Filed Pursuant to Rule 424(B)(3)
Registration No. 333-144428

PROSPECTUS

Neff Corp.

OFFER TO EXCHANGE

$230,000,000 principal amount of its 10% Senior Notes due 2015, which have been registered under the Securities Act, for any and all of its outstanding 10% Senior Notes due 2015.

We are offering to exchange our registered 10% Senior Notes due 2015, which we refer to as the exchange notes, for our currently outstanding 10% Senior Notes due 2015, which we refer to as the outstanding notes. We refer to both the exchange notes and the outstanding notes as the notes. The exchange notes are substantially identical to the outstanding notes, except that the exchange notes have been registered under the federal securities laws, and therefore will not bear any legend restricting their transfer and the holders of the exchange notes will not be entitled to most of the rights under the registration rights agreements, including the provisions for additional interest included in the registration rights agreement relating to the outstanding notes. The exchange notes will represent the same debt as the outstanding notes, and we will issue the exchange notes under the same indenture as the outstanding notes.

The principal features of the exchange offer are as follows:

•	The exchange offer expires at 12:00 midnight, New York City time, on August 31, 2007 unless extended.

•	We will exchange all outstanding notes that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer.

•	You may withdraw tendered outstanding notes at any time prior to the expiration of the exchange offer.

•	The exchange of outstanding notes for exchange notes pursuant to the exchange offer will not be a taxable event for U.S. federal income tax purposes.

•	We will not receive any proceeds from the exchange offer.

•	We do not intend to apply for listing of the exchange notes on any securities exchange or automated quotation system.

Investing in the exchange notes involves risks. See “ Risk Factors” beginning on page 17.

Neither the U.S. Securities and Exchange Commission nor any other federal or state agency has approved or disapproved of these securities to be distributed in the exchange offer, nor have any of these organizations determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is August 2, 2007.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal delivered with this prospectus states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933, as amended. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the completion of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus. You must not rely upon any information or representation not contained in this prospectus as if we had authorized it. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates, nor does this prospectus constitute an offer to sell or a solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

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The information contained in this prospectus is current only as of the date on the cover page of this prospectus, and may change after that date.

Certain monetary amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

MARKET AND INDUSTRY DATA

In this prospectus, we rely on and refer to information and statistics regarding the equipment and equipment rental industry, the size of certain markets and our position and the position of our competitors within the sectors in which we compete. Some of the market and industry data contained in this prospectus is based on independent industry publications or other publicly available information, while other information is based on our good faith estimates, which are derived from our review of internal surveys, as well as independent sources listed in this prospectus and management’s knowledge and experience in the markets in which we operate. In particular, we made our determinations of market size, market share within our industry and growth estimates for non-residential construction based on information from Manfredi & Associates, McGraw Hill Construction, F.W. Dodge, Rental Equipment Register, the American Rental Association, International Rental News, the U.S. Census Bureau, Haver Analytics and FMI Corporation. Our market rank is based on rental revenues according to the Rental Equipment Register. Our estimates have also been based on information obtained from our customers, suppliers and other contacts in the markets in which we operate. Although we believe that these independent sources and our internal data are reliable as of their respective dates, the information contained in them has not been independently verified and we cannot assure you as to the accuracy or completeness of this information. As a result, you should be aware that the market and industry data and market share estimates set forth in this prospectus, and beliefs and estimates based thereon, may not be reliable.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. It does not contain all of the information that you may consider important in making your investment decision and is qualified in its entirety by the more detailed information and historical financial statements, including the notes thereto, that are included elsewhere in this prospectus. Therefore, you should read the entire prospectus carefully, including in particular the information set forth under “Risk Factors.” Certain statements in this summary are forward-looking statements. See “Forward-Looking Statements.” Except as otherwise stated or required by the context, references in this prospectus to the “Company,” “we,” “us” and “our” refer to Neff Corp. and its subsidiaries on a pro forma basis after giving effect to our acquisition by affiliates of Lightyear Capital LLC, and the related financings.

Our Company

We are the eighth largest equipment rental company in the U.S. as measured by rental revenues. Through our 66 branches, located primarily in the sunbelt states, we rent a broad variety of construction and industrial equipment, including earthmoving, material handling, aerial, compaction and related equipment. We seek to optimize returns in each equipment category by applying a highly disciplined asset management approach of acquiring, renting, maintaining and divesting our fleet. Our branches are organized into operating clusters in five geographic regions in the U.S.: Florida, Atlantic, Southeastern, Central and Western. This clustering approach enables us to establish a strong local presence and to share our equipment efficiently among branches in order to maximize fleet utilization and return on invested capital. We are located in markets that we believe feature high levels of population and employment growth and strong non-residential construction activity. Our target customers are mid-sized, regional and local non-residential construction firms that, in our experience, value our expertise in earthmoving equipment and high level of service and equipment quality standards.

We believe that we have a differentiated strategy based on our successful fleet management, our focus on earthmoving equipment, the breadth and quality of our rental equipment fleet and our branch clustering strategy in the sunbelt region. This differentiated strategy has helped us generate strong performance. We derive revenue from renting equipment, selling new and used equipment, parts and supplies and from providing related maintenance. During 2006, we served over 20,000 customers and generated 83.4% of our revenues from equipment rentals. As of March 31, 2007, our rental fleet consisted of 13,104 major pieces of equipment with an original equipment cost (which we define as the cost originally paid to manufacturers or the original amount financed under our operating leases, or the Original Cost) of approximately $530.5 million. From 2004 through 2006, we have made significant investments in our rental fleet, increasing our gross fleet from $407.3 million to $512.4 million of Original Cost and decreasing the average age of our fleet from 47 months to 42 months, respectively. During 2006, we generated revenues of $330.3 million, Adjusted EBITDA (as defined) of $150.2 million and Adjusted EBITDA margin of approximately 45.5%.

Industry Overview

According to the Rental Equipment Register, the U.S. equipment rental industry grew from approximately $6.6 billion in annual rental revenues in 1990 to an estimated $34.8 billion in 2006, representing a compounded annual growth rate of approximately 11.0%. The primary end-markets served by the equipment rental industry include the non-residential construction and industrial markets and, to a lesser extent, the residential construction market. The Rental Equipment Register projects that the U.S. equipment rental industry will grow by approximately 8.0% in 2007, resulting in estimated annual rental revenues of $37.6 billion in 2007.

We believe part of this growth will be driven by the ongoing secular shift in the U.S. construction market towards reliance on equipment rental instead of ownership, as evidenced by increasing penetration rates measured by the amount of equipment sold to rental companies as a percentage of the total amount of equipment sold. According to the International Rental News, rental equipment companies purchased 38% of all construction equipment sold in the U.S. in 2005. The U.S. lags behind the United Kingdom and Japan, where rental equipment companies purchased 80% and 60%, respectively, of the total construction equipment sold in 2005 according to the same source. We believe that the shift from owning to renting equipment in the U.S. will continue as construction and industrial firms recognize the many advantages of renting rather than owning equipment. Renting allows them to:

•	avoid large equipment capital investments;

•	supplement owned equipment;

•	obtain equipment on an as-needed basis;

•	minimize costs related to idle equipment;

•	reduce storage and maintenance costs;

•	reduce depreciation charges; and

•	access a broad selection of equipment and current technology.

Growth in non-residential construction is another key driver of our business. According to the U.S. Census Bureau, total non-residential construction activity increased to $558.5 billion in 2006, representing an increase of 13.3% from 2005. The non-residential construction industry is cyclical and expanded through most of the 1990’s but contracted in 2001 and 2002 eventually reaching a trough in 2003. Over the past four decades, the median expansion period for nonresidential construction has been approximately 81 months with the previous cycle lasting approximately 106 months. According to FMI Corporation, a leading industry research source, total U.S. non-residential construction spending is estimated to grow by 8.6% in 2007 and 7.8% in 2008. We believe that this continued growth will result in increased demand for rental equipment.

Additionally, the equipment rental industry in the U.S. is highly fragmented and, according to the Rental Equipment Register, is comprised of approximately 15,000 national, regional and local companies, ranging from small, independent locally-owned businesses with one or two rental locations to larger public companies, including tool rental centers of national home improvement stores. Some equipment manufacturers sell and rent equipment to customers directly and through their dealer networks. In 2005, according to the Rental Equipment Register, revenues of the ten largest equipment rental companies accounted for 25%—30% of the market, as compared to 8.4% in 1995, with smaller, regional rental companies and independent operators comprising the rest of the market. We believe that the larger rental companies will be able to continue to increase their market share and outperform the smaller, independent companies by better meeting customer demands to deliver a broad selection of high quality and reliable equipment.

Our Business Strengths

We believe our business has the following strengths:

Emphasis on Active Asset Management. We have strategically positioned our business model to focus on the disciplined management of our rental fleet. We believe that our emphasis on fleet management and rental rates has optimized our return on invested capital and has provided us with a flexible platform from which to respond to changes in demand for our rental equipment. From 2004 through 2006, we have made significant investments in our rental fleet, increasing our gross fleet from $407.3 million to $512.4 million of Original Cost and decreasing the average age of our fleet from 47 months to 42 months, respectively. Rental revenues, which have increased at a compound annual growth rate of 13.5% over the last four years, accounted for approximately 83.4% of our total revenues during 2006. We believe that we have been able to generate industry leading returns with Adjusted EBITDA margin during 2006 of approximately 45.5%.

Regional Focus on Rapidly Growing Markets with Favorable Trends. Our branches are primarily located in the sunbelt states. McGraw Hill Construction, a leading industry research source, projects that non-residential construction activity in the regions we serve will generally exceed the U.S. averages for at least the next three years driven in part by the favorable demographic trends and economic conditions in these markets. Our locations also benefit from favorable climate conditions that facilitate year-round construction activity and reduce seasonality in our business. By clustering our operations in select regions and concentrating our branches in strategic markets within those regions, we have established a strong local presence and developed significant brand recognition. This clustering has allowed us to share and redeploy equipment among branches. We also believe that our 66 branches in 14 states provide us with excellent diversification, reducing our dependence on construction activity in any single local market.

High Quality Fleet Focused on Earthmoving Equipment. We offer our customers a broad line of construction and industrial equipment with a focus on the earthmoving category, which in our experience features longer average rental periods and is less susceptible to competitive pricing pressure compared to other categories of construction equipment. As of March 31, 2007, we had 4,592 major pieces of earthmoving equipment, accounting for approximately 47.5% of the Original Cost of our rental fleet. Our rigorous maintenance and repair program enables us to maximize the useful life of our fleet and results in a higher ultimate resale value. We supplement our maintenance program with ongoing capital investment in new equipment and regular sales of used equipment in order to optimize our fleet mix and age. Our fleet includes the latest models from leading branded original equipment manufacturers, or OEMs, including Kobelco, Case, John Deere, Ingersoll Rand, and Komatsu, among others.

Disciplined Sales Culture Leveraging Advanced Information Technology. We target high-margin rental opportunities with customers who value our customer service. In order to accomplish this, we developed our customer relationship management system, or CRM system, which is used at all levels of the organization from our sales force to our senior management to identify and pursue sales leads and pricing opportunities. As part of this system, our sales force is automatically updated on new construction projects within their territories as well as the names and contact information of the key contractors. As a result, our branch and regional managers are better able to make informed decisions and respond quickly to changing market conditions. Our CRM system enables our senior management to evaluate sales force effectiveness by efficiently monitoring contact lists and customer call frequency. We believe that our CRM system is a competitive advantage that has resulted in greater sales coordination, increased corporate control over customer account information and improved rental margins.

Strong Customer Relationships. We believe our target customer group of mid-sized, regional and local construction firms values our high level of service, delivery and equipment reliability standards. We also believe that we have forged strong relationships with our customers through our local presence and commitment to superior service at all levels of our organization. We spend significant time and resources to train all key personnel to deliver high-quality customer service in every client interaction by providing solutions, delivering well-maintained equipment and being responsive in the field. The ability to respond to customer needs and service calls in a timely manner is critical to our customers who depend on the availability of reliable equipment in order to complete construction projects on schedule. In addition, many of our local and regional managers have worked for us for many years and have developed strong local relationships with these customers in their markets. We typically serve over 20,000 customers each year, which primarily include mid-sized local construction firms, municipalities, utilities and industrial users. In 2006, no single customer accounted for more than 1.0% of our total rental revenues and our ten largest customers accounted for approximately 4.8% of our total rental revenues.

Experienced Management Team. Our senior management team, which includes Graham Hood, our President and Chief Executive Officer and Mark Irion, our Chief Financial Officer, has significant operating experience in the equipment rental industry. Our regional vice presidents have, on average, over 25 years of experience in the equipment rental industry and bring substantial knowledge of the local markets in their respective regions. Our entire regional management team, with an average of over 10 years with Neff and 18 years of industry experience, represents a stable base of operating management with long-term, local relationships and rental industry expertise. This industry expertise, combined with our advanced management information and CRM system, enables our regional management team to respond quickly to changing market conditions.

Our Business Strategy

Our strategy focuses on active asset management and optimal asset returns. Key elements of our strategy are the following:

Manage Fleet to Optimize Return on Invested Capital. We are committed to the disciplined management of our fleet to optimize utilization and profitability by:

•	using our comprehensive management information systems to redeploy assets within our operating regions to areas with the highest level of demand;

•	using return-on-investment criteria to foster a disciplined capital expenditure strategy;

•	continuing our rigorous maintenance program by monitoring the maintenance history of each individual piece of equipment; and

•	seeking to sell older equipment from our fleet at optimal times.

Provide Premium Customer Service. We are committed to providing our customers with premium service. We believe that our target customer base values our strong regional presence, our well-established local relationships and our full service branches, which offer 24/7 support. We intend to leverage our quality product offerings, superior customer service and advanced CRM system to retain our existing customers and further penetrate our target customer base with a particular focus on mid-sized non-residential construction firms. We do not intend to compete for less profitable business with national accounts that emphasize volume discounts or for “do-it-yourself” and consumer customers who typically are more sensitive to price and use equipment with lower rental rates.

Maintain Focus on Earthmoving Equipment and a Rigorous Repair and Maintenance Program. We believe that the secular shift in the U.S. construction industry from owning to renting equipment will increase demand for the rental of earthmoving equipment because this equipment category has lower rental penetration in comparison to other equipment types. In addition, we believe that the rental market for earthmoving equipment, which requires large initial capital investment, is less susceptible to competitive pricing pressure compared to other categories of construction equipment. We believe that our emphasis on the rigorous maintenance and repair of our fleet will continue to maximize its useful life, enhance its ultimate resale value, reduce costs associated with equipment down time and improve overall customer satisfaction. Our earthmoving equipment fleet has an average age of 33.8 months. Our focus on earthmoving equipment and rigorous maintenance and repair will continue to help us generate industry leading returns on our assets.

Pursue Highly Scalable Business Model. We have a highly scalable infrastructure that includes a network of 66 full-service facilities. Our current network can support significant additions to our rental fleet without substantial further investment in infrastructure. We believe that, so long as favorable industry conditions continue, this infrastructure will enable us to achieve significant growth in revenues, operating profit and operating profit margins by deploying additional rental fleet into our existing branch network. In addition, we believe that our advanced management information and CRM systems will enable us to continue to improve our operating efficiency.

Capitalize on Multiple Growth Opportunities. We believe that the growth of non-residential construction activity and the ongoing secular shift in the U.S. construction market towards reliance on rental equipment provide us with considerable opportunities for growth. We intend to capitalize on these growth opportunities primarily by increasing fleet within our existing branch network, utilizing our management information and CRM systems to improve pricing and utilization levels and targeting customers who value our equipment mix and service capabilities. The significant operating leverage inherent in our business has in the past allowed the majority of incremental revenue generated by our existing branches to increase our operating profits and operating profit margins. In addition, we will look to add new locations within our existing markets and to make opportunistic acquisitions that will enhance our presence within our regions.

The Transactions

On May 31, 2007, we consummated the transactions contemplated by the merger agreement, dated March 31, 2007, or the Merger Agreement, with affiliates of Lightyear Capital LLC, or the Sponsor, which provided for the Sponsor’s and certain other investors’ acquisition of the Company, which we refer to as the Acquisition. Pursuant to the Merger Agreement, contemporaneously with the completion of the offering of the outstanding notes, we merged with LYN Acquisition Corp., or Merger Sub, a Delaware corporation, and became an indirect wholly-owned subsidiary of LYN Holdings LLC, now known as Neff Holdings LLC, or Holdings LLC, a Delaware limited liability corporation. Under the Merger Agreement, Neff Corp. became the surviving entity. In connection with the Acquisition, on May 4, 2007 we commenced a tender offer and consent solicitation to purchase any and all of our then-outstanding 11 1/4 % second priority senior secured notes due 2012, or the 11 1/4% Notes, and our then-outstanding 13% senior subordinated notes due 2013, or the 13% Notes, and, together with the 11 1/4% Notes, the Senior Notes, to amend the related indenture and the Senior Notes to eliminate substantially all of the restrictive covenants and certain events of default and to modify certain other provisions of the indenture and the Senior Notes. We received valid tenders and consents from our 11 1/4% Notes and our 13% Notes. Accordingly, the requisite consents to adopt the proposed amendments to the indentures governing the Senior Notes were received. We purchased the tendered notes on the date of the Acquisition and, in connection with the Acquisition, we refinanced our then existing credit facility. We refer to the Acquisition, the refinancing of our then-existing indebtedness, including the tender offer, and the related debt and equity financings as the Transactions.

The total equity contributed in the Acquisition was approximately $201.6 million. Approximately $191.0 million was contributed to the common equity of Merger Sub by Holdings LLC and certain co-investors. An additional $10.6 million of equity in LYN Holdings Corp., now known as Neff Holdings Corp., or Holdings Corp., was retained by certain members of management in the form of rollover equity. The net merger consideration paid to our stockholders and optionholders was $366.8 million net of fees and expenses related to the Acquisition. In addition to the Acquisition described above, the Transactions were funded with the proceeds from:

•	$214.0 million of borrowings under the $350.0 million senior secured asset-based revolving credit facility, or the ABL Credit Facility;

•	the borrowing of $290.0 million under our senior secured second lien term loan, or the Second Lien Facility and, together with the ABL Credit Facility, the Senior Secured Credit Facilities; and

•	the issuance of $230.0 million aggregate principal amount of the 10% Senior Notes due 2015, or the outstanding notes.

The following chart illustrates our corporate structure:

Neff Corporate Structure

The actual sources and uses of funds for the Transactions are shown in the table below.

Sources of Funds		Uses of Funds
(in millions)		(in millions)
ABL Credit Facility(1)	$214.0	Purchase of Equity(3)	$366.8
Second Lien Facility	290.0	Refinance Indebtedness(4)	501.8
Outstanding Notes	230.0	Tender Premium(5)	42.6
Equity contribution(2)	201.6	Transaction Costs(6)	24.4

Total sources	$935.6	Total Uses	$935.6

(1)	The ABL Credit Facility provides for up to $350.0 million of senior secured revolving credit borrowings and letters of credit, subject to a borrowing base determined primarily by the value of our rental fleet and equipment, accounts receivable and parts inventory.
(2)	Represents the cash equity contribution by affiliates of the Sponsor and certain co-investors and includes $10.6 million in aggregate rollover equity retained by certain members of our management, all of which is held in the form of options to purchase shares of Holdings Corp. common stock.
(3)	The equity purchase price includes expenses payable by the Company and its shareholders prior to the Acquisition (other than tender/redemption premiums) and was subject to change if the actual amount of indebtedness outstanding including accrued interest on the closing date of the Acquisition was above a specified amount, as well as for certain other factors.
(4)

Represents the Company’s outstanding debt as of May 31, 2007 including $158.8 million outstanding under the then-existing credit facility, $245.0 million of 11 1/4% Notes, $80.0 million payable on the 13% Notes and $18.0 million of accrued interest through May 31, 2007.

(5)	Represents the premium paid in the tender offer for the Senior Notes.
(6)	Represents transaction expenses payable in relation to the Acquisition, including initial purchasers’ discounts, commitment fees, professional fees, a sponsor transaction fee, and other fees and other expenses.

Our Sponsor

Lightyear Capital LLC, or Lightyear, is a private equity investment firm that provides buyout and growth capital to companies in the financial services industry. Founded in 2000, Lightyear has managed approximately $3 billion of committed capital with investments across the financial services spectrum, including asset management, banking, brokerage, financial technology, insurance, leasing and related business services, and other sectors within financial services. Lightyear and its principals have experience with equipment rental and leasing companies, having acquired Baker Tanks, Inc. (since renamed BakerCorp) in 2005, a leading liquid and solid containment equipment rental and leasing services company. The senior team of professionals has an average of 20 years of financial services-related experience and has been involved in numerous private equity transactions.

Additional Information

Neff Corp. is a Delaware corporation. Our principal executive offices are located at 3750 N.W. 87th Avenue, Suite 400, Miami, Florida 33178, and our telephone number is (305) 513-3350. Our website address is www.neffrental.com. The information contained on our website is not part of this prospectus. On July 25, 2007, LYN Holdings LLC and LYN Holdings Corp. changed their names to Neff Holdings LLC and Neff Holdings Corp., respectively.

The Exchange Offer

Issuer	Neff Corp.

Securities Offered	$230,000,000 in aggregate principal amount of 10% Senior Notes due 2015.

Exchange Offer

The exchange notes are being offered in exchange for a like principal amount of outstanding notes. We will accept any and all outstanding notes validly tendered and not withdrawn prior to 12:00 midnight, New York City time, on August 31, 2007. Holders may tender some or all of their outstanding notes pursuant to this exchange offer. However, outstanding notes may be tendered only in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. The form and terms of the exchange notes are the same as the form and terms of the outstanding notes except that:

• the exchange notes have been registered under the federal securities laws and will not bear any legend restricting their transfer;

• the exchange notes bear a different CUSIP number than the outstanding notes; and

•   the holders of the exchange notes will not be entitled to most rights under the registration rights agreements, including the provisions for an increase in the interest rate on the outstanding notes in some circumstances contained in the registration rights agreement relating to the outstanding notes.

Expiration Date	The exchange offer will expire at 12:00 midnight, New York City time, on August 31, 2007, unless we decide to extend the exchange offer.

Conditions to the Exchange Offer	The exchange offer is subject to certain customary conditions, some of which may be waived by us. See “The Exchange Offer—Conditions to the Exchange Offer.”

Procedures for Tendering Outstanding Notes

If you wish to accept the exchange offer, you must complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal, in accordance with the instructions contained in this prospectus and in the letter of transmittal. You should then mail or otherwise deliver the letter of transmittal, or facsimile, together with the outstanding notes to be exchanged and any other required documentation, to the exchange agent at the address set forth in this prospectus and in the letter of transmittal. If you hold a beneficial interest in a global note through a participant in the Depository Trust Company, then to accept the exchange offer you must comply with the applicable procedures of the Depository Trust Company, which will substantially affect the procedures set forth above.

By executing the letter of transmittal, you will represent to us that, among other things:

• any exchange notes to be received by you will be acquired in the ordinary course of business;

•   you have no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the notes or the exchange notes in violation of the provisions of the Securities Act;

• you are not an “affiliate” (within the meaning of Rule 405 under Securities Act) of Neff Corp.; and

•   if you are a broker-dealer that will receive exchange notes for your own account in exchange for outstanding notes that were acquired as a result of market-making or other trading activities, that you will deliver a prospectus in connection with any resale of such exchange notes.

Effect of Not Tendering

Any outstanding notes that are not tendered or that are tendered but not accepted will remain subject to the restrictions on transfer. Since the outstanding notes have not been registered under the federal securities laws, they bear a legend restricting their transfer absent registration or the availability of a specific exemption from registration. Upon the completion of the exchange offer, we will have no further obligations, except under limited circumstances, to provide for registration of the outstanding notes under the federal securities laws.

Interest on the Exchange Notes and the Outstanding Notes

The exchange notes will bear interest from the most recent interest payment date to which interest has been paid on the outstanding notes or, if no interest has been paid on the outstanding notes, from the date of original issue of the outstanding notes. Interest on the outstanding notes accepted for exchange will cease to accrue upon the issuance of the exchange notes.

Withdrawal Rights	Tenders of outstanding notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

Federal Tax Consequences

The exchange of outstanding notes for exchange notes in the exchange offer will not be a taxable event for United States federal income tax purposes. See “United States Federal Income Tax Consequences.”

Use of Proceeds	We will not receive any proceeds from the issuance of exchange notes pursuant to the exchange offer.

Exchange Agent	Wells Fargo Bank, National Association, the trustee under the indenture, is serving as exchange agent in connection with the exchange offer.

Terms of the Exchange Notes

Issuer	Neff Corp.

Notes Offered	$230,000,000 principal amount of 10% Senior Notes due 2015.

Guarantees

Each of our existing and future wholly-owned domestic restricted subsidiaries will jointly, severally, fully and unconditionally guarantee the exchange notes on a senior unsecured basis to the extent such entities guarantee our Senior Secured Credit Facilities.

Maturity Dates	The exchange notes will mature on June 1, 2015.

Interest Rate	Interest on the exchange notes will be payable in cash and will accrue at a rate of 10% per annum.

Interest Payment Dates	June 1 and December 1, commencing December 1, 2007.

Ranking	The exchange notes and the guarantees thereof will be our and the guarantors’ general unsecured senior indebtedness and will:

•   be senior in right of payment to any of our and the guarantors’ future indebtedness and other obligations that are, by their terms, expressly subordinated in right of payment to the notes and the subsidiary guarantees;

• rank equal in right of payment with any of our and the guarantors’ existing and future senior indebtedness; and

•   be effectively subordinated to all of our and the subsidiary guarantors’ senior secured indebtedness and other obligations (including our Senior Secured Credit Facilities) to the extent of the value of the assets securing such obligations.

As of May 31, 2007, we and the guarantors had total indebtedness of $734.0 million, $504.0 million of which would have ranked senior in right to the exchange notes. As of May 31, 2007, we had approximately $112.6 million of additional availability under our ABL Credit Facility, subject to borrowing base limitations.

Optional Redemption

We may redeem the exchange notes, in whole or in part, at any time prior to June 1, 2011 at a price equal to 100% of the aggregate principal amount of the exchange notes plus a “make whole” premium. We may redeem the exchange notes, in whole or in part, at any time on or after June 1, 2011, at the redemption prices specified in “Description of Notes—Optional Redemption,” plus accrued and unpaid interest, if any, to the redemption date. In addition, we may redeem up to 35% aggregate principal amount of the exchange notes before June 1, 2010, with the net cash proceeds from certain equity offerings at the redemption price listed in “Description of Notes—Optional Redemption.”

Change of Control

If we experience specific kinds of changes of control, we must offer to repurchase all of the exchange notes at 101% of their principal amount, plus accrued and unpaid interest, if any, to the repurchase date.

Certain Covenants	The indenture governing the exchange notes will, among other things, limit our ability and the ability of our subsidiaries to:

• incur additional indebtedness;

• incur liens

• pay dividends on or make distributions in respect of our capital stock or make other restricted payments;

• make investments;

• consolidate, merge, sell or otherwise dispose of certain assets; and

• enter into transactions with our affiliates.

These covenants will be subject to important exceptions, limitations and qualifications. For more detail, see “Description of Notes.”

Use of Proceeds	We will not receive any proceeds from the issuance of the exchange notes pursuant to the exchange offer.

Risk Factors

Investment in the exchange notes involves substantial risks. You should carefully consider the information in the “Risk Factors” section and all other information included in this prospectus before investing in the exchange notes.

Summary Historical and Pro Forma Consolidated Financial Data

The following table sets forth our summary financial information as of the dates and for the periods indicated. The summary historical financial data for the years ended December 31, 2004, 2005 and 2006 have been derived from our audited financial statements included elsewhere in this prospectus. The summary historical consolidated balance sheet as of March 31, 2007 and the consolidated statement of operations for the three months ended March 31, 2006 and 2007 have been derived from our unaudited financial statements included elsewhere in this prospectus. The unaudited historical consolidated financial statements have been prepared on a consistent basis with the audited consolidated financial statements and, in the opinion of our management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information set forth herein. Interim financial results are not necessarily indicative of results that may be expected for the full fiscal year or any future reporting period.

Neff Corp. is a holding company that conducts no operations and its only material asset is its membership interest in Neff Rental LLC. In turn, Neff Rental LLC is a direct, wholly owned subsidiary of Neff Corp. and conducts no operations. The only material assets of Neff Rental LLC are the capital stock of Neff Finance Corp. and Neff Rental, Inc. Neff Rental LLC and Neff Finance Corp. were organized in June 2005, have not conducted any operations since then, and therefore have no prior history. Neff Corp. is the predecessor entity of Neff Rental LLC, and Neff Rental LLC has assumed and succeeded to substantially all of the assets and liabilities of Neff Corp.

The unaudited pro forma financial information is based on our audited and unaudited financial statements appearing elsewhere in the prospectus, as adjusted to illustrate the pro forma effects of the Transactions, as if they had occurred on March 31, 2007, with respect to the pro forma balance sheet data and as of January 1, 2006, with respect to the pro forma statement of operations data. The pro forma statement of operations data is derived from the unaudited pro forma statement of operations data appearing elsewhere in this prospectus. Pro forma balance sheet data is derived from the unaudited pro forma condensed consolidated balance sheet included elsewhere in this prospectus. The pro forma adjustments are based on available information and certain assumptions that we believe are reasonable. The unaudited pro forma information is presented for illustrative purposes only and does not purport to represent what our actual financial position or results of operations would have been had the Transactions actually been completed on the dates indicated. The pro forma information is not necessarily indicative of our future financial position or results of operations.

You should read the information contained in this table in conjunction with the “Unaudited Pro Forma Condensed Consolidated Financial Information,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and the notes thereto included elsewhere in this prospectus.

	Year Ended December 31,			Three Months Ended March 31,		Pro Forma Year Ended December 31,
	2004	2005	2006	2006	2007	2006
	(in thousands, except percentage data)
Statement of Operations Data:
Revenues:
Rental revenues	$192,880	$229,802	$275,397	$61,876	$62,352	$275,397
Equipment sales	42,750	36,360	39,409	11,993	14,599	39,409
Parts and service	12,058	13,461	15,472	3,791	3,471	15,472

Total revenues	247,688	279,623	330,278	77,660	80,422	330,278

Cost of revenues:
Cost of equipment sold	35,890	26,867	27,715	8,662	10,062	32,469
Depreciation of rental equipment	41,739	47,962	58,990	13,954	15,131	72,903
Maintenance of rental equipment	74,266	70,653	70,223	17,359	17,470	70,223
Costs of parts and service	7,236	8,093	9,677	2,262	2,154	9,677

Total cost of revenues	159,131	153,575	166,605	42,237	44,817	185,272

Gross profit	88,557	126,048	163,673	35,423	35,605	145,006

Other operating expenses:
Selling, general and administrative expenses	58,403	67,871	74,897	17,726	18,957	77,557
Other depreciation and amortization	5,936	5,456	5,902	1,370	1,754	15,902
Recapitalization expenses(1)	—	21,276	—	—	—	—

Total other operating expenses	64,339	94,603	80,799	19,096	20,711	93,459

Income from operations	24,218	31,445	82,874	16,327	14,894	51,547

Other expenses:
Interest expense(2)	17,313	32,963	50,730	11,847	12,627	61,062
Loss on debt extinguishment(3)	—	4,830	—	—	—	—
Other non-operating expense, net(4)	876	6,692	2,087	469	536	1,970

Total other expenses	18,189	44,485	52,817	12,316	13,163	63,032

Income (loss) before income taxes	6,029	(13,040)	30,057	4,011	1,731	(11,485)
Income tax benefit (provision)	—	—	5,091	—	(717)	17,708

Net income (loss)	$6,029	$(13,040)	$35,148	$4,011	$1,014	$6,223

Other Financial Data:
EBITDA(5)	$72,967	$80,033	$147,766	$31,651	$31,779	$140,352
Adjusted EBITDA(5)	71,893	106,139	150,206	32,250	32,388	150,046
Adjusted EBITDA margin(6)	29.0%	38.0%	45.5%	41.5%	40.3%	45.4%
Depreciation and amortization	$47,675	$53,418	$64,892	$15,324	$16,885	$88,805
Capital exenditures:
Non-rental	$5,694	$7,819	$10,632	$4,721	$9,625	$10,632
Rental	92,331	152,305	119,376	58,975	46,680	119,376
Equipment sales	(42,750)	(36,360)	(39,409)	(11,993)	(14,599)	(39,409)

Net capital expenditures(7)	$55,275	$123,764	$90,599	$51,703	$41,706	$90,599

Pro Forma as of March 31, 2007
(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$59
Rental equipment:
Rental equipment at cost	408,235
Accumulated depreciation	—
Rental equipment, net	408,235
Total assets	988,393
Total secured debt(8)	509,366
Total debt(8)	739,366
Total stockholders’ equity	200,150
Pro Forma Credit Statistics:
Pro forma interest expense for the year ended December 31, 2006(2)	$61,062
Ratio of pro forma Adjusted EBITDA to pro forma interest expense for the year ended December 31, 2006	2.5x

(1)

In June 2005, we entered into a senior secured credit facility and issued the Senior Notes in connection with a leveraged recapitalization, which we refer to as the Recapitalization, and became a majority-owned subsidiary of Odyssey Investment Partners, LLC. Recapitalization expenses represent $3.4 million of non-recurring compensation and $17.9 million of stock compensation expense incurred as a result of the Recapitalization.

(2)	Interest expense excludes the amortization of debt issue costs. See “Unaudited Pro Forma Condensed Consolidated Information.”
(3)	Loss on debt extinguishment represents the write-off of deferred debt issuance costs and expenses incurred in connection with the refinancing of substantially all of our debt during the second quarter of 2005 in connection with the Recapitalization.
(4)	Other non-operating expense, net represents amortization of debt issue costs of $2.0 million, $6.7 million, $2.1 million for the years ended December 31, 2004, 2005 and 2006, respectively and includes adjustments to gain on sale of business, of which we recovered $1.1 million in the year ended December 31, 2004.
(5)	EBITDA represents net income plus interest, taxes and depreciation and amortization. Adjusted EBITDA represents EBITDA as further adjusted to eliminate (i) loss on debt extinguishment, (ii) non-cash compensation charges arising from any grant of stock, stock options or equity-based awards, (iii) charges for impairment of goodwill, (iv) increases in the cost of equipment sold relating to purchase accounting adjustments, (v) management, advisory and other fees and (vi) any extraordinary, unusual or nonrecurring gains or losses. EBITDA and Adjusted EBITDA are not presentations made in accordance with GAAP, are not measures of financial condition, liquidity or profitability and should not be considered as an alternative to net income (loss) determined in accordance with GAAP or operating cash flows determined in accordance with GAAP. Additionally, EBITDA and Adjusted EBITDA are not intended to be measures of free cash flow for management’s discretionary use, as they do not take into account certain cash requirements such as interest payments, tax payments, debt service requirements and capital expenditures. We believe that inclusion of EBITDA and Adjusted EBITDA in this prospectus is appropriate to provide additional information to investors about our operating performance relative to our peers and to provide a measure of operating results unaffected by difference in capital structure, capital investment cycles and ages of related assets among otherwise comparable companies. We believe the inclusion of EBITDA and Adjusted EBITDA is appropriate because the adjustments used to calculate EBITDA and Adjusted EBITDA will be used in the indenture for the notes as part of the adjustments to net income used in the calculations to determine whether we can incur additional debt pursuant to an interest coverage ratio. These adjustments are used in calculating covenants contained in our Senior Secured Credit Facilities and metrics used to determine the applicable margin for loans under such facilities. Management believes that the Senior Secured Credit Facilities are material to our operations.

EBITDA and Adjusted EBITDA have limitations as analytical tools and you should not consider such measures in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	they do not reflect our cash expenditures, or future requirements, for significant capital expenditures or contractual commitments;

•	they do not reflect changes in, or cash requirements for, our working capital needs;

•	they do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our significant amount of indebtedness;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements; and

•

they do not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations but may nonetheless have a material impact on our results of operations.

In addition, because not all companies use identical calculations, these presentations of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures of other companies, including companies in our industry.

Reconciliation of Net Income (Loss) to EBITDA and Adjusted EBITDA

	Year Ended December 31,			Three Months Ended March 31,		Pro Forma Year Ended December 31,
	2004	2005	2006	2006	2007	2006
	(in thousands)

Net income (loss)	$6,029	$(13,040)	$35,148	$4,011	$1,014	$6,223
Income taxes	—	—	(5,091)	—	717	(17,708)
Interest expense	17,313	32,963	50,730	11,847	12,627	61,062
Depreciation of rental equipment	41,739	47,962	58,990	13,954	15,131	72,903
Other depreciation and amortization	5,936	5,456	5,902	1,370	1,754	15,902
Amortization of debt issue cost	1,950	6,692	2,087	469	536	1,970

EBITDA	72,967	80,033	147,766	31,651	31,779	140,352

Loss on debt extinguishment(a)	—	4,830		—		—
Adjustments to gain on sale of business(b)	(1,074)	—	—	—	—	—
Recapitalization expenses(c)	—	21,276	—	—	—	—
Monitoring fee(d)	—	—	—	—	—	2,500
Stock compensation expense(e)	—	—	2,440	599	609	2,440
Increase in cost of equipment sold(f)	—	—	—	—	—	4,754

Adjusted EBITDA	$71,893	$106,139	$150,206	$32,250	$32,388	$150,046

(a)	See note (3) above.
(b)	See note (4) above.
(c)	See note (1) above.
(d)	The Adjustment reflects the effect of the annual monitoring fees to be paid to affiliates of the Sponsor and certain other parties in connection with the Transactions.
(e)	The Adjustment reflects the effect of stock compensation expenses recorded in the periods presented in accordance with SFAS No. 123-R “Share-Based Payment.”
(f)	In connection with the application of purchase accounting reflected in the pro forma financial information, the net fair market value of equipment sold during the period is recorded at the preliminary estimated fair market value of the equipment. This adjustment reflects the difference between the historical net book value and the new adjusted book value based on purchase accounting.
(6)	Adjusted EBITDA margin represents Adjusted EBITDA as a percentage of total revenues.
(7)	Net capital expenditures are total capital expenditures net of equipment sales.
(8)

As of March 31, 2007, actual total indebtedness consisted of borrowings under our then-existing credit facility, the 11 1/4% Notes, and the 13% Notes in an aggregate amount of $170.8 million, $245.0 million and $77.3 million, respectively. All of the previously outstanding indebtedness was refinanced as part of the Transactions. After giving pro forma effect to the Transactions, total indebtedness as of March 31, 2007 would have consisted of $219.4 million of borrowings under the ABL Credit Facility, $290.0 million under the Second Lien Facility and $230.0 million in aggregate principal amount of the outstanding notes.

We compensate for certain limitations in using EBITDA by relying on our GAAP results and using EBITDA and Adjusted EBITDA only as supplemental information. As noted above, the agreements governing our indebtedness include Adjusted EBITDA as a measure of our operating performance, and management believes that those agreements are material to our operations. For example, our Senior Secured Credit Facilities, and the interest rate on loans under those facilities, are material to our financial condition and results of operations because that facility is our primary source of liquidity for working capital, and the indentures governing the notes are material to our financial condition because they govern a significant portion of our long-term capitalization while restricting our ability to conduct our business.

The ABL Credit Facility uses Adjusted EBITDA to determine the interest rates on our borrowings, which are based on a leverage ratio, or the ratio of indebtedness at the end of each quarter to Adjusted EBITDA for the twelve months ending on the last day of that quarter. Changes in our leverage ratio may result in increases or decreases in the interest rate margin applicable to loans under the ABL Credit Facility. The fixed charge coverage ratio test prohibits us from incurring additional indebtedness if our ratio of Adjusted EBITDA to interest expense would be less than 1.0:1.0, when our excess availability is less than $35.0 million. Assuming that the amount of our indebtedness remained constant, a decrease of $9.5 million in our Adjusted EBITDA for the four quarters ended March 31, 2007 would have resulted in an increase in our interest rate margins of 25 basis points. Accordingly, a change in our Adjusted EBITDA could increase or decrease our cost of funds.

The following table presents our leverage ratio, applicable interest rate margin and fixed charge coverage ratio under the ABL Credit Facility for each period for which Adjusted EBITDA is presented:

	December 31,			March 31,		Pro Forma as of March 31,
	2004(a)	2005(a)	2006(a)	2006(a)	2007(a)	2007(a)
Leverage Ratio(b)	3.2x	4.2x	3.2x	3.9x	3.3x	4.9x
Applicable Margin(c)	1.25%	1.50%	1.25%	1.50%	1.25%	1.50%
Fixed Charge Coverage Ratio(d)	4.2x	3.2x	3.0x	2.9x	2.9x	2.4x

(a)	For purposes of the table above we have calculated the ratios and presented the margins pursuant to our ABL Credit Facility that would have applied to our then-existing indebtedness for the periods presented.
(b)	The leverage ratio under our ABL Credit Facility is calculated by dividing funded debt at December 31, 2004, 2005 and 2006, March 31, 2006 and 2007 and pro forma at March 31, 2007 of $228.6 million, $450.9 million, $485.7 million, $464.5 million, $493.1 million and $739.4 million, respectively, by Adjusted EBITDA for the twelve month periods ended December 31, 2004, 2005 and 2006, March 31, 2006 and 2007 and pro forma at March 31, 2007 of $71.9 million, $106.1 million, $150.2 million, $119.0 million, $150.3 million and $150.2 million, respectively.
(c)	Applicable margin represents the interest rate margin applicable to loans under our ABL Credit Facility and is expressed as a number of basis points to be added to the LIBOR rate then in effect with respect to those loans. Our ABL Credit Facility has the following tabular grid expressing the interest rate margin applicable to each of the following leverage ratio ranges:

Leverage Ratio	Applicable LIBOR Margin
Greater than or equal to 3.5:1.0	150
Less than 3.5:1.0	125

(d)	The fixed charge coverage ratio under the ABL Credit Facility represents the ratio of Adjusted EBITDA for the twelve months ended December 31, 2004, 2005 and 2006 and March 31, 2006 and 2007 and pro forma at March 31, 2007 of $71.9 million, $106.1 million, $150.2 million, $119.0 million, $150.3 million and $150.2 million, respectively, to interest expense for the twelve month periods ended December 31, 2004, 2005 and 2006, and March 31, 2006 and 2007 and pro forma at March 31, 2007 of $17.3 million, $33.0 million, $50.7 million, $40.6 million, $51.5 million and $61.5 million, respectively, in each case on a consolidated basis. The covenant allows us to incur as much incremental debt as possible without causing the ratio to be less than 1.0:1.0, when our excess availability is less than $35.0 million. In addition, the covenant permits us to incur other permitted debt that is not regulated by the fixed charge coverage ratio. This is not a minimum requirement or “maintenance” covenant.

The indenture contains a covenant that restricts our ability to incur certain additional indebtedness unless, among other things, we can comply with a fixed charge coverage ratio that is calculated by reference to Adjusted EBITDA. Adjusted EBITDA under the indenture includes, in addition to the adjustments under the ABL Credit Facility, adjustments for actual expenses incurred relating to rental equipment operating leases that expired or were terminated. That fixed charge coverage ratio test prohibits us from incurring certain additional indebtedness if our ratio of Adjusted EBITDA to interest expense would be less than 2.0:1.0. Accordingly, Adjusted EBITDA is a key factor in determining how much additional indebtedness we may be able to incur from time to time to operate our business.

R ISK FACTORS

In addition to the other information included in this prospectus, you should carefully consider the risks described below before making a decision to participate in the exchange offer. Your investment in the exchange notes involves substantial risks. Any of the following risks could materially and adversely affect our business, financial condition, results of operations or cash flows. In such case, you may lose all or part of your original investment in the exchange notes.

Risks Relating to Our Indebtedness and the Exchange Offer

Our substantial indebtedness could adversely affect our financial health, our cash flow and our ability to operate our business, and prevent us from fulfilling our obligations under our indebtedness, including the exchange notes.

We have a significant amount of indebtedness. On March 31, 2007, after giving pro forma effect to the Transactions, we would have had total indebtedness of approximately $739.4 million (of which $219.4 million would have consisted of borrowings under the ABL Credit Facility, $290.0 million would have consisted of borrowings under our Second Lien Facility and $230.0 million would have consisted of the outstanding notes). In addition, we had additional availability under our ABL Credit Facility of $107.2 million, based on the estimated borrowing base as of March 31, 2007 and $8.8 million in letters of credit.

Our substantial indebtedness could have important consequences to you. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to our indebtedness, including the exchange notes;

•	increase our vulnerability to general adverse economic and industry conditions;

•

require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, strategic growth efforts and other general corporate purposes;

•	limit our ability to make strategic acquisitions or cause us to make non-strategic divestitures;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage compared to our competitors who have less indebtedness; and

•	limit our ability to borrow additional funds.

In addition, the indenture governing exchange notes and the credit agreements governing the Senior Secured Credit Facilities contain restrictive covenants that limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our indebtedness.

Any of the above described factors could materially and adversely affect our business and results of operations. Furthermore, our interest expense could increase if interest rates increase because the entire amount of our indebtedness under the Senior Secured Credit Facilities bear interest at floating rates. See “Description of Other Indebtedness.” If we do not have sufficient earnings to service our indebtedness, we may be required to refinance all or part of our indebtedness, sell assets, borrow more money or sell securities, none of which we can guarantee we will be able to do.

We will be able to incur substantially more indebtedness. This could further exacerbate the risks associated with our substantial leverage.

We will be able to incur substantially more indebtedness in the future. The terms of the indenture governing the exchange notes and the credit agreements governing the Senior Secured Credit Facilities do not prohibit us from incurring additional indebtedness, and indebtedness, which can be incurred in compliance with the restrictions under the indenture and the Senior Secured Credit Facilities could be substantial. The ABL Credit Facility permits additional borrowings, subject to a borrowing base calculation. As of March 31, 2007, after giving pro forma effect to the Transactions, we would have had approximately $107.2 million of remaining availability for additional borrowings under the ABL Credit Facility based on the estimated borrowing base as of March 31, 2007. In addition, subject to receipt of commitments from existing lenders at other financial institutions, we are permitted to increase the amount of the ABL Credit Facility by $75.0 million. If new indebtedness is added to our current indebtedness levels, the related risks that we now face could intensify. See “Description of Other Indebtedness.”

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control and any failure to meet our debt service obligations could harm our business, financial condition and results of operations.

We have substantial long-term indebtedness, including interest obligations on such indebtedness. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual and Other Obligations.” Borrowings under our Senior Secured Credit Facilities are subject to variable interest rates. As of March 31, 2007, after giving pro forma effect to the Transactions, borrowings under the Senior Secured Credit Facilities would have been $509.4 million. If interest rates rose 1% and borrowings under the Senior Secured Credit Facilities remained constant, our interest expense for a full twelve-month period would increase by approximately $5.1 million. Our ability to make payments on and to refinance our indebtedness, including the exchange notes, and to fund planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under the ABL Credit Facility in an amount sufficient to enable us to pay our indebtedness, including the exchange notes, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, including the exchange notes, on or before maturity. Our ability to restructure or refinance our indebtedness will depend on the capital markets and our financial condition at such time. Any refinancing of our indebtedness could be at high interest rates and may require us to comply with more restrictive covenants, which could further restrict our business operations. We cannot assure you that we will be able to refinance any of our indebtedness, including the Senior Secured Credit Facilities and the exchange notes on commercially reasonable terms or at all.

Without a refinancing, we could be forced to sell assets to make up for any shortfall in our payment obligations under unfavorable circumstances. Furthermore, neither the Sponsor, the co-investors nor any other of our affiliates has any obligation to provide us with debt or equity financing. The Senior Secured Credit Facilities and the indenture governing the exchange notes limit our ability to sell assets and also restrict the use of proceeds from that sale. Moreover, the Senior Secured Credit Facilities are secured on a first-priority basis by substantially all of our assets. We may not be able to sell assets quickly enough or for sufficient amounts to enable us to meet our obligations on the exchange notes.

The exchange notes are not secured by our assets and the lenders under our Senior Secured Credit Facilities will be entitled to remedies available to secured lenders, which gives them priority over holders of the exchange notes, and the notes will be effectively subordinated to our and our subsidiary guarantors’ indebtedness under our Senior Secured Credit Facilities to the extent of the value of the assets securing such indebtedness.

The exchange notes and the related guarantees will be effectively subordinated in right of payment to all of our and our subsidiary guarantors’ secured indebtedness to the extent of the value of the assets securing such indebtedness, including our Senior Secured Credit Facilities. Loans under our Senior Secured Credit Facilities are secured by security interests in substantially all of our and the guarantors’ assets (subject to certain exceptions). See “Description of Other Indebtedness.” Under our Senior Secured Credit Facilities as of March 31, 2007, on a pro forma basis, we would have had $509.4 million of secured indebtedness outstanding and $8.8 million of letters of credit available, and approximately $107.2 million of unused commitments based on the estimated borrowing base as of March 31, 2007. If we or the guarantors become insolvent or are liquidated, if payment under our Senior Secured Credit Facilities or of any other secured indebtedness is accelerated, or if there are other events of default under our Senior Secured Credit Facilities, the lenders under our Senior Secured Credit Facilities and holders of other secured indebtedness (or an agent on their behalf) will be entitled to exercise the remedies available to secured lenders under applicable law (in addition to any remedies that may be available under documents pertaining to our Senior Secured Credit Facilities or other senior debt). For example, the secured lenders could foreclose and sell those assets in which they have been granted a security interest to the exclusion of the holders of the exchange notes, even if an event of default exists under the indenture governing the exchange notes at that time. As a result, upon the occurrence of any of these events, there may not be sufficient funds to pay amounts due on the exchange notes. In addition, our hedging obligations and treasury management with lenders under our Senior Secured Credit Facilities or their affiliates will constitute secured indebtedness under the Senior Secured Credit Facilities. The amount of this secured indebtedness varies from time to time depending upon, among other things, interest rate fluctuations, and could increase significantly.

We are a holding company and may not have sufficient cash to make payments on the exchange notes.

Substantially all of our business is conducted through our operating subsidiary, Neff Rental, Inc. Accordingly, our ability to make payments on the exchange notes is dependent on the earnings and the distribution of funds from Neff Rental LLC, which is dependent on distributions of funds from Neff Rental, Inc. Neff Rental, Inc. is a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from it. If we are unable to service our debt, we will be forced to take actions such as revising or delaying our strategic plans, reducing or delaying capital expenditures, selling assets, restructuring or refinancing our debt, including the exchange notes, or seeking additional equity capital. We may be unable to effect any of these remedies on satisfactory terms, or at all. Our Senior Secured Credit Facilities and the indenture that will govern the exchange notes will restrict our ability to dispose of assets and use the proceeds from such dispositions. We may not be able to consummate those dispositions or to use those proceeds to meet any debt service obligations then due. See “Description of Other Indebtedness” and “Description of Notes.”

The lenders under the Senior Secured Credit Facilities will have the discretion to release the guarantors under the senior credit agreements in a variety of circumstances, which will cause those guarantors to be released from their guarantees of the exchange notes.

While any obligations under the Senior Secured Credit Facilities remain outstanding, the lenders under the Senior Secured Credit Facilities may release any of the guarantors from their guarantee of the Senior Secured Credit Facilities. If a guarantor is released under the Senior Secured Credit Facilities, the guarantor will automatically be released from its guarantee of the exchange notes without action by, or consent of, any holder of the exchange notes or the trustee under the indenture governing the exchange notes offered hereby. See “Description of Notes.” The lenders under the Senior Secured Credit Facilities will have the discretion to release the guarantees under the Senior Secured Credit Facilities in a variety of circumstances. Holders of the exchange notes will not have a claim as a creditor against any subsidiary that is no longer a guarantor of the notes, and the indebtedness and other liabilities, including trade payables, whether secured or unsecured, of those subsidiaries will effectively be senior to claims of holders of the exchange notes.

The exchange notes will be structurally subordinated to all indebtedness of our subsidiaries that do not guarantee the notes.

Holders of the exchange notes will not have any claim as a creditor against any of our subsidiaries that are not or do not become guarantors of the exchange notes or that are no longer guarantors of the exchange notes. Indebtedness and other liabilities, including trade payables, whether secured or unsecured, of those subsidiaries will be effectively senior to your claims against those subsidiaries. In addition, the indenture governing the exchange notes will, subject to some limitations, permit these subsidiaries to incur additional indebtedness and will not contain any limitation on the amount of other liabilities, such as trade payables, that may be incurred by these subsidiaries. Upon the closing of the exchange offer, the exchange notes will be guaranteed on a senior unsecured basis by all of our existing subsidiaries.

The terms of the Senior Secured Credit Facilities and the indenture governing the exchange notes may restrict our current and future operations, particularly our ability to respond to changes in our business or to take certain actions.

The Senior Secured Credit Facilities and the indenture governing the exchange notes contain, and the terms of any future indebtedness of ours would likely contain, a number of restrictive covenants that will impose significant operating and other restrictions on us. These restrictions will affect, and in many respects will limit or prohibit, among other things, our ability to:

•	incur additional indebtedness;

•	pay dividends and make distributions;

•	issue stock of subsidiaries;

•	make certain investments, acquisitions or capital expenditures;

•	repurchase stock;

•	create liens;

•	enter into affiliate transactions;

•	enter into sale-leaseback transactions;

•	merge or consolidate; and

•	transfer and sell assets.

In addition, the Senior Secured Facilities include other more restrictive covenants, and the Senior Secured Credit Facilities limit us from prepaying our other indebtedness while borrowings under the respective credit facility are outstanding.

The operating and financial restrictions and covenants in our existing debt agreements and any future financing agreements may adversely affect our ability to finance future operations or capital needs or to engage in other business activities. In addition, a failure to comply with the covenants contained in the credit agreements governing the Senior Secured Credit Facilities could result in an event of default under that facility which, if not cured or waived, could have a material adverse effect on our business, financial condition and results of operations. If we default under the Senior Secured Credit Facilities, the lenders thereunder:

•	will not be required to lend any additional amounts to us;

•	could elect to declare all of our outstanding borrowings, together with accrued and unpaid interest and fees, to be immediately due and payable;

•	could effectively require us to apply all of our available cash to repay these borrowings even if they do not accelerate the borrowings;

which actions could also result in an event of default under the exchange notes.

If the indebtedness under the Senior Secured Credit Facilities or the exchange notes were to be accelerated, we cannot assure you that our assets would be sufficient to repay such indebtedness in full or to repay the exchange notes. See “Description of Other Indebtedness” and “Description of Notes.”

We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture.

Upon the occurrence of certain specific kinds of change of control events, we will be required to offer to repurchase all outstanding exchange notes at 101% of the principal amount thereof plus accrued and unpaid interest and additional interest, if any, to the date of repurchase. The Senior Secured Credit Facilities provide that certain change of control events (including a change of control as defined in the indentures governing the exchange notes offered hereby) constitutes a default. Any future credit agreement or other agreements relating to senior indebtedness to which we become a party may contain similar provisions. If we experience a change of control that triggers a default under the Senior Secured Credit Facilities, we could seek a waiver of such default or seek to refinance the Senior Secured Credit Facilities. In the event we do not obtain such a waiver or refinance the Senior Secured Credit Facilities, the default could result in amounts outstanding under the Senior Secured Credit Facilities being declared due and payable and, if such debt is not paid, to enforce security interests in the collateral securing such debt, thereby limiting our ability to raise cash to purchase the exchange notes, and reducing the practical benefit of the offer-to-purchase provisions to the holders of the exchange notes. If we experience a change of control that results in our having to repurchase the exchange notes, we may not have sufficient financial resources to satisfy all of our obligations under the Senior Secured Credit Facilities and the exchange notes. Restrictions in the Senior Secured Credit Facilities may not allow such repurchases of the exchange notes. In addition, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a “Change of Control” under the indenture governing the notes and would therefore not provide you with protection. See “Description of Notes.”

Federal and state statutes allow courts, under specific circumstances, to void exchange notes and guarantees and require noteholders to return payments received.

If any issuer or guarantor of the exchange notes becomes a debtor in a case under the U.S. Bankruptcy Code or encounters other financial difficulty, under federal or state fraudulent transfer law a court may void or otherwise decline to enforce the exchange notes or the guarantee, as the case may be. A court might do so if it found that, when the issuer issued the exchange notes or the guarantor entered into its guarantee or, in some states, when payments became due under the exchange notes or the guarantee, the issuer or the guarantor received less than reasonably equivalent value or fair consideration and either:

•	was or were rendered insolvent;

•	were left with inadequate capital to conduct such issuer’s or guarantor’s business, as applicable; or

•	believed or reasonably should have believed that the issuer or the guarantor would incur indebtedness beyond such issuer’s or guarantor’s ability to pay, as applicable.

The court might also void the issuance of the exchange notes or a guarantee, without regard to the above factors, if the court found that the issuer issued the exchange notes or the guarantor entered into its guarantee with actual intent to hinder, delay or defraud their or its creditors, as applicable.

If a court were to find that the issuance of the exchange notes or a guarantee was a fraudulent conveyance, the court could void the payment obligations under the exchange notes or such guarantee or further subordinate the exchange notes or such guarantee to presently existing and future indebtedness of ours or such guarantor, or require the holders of the exchange notes to repay any amounts received with respect to the exchange notes or such guarantee. If a court were to void the issuance of the exchange notes or a guarantee, you would no longer have a claim against the issuer or a direct claim against the guarantor. If a court were to void a guarantee, the applicable guarantor’s assets would be applied first to satisfy its other liabilities, if any, before any portion of its assets would be available for payment of the exchange notes. Sufficient funds to repay the exchange notes may not be available from other sources, including the remaining guarantors, if any. In addition, the court might direct you to repay any amounts that you already received from the issuer or any guarantor, as the case may be or with respect to the collateral.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. In general, however, a court would consider the issuer or a guarantor insolvent if:

•	the sum of their or its indebtedness, as applicable, including contingent and unliquidated liabilities, was greater than the fair saleable value of all of their or its assets, as applicable;

•

the present fair saleable value of their or its assets, as applicable, was less than the amount that would be required to pay their or its probable liability on their or its existing indebtedness, as applicable, including contingent liabilities, as they become absolute and mature; or

•	they or it could not pay their or its indebtedness as they became due.

Each guarantee will contain a provision intended to limit the guarantor’s liability to the maximum amount that it could incur without causing the incurrence of obligations under its guarantee to be a fraudulent transfer. This provision may not be effective to protect the guarantees from being voided under fraudulent transfer law or may reduce or eliminate the guarantor’s obligation to an amount that effectively makes the guarantee worthless.

If the guarantees were legally challenged, any guarantee could also be subject to the claim that, since the guarantee was incurred for our benefit, and only indirectly for the benefit of the guarantor, the obligations of the applicable guarantor were incurred for less than fair consideration. A court could thus void all or a part of the obligations under the guarantees, subordinate them to the applicable guarantor’s other debt or take other action detrimental to the holders of the notes.

Your ability to sell the exchange notes may be limited by the absence of an active trading market, and if one develops, it may not be liquid and the trading price of the exchange notes may be volatile.

The exchange notes are a new issue of securities for which there currently is no established trading market. Consequently, the exchange notes will be relatively illiquid and you may be unable to sell your exchange notes. We do not intend to apply for the exchange notes to be listed on any securities exchange or to arrange for quotation on any automated dealer quotation system. The initial purchasers of the outstanding notes have advised us that they intend to make a market in the exchange notes, but they are not obligated to do so. The initial purchasers of the outstanding notes may discontinue any market making in the exchange notes at any time, in their sole discretion. As a result, any trading market for the exchange notes may not be liquid. You may not be able to sell your exchange notes at a particular time or at favorable prices or at all.

The liquidity of any market for the exchange notes and the future trading prices of the exchange notes will depend on many factors, including:

•	the number of holders of the exchange notes;

•	our operating performance and financial condition;

•	the interest of securities dealers in making a market in the exchange notes;

•	the market for similar securities; and

•	prevailing interest rates.

Historically, the market for non-investment grade indebtedness has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the exchange notes. The market for the exchange notes, if any, may be subject to similar disruptions. Any such disruptions may adversely affect the value of your exchange notes.

The trading price of the exchange notes could be subject to significant fluctuation in response to, among other factors, changes in our operating results, interest rates, the market for non-investment grade securities, general economic conditions and securities analysts’ recommendations regarding our securities.

Broker-dealers may become subject to the registration and prospectus delivery requirements of the Securities Act and any profit on the resale of the exchange notes may be deemed to be underwriting compensation under the Securities Act.

Any broker-dealer that acquires exchange notes in the exchange offer for its own account in exchange for outstanding notes which it acquired through market-making or other trading activities must acknowledge that it will comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction by that broker-dealer. Any profit on the resale of the exchange notes and any commission or concessions received by a broker-dealer may be deemed to be underwriting compensation under the Securities Act.

If you do not properly tender your outstanding notes, you will continue to hold unregistered outstanding notes and your ability to transfer outstanding notes will be adversely affected.

We will only issue exchange notes in exchange for outstanding notes that are timely received by the exchange agent together with all required documents, including a properly completed and signed letter of transmittal. Therefore, you should allow sufficient time to ensure timely delivery of the outstanding notes and you should carefully follow the instructions on how to tender your outstanding notes. Neither we nor the exchange agent are required to tell you of any defects or irregularities with respect to your tender of the outstanding notes. If you do not tender your outstanding notes or if we do not accept your outstanding notes because you did not tender your outstanding notes properly, then, after we consummate the exchange offer, you may continue to hold outstanding notes that are subject to the existing transfer restrictions. In addition, if you tender your outstanding notes for the purpose of participating in a distribution of the exchange notes, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes. If you are a broker-dealer that receives exchange notes for your own account in exchange for outstanding notes that you acquired as a result of market-making activities or any other trading activities, you will be required to acknowledge that you will deliver a prospectus in connection with any resale of such exchange notes. After the exchange offer is consummated, if you continue to hold any outstanding notes, you may have difficulty selling them because there will be less outstanding notes then outstanding. In addition, if a large amount of outstanding notes are not tendered or are tendered improperly, the limited amount of exchange notes that would be issued and outstanding after we consummate the exchange offer could lower the market price of such exchange notes.

Risks Relating to our Business

Our revenues and operating results will fluctuate, which could affect the trading value of the notes or make it more difficult for us to make payments on the notes.

Our revenues and operating results fluctuate from quarter to quarter due to various factors, including, but not limited to:

•	changes in rental rates or changes in demand for our equipment due to economic conditions, competition, weather or other factors;

•	seasonal rental and purchasing patterns of our customers, with rental and purchasing activity tending to be lower in the winter due to weather and the holiday season;

•	the cyclical nature of the businesses of our construction customers;

•	the timing of capital expenditures for rental fleet expansion;

•	changes in the cost and availability of equipment we purchase, including changes in manufacturer incentive programs;

•	changes in corporate spending for plants and facilities or changes in government spending for infrastructure projects;

•	severe weather and seismic conditions temporarily affecting the regions we serve (such as hurricanes and flooding);

•	increased costs, including fuel costs and other raw material costs such as the price of steel;

•	the timing and cost of opening new rental or customer repair center locations or acquiring new locations; and

•	our effectiveness in integrating new or acquired rental or customer repair center locations, or in integrating acquisitions with existing operations.

Any of these factors could adversely affect the trading value of the notes or make it more difficult for us to make payments on the notes and our other indebtedness.

Decreases in construction or industrial activities could adversely affect our revenues and operating results by decreasing the demand for our equipment or the rental rates or prices we can charge.

The equipment rental industry is highly cyclical and its revenues are closely tied to general economic conditions and to conditions in the non-residential construction industry in particular. Our products and services are used primarily in non-residential construction and, to a lesser extent, in industrial activity. These are cyclical businesses that are sensitive to changes in general economic conditions. Weakness in our end markets, such as a decline in non-residential construction or industrial activity, has led and may in the future lead to a decrease in the demand for our equipment or the rental rates or prices we can charge. For example, in the period from 2001 through the first half of 2003, there were significant decreases in non-residential construction activity compared to prior periods. This weakness in our end market had an adverse effect on our results in 2001 through the first half of 2003. Factors that may cause weakness in the non-residential construction industry include but are not limited to:

•	weakness in the economy or the onset of a new recession;

•	continued slowdowns in residential construction in the geographic regions in which we operate;

•	reductions in corporate spending for plants and facilities;

•	oversupply of available commercial real estate in the markets we serve;

•	continuing increases in interest rates; and

•	terrorism or hostilities involving the U.S.

Future declines in non-residential construction and industrial activity could adversely affect our operating results by decreasing our revenues and gross profit margins.

The equipment rental industry is highly competitive, and competitive pressures could lead to a decrease in our market share or in rental rates and our ability to sell equipment at favorable prices.

The equipment rental industry is highly fragmented and very competitive. Our competitors include:

•	a few large national companies, including public companies and divisions of public companies;

•	several regional competitors that operate in multiple states;

•	thousands of small, independent businesses with only one or a few rental locations; and

•	hundreds of equipment manufacturers and dealers that both sell and rent equipment directly to customers.

Some of our competitors are significantly larger than we are and have greater financial and marketing resources than we have. Some of our competitors also have greater technical resources, longer operating histories, lower cost structures and better relationships with equipment manufacturers than we have. In addition, certain of our competitors are more geographically diverse than we are and have greater name recognition among customers than we do. As a result, our competitors that have the advantages identified above may be able to provide their products and services at lower costs. We may in the future encounter increased competition in the equipment rental market, equipment sales market or in the equipment repair and services market from existing competitors or from new market entrants.

We believe that rental rates, fleet size and quality are the primary competitive factors in the equipment rental industry. From time to time, we or our competitors may attempt to compete aggressively by lowering rental rates or prices. Competitive pressures could adversely affect our revenues and operating results by decreasing our market share or depressing the rental rates. To the extent we lower rental rates or increase our fleet in order to retain or increase market share, our operating margins would be adversely impacted. In addition, we may not be able to increase rates further or be able to match a larger competitor’s price reductions or fleet investment because of its greater financial resources, all of which could adversely impact our operating results through a combination of a decrease in our market share and revenues.

Additionally, existing or future competitors may compete with us for start-up locations or acquisition candidates, which may increase acquisition prices and reduce the number of suitable acquisition candidates or expansion locations.

We may recognize significantly higher maintenance costs in connection with increases in the weighted average age of our rental fleet.

As our fleet of rental equipment ages, the cost of maintaining such equipment, if not replaced, will likely increase. In the past, we have allowed the average age of our rental equipment fleet to increase, which generally requires us to invest more capital in maintenance, parts and repair. We manage the average age of different types of equipment according to the expected wear-and-tear that a specific type of equipment is expected to experience over its useful life. As of March 31, 2007, the average age of our rental equipment fleet was approximately 40.1 months. As of March 31, 2007, approximately 47.5% of the Original Cost of our rental fleet consisted of earthmoving equipment, which generally has a shorter useful life and higher maintenance costs than similar-sized aerial or material handling equipment. If we allow the average age of our earthmoving equipment, or other types of equipment, to increase, our investment in the maintenance, parts and repair for individual pieces of equipment may exceed the book value or replacement value of that equipment. We cannot assure you that costs of maintenance will not materially increase in the future. Any material increase in such costs could have a material adverse effect on our business, financial condition and results of operations.

We are exposed to liability claims on a continuing basis, which may exceed the level of our insurance or not be covered at all, and this could have a material adverse effect on our operating performance.

Our business exposes us to claims for personal injury, death or property damage resulting from the use of the heavy machinery, equipment and vehicles we rent, sell, service or repair and from injuries caused in motor vehicle accidents in which our personnel are involved. Our business also exposes us to worker compensation claims and other employment-related claims. We may be exposed to multiple claims, including workers compensation claims, that individually do not exceed our deductibles but that together lead to aggregate costs that could adversely affect our financial condition and results of operations. Additionally, the insurance we carry against such claims may be less than our liability on existing and future claims. Furthermore, the cost of our insurance policies may increase significantly as a result of general rate increases for the type of insurance we carry as well as our historical experience and experience in our industry. If our insurance costs rise, if we choose to reduce or eliminate coverage or if we must pay amounts in excess of claims covered by our insurance, we could experience higher costs that could adversely affect our financial condition and results of operations. In addition, we may be subject to various legal proceedings and claims, such as claims for punitive damages or damages arising from intentional misconduct, either asserted or unasserted, that may not be covered by our insurance. Any such claims, whether with or without merit, could be time-consuming and expensive to defend and could divert management’s attention and resources.

We are subject to numerous environmental and occupational health and safety laws and regulations that may result in our incurring unanticipated liabilities, which could have a material adverse effect on our operating performance.

Our facilities and operations are subject to comprehensive and frequently changing federal, state and local laws and regulations relating to environmental protection and occupational health and safety. These laws and regulations govern, among other things, the discharge of substances into the air, water and land, the handling, storage, use and disposal of hazardous materials and wastes and the cleanup of properties affected by pollutants. If we violate environmental laws or regulations, we may be required to implement corrective actions and could be subject to civil or criminal fines or penalties. Although expenses related to environmental compliance have not been material to date, we cannot assure you that we will not have to make significant capital expenditures in the future in order to remain in compliance with applicable laws and regulations or that we will comply with applicable environmental laws at all times. Such violations or liability could have a material adverse effect on our business, financial condition and results of operations.

Environmental laws also impose obligations and liability for the investigation and cleanup of properties affected by hazardous substance spills or releases. These liabilities can be imposed on the parties generating or disposing of such substances or on the owner or operator of affected property, often without regard to whether the owner or operator knew of, or was responsible for, the presence of hazardous substances. Accordingly, we may become liable, either contractually or by operation of law, for investigation, remediation and monitoring costs even if the contaminated property is not presently owned or operated by us, or if the contamination was caused by third parties during or prior to our ownership or operation of the property. In addition, certain parties may be held liable for more than their fair share of environmental investigation and cleanup costs. Contamination and exposure to hazardous substances can also result in claims for damages, including personal injury, property damage, and natural resources damage claims. Some of our properties contain, or previously contained, above ground or underground storage tanks and/or oil-water separators. Given the nature of our operations (which involve the use of petroleum products, solvents and other hazardous substances for fueling and maintaining our rental equipment and vehicles) and the historical operations at some of our properties, we may incur material costs associated with soil or groundwater contamination. Future events, such as changes in existing laws or policies or their enforcement, or the discovery of currently unknown contamination, may give rise to remediation liabilities or other claims that may be material.

If we are unable to obtain additional capital as required, we may be unable to fund the capital outlays required for the success of our business, including those relating to purchasing equipment, opening new rental locations, making acquisitions and refinancing existing indebtedness.

Our business has significant capital requirements. Our ability to remain competitive, sustain our growth and expand our operations through start-up locations and acquisitions largely depends on our access to capital. For example, in 2004, 2005 and 2006, we invested approximately $55.3 million, $123.8 million, and $90.6 million, respectively, in new equipment net of equipment sales. If the cash that we generate from our business, together with cash on hand and borrowings under the Senior Secured Credit Facilities, to the extent available, is not sufficient to meet our capital needs and implement our growth strategy, we will require additional financing. However, we may not succeed in obtaining additional financing on terms that are satisfactory to us or at all. In addition, our ability to obtain additional financing will be restricted by the indentures governing the notes and the terms of the Senior Secured Credit Facilities. See “—Risks Relating to our Indebtedness and this Offering—The terms of the Senior Secured Credit Facilities and the indenture governing the notes may restrict our current and future operations, particularly our ability to respond to changes in our business or to take certain actions.” If we are unable to obtain sufficient additional capital in the future, we may be unable to fund the capital outlays required for the success and growth of our business, including those relating to purchasing equipment, opening new rental locations and customer repair centers, and completing acquisitions. Any additional indebtedness that we do incur will make us more vulnerable to economic downturns and may limit our ability to withstand competitive pressures.

Termination of one or more of our relationships with any of our equipment manufacturers could have a material adverse effect on our business.

We purchase most of our rental and sales equipment from a limited number of OEMs. For example, as of March 31, 2007, equipment from Kobelco, Case and John Deere represented 12.7%, 9.5% and 9.0%, respectively, of our Original Cost. Termination of one or more of our relationships with any of these or other major suppliers could have a material adverse effect on our business, financial condition or results of operations if we were unable to obtain adequate equipment for rental and sale from other sources in a timely manner, on favorable terms or at all. Because our major suppliers also sell equipment to our competitors, our relationships with our suppliers do not provide us any particular competitive advantage.

In addition, the equipment manufacturing industry has experienced consolidation in recent years. Further consolidation could result in a decrease in the number of our major suppliers or a decrease in the number of alternative supply sources available to us, which could make it more likely that termination of one or more of our relationships with major suppliers would result in a material adverse effect on our business, financial condition or results of operations. Consolidation could also result in price increases for the equipment we purchase, which could adversely affect our business.

Our rental fleet is subject to residual value risk upon disposition.

The market value of any given piece of rental equipment could be less than its depreciated value at the time it is sold. The market value of used rental equipment depends on several factors, including:

•	the market price for new equipment of a like kind;

•	wear and tear on the equipment relative to its age;

•	the time of year that it is sold (generally prices are higher during the peak construction season);

•	worldwide and domestic demand for used equipment; and

•	general economic conditions.

If prices we are able to obtain for our used rental equipment decline as a result of these or other factors, our operating results may be materially adversely affected.

The cost of new equipment we use in our rental fleet is increasing, which may cause us to spend significantly more for replacement equipment, and in some cases we may not be able to procure equipment at all due to supplier constraints.

We operate in a capital intensive business environment. The cost of new equipment used in our rental fleet has increased steadily since 2004. Price increases could materially adversely impact our financial condition and results of operations.

While we can manage the size and aging of our fleet generally over time, eventually we must retire older equipment and either allow our fleet to shrink or replace the older equipment in our fleet with newer models. We will need to purchase additional equipment in 2007 in order to supplement our current fleet. We may be at a competitive disadvantage if the average age of our fleet increases compared to the age of our competitors’ fleets.

In some cases, we may not be able to procure replacement equipment on a timely basis to the extent that manufacturers for the equipment we need are not able to produce sufficient inventory on schedules that meet our timing demands. If demand for new equipment increases significantly, manufacturers may not be able to meet customer orders on a timely basis. As a result, we at times may experience long lead-times for certain types of new equipment and we cannot assure you that we will be able to acquire the types or sufficient numbers of the equipment we need to replace older equipment as quickly as we would like. Consequently, we may have to age our fleet longer than we would consider optimal or shrink our fleet, either of which could restrict our ability to grow our business.

Disruptions in our information technology and customer relationship management systems could adversely affect our operating results by limiting our capacity to effectively monitor and control our operations.

Our information technology systems facilitate our ability to monitor and control our operations to adjust to changing market conditions, including management of our rental fleet. Our CRM system allows our sales force to access comprehensive information about customer activity relating to specific accounts to assist their sales efforts. The effectiveness of our sales force depends upon the continuous availability and reliability of our CRM system. Consequently, any disruptions in our information technology or customer relationship management systems or the failure of these systems, including our redundant systems, to operate as expected could, depending on the magnitude of the problem, impair our ability to effectively monitor and control our operations and improve our sales efforts, and thereby adversely affect our operating results.

Potential acquisitions and expansions into new markets may result in significant transaction expenses and expose us to risks associated with entering new markets and integrating new or acquired operations.

We plan to grow our business and to do this, in part, by opening new rental or customer repair center locations, acquiring other equipment rental companies, or both. The success of these endeavors will depend, in part, on identifying sites for start-up locations and selecting acquisition candidates at attractive prices. Zoning restrictions could prevent us from being able to open start-up locations at sites we identify. We may also encounter substantial competition in our efforts to acquire start-up sites and acquisition candidates, which may limit the number of acquisition opportunities and lead to higher acquisition costs. We may not have the financial resources necessary to open any new start-up locations or complete any acquisitions in the future or the ability to obtain the necessary funds on satisfactory terms or at all.

We may also encounter risks associated with entering new markets in which we have limited or no experience. Start-up rental locations, in particular, require significant capital expenditures and may initially have a negative impact on our short-term cash flow, net income and results of operations. New start-up locations may not become profitable when projected or ever. Acquisitions may impose significant strains on our management, operating systems and financial resources, and could result in unexpected difficulties. The pursuit and integration of acquisitions will require substantial attention from our senior management, which will limit the amount of time they have available to devote to our existing operations. Our ability to realize the expected benefits from any future acquisitions depends in large part on our ability to integrate and consolidate the new operations with our existing operations in a timely and effective manner. Future acquisitions also could result in the incurrence of substantial amounts of indebtedness and contingent liabilities (including potentially environmental, employee benefits and occupational safety and health liabilities), accumulation of goodwill that may become impaired, and an increase in amortization expenses related to intangible assets. Any significant diversion of management’s attention from our existing operations, the loss of key employees or customers of any acquired business, any major difficulties encountered in the opening of start-up locations or the integration of acquired operations or any associated increases in indebtedness, liabilities or expenses could have a material adverse effect on our business, financial condition or results of operations, which could decrease our cash flows and make it more difficult for us to make payments on the notes.

We depend on key personnel whom we may not be able to retain.

Our operations are managed by a small number of key executive officers, and our future performance depends on the continued contributions of those management personnel. A loss of one or more of these key people could harm our business and prevent us from implementing our business strategy. We do not maintain “key man” life insurance on the lives of any members of our senior management. We have existing employment agreements with certain key executives and managers. However, each of the employment agreements is of limited duration. We cannot assure you that these executives will remain employed with us for the full term of their agreements or that the term of their agreements will be extended beyond the current term.

The success of our operations also depends in part on our ability to attract, hire, train and retain qualified managerial, sales and marketing personnel. Competition for these types of personnel is high. We may be unsuccessful in attracting and retaining the personnel we require to conduct our operations successfully and, in such an event, our business could be materially and adversely affected.

Our internal controls over financial reporting may not be sufficient to ensure timely and reliable external financial reporting.

In the future, we will need to take additional steps to implement an internal control structure and procedures for financial reporting, including those contemplated by Section 404 of the Sarbanes-Oxley Act of 2002, that would allow us to produce financial statements and related disclosure within the time periods and in the form required under the U.S. Securities Exchange Act of 1934, as amended, or Exchange Act, including on a quarterly basis. We have retained an independent firm to assist in our compliance with the Sarbanes-Oxley Act, with which we will be required to comply in the future. If we fail to successfully implement these improvements to our current internal accounting controls, we may not be able to produce our financial statements and related information on an interim basis as required under the Exchange Act, or meet our reporting obligations under the indentures governing the exchange notes. These obligations will require a commitment of additional resources at significant expense to us and may in meeting these requirements require hiring of additional staff or outside consultants and result in the diversion of our senior management’s time and attention from our day to day operations. We cannot assure you that we will be successful in complying with these obligations or that the cost of compliance with them will not adversely impact our business or results of operations.

We have retained an independent firm to assist us in complying with the internal controls and procedures requirements of the Sarbanes-Oxley Act of 2002 and assist us in taking additional steps to implement an internal control structure and procedures for financial reporting, including those contemplated by Section 404 of the Sarbanes-Oxley Act of 2002. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

We are controlled by a major stockholder, whose interests may conflict with the interests of the holders of the notes.

Upon consummation of the Acquisition, we became controlled by affiliates of Lightyear. Therefore, affiliates of Lightyear have the power to control our affairs and policies. Affiliates of Lightyear also control the election of our directors, the appointment of our management and entering into business combinations or dispositions and other extraordinary transactions. The directors elected by our controlling stockholders have the authority, subject to the terms of the indenture and the Senior Secured Credit Facilities, to issue additional stock, implement stock repurchase programs, declare dividends and make other decisions that would be detrimental to the holders of the notes.

Circumstances may occur in which the interests of our controlling stockholders could be in conflict with the interests of our creditors, including the holders of the exchange notes. For example, our controlling stockholders may have an interest in pursuing acquisitions that, in their judgment, could enhance their equity investment, even though the acquisitions might involve risks to the exchange note holders as creditors. None of our stockholders has any obligation to provide us with any additional debt or equity financing. We urge you to read the discussions under the headings “Security Ownership of Principal Shareholders and Management” and “Certain Relationships and Related Party Transactions” for further information about the equity interests held by affiliates of Lightyear.

THE TRANSACTIONS

On May 31, 2007, we consummated the transactions contemplated by the Merger Agreement dated March 31, 2007 by and among Holdings LLC, Holdings Corp., a wholly-owned subsidiary of Holdings LLC, Merger Sub, a wholly-owned subsidiary of Holdings LLC, and Neff Corp. Merger Sub was merged with and into Neff Corp., and Neff Corp. remained as the surviving entity and a wholly-owned subsidiary of Holdings Corp., which we refer to as the Acquisition. All of Neff Corp.’s stockholders and holders of options to purchase its common stock received cash in exchange for their shares or for the cancellation of certain options other than certain members of management who “rolled-over,” or contributed, a portion of their existing options in Neff Corp. in exchange for options to purchase common stock of Holdings Corp. In addition to the roll-over of options by members of management, which are valued at approximately $10.6 million, affiliates of the Sponsor and certain other co-investors made equity contributions of approximately $191.0 million.

The acquisition consideration paid to Neff Corp.’s stockholders and optionholders was $366.8 million. The acquisition consideration and the repayment of outstanding indebtedness was funded through the equity contributions by affiliates of the Sponsor, the management roll-over of options, borrowings under the Senior Secured Credit Facilities and the proceeds from the issuance and sale of the notes. See “Description of Other Indebtedness.”

Following the consummation of the Acquisition, affiliates of the Sponsor and certain other co-investors now own 100% of Holdings LLC, which in turn owns approximately 95% of Holdings Corp. on a fully diluted basis, and management owns options to purchase the remaining shares of Holdings Corp. Holdings Corp. owns 100% of Neff Corp.

In connection with the Acquisition, on May 4, 2007, we commenced a cash tender offer to purchase any and all of the outstanding $245.0 million aggregate principal amount of 11 1/4% Notes and $80.0 million of 13% Notes issued by Neff Rental LLC and Neff Finance Corp. and guaranteed by certain of Neff Rental LLC’s subsidiaries. In connection with the tender offer, we also required the consent of all tendering holders to amend the indentures governing the Senior Notes to eliminate substantially all the restrictive covenants and events of default, amend certain provisions relating to the Acquisition and make changes to certain terms of the defeasance and discharge provisions. We received valid tenders and consents from all of the holders of our 11 1/4% Notes and 13% Notes. Accordingly, the requisite consents to adopt the proposed amendments to the indentures governing the Senior Notes were received. We purchased the tendered notes on the date of the Acquisition.

FORWARD-LOOKING STATEMENTS

This prospectus includes “forward-looking statements” within the meaning of the federal securities laws. All statements, other than statements of historical facts, included in this prospectus regarding the prospects of our industry and our prospects, plans, financial position and business strategy may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “expect,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we can give no assurance that these expectations will prove to have been correct. All such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those contemplated by the relevant forward-looking statement.

The following list represents some, but not necessarily all, of the factors that could cause actual results to differ from historical results or those anticipated or predicted by these forward-looking statements:

•	cyclicality or seasonality affecting our or our customers’ industry;

•	a significant decline in non-residential construction and industrial spending;

•	competitive factors in the industries in which we operate;

•

a significant increase in the costs associated with our equipment fleet, including the cost of new equipment and the cost of maintenance of existing equipment, as well as the timing of capital expenditures;

•	exposure to liability claims which may exceed the level of our insurance or not be covered at all;

•	environmental and occupational health and safety regulations;

•	the termination of one or more relationships with our suppliers;

•	our reliance on complex information systems;

•	our inability to obtain additional capital as required;

•	the loss of key members of our senior management team;

•	our inability to make timely deliveries to our customers;

•

conflicts between the interests of our financial sponsor, which has the power to control our affairs and policies, and the interests of our creditors, such as the pursuit of acquisitions that could enhance the equity investments of our sponsor but involve risk to our creditors;

•	conflicts between the interests of our financial sponsor and the interests of the holders of the exchange notes;

•	our substantial indebtedness;

•	our ability to identify and consummate acquisitions and to integrate any acquired business; and

•	other factors described under “Risk Factors.”

We caution that the factors described above and elsewhere in this prospectus could cause actual results to differ materially from those expressed in any of our forward-looking statements and that investors should not place undue reliance on those statements. Further, any forward-looking statement speaks only as of the date on which it is made, and except as required by law, we undertake no obligation to update any forward-looking statement contained in this prospectus to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances. New factors that could cause our business not to develop as we expect emerge from time to time, and it is not possible for us to predict all of them. Further, we cannot assess the impact of each currently known or new factor on our results of operations or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

THE EXCHANGE OFFER

Purpose and Effect

Together with the sale of the outstanding notes on May 31, 2007, we entered into a registration rights agreement, dated May 31, 2007, with the guarantors and the initial purchasers of the outstanding notes, which requires that we file a registration statement under the Securities Act with respect to the exchange notes and, upon the effectiveness of that registration statement, offer to the holders of the outstanding notes the opportunity to exchange their outstanding notes for a like principal amount of exchange notes.

The exchange notes will be issued without a restrictive legend and generally may be reoffered and resold without registration under the Securities Act. The registration rights agreement relating to the outstanding notes further provides that we must use commercially reasonable efforts to file a registration statement with respect to the exchange offer within 270 days of the initial issuance of the outstanding notes. It further provides that we must use our commercially reasonable efforts to cause such registration statement to become effective as soon thereafter as practicable and, as soon as practicable after the effectiveness of such registration statement, commence the exchange offer and cause the exchange offer to be consummated on the earliest practicable date after the exchange offer registration statement has become effective. We will be required to pay additional interest if the exchange offer is not consummated within 360 days after May 31, 2007.

Except as described below, upon the completion of the exchange offer, our obligations with respect to the registration of the outstanding notes will terminate. A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part, and this is a summary of the material provisions of the registration rights agreement. For a more complete understanding of the registration rights agreement, we encourage you to read the actual agreement as it, and not this description, governs your rights as holders of outstanding notes. As a result of the completion of the exchange offer, we will not have to pay certain additional interest on the outstanding notes provided in the registration rights agreement. Following the completion of the exchange offer, holders of outstanding notes not tendered will not have any further registration rights other than as set forth in the paragraphs below, and those outstanding notes will continue to be subject to certain restrictions on transfer. Accordingly, the liquidity of the market for the outstanding notes could be adversely affected upon consummation of the exchange offer.

In order to participate in the exchange offer, a holder must represent to us, among other things, that:

•	any exchange notes to be received by the holder will be acquired in the ordinary course of business;

•

the holder has no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the exchange notes in violation of the provisions of the Securities Act;

•

the holder is not an “affiliate” (within the meaning of Rule 405 under Securities Act) of us, or if the holder is an affiliate of us, the holder will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable;

•	if the holder is not a broker-dealer, that it is not engaged in, and does not intend to engage in, the distribution of the exchange notes; and

•

if the holder is a broker-dealer that will receive exchange notes for its own account in exchange for outstanding notes that were acquired as a result of market-making or other trading activities, that it will deliver a prospectus in connection with any resale of such exchange notes.

In the event that:

•

we determine that an exchange offer registration statement is not available or that registration of exchange notes pursuant to an exchange offer registration statement may not be completed as soon as practicable after the expiration date of the exchange offer because it would violate any applicable law or applicable interpretations of the Staff of the SEC;

•	the exchange offer is not, for any other reason, completed within 360 days of the issuance of the outstanding notes;

•

any holder (other than the initial purchasers) notifies us prior to the 20th calendar day after the exchange offer is consummated that such holder is prohibited by applicable law or Securities and Exchange Commission, or SEC, policy from participating in the exchange offer, or

•	an initial purchaser is a broker-dealer and holds the outstanding notes acquired directly from us or one of our affiliates and so requests;

we must cause to be filed a “shelf” registration statement for a continuous offering in connection with the outstanding notes pursuant to Rule 415 under the Securities Act.

Based on an interpretation by the SEC’s staff set forth in no-action letters issued to third parties unrelated to us, we believe that, with the exceptions set forth below, exchange notes issued in the exchange offer may be offered for resale, resold and otherwise transferred by the holder of exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act, unless the holder:

•	acquired the exchange notes other than in the ordinary course of the holder’s business;

•	the holder has an arrangement with any person to engage in the distribution of exchange notes;

•	is an “affiliate” of ours within the meaning of Rule 405 under the Securities Act; or

•	is a broker-dealer who purchased outstanding notes directly from us for resale under Rule 144A or Regulation S or any other available exemption under the Securities Act.

Any holder who tenders in the exchange offer for the purpose of participating in a distribution of the exchange notes cannot rely on this interpretation by the SEC’s staff and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where such outstanding notes were acquired by such broker-dealer as a result of market making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.” Broker-dealers who acquired outstanding notes directly from us and not as a result of market making activities or other trading activities may not rely on the SEC’s staff’s interpretations discussed above or participate in the exchange offer and must comply with the prospectus delivery requirements of the Securities Act in order to sell the outstanding notes.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept any and all outstanding notes validly tendered and not withdrawn prior to 12:00 midnight, New York City time, on August 31, 2007 or such date and time to which we extend the offer. We will issue $1,000 in principal amount of exchange notes in exchange for each $1,000 principal amount of outstanding notes accepted in the exchange offer. Holders may tender some or all of their outstanding notes pursuant to the exchange offer. However, outstanding notes may be tendered only in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

The form and terms of the exchange notes will be substantially identical to the form and terms of the outstanding notes, except that the exchange notes will not contain terms with respect to transfer restrictions or additional interest upon a failure to fulfill certain of our obligations under the registration rights agreement. The exchange notes will evidence the same debt as the outstanding notes. The exchange notes will be issued under and entitled to the benefits of the same indenture under which the outstanding notes were issued, and the exchange notes and the outstanding notes will constitute a single class and series of notes for all purposes under the indenture. For a description of the indenture, please see “Description of Notes.”

As of the date of this prospectus, outstanding notes representing $230,000,000 in aggregate principal amount were outstanding and there was one registered holder, a nominee of The Depository Trust Company. This prospectus, together with the letter of transmittal, is being sent to the registered holders and to others believed to have beneficial interests in the outstanding notes. We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC promulgated under the Exchange Act.

We will be deemed to have accepted validly tendered outstanding notes when, as, and if we have given oral or written notice thereof to Wells Fargo Bank, National Association, the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the exchange notes from us. If any tendered outstanding notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth under the heading “—Conditions to the Exchange Offer” or otherwise, certificates for any such unaccepted outstanding notes will be returned, without expense, to the tendering holder of those outstanding notes promptly after the expiration date unless the exchange offer is extended.

Holders who tender outstanding notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of outstanding notes in the exchange offer. We will pay all charges and expenses, other than certain applicable taxes, applicable to the exchange offer. See “—Fees and Expenses.”

Expiration Date; Extensions; Amendments

The expiration date shall be 12:00 midnight, New York City time, on August 31, 2007, unless we, in our sole discretion, extend the exchange offer, in which case the expiration date shall be the latest date and time to which the exchange offer is extended. In order to extend the exchange offer, we will notify the exchange agent and each registered holder of any extension by press release or other public announcement prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. We reserve the right, in our sole discretion:

•

to delay accepting any notes, to extend the exchange offer or, if any of the conditions set forth under “Conditions to Exchange Offer” shall not have been satisfied, to terminate the exchange offer, by giving oral or written notice of that delay, extension or termination to the exchange agent,

•

to extend the exchange offer or, if any of the conditions set forth under “Conditions to Exchange Offer” shall not have been satisfied, to terminate the exchange offer, by giving oral or written notice of that extension or termination to the exchange agent, or

•

to amend the terms of the exchange offer in any manner; however, in the event of a material change in the offer, including the waiver of a material condition, we will extend the offer so that at least five business days remain in the offer following notice of the material change.

In the event that we make a fundamental change to the terms of the exchange offer, we will file a post-effective amendment to the registration statement.

If we provide oral notice of any delay, extension or termination of the exchange offer, we will do so by press release or other public announcement in a manner compliant with Rule 14e-1(d) of the Exchange Act.

Procedures for Tendering

Only a holder of outstanding notes may tender outstanding notes in the exchange offer. Except as set forth under the heading “—Book-Entry Transfer,” to tender in the exchange offer a holder must complete, sign, and date the letter of transmittal, or a copy of the letter of transmittal, have the signatures on the letter of transmittal guaranteed if required by the letter of transmittal, and mail or otherwise deliver the letter of transmittal or copy to the exchange agent prior to the expiration date. In addition:

•	certificates for the outstanding notes must be received by the exchange agent along with the letter of transmittal prior to the expiration date;

•

a timely confirmation of a book-entry transfer, which we refer to as a book-entry confirmation, of the outstanding notes, if that procedure is available, into the exchange agent’s account at The Depository Trust Company, which we refer to as the book-entry transfer facility, following the procedure for book-entry transfer described below, must be received by the exchange agent prior to the expiration date; or

•	you must comply with the guaranteed delivery procedures described below.

To be tendered effectively, the letter of transmittal and other required documents must be received by the exchange agent at the address set forth under the heading “—Exchange Agent” prior to the expiration date.

Your tender, if not withdrawn before the expiration date, will constitute an agreement between you and us in accordance with the terms and subject to the conditions set forth herein and in the letter of transmittal.

The method of delivery of outstanding notes and the letter of transmittal and all other required documents to the exchange agent is at your election and risk. Instead of delivery by mail, it is recommended that you use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure delivery to the exchange agent before the expiration date. No letter of transmittal or outstanding notes should be sent to us. You may request your brokers, dealers, commercial banks, trust companies or nominees to effect these transactions for you.

Any beneficial owner whose outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company, or other nominee and who wishes to tender should contact the registered holder promptly and instruct the registered holder to tender on the beneficial owner’s behalf. If the beneficial owner wishes to tender on the owner’s own behalf, the owner must, prior to completing and executing the letter of transmittal and delivering the owner’s outstanding notes, either make appropriate arrangements to register ownership of the outstanding notes in the beneficial owner’s name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the Exchange Act, which we refer to as an eligible institution, unless outstanding notes tendered pursuant thereto are tendered:

•	by a registered holder who has not completed the box entitled “Special Registration Instruction” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible institution.

If signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantee must be by any eligible guarantor institution that is a member of or participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or an eligible institution.

If the letter of transmittal is signed by a person other than the registered holder of any outstanding notes listed in the letter of transmittal, the outstanding notes must be endorsed or accompanied by a properly completed bond power, signed by the registered holder as that registered holder’s name appears on the outstanding notes.

If the letter of transmittal or any outstanding notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations, or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal unless waived by us.

All questions as to the validity, form, eligibility, including time of receipt, acceptance, and withdrawal of tendered outstanding notes will be determined by us in our sole discretion, and our determination will be final and binding. We reserve the absolute right to reject any and all outstanding notes not properly tendered or any outstanding notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular outstanding notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of outstanding notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to tenders of outstanding notes, neither we, the exchange agent, nor any other person shall incur any liability for failure to give that notification. Tenders of outstanding notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any outstanding notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders, unless otherwise provided in the letter of transmittal, promptly following the expiration date, unless the exchange offer is extended.

In addition, we reserve the right in our sole discretion to purchase or make offers for any outstanding notes that remain outstanding after the expiration date or, as set forth under the heading “—Conditions to the Exchange Offer,” to terminate the exchange offer and, to the extent permitted by applicable law, purchase outstanding notes in the open market, in privately negotiated transactions, or otherwise. The terms of any such purchases or offers could differ from the terms of the exchange offer.

By tendering, you will be representing to us that, among other things:

•	any exchange notes to be received by you will be acquired in the ordinary course of business;

•

you have no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the exchange notes in violation of the provisions of the Securities Act;

•	you are not an “affiliate” (within the meaning of Rule 405 under Securities Act) of us;

•	if you are not a broker-dealer, that you are not engaged in, and do not intend to engage in, the distribution of the exchange notes; and

•

if you are a broker-dealer that will receive exchange notes for your own account in exchange for outstanding notes that were acquired as a result of market-making or other trading activities, that you will deliver a prospectus in connection with any resale of such exchange notes.

In all cases, issuance of exchange notes for outstanding notes that are accepted for exchange in the exchange offer will be made only after timely receipt by the exchange agent of certificates for such outstanding notes or a timely book-entry confirmation of such outstanding notes into the exchange agent’s account at the book-entry transfer facility, a properly completed and duly executed letter of transmittal or, with respect to The Depository Trust Company and its participants, electronic instructions in which the tendering holder acknowledges its receipt of and agreement to be bound by the letter of transmittal, and all other required documents. If any tendered outstanding notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if outstanding notes are submitted for a greater principal amount than the holder desires to exchange, such unaccepted or non-exchanged outstanding notes will be returned without expense to the tendering holder or, in the case of outstanding notes tendered by book-entry transfer into the exchange agent’s account at the book-entry transfer facility according to the book-entry transfer procedures described below, those non-exchanged outstanding notes will be credited to an account maintained with that book-entry transfer facility, in each case, promptly after the expiration or termination of the exchange offer.

Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where those outstanding notes were acquired by such broker-dealer as a result of market making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of those exchange notes. See “Plan of Distribution.”

Book-Entry Transfer

The exchange agent will make a request to establish an account with respect to the outstanding notes at the book-entry transfer facility for purposes of the exchange offer within two business days after the date of this prospectus, and any financial institution that is a participant in the book-entry transfer facility’s systems may make book-entry delivery of outstanding notes being tendered by causing the book-entry transfer facility to transfer such outstanding notes into the exchange agent’s account at the book-entry transfer facility in accordance with that book-entry transfer facility’s procedures for transfer. However, although delivery of outstanding notes may be effected through book-entry transfer at the book-entry transfer facility, the letter of transmittal or copy of the letter of transmittal, with any required signature guarantees and any other required documents, must, in any case other than as set forth in the following paragraph, be transmitted to and received by the exchange agent at the address set forth under the heading “—Exchange Agent” on or prior to the expiration date or the guaranteed delivery procedures described below must be complied with.

The Depository Trust Company’s Automated Tender Offer Program, or “ATOP,” is the only method of processing exchange offers through The Depository Trust Company. To accept the exchange offer through ATOP, participants in The Depository Trust Company must send electronic instructions to The Depository Trust Company through The Depository Trust Company’s communication system instead of sending a signed, hard copy letter of transmittal. The Depository Trust Company is obligated to communicate those electronic instructions to the exchange agent. To tender outstanding notes through ATOP, the electronic instructions sent to The Depository Trust Company and transmitted by The Depository Trust Company to the exchange agent must contain the character by which the participant acknowledges its receipt of and agrees to be bound by the letter of transmittal.

Guaranteed Delivery Procedures

If a registered holder of the outstanding notes desires to tender outstanding notes and the outstanding notes are not immediately available, or time will not permit that holder’s outstanding notes or other required documents to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

•	the tender is made through an eligible institution;

•

prior to the expiration date, the exchange agent receives from that eligible institution a properly completed and duly executed letter of transmittal or a facsimile of duly executed letter of transmittal and notice of guaranteed delivery, substantially in the form provided by us, by telegram, telex, fax transmission, mail or hand delivery, setting forth the name and address of the holder of outstanding notes and the amount of outstanding notes tendered and stating that the tender is being made by guaranteed delivery and guaranteeing that within three New York Stock Exchange, Inc., or “NYSE,” trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered outstanding notes, in proper form for transfer, or a book-entry confirmation, as the case may be, will be deposited by the eligible institution with the exchange agent; and

•

the certificates for all physically tendered outstanding notes, in proper form for transfer, or a book-entry confirmation, as the case may be, are received by the exchange agent within three NYSE trading days after the date of execution of the notice of guaranteed delivery.

Withdrawal Rights

Tenders of outstanding notes may be withdrawn at any time prior to 12:00 midnight, New York City time, on the expiration date.

For a withdrawal of a tender of outstanding notes to be effective, a written or, for The Depository Trust Company participants, electronic ATOP transmission notice of withdrawal, must be received by the exchange agent at its address set forth under the heading “—Exchange Agent” prior to 12:00 midnight, New York City time, on the expiration date. Any such notice of withdrawal must:

•	specify the name of the person having deposited the outstanding notes to be withdrawn, whom we refer to as the depositor;

•	identify the outstanding notes to be withdrawn, including the certificate number or numbers and principal amount of such outstanding notes;

•

be signed by the holder in the same manner as the original signature on the letter of transmittal by which such outstanding notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee register the transfer of such outstanding notes into the name of the person withdrawing the tender; and

•	specify the name in which any such outstanding notes are to be registered, if different from that of the depositor.

All questions as to the validity, form, eligibility and time of receipt of such notices will be determined by us, whose determination shall be final and binding on all parties. Any outstanding notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any outstanding notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the holder of those outstanding notes without cost to that holder promptly after withdrawal, rejection of tender, or termination of the exchange offer. Properly withdrawn outstanding notes may be retendered by following one of the procedures under the heading “—Procedures for Tendering” at any time on or prior to the expiration date.

Conditions to the Exchange Offer

Notwithstanding any other provision of the exchange offer, we will not be required to accept for exchange, or to issue exchange notes in exchange for, any outstanding notes and may terminate or amend the exchange offer if at any time before the acceptance of those outstanding notes for exchange or the exchange of the exchange notes for those outstanding notes, we determine that the exchange offer violates any applicable law or applicable interpretation of the Staff of the SEC.

The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition or may be waived by us in whole or in part at any time and from time to time prior to the expiration of the exchange offer in our sole discretion. The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any of those rights and each of those rights shall be deemed an ongoing right which may be asserted at any time and from time to time prior to the expiration of the exchange offer.

In addition, we will not accept for exchange any outstanding notes tendered, and no exchange notes will be issued in exchange for those outstanding notes, if at such time any stop order shall be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part. We are required to use commercially reasonable efforts to obtain the withdrawal of any stop order at the earliest possible time.

Exchange Agent

All executed letters of transmittal should be directed to the exchange agent. Wells Fargo Bank, National Association has been appointed as exchange agent for the exchange offer. Questions, requests for assistance and requests for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent addressed as follows:

By Registered and Certified Mail	By Overnight Courier or Regular Mail	By Hand Delivery

Wells Fargo Bank, N.A. Corporate Trust Operations	Wells Fargo Bank, N.A. Corporate Trust Operations	Wells Fargo Bank, N.A. Corporate Trust Services
MAC N9303-121 P.O. Box 1517 Minneapolis, MN 55480	MAC N9303-121 6th & Marquette Avenue Minneapolis, MN 55479	608 2nd Avenue South Northstar East Building—12th Floor Minneapolis, MN 55402

Or

By Facsimile Transmission
(612) 667-6282

Telephone: (800) 344-5128

Originals of all documents sent by facsimile should be sent promptly by registered or certified mail, by hand or by overnight delivery service.

Fees and Expenses

We will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. The principal solicitation is being made by mail; however, additional solicitations may be made in person or by telephone by our officers and employees. The cash expenses to be incurred in connection with the exchange offer will be paid by us and will include accounting, legal, printing, and related fees and expenses.

Transfer Taxes

Holders who tender their outstanding notes for exchange will not be obligated to pay any transfer taxes in connection with that tender or exchange, except that holders who instruct us to register exchange notes in the name of, or request that outstanding notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax on those outstanding notes.

USE OF PROCEEDS

The exchange offer is intended to satisfy our obligations under the registration rights agreement, dated May 31, 2007, by and among us, the guarantors and the initial purchasers of the outstanding notes. We will not receive any proceeds from the issuance of the exchange notes in the exchange offer. We will receive in exchange outstanding notes in like principal amount, and we will retire or cancel all of the outstanding notes tendered in the exchange offer.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2007, both on an actual and a pro forma basis after giving effect to the Transactions. You should read this table in conjunction with “Use of Proceeds,” “Selected Historical Consolidated Financial and Other Data,” “Unaudited Pro Forma Condensed Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	As of March 31, 2007
	Actual	Pro Forma
	(in millions)
Long-term indebtedness (including current portion):
Previously outstanding credit facility	$170.8	$—
ABL Credit Facility(1)	—	219.4
Second Lien Facility	—	290.0
Outstanding Notes	—	230.0
11 1/4% Notes	245.0	—
13% Notes(2)	77.3	—

Total long-term indebtedness (including current maturities)	493.1	739.4
Total stockholders’ (deficiency) equity	(88.9)	200.2

Total capitalization	$404.2	$939.6

(1)	The ABL Credit Facility provides for up to $350.0 million of senior secured revolving credit borrowings and letters of credit, subject to a borrowing base determined primarily by the value of our rental fleet and equipment, accounts receivable and parts inventory. As of March 31, 2007, on a pro forma basis after giving effect to the Transactions, borrowings under the ABL Credit Facility would have totaled $219.4 million, and we would have had approximately $8.8 million in letters of credit outstanding, leaving approximately $107.2 million of remaining availability for additional borrowings under the ABL Credit Facility based on the estimated borrowing base as of March 31, 2007. Actual borrowings under the ABL Credit Facility on May 31, 2007 were $214.0 million.
(2)	Represents $80.0 million aggregate principal amount of 13% Notes, net of unamortized discount of $2.7 million, including related party balances of $72.4 million in 2007.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated financial statements are derived from our financial statements included elsewhere in this prospectus, adjusted to give pro forma effect to the Transactions. The unaudited pro forma consolidated balance sheet as of March 31, 2007 gives effect to the following as if they had occurred on March 31, 2007:

(1)	the Acquisition;

(2)	the equity contribution by affiliates of the Sponsor and certain co-investors and the application of the net proceeds therefrom;

(3)	the rollover of stock and options by certain members of management;

(4)	initial borrowings under the ABL Credit Facility and the application of the net proceeds therefrom;

(5)	borrowings under the Second Lien Facility and the application of the net proceeds therefrom;

(6)	the issuance of the outstanding notes and the application of the net proceeds therefrom;

(7)	the repayment of our Senior Notes; and

(8)	the payment of fees and expenses in connection with each of the foregoing.

The unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2006 and the three months ended March 31, 2007 and March 31, 2006 give effect to the items set forth in clauses (1) through (8) above as if they had occurred on January 1, 2006. Assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with these unaudited pro forma condensed consolidated financial statements.

The effects of the Acquisition will be accounted for by us under the purchase method of accounting, as defined by Financial Accounting Standard Board, (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations.” The allocation of the purchase price used in the unaudited pro forma condensed consolidated financial information is based on preliminary estimates. The estimates and assumptions are subject to change. The final determination of the allocation of the purchase price will be based on the actual tangible assets and liabilities and intangible assets of the Company as of the closing date of the Acquisition, as well as Acquisition-related transaction costs. Purchase accounting requires that the historical carrying value of assets acquired, including property and equipment, tangible assets, intangible assets and leases, and liabilities assumed be adjusted to fair value, with any excess of purchase price over fair value allocated to goodwill. Purchase accounting is expected to yield results, including as a result of changes in depreciation and amortization expense and cost of equipment sales, that are not comparable on a period-to-period basis due to the different, and sometimes higher, cost basis associated with the allocation of the purchase price.

The unaudited pro forma adjustments are based upon currently available information and assumptions that we believe to be reasonable. The unaudited pro forma condensed consolidated financial information is being furnished solely for informational purposes and is not necessarily indicative of the results of operations or financial position that we might have achieved for the periods or as of the dates indicated had the Transactions been completed as of the dates and for the periods presented, and should not be taken as representative of our future results of operations or financial condition following the completion of the Transactions. The pro forma condensed consolidated financial information may contain financial measures other than those in accordance with GAAP and should not be considered in isolation from or as a substitute for our consolidated historical financial statements.

The unaudited pro forma condensed consolidated financial statements should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial statements and the notes thereto included elsewhere in this prospectus.

Neff Corp. and Subsidiaries

Unaudited Pro Forma Condensed Consolidated Balance Sheet as of March 31, 2007

(in thousands)

	Predecessor Actual	Adjustments(1)		Pro Forma
Assets:
Cash and cash equivalents	$59	$—		$59
Accounts receivable, net	45,145	—		45,145
Inventories	1,716	—	(4)	1,716
Rental equipment, net	346,199	62,036	(2)	408,235
Property and equipment, net	29,262	—	(4)	29,262
Intangible assets	—	153,000	(3)	153,000
Goodwill	8,714	323,462	(4)	332,176
Deferred tax asset, net	3,182	(3,182	)(5)	—
Prepaid expenses and other assets	17,046	1,754	(6)	18,800

Total assets	$451,323	$537,070		$988,393

Liabilities and Stockholders’ (Deficiency) Equity Liabilities:
Accounts payable	$13,774	$—		$13,774
Accrued expenses	33,381	(11,366	)(7)	22,015
Deferred tax liability, net	—	13,088	(5)	13,088
ABL Credit Facility	170,800	48,566	(1)	219,366
11 1/4% Notes	245,000	(245,000	)(1)	—
13% Notes	77,257	(77,257	)(1)	—
Second Lien Facility	—	290,000	(1)	290,000
Outstanding Notes	—	230,000	(1)	230,000

Total liabilities	540,212	248,031		788,243

Total stockholders’ (deficiency) equity	(88,889)	289,039	(8)	200,150

Total liabilities and stockholders’ (deficiency) equity	$451,323	$537,070		$988,393

See the accompanying Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet.

Neff Corp. and Subsidiaries

Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet

(1)	The pro forma financial data have been derived by the application of pro forma adjustments to our unaudited condensed consolidated balance sheet as of March 31, 2007. The sources and uses of funds related to the Transactions as if they had closed on March 31, 2007 are as follows (in thousands):

Sources:
ABL Credit Facility(a)	$219,366
Second Lien Facility	290,000
Outstanding Notes	230,000
Equity contributions by Sponsor affiliates and co-investors	191,000
Rollover of management equity	10,600

Total sources	$940,966

Uses:
Equity purchase price(b)	$(366,800)
Repayment of then-existing credit facility	(170,800)
Repayment of 11 1/4% Notes	(245,000)
Repayment of 13% Notes	(80,000)
Accrued interest—Senior Notes	(11,366)
Tender Premium(c)	(42,600)
Estimated fees and expenses(d)	(24,400)

Total uses	$(940,966)

(a)	The ABL Credit Facility provides for up to $350.0 million of senior secured revolving credit borrowings and letters of credit, subject to a borrowing base determined primarily by the value of our rental fleet and equipment, accounts receivable and parts inventory. As of March 31, 2007, on a pro forma basis after giving effect to the Transactions, borrowings under the ABL Credit Facility would have totaled $219.4 million, and we would have had approximately $8.8 million in letters of credit outstanding, leaving approximately $107.2 million of remaining availability for additional borrowings under the ABL Credit Facility based on the estimated borrowing base as of March 31, 2007. The actual amount borrowed under the ABL Credit Facility at the closing was $214.0 million.
(b)	The equity purchase price includes expenses payable by the Company and its shareholders prior to the Acquisition (other than tender premium).
(c)	Reflects tender premium paid for the Senior Notes.
(d)	Represents transaction expenses payable in relation to the Acquisition, including initial purchasers’ discounts, commitment fees, professional fees, a sponsor transaction fee, and other fees and other expenses.

(2)	Reflects adjustments to rental equipment, net to its preliminary estimated fair market value (in thousands):

Estimated fair value of rental equipment(a)	$408,235
Elimination of historical rental equipment, net	(346,199)

Total adjustment to rental equipment, net	$62,036

(a)	Represents the preliminary estimated fair value of the Company’s rental equipment assets as of March 31, 2007.

(3)	To record identifiable intangible assets at their preliminary estimated fair values (in thousands, using a multiperiod excess earnings method for customer relationships and the royalty savings approach for trade names and trademarks):

Customer relationships (estimated useful life of 12 years)	$120,000
Trade names and Trademarks (indefinite useful life)	33,000

Total adjustment to Intangible Assets	$153,000

(4)

Adjustments to record the preliminary estimate of goodwill. Goodwill resulting from the Acquisition is not amortized. Goodwill will be assessed for impairment at least annually in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.” The Company has not completed an assessment of its fair values of assets and liabilities and expects that the ultimate purchase price allocation will include adjustments to the fair values of its assets and liabilities (in thousands):

Net tangible assets:
Cash and cash equivalents	$59
Accounts receivable, net	45,145
Rental equipment, net	408,235
Property and equipment, net(a)	29,262
Other assets(b)(c)	20,516
Accounts payable and accrued expenses	(35,789)

467,428

Identifiable intangible assets	153,000
Deferred tax liability, net	(13,088)
Transaction costs to be expensed	1,450
Goodwill	332,176

Total preliminary purchase price	$940,966

(a)	The historical net book value of property and equipment has been used as an estimate of fair market value.
(b)	Includes $18.6 million of capitalized deferred issuance costs relating to the new debt.
(c)	Includes $1.7 million of inventories, for which historical net book value has been used as an estimate of fair value.

(5)	The pro forma adjustments to deferred tax assets and liabilities reflect (i) temporary book to tax depreciation timing differences related to the step-up of the Company’s rental equipment assets to estimated fair market value and (ii) the estimated tax benefit related to the Company’s repurchase of its non-qualified stock options in connection with the Acquisition (in thousands):

Elimination of historical deferred tax asset, net	$(3,182)
Adjustment to increase deferred tax liabilities for book to tax depreciation timing differences	24,814
Adjustment to increase deferred tax assets for the redemption of the Company’s non-qualified stock options	(8,544)

Total net adjustment to deferred tax liability, net	$13,088

(6)	Adjustments to prepaid expenses and other assets reflects the following (in thousands):

Total estimated transaction fees and expenses	$24,400
Transaction costs to be expensed	(1,450)
Direct costs of Acquisition	(4,350)

Capitalization of deferred issuance costs-new debt	18,600
Elimination of historical debt issuance costs on existing debt	(16,846)

Total adjustment to prepaid expenses and other assets	$1,754

(7)	Adjustment to accrued expenses reflects the following (in thousands):

Accrued interest associated with indebtedness to be repaid	$(11,366)

(8)	Adjustments to stockholders’ equity reflect the following (in thousands):

Equity contribution of Sponsor affiliates and co-investors	$191,000
Rollover of management equity	10,600
Transaction costs to be expensed	(1,450)
Elimination of historical stockholders’ equity	88,889

Total	$289,039

Neff Corp. and Subsidiaries

Unaudited Pro Forma Condensed Consolidated Statement of Operations

for the Year Ended December 31, 2006

(in thousands)

	Predecessor Actual	Adjustments		Pro Forma
Revenues
Rental revenues	$275,397	$—		$275,397
Equipment sales	39,409	—		39,409
Parts and service	15,472	—		15,472

Total revenues	330,278	—		330,278

Cost of revenues
Cost of equipment sold	27,715	4,754	(1)	32,469
Depreciation of rental equipment	58,990	13,913	(2)	72,903
Maintenance of rental equipment	70,223	—		70,223
Costs of parts and service	9,677	—		9,677

Total cost of revenues	166,605	18,667		185,272

Gross profit	163,673	(18,667)		145,006

Other operating expenses
Selling, general and administrative expenses	74,897	2,660	(3)	77,557
Other depreciation and amortization	5,902	10,000	(4)	15,902

Total other operating expenses	80,799	12,660		93,459

Income from operations	82,874	(31,327)		51,547

Other expenses
Interest expense	50,730	10,332	(5)	61,062
Amortization of debt issue costs	2,087	(117	)(6)	1,970

Total other expenses	52,817	10,215		63,032

Income (loss) before benefit from income taxes	30,057	(41,542)		(11,485)
Benefit from income taxes	5,091	12,617	(7)	17,708

Net income	$35,148	$(28,925)		$6,223

See the accompanying Notes to Unaudited Pro Forma Condensed Consolidated Statements of Operations.

Neff Corp. and Subsidiaries

Unaudited Pro Forma Condensed Consolidated Statement of Operations

for the Three Months Ended March 31, 2006

(in thousands)

	Predecessor Actual	Adjustments		Pro Forma
Revenues
Rental revenues	$61,876	$—		$61,876
Equipment sales	11,993	—		11,993
Parts and service	3,791	—		3,791

Total revenues	77,660	—		77,660

Cost of revenues
Cost of equipment sold	8,662	2,250	(1)	10,912
Depreciation of rental equipment	13,954	3,734	(2)	17,688
Maintenance of rental equipment	17,359	—		17,359
Costs of parts and service	2,262	—		2,262

Total cost of revenues	42,237	5,984		48,221

Gross profit	35,423	(5,984)		29,439

Other operating expenses
Selling, general and administrative expenses	17,726	673	(3)	18,399
Other depreciation and amortization	1,370	2,500	(4)	3,870

Total other operating expenses	19,096	3,173		22,269

Income from operations	16,327	(9,157)		7,170

Other expenses
Interest expense	11,847	3,169	(5)	15,016
Amortization of debt issue costs	469	8	(6)	477

Total other expenses	12,316	3,177		15,493

Income (loss) before (provision for) benefit from income taxes	4,011	(12,334)		(8,323)
(Provision for) benefit from income taxes	—	—		—

Net income (loss)	$4,011	$(12,334)		$(8,323)

See the accompanying Notes to Unaudited Pro Forma Condensed Consolidated Statements of Operations.

Neff Corp. and Subsidiaries

Unaudited Pro Forma Condensed Consolidated Statement of Operations

for the Three Months Ended March 31, 2007

(in thousands)

	Predecessor Actual	Adjustments		Pro Forma
Revenues
Rental revenues	$62,352	$—		$62,352
Equipment sales	14,599	—		14,599
Parts and service	3,471	—		3,471

Total revenues	80,422	—		80,422

Cost of revenues
Cost of equipment sold	10,062	699	(1)	10,761
Depreciation of rental equipment	15,131	765	(2)	15,896
Maintenance of rental equipment	17,470	—		17,470
Costs of parts and service	2,154	—		2,154

Total cost of revenues	44,817	1,464		46,281

Gross profit	35,605	(1,464)		34,141

Other operating expenses
Selling, general and administrative expenses	18,957	673	(3)	19,630
Other depreciation and amortization	1,754	2,500	(4)	4,254

Total other operating expenses	20,711	3,173		23,884

Income from operations	14,894	(4,637)		10,257

Other expenses
Interest expense	12,627	2,788	(5)	15,415
Amortization of debt issue costs	536	(16	)(6)	520

Total other expenses	13,163	2,772		15,935

Income (loss) before (provision for) benefit from income taxes	1,731	(7,409)		(5,678)
(Provision for) benefit from income taxes	(717)	1,964	(7)	1,247

Net income (loss)	$1,014	$(5,445)		$(4,431)

See the accompanying Notes to Unaudited Pro Forma Condensed Consolidated Statements of Operations.

Neff Corp. and Subsidiaries

Notes to Unaudited Pro Forma Condensed Consolidated Statements of Operations

(1)	Adjustments to cost of equipment sold reflect the following (in thousands):

	Year Ended December 31,	Three Months Ended March 31,
	2006	2006	2007
Cost of equipment sold—based on adjusted fair market value of rental fleet	$32,469	$10,912	$10,761
Historical cost of equipment sold	(27,715)	(8,662)	(10,062)

Total adjustment	$4,754	$2,250	$699

(2)	Adjustments to depreciation expense reflect the differences in depreciation expense we have historically recorded and what we would have recorded during the same periods resulting from the $62.0 million step-up in the basis of rental equipment assets (in thousands):

	Year Ended December 31,	Three Months Ended March 31,
	2006	2006	2007
Depreciation expense—based on adjusted fair market value of rental fleet	$72,903	$17,688	$15,896
Historical depreciation expense	(58,990)	(13,954)	(15,131)

Total adjustment	$13,913	$3,734	$765

(3)	Adjustments to selling, general and administrative expenses reflect the effect of annual monitoring fees to be paid to affiliates of the Sponsor in connection with the Transactions as well as the change in our new Chief Executive Officer’s employment agreement, as follows (in thousands):

	Year Ended December 31,	Three Months Ended March 31,
	2006	2006	2007
Monitoring fees	$2,500	$625	$625
Compensation under new employment agreement	450	113	113
Compensation under historical employment agreement	(290)	(65)	(65)

Total adjustment	$2,660	$673	$673

(4)	Adjustment reflects the effect of the amortization of the estimated fair value of the Company’s customer relationships. Amortization expense has been calculated using a straight-line method over the estimated useful life of 12 years (in thousands):

	Year Ended December 31,	Three Months Ended March 31,
	2006	2006	2007
Amortization of identifiable intangible asset	$10,000	$2,500	$2,500

(5)	The pro forma adjustment to interest expense reflects the elimination of historical interest expense and the addition of interest expense resulting from our new indebtedness incurred in connection with the Transactions. The additional interest expense reflects interest expense related to approximately $219.4 million of initial borrowings under the ABL Credit Facility, $290.0 million of borrowings under the Second Lien Facility and $230.0 million in aggregate principal amount of the outstanding notes. The components to this adjustment to interest expense, net include the following (in thousands):

	Year Ended December 31,	Three Months Ended March 31,
	2006	2006	2007
Estimated interest expense and fees incurred in connection with borrowings under the ABL Credit Facility(a)	$12,596	$3,338	$3,271
Interest expense incurred in connection with the Second Lien Facility(a)	25,466	5,928	6,394
Interest expense incurred in connection with the Outstanding Notes	23,000	5,750	5,750
Elimination of historical aggregate interest expense and fees under previously outstanding credit facility, term loan and Senior Notes	(50,730)	(11,847)	(12,627)

Total adjustment	$10,332	$3,169	$2,788

(a)	Estimated interest expense incurred in connection with borrowings under the ABL Credit Facility and Second Lien Facility are based on LIBOR (as in effect during the pro forma periods presented). For the year ended December 31, 2006 and the three months ended March 31, 2007, LIBOR ranged from 4.57 to 5.40%, and 5.32 to 5.32% respectively. As of May 23, 2007, LIBOR was 5.32%. A 0.125% increase in LIBOR from the rates used to calculate interest for the pro forma periods would increase estimated interest expense on the ABL Credit Facility and Second Lien Facility as follows (in thousands):

	Year Ended December 31,	Three Months Ended March 31,
	2006	2006	2007
ABL Credit Facility	$238	$68	$60
Second Lien Facility	$362	$90	$90

(6)	Adjustment to amortization of debt issue costs reflects the elimination of historical amortization of debt issue costs related to our Senior Notes and then-existing credit facility and the addition of amortization of debt issue costs that we expect to capitalize in connection with the ABL Credit Facility, the Second Lien Facility and the outstanding notes (in thousands):

	Year Ended December 31,	Three Months Ended March 31,
	2006	2006	2007
Historical amortization of debt issue costs	$(2,087)	$(469)	$(536)
Estimated amortization of capitalized debt issue costs incurred in connection with new debt(a)	1,970	477	520

Total adjustment	$(117)	$8	$(16)

(a)	Amortization was estimated using the effective interest method over the estimated term of the loans.

(7)	Adjustment to record the federal and state income tax effects on the pro forma adjustments. Income tax effects have been calculated using the Company’s anticipated statutory tax rate of 40%. The pro forma adjustment related to the amortization of intangible assets described in (4) above has not been tax effected as such item is a permanent book to tax difference and will not be tax deductible for the Company.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

The following table sets forth selected historical consolidated financial data as of the dates and for the periods indicated. The consolidated statement of operations data for each of the years ended December 31, 2004, 2005 and 2006 and the consolidated balance sheet data as of December 31, 2005 and 2006 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statement of operations data for the years ended December 31, 2002 and 2003 and the consolidated balance sheet data as of December 31, 2002, 2003 and 2004 have been derived from our audited consolidated financial statements that are not included in this prospectus. The consolidated statement of operations data for the three months ended March 31, 2006 and 2007 and the consolidated balance sheet data as of March 31, 2007 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The unaudited condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of our management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information set forth herein. Interim financial results are not necessarily indicative of results that may be expected for the full fiscal year or any future reporting period.

Neff Corp. is a holding company that conducts no operations and its only material asset is its membership interest in Neff Rental LLC. In turn, Neff Rental LLC is a direct, wholly owned subsidiary of Neff Corp. and conducts no operations. The only material assets of Neff Rental LLC are the capital stock of Neff Finance Corp. and Neff Rental, Inc. Neff Rental LLC and Neff Finance Corp. were organized in June 2005 in connection with the Recapitalization, and have not conducted any operations since then.

The following selected historical consolidated financial data should be read in conjunction with, and is qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	Year Ended December 31,					Three Months Ended March 31,
	2002	2003	2004	2005	2006	2006	2007
	(in thousands)
Statement of Operations Data
Revenues:
Rental revenues	$165,853	$172,745	$192,880	$229,802	$275,397	$61,876	$62,352
Equipment sales	14,646	23,375	42,750	36,360	39,409	11,993	14,599
Parts and service	11,236	11,228	12,058	13,461	15,472	3,791	3,471

Total revenues	191,735	207,348	247,688	279,623	330,278	77,660	80,422

Cost of revenues:
Cost of equipment sold	12,886	19,908	35,890	26,867	27,715	8,662	10,062
Depreciation of rental equipment	41,157	41,651	41,739	47,962	58,990	13,954	15,131
Maintenance of rental equipment	64,590	68,904	74,266	70,653	70,223	17,359	17,470
Costs of parts and service	7,540	6,664	7,236	8,093	9,677	2,262	2,154

Total cost of revenues	126,173	137,127	159,131	153,575	166,605	42,237	44,817

Gross profit	65,562	70,221	88,557	126,048	163,673	35,423	35,605

Other operating expenses:
Selling, general and administrative expenses	54,832	55,456	58,403	67,871	74,897	17,726	18,957
Other depreciation and amortization	6,697	6,222	5,936	5,456	5,902	1,370	1,754
Recapitalization expenses	—	—	—	21,276	—	—	—
Other expenses, net(1)	2,156	—	—	—	—	—	—

Total other operating expenses	63,685	61,678	64,339	94,603	80,799	19,096	20,711

Income from operations	1,877	8,543	24,218	31,445	82,874	16,327	14,894

Other (income) expenses:
Interest expense(2)	24,264	20,504	17,313	32,963	50,730	11,847	12,627
(Gain) loss on debt extinguishment (3)	(12,296)	(35,026)	—	4,830	—	—	—
Other non-operating expenses, net(4)	5,936	2,659	876	6,692	2,087	469	536

Total other (income) expenses	17,904	(11,863)	18,189	44,485	52,817	12,316	13,163

Income (loss) before income taxes and cumulative effect of change in accounting principle	(16,027)	20,406	6,029	(13,040)	30,057	4,011	1,731
Income tax benefit (provision)	370	—	—	—	5,091	—	(717)

Income (loss) before cumulative effect of change in accounting principle	(15,657)	20,406	6,029	(13,040)	35,148	4,011	1,014
Cumulative effect of change in accounting principle(5)	(82,296)	—	—	—	—	—	—

Net income (loss)	$(97,953)	$20,406	$6,029	$(13,040)	$35,148	$4,011	$1,014

Other Financial Data
Depreciation and amortization	$47,854	$47,873	$47,675	$53,418	$64,892	$15,324	$16,885
Capital expenditures:
Non-rental	$495	$4,066	$5,694	$7,819	$10,632	$4,721	$9,625
Rental	19,965	26,826	92,331	152,305	119,376	58,975	46,680
Equipment sales	(14,646)	(23,375)	(42,750)	(36,360)	(39,409)	(11,993)	(14,599)

Net capital expenditures(6)	$5,814	$7,517	$55,275	$123,764	$90,599	$51,703	$41,706
Net cash provided by operating activities	23,232	25,737	59,867	55,806	73,749	38,176	34,307
Net cash used in investing activities	(5,814)	(7,517)	(55,275)	(123,464)	(106,679)	(51,703)	(41,706)
Net cash provided by (used in) financing activities	(21,691)	(18,152)	(4,611)	67,610	33,055	13,527	7,300
Ratio of earnings to fixed charges(7)	—	1.9x	1.3x	—	1.6x	1.3x	1.1x

Balance Sheet Data (at end of period)
Cash and cash equivalents Rental equipment:	$32	$100	$81	$33	$158	$33	$59
Rental equipment:
Rental equipment at cost	368,023	344,125	350,976	435,075	492,476	481,029	516,841
Accumulated depreciation	(146,917)	(157,753)	(149,903)	(156,315)	(174,030)	(157,321)	(170,642)

Rental equipment, net	221,106	186,372	201,073	278,760	318,446	323,708	346,199
Goodwill(5)	—	—	—	—	8,726	—	8,714
Total assets	281,116	246,308	261,794	360,385	420,632	406,609	451,323
Total indebtedness(8)	282,060	230,224	228,642	450,868	485,688	464,456	493,057
Total stockholders’ equity (deficiency)	$(26,184)	$(5,733)	$306	$(128,100)	$(90,512)	$(123,490)	$(88,889)

(1)	During the year ended December 31, 2002, other expenses, net represent (a) a non-cash charge of $3.2 million related to a write-down of assets that were held for sale; (b) a recovery of $1.8 million of costs related to efforts to sell the company that were expensed in a prior period and (c) $0.7 million of costs related to a branch closing initiated during the year.
(2)	Interest expense excludes the amortization of debt issue costs (see footnote 4 below).
(3)	Neff Corp. purchased $43.7 million and $81.1 million in aggregate principal amount of previously outstanding senior subordinated notes in the years ended December 31, 2002 and 2003, respectively. In each case, the previously outstanding senior subordinated notes were purchased at a market price less than face value, resulting in the gains reported in the table above for the respective periods. Loss on debt extinguishment for the year ended December 31, 2005 represents the write-off of deferred debt issuance costs and expenses incurred in connection with the defeasance of the previously outstanding senior subordinated notes and the write-off of deferred debt issue costs which occurred as part of the Recapitalization.
(4)	Other non-operating expenses, net represent amortization of debt issue costs of $2.0 million, $2.7 million, $2.0 million, $6.7 million and $2.1 million for the years ended December 31, 2002, 2003, 2004, 2005 and 2006 respectively. Other non-operating expenses, net also include adjustments to gain on sale of business, of which we (a) recorded $3.9 million of costs in the year ended December 31, 2002 and (b) recovered $1.1 million in the year ended December 31, 2004.
(5)	We adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”, as of January 1, 2002. As a result of the adoption of that standard, we recorded a charge of $82.3 million for the year ended December 31, 2002, which we recorded as a cumulative effect of change in accounting principle in that period. Under Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” goodwill and intangible assets deemed to have indefinite lives are no longer amortized, but are subject to annual impairment tests.
(6)	Net capital expenditures are total capital expenditures net of equipment sales.
(7)	The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. Earnings include net income (loss) before income taxes and fixed charges. Fixed charges include interest expense and amortization of debt issue costs. Our earnings were insufficient to cover our fixed charges by $98.3 million and $13.0 million for the years ended December 31, 2002 and 2005.
(8)

As of March 31, 2007, total indebtedness consisted of borrowings under the then-existing credit facility, 11 1/4% Notes and the 13% Notes in an aggregate amount of $170.8 million, $245.0 million and $77.3 million, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis of our historical consolidated financial statements covers periods before the consummation of the Transactions and, accordingly, does not reflect the significant impact the Transactions will have on us. In addition, the statements in this discussion and analysis regarding industry outlook, our expectations regarding the performance of our business and the other non-historical statements are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in “Risk Factors” and “Forward-Looking Statements.” Our actual results may differ materially from those contained in or implied by any forward-looking statements. You should read the following discussion together with the sections entitled “Risk Factors,” “Unaudited Pro Forma Condensed Consolidated Financial Information,” “Selected Historical Consolidated Financial and Other Data” and the historical consolidated financial statements and the notes thereto included elsewhere in this prospectus.

Corporate Structure

Neff Corp. is a holding company that conducts no operations and its only material asset is its membership interest in Neff Rental LLC, which conducts no operations. The only material assets of Neff Rental LLC are the capital stock of Neff Finance Corp. and Neff Rental, Inc. Neff Rental LLC and Neff Finance were organized in June 2005, and have not conducted any operations since then. In June 2005, we engaged in the Recapitalization. As part of the Recapitalization, we entered into a senior secured credit facility, issued $245.0 million of our 11 1/4% Notes and $80.0 million of our 13% Notes and became a majority-owned subsidiary of affiliates of Odyssey Investment Partners, LLC.

Pursuant to the Merger Agreement, contemporaneously with the completion of the offering of the outstanding notes on May 31, 2007, we merged with Merger Sub, a Delaware Corporation, and become a wholly-owned subsidiary of Holdings LLC, a Delaware limited liability corporation. The effects of the Acquisition will be accounted for by us under the purchase accounting method. Purchase accounting requires that the historical carrying value of assets acquired, including property and equipment, tangible assets, intangible assets and leases, and liabilities assumed be adjusted to fair value, with any excess of purchase price over fair value allocated to goodwill. Purchase accounting is expected to yield results, including as a result of changes in depreciation and amortization expense and cost of equipment sales, that are not comparable on a period-to-period basis due to the different, and sometimes higher, cost basis associated with the allocation of the purchase price. We have made preliminary estimates of the fair values of assets and liabilities. The final purchase accounting adjustments to reflect fair value of the assets acquired and liabilities assumed have not been finalized and will be based upon appraisals by independent parties and other estimates of fair values, and will be subject to change.

Overview

We are the eighth largest equipment rental company in the U.S. as measured by rental revenues. Through our 66 branches located primarily in the sunbelt states, we rent a broad variety of construction and industrial equipment, including earthmoving, material handling, aerial, compaction and related equipment. We derive revenue from equipment rentals, selling new and used equipment, parts and supplies, and from related maintenance.

Our revenues are affected primarily by the demand for our equipment, the rental rates we can charge for our equipment, the amount of rental fleet we have available for rent and the general economic conditions in the geographic regions in which we operate, particularly conditions affecting the non-residential construction industry.

We divide our total revenues into the following three categories:

•	Rental revenues. This category includes rental revenues and related revenues such as the fees we charge for the pickup and delivery of equipment, damage waivers and other surcharges.

•	Equipment sales. This category includes revenues from the sale of our used rental equipment as well as sales of new equipment to our customers.

•

Parts and service. This category includes revenues from customers for fuel and the repair of damaged rental equipment as well as from the sale of complementary parts, supplies and merchandise to our customers in conjunction with our equipment rental and sales business.

Revenues

Our rental revenues are affected by several factors including the amount and quality of our equipment available for rent, rental rates, the mix and the amount of equipment. Our revenues are also affected by customer demand and weather as well as general economic conditions and, in particular, conditions affecting the non-residential construction industry.

Revenues from the sale of used and new equipment are affected by price, general economic conditions, the amount and type of equipment available in the marketplace and the condition and age of the equipment. Parts and service revenues are affected by the amount of rental activity, the prices we are able to charge, service volumes and general economic activity.

Performance Measures

One of the performance measurements that we use to analyze our operating performance is dollar utilization. Dollar utilization for any period is the ratio, expressed as a percentage, of our “net rental revenues” generated from our rental fleet, divided by the “average monthly Original Cost” of our rental fleet, including both owned and leased equipment, during such period. Net rental revenues generated from our rental fleet are calculated as total rental revenues less rental revenues from the rental of equipment that we rent from third parties and then “re-rent” to our customers, which we refer to as “re-rent revenue.” Monthly Original Cost for each month is calculated as the average of the Original Cost of our rental fleet, including cost of equipment under lease, on the first and last day of that month.

As illustrated in the table below, dollar utilization for the years ended December 31, 2004, 2005 and 2006 and for the three months ended March 31, 2006 and 2007 was 44.8%, 51.2%, 52.5%, 50.5% and 46.6% respectively:

	Year Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007
Total rental revenues	$192,880	$229,802	$275,397	$61,876	$62,352
Re-rent revenues	(6,292)	(6,305)	(6,123)	(1,369)	(1,350)

Net rental revenues(a)	$186,588	$223,497	$269,274	$60,507	$61,002
Average monthly Original Cost(b)(c)	$416,600	$436,300	$513,202	$479,578	$526,158
Dollar utilization(d)	44.8%	51.2%	52.5%	50.5%	46.6%

(a)	Amounts are annualized when determining dollar utilization for periods of less than 12 months. Accordingly, annualized net rental revenues for the three months ended March 31, 2006 and 2007 are $242,028 and $244,946, respectively.
(b)	Average monthly Original Cost includes the cost of equipment held in the rental fleet under operating leases.
(c)	Average monthly Original Cost for each period is presented as the average of the monthly original cost computations for each of the months in the periods presented.
(d)	Dollar utilization is calculated as net rental revenues divided by average monthly Original Cost.

Management uses dollar utilization to measure the interaction of changes in our rental rates, the mix of equipment on rent and the percentage of equipment on rent, each of which affects our equipment rental revenues. However, dollar utilization is a statistic that is not financial in nature or a measure of performance or liquidity in accordance with U.S. GAAP. Accordingly, while management believes dollar utilization provides useful additional information about our business, it should not be considered in isolation or as a substitute for comparable U.S. GAAP financial measures. In addition, our presentation of dollar utilization may not be directly comparable to that of other companies in our industry.

Cost of Revenues

Our cost of revenues consist primarily of the following:

•	depreciation expenses relating to our rental equipment;

•	the cost of repairing and maintaining our rental equipment, including parts and supplies, outside repairs, operating lease payments, personnel costs and casualty insurance premiums and claims expense;

•	the net book value of the items we sell, including new and used equipment; and

•	the cost of fuel, parts and supplies to provide services.

Operating Expenses

Operating expenses include all selling, general and administrative expenses as well as other amortization and depreciation. Selling, general and administrative expenses include sales force compensation, managerial and administrative payroll, marketing costs, professional fees, telecommunication costs, facility costs and taxes. Other amortization and depreciation primarily consists of depreciation of non-rental fleet equipment such as delivery vehicles, sales vehicles, leasehold improvements and office equipment.

Business Cycles and Seasonality

Our operating results are subject to annual and seasonal fluctuations resulting from a variety of factors, including overall economic conditions and non-residential construction activity in the geographic regions we serve. These factors include increases in the competitive supply of rental equipment, the number of our significant competitors and seasonal rental patterns resulting in lower rental activity by our customers during the winter. Thus, the results of any period are not necessarily indicative of the results that may be expected from any other period.

Capital Expenditures and Fleet Age

Our business is capital intensive. We own a substantial percentage of the equipment we rent to our customers. In 2005, we significantly increased this percentage as we continued our program of replacing equipment that we lease with purchased equipment. We expect the amount of equipment we purchase to continue to be significant as we replace aging equipment and expand the amount of the rental fleet at our existing branch locations. For the fiscal years ended December 31, 2004, 2005 and 2006 and the three months ended March 31, 2006 and 2007, we invested approximately $92.3 million, $152.3 million, $119.4 million, $59.0 million and $46.7 million, respectively, in new rental equipment. Historically, we have financed our equipment primarily through cash from operations, net proceeds from the sale of our used rental equipment, operating leases and borrowings under our existing credit facilities and other long-term debt.

Current Business Environment and Outlook

We operate in a competitive and capital-intensive business environment. The participants in our industry consist of national, regional and local rental companies, certain OEMs and their dealers and national home improvement store chains. The equipment rental industry is highly cyclical and its revenues are closely tied to general economic conditions and to conditions in the non-residential construction industry in particular. Beginning in the second half of 2003 and continuing through the present, the non-residential construction market has been increasing which in turn has had a positive impact on the equipment rental industry. Over the past four decades, the average expansion period for nonresidential construction has been approximately 81 months with the previous cycle lasting approximately 106 months. We believe that the rental industry will continue to benefit from the secular shift from owning to renting equipment and continuing growth in non-residential construction industry conditions. According to the U.S. Census Bureau, total non-residential construction activity increased to $558.5 billion in 2006, representing an increase of 13.3% from 2005 and FMI Corporation predicts that total U.S. non-residential construction spending will grow by 8.6% in 2007. However, macroeconomic factors and regional conditions (including hurricane-related activities) that effect the U.S. non-residential construction industry and the rental equipment market are outside of our control, and may affect our operating results in future periods.

Acquisitions

On May 18, 2006, we acquired River City Connections, Inc., a rental equipment business with two locations in Sacramento, California, for $17.1 million after giving effect to post-closing purchase price adjustments. The purchase was funded through borrowings on the then-existing credit facility. The acquired company was immediately merged with and into Valley Rents and Ready Mix, Inc., a Delaware corporation, which remained as the surviving entity and a wholly-owned subsidiary of Neff Rental, Inc. Valley Rents and Ready Mix, Inc. subsequently became a co-guarantor of the then-existing credit facility, the 11 1/4% Notes and the 13% Notes. On December 22, 2006 Valley Rents was merged into Neff Rental, Inc., with Neff Rental, Inc. remaining as the surviving entity.

The purchase price of $17.1 million was allocated to the assets acquired, mainly rental equipment, and liabilities assumed based on their estimated fair values at the date of acquisition. The excess purchase price over the fair values of assets acquired and liabilities assumed of $8.7 million was allocated to goodwill. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” (“SFAS 142”) goodwill is no longer amortized, but is tested at least annually for impairment.

The results of operations of the acquired business have been included since the acquisition date and did not have a material impact on our results of operations. The pro forma results of operations, assuming the acquisition took place at the beginning of the periods presented, were not significantly different from our reported results of operations.

Critical Accounting Policies

We prepare our financial statements in conformity with U.S. GAAP. Our critical accounting policies are those that are both most important to our financial condition and results of operations and require the most difficult, subjective or complex judgments on the part of management in their application, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Because of the uncertainty of factors surrounding the estimates or judgments used in the preparation of the consolidated financial statements, actual results may vary from these estimates. We believe that the following discussion represents our critical accounting policies.

Revenue Recognition

Rental contracts are structured as operating leases entered into at the time our customer takes delivery of the equipment and revenues are recognized as they are earned over the rental period. As a result of our billing and rental cycles, there are a certain number of rental contracts entered into during a reporting period that are not billed to customers by the end of such reporting period. We identify each rental contract that has not been billed at the end of such period and calculate and record the corresponding amount of revenue to the reporting period in which the contract was entered into.

Revenue from the sale of equipment and parts is recognized at the time of delivery to, or pick-up by, the customer and when all obligations under the sales contract have been fulfilled. Service revenues are recognized at the time the services are provided.

Useful Lives and Salvage Value of Rental Equipment

Rental equipment is stated at Original Cost less accumulated depreciation. Depreciation is recorded using the straight-line method over the estimated useful life of the related equipment (generally two to seven years with estimated 10-20% residual values). Routine repairs and maintenance are expensed as incurred; improvements are capitalized at cost.

We routinely review the assumptions utilized in computing rates of depreciation of our rental equipment. Changes to the assumptions (such as the length of service lives and/or the amount of residual values) are made when, in the opinion of management, such changes are necessary to more appropriately allocate asset costs to operations over the service life of the assets. Management utilizes, among other factors, historical experience and industry comparisons in determining the propriety of any such changes. We may be required to change these estimates based on changes in our industry, end-markets or other circumstances. If these estimates change in the future, we may be required to recognize increased or decreased depreciation expense for these assets.

Betterment of Assets

We charge ordinary maintenance and repair costs, such as repair costs related to equipment damage caused by a customer and preventive maintenance, to operations as incurred. Costs incurred to extend the useful life, increase efficiency or increase capacity of rental equipment are capitalized and include rebuilding tracks and undercarriages, filling pneumatic tires with foam, adding truck bodies to bare chassis and installing safety devices.

Valuation of Long-Lived Assets

We review the valuation of our long-lived assets for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. Our asset impairment review assesses the fair value of the assets based on the future cash flows we believe the assets are expected to generate. An impairment loss is recognized when these estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset (if any) are less than the carrying value of the asset. This approach uses our estimates of future market growth, revenue and costs, as well as the expected periods the assets will be utilized. These estimates and assumptions may prove to be inaccurate due to factors such as changes in economic conditions, our business prospects or other circumstances. If these estimates change in the future, we may be required to recognize write-downs of our long-lived assets.

Impairment of Goodwill

Goodwill is no longer amortized, but instead is reviewed for impairment annually or more frequently if events indicate a decline in fair value below its carrying value. This means that we must determine whether the fair value of the goodwill, calculated in accordance with applicable accounting standards, is at least equal to the recorded value on our balance sheet. If the fair value of the goodwill is less than the recorded value, we are required to write-off the excess goodwill as an operating expense.

Determination of the amount of impairment is made at the reporting unit level and consists of two steps. First, we determine the fair value of a reporting unit and compare it to its carrying amount. Second, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with the Financial Accounting Standards Board (“FASB”) SFAS No. 141, “Business Combinations.”

Income Taxes

We account for income taxes under the asset and liability method. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities. Developing our provision for income taxes requires significant judgment regarding the determination of deferred tax assets and liabilities and, if necessary, any valuation allowances that may be required for deferred tax assets.

No tax provision was allocated for the years ending December 31, 2005 or 2004, due to our continuing net operating loss carryforwards. A tax benefit was recorded for the year ended December 31, 2006 due to the reduction of our valuation allowance for our net deferred tax asset. In 2006, we reversed $17.1 million of our net deferred tax asset valuation allowance, which eliminated the remaining balance of the allowance. SFAS No. 109 “Accounting for Income Taxes” (“SFAS 109”), provides that a valuation allowance must be established for deferred tax assets when it is more likely than not that the assets will not be realized. SFAS 109 also provides that all positive and negative evidence must be evaluated in determining the need for a valuation allowance. For the year ended December 31, 2006, we had net income before income taxes of $30.1 million. In addition, we evaluated our forecast of pre-tax income based on historical cumulative positive pre-tax income before non-recurring items for the years ended December 31, 2006, 2005 and 2004, and a forecast of positive taxable income in the future. As a result of that evaluation, we determined that we no longer required a deferred tax asset valuation allowance. Under the guidelines of SFAS 109, we reversed the remaining component of this valuation allowance through current period earnings by a credit to our income tax (provision) benefit.

Valuation of Accounts Receivable

We evaluate the collectibility of our receivables based on a combination of factors. We regularly analyze our customer accounts. When we become aware of a specific customer’s inability to meet its financial obligations to us, such as in the case of bankruptcy or deterioration in the customer’s operating results or financial position, we record a specific reserve for bad debt to reduce the related receivable to the amount we reasonably believe is collectible. We also record reserves for bad debt for all other customers based on a variety of factors including the length of time the receivables are past due, the financial health of the customer, macroeconomic considerations and historical experience. If circumstances related to specific customers change, we may determine that an increase to the allowance is required. Additionally, if actual collections of accounts receivable differ from the estimates we used to determine our allowance, we will increase or decrease, as applicable, the allowance through charges or credits to selling, general and administrative expenses for the period in which such changes in collection become known. If conditions change in future periods, additional allowances or reversals may be required.

Reserve for Claims

We are exposed to various claims relating to our business. These may include claims relating to motor vehicle accidents involving our delivery and service personnel, employment related claims and claims relating to personal injury or death caused by equipment rented or sold. We establish reserves for reported claims that are asserted against us and the claims that we believe have been incurred but not reported. These reserves reflect our estimates of the amounts that we will be required to pay in connection with these claims, net of insurance recoveries. Our estimate of reserves is based on an actuarial reserve analysis that takes into consideration the probability of losses and our historical payment experience related to claims settlements. These estimates may change based on, among other things, changes in our claims history or receipt of additional information relevant to assessing the claims. Accordingly, we may increase or decrease our reserves for claims, and such changes could be significant.

Results of Operations

Three Months Ended March 31, 2007 Compared to Three Months ended March 31, 2006

The following table illustrates our operating activity for the three months ended March 31, 2006 and 2007.

	Three Months Ended March 31,
	2006	2007	Change
	(in thousands)
Revenues
Rental revenues	$61,876	$62,352	0.8%
Equipment sales	11,993	14,599	21.7
Parts and service	3,791	3,471	(8.4)

Total revenues	77,660	80,422	3.6

Cost of revenues
Cost of equipment sold	8,662	10,062	16.2
Depreciation of rental equipment	13,954	15,131	8.4
Maintenance of rental equipment	17,359	17,470	0.6
Costs of parts and service	2,262	2,154	(4.8)

Total cost of revenues	42,237	44,817	6.1

Gross profit	35,423	35,605	0.5

Other operating expenses
Selling, general and administrative expenses	17,726	18,957	7.0
Other depreciation and amortization	1,370	1,754	28.0

Total other operating expenses	19,096	20,711	8.5

Income from operations	16,327	14,894	(8.8)

Other expenses
Interest expense	11,847	12,627	6.6
Other non-operating expense, net	469	536	14.3

Total other expenses	12,316	13,163	6.9

Income before provision for income taxes	4,011	1,731	(56.8)
Provision for income taxes	—	(717)	n/m

Net income	$4,011	$1,014	(74.7)

n/m—means the percentage change is not meaningful.

Total Revenues. Total revenues for the three months ended March 31, 2007 increased 3.6% to $80.4 million from $77.7 million for the three months ended March 31, 2006. The components of our revenues are discussed below:

Rental Revenues. Rental revenues for the three months ended March 31, 2007 increased 0.8% to $62.4 million from $61.9 million for the three months ended March 31, 2006. The increase in rental revenues was primarily due to increases in rental rates and the size of our rental fleet. For the three months ended March 31, 2007, we estimate that our rental rates increased 2.2%. A decrease in the percentage of equipment on rent, partially offset by increased rental rates, led to a decrease in dollar utilization to 46.6% for the three months ended March 31, 2007 from 50.5% for the three months ended March 31, 2006. The decrease in the percentage of equipment on rent was primarily due to a decrease in hurricane related cleanup activity for the three months ended March 31, 2007 compared to the three months ended March 31, 2006. As of March 31, 2007, our average rental fleet value at Original Cost, including cost of equipment under lease, increased to $526.2 million from $479.6 million as of March 31, 2006. Total rental revenues at locations open for more than one year decreased

0.9% for the three months ended March 31, 2007 compared to the three months ended March 31, 2006. Rental revenues decreased to 77.5% of total revenues for the three months ended March 31, 2007 from 79.7% of total revenues for the three months ended March 31, 2006.

Equipment Sales. Equipment sales revenue for the three months ended March 31, 2007 increased 21.7% to $14.6 million from $12.0 million for the three months ended March 31, 2006. The increase in equipment sales is due to the decision by management to sell more equipment during the period. Equipment sales increased to 18.2% of total revenues for the three months ended March 31, 2007 from 15.4% of total revenues for the three months ended March 31, 2006.

Parts and Service. Revenues from the sales of parts and service for the three months ended March 31, 2007 decreased 8.4% to $3.5 million from $3.8 million for the three months ended March 31, 2006. The decrease in parts and service revenue was primarily due to the continued replacement of older equipment with new equipment resulting in less revenue generated by parts and service. Parts and service revenue decreased slightly to 4.3% of total revenues for the three months ended March 31, 2007 from 4.9% of total revenues for the three months ended March 31, 2006.

Cost of Equipment Sold. Costs associated with the sale of rental equipment increased 16.2% to $10.1 million for the three months ended March 31, 2007 from $8.7 million for the three months ended March 31, 2006, primarily as a result of the increase in the amount of equipment sales.

Depreciation of Rental Equipment. Depreciation of rental equipment for the three months ended March 31, 2007 increased 8.4% to $15.1 million from $14.0 million for the three months ended March 31, 2006. The increased depreciation expense of rental equipment is primarily due to the increase in size of our average rental fleet which increased by 9.7% from March 31, 2006 to March 31, 2007.

Maintenance of Rental Equipment. Maintenance costs associated with our rental equipment increased 0.6% to $17.5 million for the three months ended March 31, 2007 from $17.4 million for the three months ended March 31, 2006.

Cost of Parts and Service. Costs associated with our parts and service revenues decreased 4.8% to $2.2 million for the three months ended March 31, 2007 from $2.3 million for the three months ended March 31, 2006, primarily as a result of decreased volume of parts and service revenue.

Gross Profit. Gross profit for the three months ended March 31, 2007 increased 0.5% to $35.6 million or 44.3% of total revenues from $35.4 million or 45.6% of total revenues for the three months ended March 31, 2006. The increase in gross profit was primarily due to an increase in equipment sales gross profit of $1.2 million.

Selling, General and Administrative Expenses. Selling, general and administrative expenses for the three months ended March 31, 2007 increased 7.0% to $19.0 million from $17.7 million for the three months ended March 31, 2006. The increase in selling, general and administrative expenses is primarily due to increased payroll and payroll related expenses as a result of increases in salaries and incentive compensation. Selling, general and administrative expenses increased slightly to 23.6% of total revenues for the three months ended March 31, 2007 from 22.8% of total revenues for the three months ended March 31, 2006.

Other Depreciation and Amortization. Other depreciation and amortization expense (which relates to non-rental equipment) for the three months ended March 31, 2007 increased 28.0% to $1.8 million from $1.4 million for the three months ended March 31, 2006. The increase is due to increased levels of property and equipment.

Income from Operations. Income from operations for the three months ended March 31, 2007 decreased 8.8% to $14.9 million from $16.3 million for the three months ended March 31, 2006, primarily as a result of the foregoing reasons. Income from operations decreased to 18.5% of total revenues for the three months ended March 31, 2007 from 21.0% of total revenues for the three months ended March 31, 2006.

Interest Expense. Interest expense for the three months ended March 31, 2007 increased 6.6% to $12.6 million from $11.8 million for the three months ended March 31, 2006. The increase is primarily due to increased borrowings to fund the acquisition of River City Connections, Inc. (“Valley Rents”), and the increase in rental fleet, as well as higher interest rates on those borrowings.

Other non-operating expense, net. Other non-operating expense, net represents amortization of debt issuance costs. Other non-operating expense, net for the three months ended March 31, 2007 increased 14.3% to $0.5 million.

Net Income. For the reasons described above, net income for the three months ended March 31, 2007 decreased 74.7% to $1.0 million from $4.0 million for the three months ended March 31, 2006.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

The following table illustrates our operating activity for the years ended December 31, 2005 and 2006.

	For the Years Ended December 31,
	2005	2006	Change
	(in thousands)
Revenues
Rental revenues	$229,802	$275,397	19.8%
Equipment sales	36,360	39,409	8.4
Parts and service	13,461	15,472	14.9

Total revenues	279,623	330,278	18.1

Cost of revenues
Cost of equipment sold	26,867	27,715	3.2
Depreciation of rental equipment	47,962	58,990	23.0
Maintenance of rental equipment	70,653	70,223	(0.6)
Costs of parts and service	8,093	9,677	19.6

Total cost of revenues	153,575	166,605	8.5

Gross profit	126,048	163,673	29.8

Other operating expenses
Selling, general and administrative expenses	67,871	74,897	10.4
Other depreciation and amortization	5,456	5,902	8.2
Recapitalization expenses	21,276	—	n/m

Total other operating expenses	94,603	80,799	(14.6)

Income from operations	31,445	82,874	163.6

Other expenses
Interest expense	32,963	50,730	53.9
Loss on debt extinguishment	4,830	—	n/m
Other non-operating expense, net	6,692	2,087	(68.8)

Total other expenses	44,485	52,817	18.7

(Loss) income before benefit from income taxes	(13,040)	30,057	n/m
Benefit from income taxes	—	5,091	n/m

Net (loss) income	$(13,040)	$35,148	n/m

n/m—means the percentage change is not meaningful.

Total Revenues. Total revenues for the year ended December 31, 2006 increased 18.1% to $330.3 million from $279.6 million for the year ended December 31, 2005. The components of our revenues are discussed below:

Rental Revenues. Rental revenues for the year ended December 31, 2006 increased 19.8% to $275.4 million from $229.8 million for the year ended December 31, 2005. The increase in rental revenues was primarily due to an increase in rental rates and an increase in the size of the rental fleet, both of which also contributed to an increase in dollar utilization. For the year ended December 31, 2006, we estimate that our rental rates increased 7.0% compared with our rental rates for the year ended December 31, 2005 driven by improved conditions in the non-residential construction market. The increase in rates led to an increase in dollar utilization to 52.5% for the year ended December 31, 2006 from 51.2% for the year ended December 31, 2005. For the year ended December 31, 2006 the average monthly Original Cost, including cost of equipment under lease, of our rental fleet increased 17.6% to $513.2 million from $436.3 million at December 31, 2005, as a result of increased capital expenditures. Total rental revenues at locations open for more than one year increased 20.0% for the year ended December 31, 2006 compared with the year ended December 31, 2005.

Equipment Sales. Equipment sales revenues for the year ended December 31, 2006 increased 8.4% to $39.4 million from $36.4 million for the year ended December 31, 2005. The increase in equipment sales revenues was due to our decision to take advantage of the strong used equipment markets in order to sell some older equipment.

Parts and Service. Revenues from the sales of parts and service for the year ended December 31, 2006 increased 14.9% to $15.5 million from $13.5 million for the year ended December 31, 2005. The increase in these revenues in 2006 was primarily due to the general increase in rental activity in the current year.

Cost of Equipment Sold. Costs associated with the sale of rental equipment increased 3.2% to $27.7 million for the year ended December 31, 2006 from $26.9 million for the year ended December 31, 2005, primarily as a result of the increase in the amount of equipment sales.

Depreciation of Rental Equipment. Depreciation of rental equipment increased 23.0% to $59.0 million for the year ended December 31, 2006 from $48.0 million in the year ended December 31, 2005. The increased expense in depreciation of rental equipment is primarily due to the increase in size of our depreciable rental fleet.

Maintenance of Rental Equipment. Maintenance costs associated with our rental equipment decreased 0.6% to $70.2 million for the year ended December 31, 2006 from $70.7 million for the year ended December 31, 2005, primarily as a result of a decrease in operating lease expenses of $5.1 million due to our decision to replace certain of our rental fleet previously held under operating leases with owned fleet. This decrease was partially offset by an increase in payroll and payroll related expenses of $3.8 million due to increased headcount labor costs and increased fuel costs of $1.1 million.

Costs of Parts and Service. Costs associated with generating our parts and service revenues increased 19.6% to $9.7 million for the year ended December 31, 2006 from $8.1 million for the year ended December 31, 2005, primarily as a result of increased parts and service revenues.

Gross Profit. Gross profit for the year ended December 31, 2006 increased $37.6 million, or 29.8%, to $163.7 million from $126.1 million for the year ended December 31, 2005. The increase in gross profit was primarily due to an increase in rental revenue gross profit of $35.0 million or 31.5% as a result of increased rental revenue and increased margin on rental revenue. The increase in gross profit was also due to a $2.2 million or 23.2% increase in gain on sale of equipment as the margin on equipment sales increased as a result of the continued strength in market conditions for equipment sales. As a percentage of total revenues, gross profit increased to 49.6% in 2006 from 45.1% in 2005.

Selling, General and Administrative Expenses. Selling, general and administrative expenses for the year ended December 31, 2006 increased 10.4% to $74.9 million from $67.9 million for the year ended December 31, 2005. The increase in selling, general and administrative expenses is primarily a result of an increase in payroll expenses as a result of increases in the number of employees, base salaries, incentive compensation and stock compensation and an increase in professional fees of $1.2 million. Stock compensation expense, a non-cash charge, was $2.4 million for the year ended December 31, 2006 as a result of the adoption of SFAS 123-R on January 1, 2006. There were no stock compensation charges for the year ended December 31, 2005. As a percentage of total revenue, selling, general and administrative expenses decreased to 22.7% of total revenues in 2006 from 24.3% of total revenues for 2005.

Other Depreciation and Amortization. Other depreciation and amortization expense (which relates to non-rental equipment) for the year ended December 31, 2006 increased 8.2% to $5.9 million or 1.8% of total revenues from $5.5 million or 2.0% of total revenues for the year ended December 31, 2005. This increase is primarily due to an increase in the amount of property and equipment.

Recapitalization Expenses. There were no recapitalization expenses for the year ended December 31, 2006. Recapitalization expenses for the year ended December 31, 2005 are comprised of $3.4 million of non-recurring compensation and $17.9 million of stock compensation expense incurred as a result of the Recapitalization during the second quarter of 2005.

Income from Operations. Income from operations for the year ended December 31, 2006 increased 163.6% to $82.9 million or 25.1% of total revenues from $31.4 million or 11.3% of total revenues for the year ended December 31, 2005, primarily as a result of the foregoing reasons.

Interest Expense. Interest expense for the year ended December 31, 2006 increased 53.9% to $50.7 million from $33.0 million for the year ended December 31, 2005. The increase was primarily attributable to increased borrowings to fund the Recapitalization, a full year of interest on those borrowings as well as increased borrowings for capital expenditures and the acquisition of Valley Rents and higher interest rates on borrowings under the Credit Facility.

Loss on Debt Extinguishment. There was no loss on debt extinguishment for the year ended December 31, 2006. For the year ended December 31, 2005, we recognized a loss of $4.8 million on debt extinguishment resulting from the refinancing of substantially all of our debt during the second quarter of 2005 in connection with the Recapitalization.

Other Non-Operating Expense, Net. Other non-operating expense, net primarily represents amortization of debt issue costs. Other non-operating expense, net for the year ended December 31, 2006 decreased to $2.1 million from $6.7 million for the year ended December 31, 2005. As a result of the Recapitalization, we entered into a bridge loan in June 2005. The bridge loan was refinanced in July 2005 and as a result all of the deferred debt issuance costs related to the bridge loan, totaling $5.0 million, were expensed in 2005.

Income (Loss) before income taxes. For the reasons described above, we had income before income taxes of $30.1 million for the year ended December 31, 2006 compared to a loss before income taxes of $(13.0) million for the year ended December 31, 2005.

Income tax benefit. For the year ended December 31, 2006, we reduced our deferred tax asset valuation allowance to zero which resulted in an income tax benefit of $5.1 million.

Net Income (Loss). For the reasons described above, we had net income of $35.1 million for the year ended December 31, 2006 compared to a net loss of $(13.0) million for the year ended December 31, 2005.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

The following table illustrates our operating activity for the years ended December 31, 2004 and 2005.

	For the Years Ended December 31,
	2004	2005	Change
	(in thousands)
Revenues
Rental revenues	$192,880	$229,802	19.1%
Equipment sales	42,750	36,360	(14.9)
Parts and service	12,058	13,461	11.6

Total revenues	247,688	279,623	12.9

Cost of revenues
Cost of equipment sold	35,890	26,867	(25.1)
Depreciation of rental equipment	41,739	47,962	14.9
Maintenance of rental equipment	74,266	70,653	(4.9)
Costs of parts and service	7,236	8,093	11.8

Total cost of revenues	159,131	153,575	(3.5)

Gross profit	88,557	126,048	42.3

Other operating expenses
Selling, general and administrative expenses	58,403	67,871	16.2
Other depreciation and amortization	5,936	5,456	(8.1)
Recapitalization expenses	—	21,276	n/m

Total other operating expenses	64,339	94,603	47.0

Income from operations	24,218	31,445	29.8

Other expenses
Interest expense	17,313	32,963	90.4
Loss on debt extinguishment	—	4,830	n/m
Other non-operating expense, net	876	6,692	664.0

Total other expenses	18,189	44,485	144.6

Net income (loss)	$6,029	$(13,040)	n/m

n/m—means the percentage change is not meaningful

Total Revenues. Total revenues for the year ended December 31, 2005 increased 12.9% to $279.6 million from $247.7 million for the year ended December 31, 2004. The components of our revenues are discussed below:

Rental Revenues. Rental revenues for the year ended December 31, 2005 increased 19.1% to $229.8 million from $192.9 million for the year ended December 31, 2004. The increase in rental revenues was primarily due to an increase in rental rates and an increase in the size of the rental fleet, both of which also contributed to an increase in dollar utilization. For the year ended December 31, 2005, we estimate that our rental rates increased 11.1% compared with our rental rates for the year ended December 31, 2004 driven by improved conditions in the non-residential construction market. The increase in rates led to an increase in dollar utilization to 51.2% for the year ended December 31, 2005 from 44.8% for the year ended December 31, 2004. For the year ended December 31, 2005 the average monthly Original Cost, including cost of equipment under lease, of our rental fleet increased to $436.3 million from $416.6 at December 31, 2004, as a result of increased capital expenditures. Total rental revenues at locations open for more than one year increased 21.0% for the year ended December 31, 2005 compared with the year ended December 31, 2004.

Equipment Sales. Equipment sales revenues for the year ended December 31, 2005 decreased 14.9% to $36.4 million from $42.8 million for the year ended December 31, 2004. The decline in equipment sales revenues was due to our decision to reduce the amount of sales of used rental fleet in order to maximize the amount of equipment available for rent.

Parts and Service. Revenues from the sales of parts and service for the year ended December 31, 2005 increased 11.6% to $13.5 million from $12.1 million for the year ended December 31, 2004. The increase in these revenues in 2005 was primarily due to the general increase in rental activity in the current year.

Cost of Equipment Sold. Costs associated with the sale of rental equipment decreased 25.1% to $26.9 million for the year ended December 31, 2005 from $35.9 million for the year ended December 31, 2004, primarily as a result of the decrease in the amount of equipment sales.

Depreciation of Rental Equipment. Depreciation of rental equipment increased 14.9% to $48.0 million for the year ended December 31, 2005 from $41.7 million in the year ended December 31, 2004. The increased expense in depreciation of rental equipment is primarily due to the increase in size of our depreciable rental fleet.

Maintenance of Rental Equipment. Maintenance costs associated with our rental equipment decreased 4.9% to $70.7 million for the year ended December 31, 2005 from $74.3 million for the year ended December 31, 2004, primarily as a result of a decrease in operating lease expenses of $6.3 million due to our decision to replace certain of our rental fleet previously held under operating leases with owned fleet. This decrease was partially offset by an increase in payroll and payroll related expenses of $1.9 million due to increased headcount labor costs, increased fuel costs of $1.2 million and increased operating lease expense on delivery vehicles of $0.5 million as we decided to finance certain delivery vehicles under operating leases.

Costs of Parts and Service. Costs associated with generating our parts and service revenues increased 11.8% to $8.1 million for the year ended December 31, 2005 from $7.2 million for the year ended December 31, 2004, primarily as a result of increased parts and service revenues.

Gross Profit. Gross profit for the year ended December 31, 2005 increased $37.5 million, or 42.3%, to $126.1 million from $88.6 million for the year ended December 31, 2004. The increase in gross profit was primarily due to an increase in rental revenue gross profit of $34.3 million or 44.6% as a result of increased rental revenue. The increase in gross profit was also due to a $2.6 million or 38.4% increase in gain on sale of equipment as the margin on equipment sales increased as a result of the improved market conditions for equipment sales. As a percentage of total revenues, gross profit increased to 45.1% in 2005 from 35.8% in 2004.

Selling, General and Administrative Expenses. Selling, general and administrative expenses for the year ended December 31, 2005 increased 16.2% to $67.9 million from $58.4 million for the year ended December 31, 2004. The increase in selling, general and administrative expenses is primarily increased payroll expenses as a result of increases in the number of employees, base salaries and incentive compensation. As a percentage of total revenue, selling, general and administrative expenses increased to 24.3% of total revenues in 2005 from 23.6% of total revenues for 2004.

Other Depreciation and Amortization. Other depreciation and amortization expense (which relates to non-rental equipment) for the year ended December 31, 2005 decreased 8.1% to $5.5 million or 2.0% of total revenues from $5.9 million or 2.4% of total revenues for the year ended December 31, 2004. This decrease is primarily due to our decision to begin financing some of our delivery vehicles under operating leases. This financing of certain delivery vehicles with operating leases was offset by a decrease in owned delivery vehicles which has the effect of decreasing other depreciation and amortization while increasing maintenance of rental equipment and other rental expenses.

Recapitalization Expenses. Recapitalization expenses for the year ended December 31, 2005 are comprised of $3.4 million of non-recurring compensation and $17.9 million of stock compensation expense incurred as a result of the Recapitalization during the second quarter of 2005. There were no recapitalization expenses in 2004.

Income from Operations. Income from operations for the year ended December 31, 2005 increased 29.8% to $31.4 million or 11.2% of total revenues from $24.2 million or 9.8% of total revenues for the year ended December 31, 2004, primarily as a result of the foregoing reasons. Income from operations, excluding non-recurring Recapitalization expenses, increased 117.7% to $52.7 million, or 18.9% of total revenues in 2005 from $24.2 million, or 9.8% of total revenues, in 2004.

Interest Expense. Interest expense for the year ended December 31, 2005 increased 90.4% to $33.0 million from $17.3 million for the year ended December 31, 2004. The increase was primarily attributable to increased borrowings to fund the Recapitalization and higher interest rates on those borrowings.

Loss on Debt Extinguishment. For the year ended December 31, 2005, we recognized a loss of $4.8 million on debt extinguishment resulting from the refinancing of substantially all of our debt during the second quarter of 2005 in connection with the Recapitalization.

Other Non-Operating Expense, Net. Other non-operating expense, net primarily represent amortization of debt issue costs. Other non-operating expense, net for the year ended December 31, 2005 increased to $6.7 million from $0.9 million for the year ended December 31, 2004. As a result of the Recapitalization, we entered into a bridge loan in June 2005. The bridge loan was refinanced in July 2005 and as a result all of the deferred debt issuance costs related to the bridge loan, totaling $5.0 million, were expensed in 2005.

Net Income (Loss). For the reasons described above, we had a net loss for the year ended December 31, 2005 of $(13.0) million compared to net income of $6.0 million for the year ended December 31, 2004.

Liquidity and Capital Resources

Historical Quarterly Period

During the three months ended March 31, 2007, our operating activities provided net cash flow of $34.3 million as compared to $38.2 million for the three months ended March 31, 2006. The decrease is attributable primarily to decreased net income.

Cash used in investing activities was $41.7 million for the three months ended March 31, 2007 as compared to $51.7 million for the three months ended March 31, 2006. The decrease in cash used in investing activities was primarily due to decreased purchases of rental equipment in comparison to 2006. We received cash proceeds from the sale of equipment assets of $14.6 million for the three months ended March 31, 2007 and $12.0 million for the three months ended March 31, 2006.

Net cash provided by financing activities was $7.3 million for the three months ended March 31, 2007 as compared to $13.5 million for the three months ended March 31, 2006. The change in cash from financing activities was primarily due to the reduced level of equipment purchases from 2006.

Historical Annual Period

During the year ended December 31, 2006, our operating activities provided net cash flow of $73.8 million as compared to $55.8 million for the year ended December 31, 2005. The increase is attributable to increased net income and changes in working capital.

Cash used in investing activities was $106.7 million for the year ended December 31, 2006 as compared to $123.5 million for the year ended December 31, 2005. The decrease in cash used in investing activities was primarily due to a reduction in the acquisition of rental fleet as planned fleet increases were met. This decrease was slightly offset by the acquisition of Valley Rents for $17.1 million. We also received cash proceeds from the sale of equipment assets of $39.4 million for the year ended December 31, 2006 and $36.4 million for the year ended December 31, 2005.

Net cash provided by financing activities was $33.1 million for the year ended December 31, 2006 as compared to $67.6 million for the year ended December 31, 2005. The change in cash from financing activities was primarily due to financing activity related to the Recapitalization and the additional borrowings for the purchase of rental fleet.

During 2005, our operating activities provided net cash flow of $55.8 million as compared to $59.9 million for 2004. This decrease is primarily attributable to decreased net income combined with changes in working capital as a result of our operations.

Net cash used in investing activities was $123.5 million for 2005 as compared to $55.3 million net cash used in investing activities for 2004. The change in cash used in investing activities was due primarily to increased purchases of rental equipment and reduced proceeds from sales of rental equipment in 2005 compared with 2004.

Net cash provided by financing activities was $67.6 million for 2005 as compared to net cash used of $4.6 million for 2004. The change in cash from financing activities is due primarily to the net borrowings related to the Recapitalization in 2005.

Our primary sources of liquidity continue to be cash flow from operations and borrowings under our credit facilities. We expect that ongoing requirements for debt service and capital expenditures will be funded from these sources.

At March 31, 2007, we had cash and cash equivalents of approximately $0.06 million. At December 31, 2006, we had cash and cash equivalents of $0.16 million, as compared to $0.03 million at December 31, 2005. Historically we have funded our operations primarily through cash flows generated by operating activities and borrowings under our then-existing credit facility.

Financing Activities

As part of the Transactions, we borrowed $214.0 million under the ABL Credit Facility and $290.0 million under the Second Lien Facility and issued $230.0 million in aggregate principal amount of the outstanding notes. The ABL Credit Facility provides for up to $350.0 million of senior secured revolving credit borrowings and letters of credit, subject to a borrowing base determined primarily by the value of our rental fleet and equipment and, to a lesser extent, accounts receivable and parts inventory. We may make additional borrowings under the ABL Credit Facility depending upon our working capital needs. See “Risk Factors—Risks Relating to Our Indebtedness and this Offering.” The ABL Credit Facility will be available until 2013. See “Description of Other Indebtedness.”

Adequacy of Capital Resources

Our business is capital intensive. We purchase new equipment both to expand the size and maintain the age of our rental fleet. For the year ended December 31, 2004, 2005 and 2006, we spent $92.3 million, $152.3 million and $119.4 million, respectively, on new rental equipment. For the three months ended March 31, 2007, we spent $46.7 million on new rental equipment. Historically, we have funded our purchases of rental equipment primarily through cash from operations, net proceeds from the sale of our used rental equipment, bank lines of credit and issuances of debt securities. We currently expect to have sufficient availability under the ABL Credit Facility to make purchases to replace aging equipment, and we currently expect to finance such equipment purchases with borrowings under the ABL Credit Facility, cash flow from operations and proceeds from sales of used equipment. The amount available for borrowing under the ABL Credit Facility at any time will be determined by a borrowing base formula. See “Description of Other Indebtedness—The ABL Revolving Credit Facility.”

Our ability to make payments on and to refinance our indebtedness, including these exchange notes, and to fund planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Based on our current level of operations, we believe our cash flow from operations, available cash and available borrowings under the ABL Credit Facility will be adequate to meet our future liquidity and operational needs over the next 12 months.

We cannot assure you, however, that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under the ABL Credit Facility in an amount sufficient to enable us to pay our indebtedness, including these notes, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, including these exchange notes, on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness, including the ABL Credit Facility and these exchange notes on commercially reasonable terms or at all. See “Risk Factors—Risks Relating to our Indebtedness and the Exchange Offer.”

In addition, we will look to add new locations within our existing markets and to make opportunistic acquisitions that will enhance our presence within our regions. We evaluate acquisitions as opportunities arise and may be engaged in varying levels of negotiations with potential counterparties for any such transaction at any time. If we pursue any of these opportunities, we may require additional equity or debt financing to consummate those transactions, and there can be no assurance that we will be able to obtain such financing on favorable terms or at all. If we incur additional indebtedness to finance such transactions, this will place greater demands our cash flows to service our increased debt. See “Risk Factors—Risk Relating to our Business.”

Contractual and Other Obligations

Actual: The following table reflects our contractual obligations, commercial commitments and long-term indebtedness as of December 31, 2006.

	Payments Due by Period
	Total	Within 1 year(4)	1-3 years	4-5 years	More than 5 years
	(in millions)
Contractual obligations:
Operating leases	$21.2	$5.7	$7.7	$3.3	$4.5

Long-term debt obligations:
Then-Existing Credit Facility(1)	$204.8	$12.1	$24.2	$168.5	$—
11 1/4 Notes(2)	394.3	27.6	55.1	55.1	256.5
13% Notes(3)	146.7	10.4	20.8	20.8	94.7

Total long-term debt obligations	$745.8	$50.1	$100.1	$244.4	$351.2

(1)	Includes interest rate of approximately 7.4%, calculated as of December 31, 2006, matures in June, 2010.
(2)	Includes interest rate of 11.25%, matures in June, 2012.
(3)	Includes interest rate of 13%, matures in June, 2013.
(4)	Long-term debt obligations includes interest for period from January 1, 2007 until December 31, 2007.

Pro Forma: The following table reflects our contractual obligations, commercial commitments and our long-term indebtedness as of March 31, 2007, on a pro forma basis after giving effect to the Transactions. The following table excludes interest expense.

	Payments Due by Period
	Total	Within 1 year	1-3 years	4-5 years	More than 5 years
	(in millions)
Contractual obligation:
Operating leases	$24.7	$5.2	$7.7	$4.1	$7.7

Pro forma long-term debt obligations(2):
ABL Credit Facility(1)	$219.4	$—	$—	$—	$219.4
Second Lien Facility	290.0	—	—	—	290.0
Outstanding Notes	230.0	—	—	—	230.0

Total pro forma long-term debt obligations	$739.4	$—	$—	$—	$739.4

(1)	The ABL Credit Facility provides for up to $350.0 million of senior secured revolving credit borrowings and letters of credit, subject to a borrowing base determined primarily by the value of our rental fleet and equipment and, to a lesser extent, accounts receivable and parts inventory.
(2)	Does not include interest expense on long-term debt obligations. On a pro forma basis for the year ended December 31, 2006, our interest on our new ABL Credit Facility, the Second Lien Facility, and the outstanding notes would have been $61.1 million. See “Unaudited Pro Forma Condensed Consolidated Financial Information” for a discussion of the assumptions used in this calculation.

Off-Balance Sheet Transactions

In accordance with SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities”, and other applicable accounting standards, indebtedness is considered extinguished if, among other things, the debtor (a) irrevocably places cash or other risk-free monetary assets in a trust solely for satisfying that indebtedness and (b) the debtor is legally released from being the primary obligor on the indebtedness. Following these guidelines, our release as primary obligor with respect to the previously outstanding senior subordinated notes and the irrevocable deposit of funds in the trust in a sufficient amount in cash to fully defease all of our obligations under the indentures becomes an asset that offsets our obligations in respect of the previously outstanding senior subordinated notes and, accordingly, both the asset and the liability were removed from our balance sheet in connection with the Transactions.

Quantitative and Qualitative Disclosure About Market Risk

The fair market value of long-term fixed interest rate debt is subject to interest rate risk. Generally, the fair market value of fixed interest rate debt will increase as interest rates fall and decrease as interest rates increase. The fair value of the Senior Secured Credit Facilities is assumed to be equal to its carrying value, as interest rates approximate market rates.

As of March 31, 2007, the 11 1/4% Notes had a face value of $245.0 million and an estimated fair value of $271.3 million, based on quoted market prices. The estimated fair value of the 13% Notes as of March 31, 2007 was $77.3 million, which approximates the carrying value. As of March 31, 2007, the 13% Notes were recorded net of $2.7 million of unamortized discount. The 11 1/4% Notes and the 13% Notes were repurchased in connection with the Transactions.

At March 31, 2007, we had fixed rate debt of $322.3 million and variable rate debt of $170.8 million. Holding debt levels constant, a one percentage point increase in interest rates would decrease the fair market value of our fixed rate debt by approximately $12.0 million and increase annual interest expense for our variable rate debt by approximately $1.7 million.

At March 31, 2007, on a pro forma basis after giving effect to the Transactions, we would have had fixed rate debt of $230.0 million and variable rate debt of $509.4 million. Holding debt levels constant, a one percentage point increase in interest rates would decrease the fair market value of our fixed rate debt by approximately $12.0 million and increase annual interest expense for our variable rate debt by approximately $5.1 million.

After consummation of the Transactions on May 31, 2007, we had $214.0 million outstanding under the ABL Credit Facility. As of June 22, 2007, the weighted-average interest rate on outstanding borrowings under the ABL Credit Facility was 6.9%. Based on the $214.0 million outstanding at May 31, 2007, a one percentage point increase in interest rates would increase interest annual expense by $2.1 million.

Interest Rate Swap Agreement

After the Transactions, we began employing derivative financial instruments to manage our exposure to interest rate changes and to limit the volatility and impact of interest rate changes on earnings and cash flows. We do not enter into other derivative financial instruments for trading or speculative purposes.

We face credit risk if the counterparties to these transactions are unable to perform their obligations. However, we seek to minimize this risk by entering into transactions with counterparties that are major financial institutions with high credit ratings.

On June 14, 2007 we entered into interest rate swap agreements to hedge the cash flows associated with the LIBOR component of the interest rate on our $350.0 million ABL Credit Facility and our $290.0 million Second Lien Facility. The agreements have a total notional value of $290.0 million. The interest rate swap agreements effectively convert approximately 57.5% of the outstanding amount as of May 31, 2007 under the ABL Credit Facility and the Second Lien Facility, which is floating-rate debt, to a fixed-rate by having us pay fixed-rate amounts in exchange for the receipt of the amount of the floating-rate interest payments. Under the terms of these agreements, semi-annual net settlements are made on June 7 and December 7 for the difference between the fixed rate of 5.621% and the variable rate based upon the six-month LIBOR rate on the notional amount of the interest rate swap. The interest rate swap agreements terminate on December 7, 2010. The interest rate swap agreements will be extended on a reduced notional amount of $100.0 million. The $100.0 million interest rate swap extension is payable on the same days of June 7 and December 7 of each year from December 7, 2010 up to the termination of the extensions on December 7, 2012.

Inflation

Although we cannot accurately anticipate the effect of inflation on our operations, we believe inflation has not had, and is not likely in the foreseeable future to have, a material impact on our results of operations.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123-R, “Share-Based Payment” (“SFAS 123-R”). The provisions of the standard went into effect for all interim or annual periods beginning after June 15, 2005. SFAS 123-R requires that compensation cost for all share-based employee payments be recognized in the statement of operations based on grant date fair values of the awards, adjusted to reflect estimated forfeitures and the outcome of certain other conditions. The fair value is generally not remeasured, except in limited circumstances, or if the award is subsequently modified. The statement requires us to estimate the fair value of stock-based awards and recognize expense in the statement of operations as the related services are provided. This changed current practice, as, upon adoption, we ceased using the “intrinsic value” method of accounting, permitted by Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) that resulted in no expense for all of Neff Corp.’s stock option awards.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29” (“SFAS 153”). The guidance in APB Opinion No. 29, “Accounting for Nonmonetary Transactions” (“APB 29”), is based on the principle that exchanges of nonmonetary assets should be measured based on the fair values of the assets exchanged. The guidance in APB 29, however, included certain exceptions to that principle. This statement amends APB 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for nonmonetary exchanges occurring during fiscal years beginning after June 15, 2005. The adoption of SFAS 153 did not have a material impact on our results of operations, financial position or cash flows.

In March 2005, the SEC issued Staff Accounting Bulletin (“SAB”) No. 107 (“SAB 107”) which expresses views of the SEC staff regarding the application of SFAS 123-R. Among other things, SAB 107 provides interpretive guidance related to the interaction between SFAS 123-R and certain SEC rules and regulations, as well as provides the SEC staff’s views regarding the valuation of share-based payment arrangements for public companies. On April 14, 2005, the SEC announced the adoption of a new rule that amends the adoption dates of SFAS 123-R. The new rule allows companies to implement SFAS 123-R at the beginning of their first fiscal year that begins after June 15, 2005 or December 15, 2005 for small business issuers. We adopted the provisions of the statement as of the beginning of our fiscal year ending December 31, 2006 and for future periods. Implementation of the standard may have a material impact on the results of operations in future periods.

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 provides guidance relative to the recognition, derecognition and measurement of tax positions for financial statement purposes. The standard also requires expanded disclosures. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. We adopted the provisions of FIN 48 on January 1, 2007. As of January 1, 2007 and March 31, 2007, we had no material unrecognized tax benefits and no adjustments to our financial position, results of operations or cash flows were required. We do not expect that unrecognized tax benefits will increase within the next twelve months. In the event we were to recognize interest and penalties related to uncertain tax positions, it would be recognized in the financial statements as income tax expense. Tax years 2003 through 2006 and 2002 through 2006 are subject to examination by the federal and state taxing authorities, respectively. There are no income tax examinations currently in process.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. SFAS 157 requires companies to disclose the fair value of their financial instruments according to a fair value hierarchy, as defined and companies may be required to provide additional disclosures based on that hierarchy. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We are currently evaluating the impact adoption of SFAS 157 may have on our consolidated financial statements.

In September 2006, the SEC issued SAB No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” (“SAB 108”) This SAB provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 establishes an approach that requires quantification of financial statement errors based on the effects on each of the company’s balance sheet and statement of operations financial statements and the related financial statement disclosures. The SAB permits existing public companies to record the cumulative effect of initially applying this approach in the first year ending after November 15, 2006 by recording the necessary correcting adjustments to the carrying values of assets and liabilities as of the beginning of that year with the offsetting adjustment recorded to the opening balance of retained earnings. Additionally, the use of the cumulative effect transition method requires detailed disclosure of the nature and amount of each individual error being corrected through the cumulative adjustment and how and when it arose The adoption of SAB 108 did not have a material impact on our results of operations, financial position or cash flows.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”, (“SFAS 159”). SFAS 159 permits companies to measure many financial instruments and certain other items at fair value. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the impact adoption of SFAS 159 may have on our results of operations, financial position or cash flows.

Internal Controls and Procedures

We will become a public reporting company, subject to the disclosure and other requirements of the Securities Act, upon consummation of the exchange offer or the effectiveness of a shelf registration statement in accordance with the registration rights being provided holders of these notes. As a public company, our management team, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, will be required to evaluate the effectiveness of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15 as of the end of the period covered by each annual and quarterly report we file under the Exchange Act. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer will be required to make a conclusion as to whether our disclosure controls and procedures are effective for ensuring that information required to be disclosed by us in our public reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Act are accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. We also will be required to identify whether there were any changes in our internal control over financial reporting that occurred during our most recent quarter that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. Our management will also be required to report on our internal controls over financial reporting as contemplated by Section 404 of the Sarbanes-Oxley Act of 2002. In conjunction with its evaluation, our management will be required to communicate its findings to the Audit Committee of our Board of Managers.

We have retained an independent firm to assist us in complying with the internal controls and procedures requirements of the Sarbanes-Oxley Act of 2002 and assist us in taking additional steps to implement an internal control structure and procedures for financial reporting, including those contemplated by Section 404 of the Sarbanes-Oxley Act of 2002. See “Risks Relating to Our Business—Our internal controls over financial reporting may not be sufficient to ensure timely and reliable external financial reporting.”

Changes in Independent Registered Public Accounting Firms

On November 22, 2005, Kaufman notified the Audit Committee of our Board of Directors that it had resigned its engagement effective immediately.

Kaufman audited our 2004 fiscal year consolidated financial statements and reviewed our condensed consolidated financial statements for each of the three fiscal quarters in the period ended September 30, 2005. Kaufman’s report dated March 9, 2005 on our consolidated financial statements for the fiscal year ended December 31, 2004 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. During the fiscal year ended December 31, 2004 and the subsequent interim period from January 1, 2005 through November 22, 2005, (i) there were no disagreements between us and Kaufman on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which Kaufman decided needed to be referenced in its report on the consolidated financial statements for such periods and (ii) there were no “reportable events” as such term is defined in Item 304(a)(1)(v) of Regulation S-K.

On March 3, 2006, we engaged Deloitte to audit our financial statements for the fiscal year ended December 31, 2005.

From any date subsequent to May 27, 2004 until March 3, 2006, we did not, nor did anyone acting on our behalf, consult with Deloitte regarding either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements.

BUSINESS

Our Company

We are the eighth largest equipment rental company in the U.S. as measured by rental revenues. Through our 66 branches, located primarily in the sunbelt states, we rent a broad variety of construction and industrial equipment, including earthmoving, material handling, aerial, compaction and related equipment. We seek to optimize returns in each equipment category by applying a highly disciplined asset management approach of acquiring, renting, maintaining and divesting our fleet. Our branches are organized into operating clusters in five geographic regions in the U.S.: Florida, Atlantic, Southeastern, Central and Western. This clustering approach enables us to establish a strong local presence and to share our equipment efficiently among branches in order to maximize fleet utilization and return on invested capital. We are located in markets that we believe feature high levels of population and employment growth and strong non-residential construction activity. Our target customers are mid-sized, regional and local non-residential construction firms that, in our experience, value our expertise in earthmoving equipment and high level of service and equipment quality standards.

We believe that we have a differentiated strategy based on our successful fleet management, our focus on earthmoving equipment, the breadth and quality of our rental equipment fleet and our branch clustering strategy in the sunbelt region. This differentiated strategy has helped us generate strong performance. We derive revenue from renting equipment, selling new and used equipment, parts and supplies and from providing related maintenance. During 2006, we served over 20,000 customers and generated 83.4% of our revenues from equipment rentals. As of March 31, 2007, our rental fleet consisted of 13,104 major pieces of equipment with an original equipment cost (which we define as the cost originally paid to manufacturers or the original amount financed under our operating leases, or the Original Cost), of approximately $530.5 million. From 2004 through 2006, we have made significant investments in our rental fleet, increasing our gross fleet from $407.3 million to $512.4 million of Original Cost and decreasing the average age of our fleet from 47 months to 42 months, respectively. From 2004 through 2006, we increased total revenues at a compounded annual growth rate of 15.5%. During 2006, we generated revenues of $330.3 million, Adjusted EBITDA (as defined) of $150.2 million and Adjusted EBITDA margin of approximately 45.5%.

Our History

MP Equipment was founded by the Mas family in 1988. In 1989, the Mas family purchased Neff Machinery, a John Deere dealership with locations throughout South Florida. Throughout the 1990s, we grew quickly and completed an initial public offering in 1998 as part of an effort to continue to fund our expansion. In 2003, we voluntarily deregistered our equity securities and ceased filing reports with the SEC. Prior to the transactions, we were majority owned by the Mas family and General Electric Capital Corporation.

Throughout the course of our history, we have strategically acquired and divested certain rental equipment locations and rental equipment businesses. On May 18, 2006, we acquired River City Connections, Inc., or River City, a rental equipment business with two locations, one in Roseville, California and the other in Elk Grove, California. Immediately subsequent to the acquisition, River City was merged with and into Valley Rents and Ready Mix, Inc., or Valley Rents, a Delaware corporation, with Valley Rents remaining as the surviving entity and a wholly-owned subsidiary of Neff Rental, Inc. On December 22, 2006 Valley Rents was merged into Neff Rental, Inc., with Neff Rental, Inc. remaining as the surviving entity.

Our Business Strengths

We believe our business has the following strengths:

Emphasis on Active Asset Management. We have strategically positioned our business model to focus on the disciplined management of our rental fleet. We believe that our emphasis on fleet management and rental rates has optimized our return on invested capital and has provided us with a flexible platform from which to respond to changes in demand for our rental equipment. From 2004 through 2006, we have made significant investments in our rental fleet, increasing our gross fleet from $407.3 million to $512.4 million of Original Cost and decreasing the average age of our fleet from 47 months to 42 months, respectively. Rental revenues, which have increased at a compound annual growth rate of 13.5% over the last four years, accounted for approximately 83.4% of our total revenues during 2006. We believe that we have been able to generate industry leading returns with Adjusted EBITDA margin during 2006 of approximately 45.5%.

Regional Focus on Rapidly Growing Markets with Favorable Trends. Our branches are primarily located in the sunbelt states. McGraw Hill Construction, a leading industry research source, projects that non-residential construction activity in the regions we serve will generally exceed the U.S. averages for at least the next three years driven in part by the favorable demographic trends and economic conditions in these markets. Our locations also benefit from favorable climate conditions that facilitate year-round construction activity and reduce seasonality in our business. By clustering our operations in select regions and concentrating our branches in strategic markets within those regions, we have established a strong local presence and developed significant brand recognition. This clustering has allowed us to share and redeploy equipment among branches. We also believe that our 66 branches in 14 states provide us with excellent diversification reducing our dependence on construction activity in any single local market.

High Quality Fleet Focused on Earthmoving Equipment. We offer our customers a broad line of construction and industrial equipment with a focus on the earthmoving category, which in our experience features longer average rental periods and is less susceptible to competitive pricing pressure compared to other categories of construction equipment. As of March 31, 2007, we had 4,592 major pieces of earthmoving equipment, accounting for approximately 47.5% of the Original Cost of our rental fleet. Our rigorous maintenance and repair program enables us to maximize the useful life of our fleet and results in a higher ultimate resale value. We supplement our maintenance program with ongoing capital investment in new equipment and regular sales of used equipment in order to optimize our fleet mix and age. Our fleet includes the latest models from leading branded original equipment manufacturers, or OEMs, including Kobelco, Case, John Deere, Ingersoll Rand, and Komatsu, among others.

Disciplined Sales Culture Leveraging Advanced Information Technology. We target high-margin rental opportunities with customers who value our customer service. In order to accomplish this, we developed our customer relationship management system, or CRM system, which is used at all levels of the organization from our sales force to our senior management to identify and pursue sales leads and pricing opportunities. As part of this system, our sales force is automatically updated on new construction projects within their territories as well as the names and contact information of the key contractors. As a result, our branch and regional managers are better able to make informed decisions and respond quickly to changing market conditions. Our CRM system enables our senior management to evaluate sales force effectiveness by efficiently monitoring contact lists and customer call frequency. We believe that our CRM system is a competitive advantage that has resulted in greater sales coordination, increased corporate control over customer account information and improved rental margins.

Strong Customer Relationships. We believe our target customer group of mid-sized, regional and local construction firms values our high level of service, delivery and equipment reliability standards. We also believe that we have forged strong relationships with our customers through our local presence and commitment to superior service at all levels of our organization. We spend significant time and resources to train all key personnel to deliver high-quality customer service in every client interaction by providing solutions, delivering well-maintained equipment and being responsive in the field. The ability to respond to customer needs and service calls in a timely manner is critical to our customers who depend on the availability of reliable equipment in order to complete construction projects on schedule. In addition, many of our local and regional managers have worked for us for many years and have developed strong local relationships with these customers in their markets. We typically serve over 20,000 customers each year, which primarily include mid-sized local construction firms, municipalities, utilities and industrial users. In 2006, no single customer accounted for more than 1.0% of our total rental revenues and our ten largest customers accounted for approximately 4.8% of our total rental revenues.

Experienced Management Team. Our senior management team, which includes Graham Hood, our President and Chief Executive Officer and Mark Irion, our Chief Financial Officer, has significant operating experience in the equipment rental industry. Our regional vice presidents have, on average, over 25 years of experience in the equipment rental industry and bring substantial knowledge of the local markets in their respective regions. Our entire regional management team, with an average of over 10 years with Neff and 18 years of industry experience, represents a stable base of operating management with long-term, local relationships and rental industry expertise. This industry expertise, combined with our advanced management information and CRM system, enables our regional management team to respond quickly to changing market conditions.

Our Business Strategy

Our strategy focuses on active asset management and optimal asset returns. Key elements of our strategy are the following:

Manage Fleet to Optimize Return on Invested Capital. We are committed to the disciplined management of our fleet to optimize utilization and profitability by:

•	using our comprehensive management information systems to redeploy assets within our operating regions to areas with the highest level of demand;

•	using return-on-investment criteria to foster a disciplined capital expenditure strategy;

•	continuing our rigorous maintenance program by monitoring the maintenance history of each individual piece of equipment; and

•	seeking to sell older equipment from our fleet at optimal times.

Provide Premium Customer Service. We are committed to providing our customers with premium service. We believe that our target customer base values our strong regional presence, our well-established local relationships and our full service branches, which offer 24/7 support. We intend to leverage our quality product offerings, superior customer service and advanced CRM system to retain our existing customers and further penetrate our target customer base with a particular focus on mid-sized non-residential construction firms. We do not intend to compete for less profitable business with national accounts that emphasize volume discounts or for “do-it-yourself” and consumer customers who typically are more sensitive to price and use equipment with lower rental rates.

Maintain Focus on Earthmoving Equipment and a Rigorous Repair and Maintenance Program. We believe that the secular shift in the U.S. construction industry from owning to renting equipment will increase demand for the rental of earthmoving equipment because this equipment category has lower rental penetration in comparison to other equipment types. In addition, we believe that the rental market for earthmoving equipment, which requires large initial capital investment, is less susceptible to competitive pricing pressure compared to other categories of construction equipment. We believe that our emphasis on the rigorous maintenance and repair of our fleet will continue to maximize its useful life, enhance its ultimate resale value, reduce costs associated with equipment down time and improve overall customer satisfaction. Our earthmoving equipment has an average age of 33.8 months. Our focus on earthmoving equipment and rigorous maintenance and repair will continue to help us generate industry leading returns on our assets.

Pursue Highly Scalable Business Model. We have a highly scalable infrastructure that includes a network of 66 full-service facilities Our current network can support significant additions to our rental fleet without substantial further investment in infrastructure. We believe that, so long as favorable industry conditions continue, this infrastructure will enable us to achieve significant growth in revenues, operating profit and operating profit margins by deploying additional rental fleet into our existing branch network. In addition, we believe that our advanced management information and CRM systems will enable us to continue to improve our operating efficiency.

Capitalize on Multiple Growth Opportunities. We believe that the growth of non-residential construction activity and the ongoing secular shift in the U.S. construction market towards reliance on rental equipment provide us with considerable opportunities for growth. We intend to capitalize on these growth opportunities primarily by increasing fleet within our existing branch network, utilizing our management information and CRM systems to improve pricing and utilization levels and targeting customers who value our equipment mix and service capabilities. The significant operating leverage inherent in our business has in the past allowed the majority of incremental revenue generated by our existing branches to increase our operating profits and operating profit margins. In addition, we will look to add new locations within our existing markets and to make opportunistic acquisitions that will enhance our presence within our regions.

Industry Overview

According to the Rental Equipment Register, the U.S. equipment rental industry grew from approximately $6.6 billion in annual rental revenues in 1990 to an estimated $34.8 billion in 2006, representing a compounded annual growth rate of approximately 11.0%. The primary end-markets served by the equipment rental industry include the non-residential construction and industrial markets and, to a lesser extent, the residential construction market. The Rental Equipment Register projects that the U.S. equipment rental industry will grow by approximately 8.0% in 2007, resulting in estimated annual rental revenues of $37.6 billion in 2007.

We believe part of this growth will be driven by the ongoing secular shift in the U.S. construction market towards reliance on equipment rental instead of ownership, as evidenced by increasing penetration rates measured by the amount of equipment sold to rental companies as a percentage of the total amount of equipment sold. According to the International Rental News, rental equipment companies purchased 38% of all construction equipment sold in the U.S. in 2005. The U.S. lags behind the United Kingdom and Japan, where rental equipment companies purchased 80% and 60%, respectively, of the total construction equipment sold in 2005 according to the same source. We believe that the shift from owning to renting equipment in the U.S. will continue as construction and industrial firms recognize the many advantages of renting rather than owning equipment. Renting allows them to:

•	avoid large equipment capital investments;

•	supplement owned equipment;

•	obtain equipment on an as-needed basis;

•	minimize costs related to idle equipment;

•	reduce storage and maintenance costs;

•	reduce depreciation charges; and

•	access a broad selection of equipment and current technology.

Growth in non-residential construction is another key driver of our business. According to the U.S. Census Bureau, total non-residential construction activity increased to $558.5 billion in 2006, representing an increase of 13.3% from 2005. The non-residential construction industry cycles increased through most of the 1990’s but contracted in 2001 and 2002 eventually reaching a trough in 2003 along with the rental equipment industry. Over the past four decades, the median recovery period for nonresidential construction has been approximately 81 months with the previous cycle lasting approximately 106 months. According to FMI Corporation, a leading industry research source, total U.S. non-residential construction spending is estimated to grow by 8.6% in 2007 and 7.8% in 2008. We believe that this continued growth will result in increased demand for rental equipment.

Additionally, the equipment rental industry in the U.S. is highly fragmented and, according to the Rental Equipment Register, is comprised of approximately 15,000 national, regional and local companies, ranging from small, independent locally-owned businesses with one or two rental locations to larger public companies, including tool rental centers of national home improvement stores. Some equipment manufacturers sell and rent equipment to customers directly and through their dealer networks. In 2005, according to the Rental Equipment Register, revenues of the ten largest equipment rental companies accounted for 25%—30% of the market, as compared to 8.4% in 1995, with smaller, regional rental companies and independent operators comprising the rest of the market. We believe that the larger rental companies will be able to continue to increase their market share and outperform the smaller, independent companies by better meeting customer demands to deliver a broad selection of high quality and reliable equipment.

Operations

We generate revenues primarily through the rental of a broad variety of construction and industrial equipment, the sale of new and used equipment and the sale of parts, supplies and related merchandise. Our branches are organized into operating clusters in five geographic regions in the U.S.: Florida, Atlantic, Southeastern, Central and Western.

Equipment Rentals. We rent a broad variety of construction and industrial equipment, including earthmoving, material handling, aerial, compaction and related equipment. We emphasize the earthmoving category, which accounts for 47.5% of the Original Cost of our rental fleet as of March 31, 2007, because it has lower rate pressure, retains strong resale value and has a longer equipment lifespan than smaller equipment categories. Our fleet includes the latest models from leading branded OEMs, including Kobelco, Genie, Case, John Deere, Ingersoll Rand, JCB, Komatsu, Bobcat, JLG and Lull.

Major categories of equipment represented the following percentages (based on Original Cost) of our total rental fleet as of March 31, 2007:

Major Equipment Category	Percentage of Total Rental Fleet (Based on Original Cost)
Earthmoving	47.5%
Material handling	19.4
Aerial	14.1
Trucks	7.0
Concrete/Compaction	5.5
Air compressors	2.6
Welders	1.2
Generators	1.2
Lighting	0.7
Pumps	0.6
Other	0.2

Total	100.0%

We generate our rental revenues from the rental of equipment, damage waivers and other surcharges. We perform operational and safety inspections between each rental and conduct preventive maintenance services at the manufacturers’ recommended intervals. We believe our preventive maintenance program increases our fleet utilization, extends the useful life of the equipment and produces higher resale values. As of March 31, 2007, our equipment rental fleet had an Original Cost of approximately $530.5 million with a current average age of approximately 40.1 months. As of March 31, 2007, the average age of our earthmoving equipment, material handling equipment and aerial equipment was 33.8, 50.5 and 44.8 months, respectively.

We offer our equipment for rent on a daily, weekly and monthly basis. We determine rental rates for each type of equipment based on the cost and expected utilization of the equipment and adjust rental rates at each location based on demand, length of rental, volume of equipment rented and other competitive considerations.

New and Used Equipment Sales. We maintain a regular program of selling used equipment in order to adjust the size and composition of our rental fleet to changing market conditions and to maintain the quality and average age of our rental fleet. We attempt to balance the objective of obtaining acceptable prices from used equipment sales against the recurring revenues obtainable from equipment rentals. Our highly experienced staff of mechanics and branch and regional managers evaluates every disposition on a piece by piece basis to determine the optimal time to sell our used equipment. We believe we are generally able to achieve favorable resale prices for our used equipment due to our strong preventative maintenance program and our practice of selling used equipment before it becomes obsolete or irreparable. We believe that this proactive management of our rental fleet allows us to adjust the rate and timing of new equipment purchases and used equipment sales to maximize equipment utilization rates, take advantage of attractive disposition opportunities and respond to changing economic conditions. Used equipment disposition is an integral part of our asset management program and an important focus of management. Proceeds from the sale of used rental equipment represent an important source of re-investment capital for us. We sell rental equipment to our existing customers, used equipment buyers, OEMs as part of trade packages for new fleet and third party auctioneers.

Parts and Service. We sell complementary parts, supplies and merchandise to our customers in conjunction with our equipment rental and sales businesses. We maintain a wide range of maintenance and replacement parts and related products, which is important for timely parts and service support and helps minimize downtime for both our customers and us.

Fleet Management

Our branches are often within close geographic proximity to each other and are all connected through a central system which allows any other branch to view equipment availability throughout our entire branch network. As a result, we can respond quickly to the needs of our customers and increase the utilization rates of our equipment, thereby improving profitability and reducing capital expenditures.

We monitor fleet purchases to maintain appropriate inventory levels and to manage capital expenditures. We regularly review our fleet to determine which pieces of equipment should be replaced in order to maintain our high-quality standards. Our approach to fleet management assumes the replacement of a fleet item upon expiration of its useful rental life.

We purchase our equipment from vendors who we believe have the best reputations for product quality and support. We identify vendors who can supply quality, reliable products and provide value added support services. We believe that the length of our vendor relationships has helped us to compete effectively with the largest rental companies in the industry.

The following table lists our top ten OEM vendors in percentage of Original Cost as of March 31, 2007:

Manufacturer	Percent of Total Fleet Cost (Based on Original Cost)
Kobelco	12.7%
Genie	11.2
Case	9.5
John Deere	9.0
Ingersoll Rand	6.9
JCB	5.8
Komatsu	5.7
Bobcat	4.3
JLG	3.9
Lull	3.3

Total	72.3%

Customers

Our large customer base, which includes more than 20,000 customers, is diversified among various industries, including non-residential, industrial and civil construction, manufacturing, public utilities, offshore oil exploration and drilling, refineries and petrochemical facilities, municipalities, golf course construction, shipping and the military. We target mid-sized regional and local construction companies that value customer service. Our customer base includes both large Fortune 500 companies who have elected to outsource some of their equipment needs and small construction contractors, subcontractors and machine operators whose equipment needs are job-based. Our top ten customers accounted for approximately 4.8% of our total rental revenues in 2006 and no single customer accounted for more than 1.0% of our total rental revenues in 2006.

We largely conduct our business on account with customers who are screened through a credit application process. Credit account customers are our core customers, accounting for approximately 96.4% of our total revenues in 2006. We also assist customers in arranging financing for purchases of large equipment through a variety of sources, including manufacturers, banks, finance companies and other financial institutions.

Sales and Marketing

We maintain a strong sales and marketing orientation throughout our organization, which we believe helps us to increase our customer base and better understand and serve our customers. Managers develop relationships with local customers and assist them in planning their equipment rental requirements. They are also responsible for managing the mix of equipment at their locations, keeping current on local construction activity and monitoring competitors in their respective markets. To stay informed about their local markets, salespeople track rental opportunities and construction projects in the area through Equipment Data Reports, F.W. Dodge Reports, PEC (Planning, Engineering and Construction) Reports and local contacts.

Our sales training program emphasizes customer service and focuses on sales generation. Additionally, our CRM system helps maximize sales and revenue opportunities. As part of this system, the sales force is automatically updated regarding new construction projects in their territories. We believe that this ability to track, manage and share recent account activity enables us to maximize our rental success. We believe that our CRM system helps us to identify opportunities that might otherwise go undetected by our sales force and management, and that such opportunities help us create company-wide sales synergies.

Management Information Systems

We have developed customized management information systems, capable of monitoring our branch operations on a real-time basis, which management believes can support our current and future needs. These systems link all of our rental locations and allows management to track customer and sales information, as well as the location, rental status and maintenance history of every major piece of equipment in the rental fleet. Using these systems, branch managers can search our entire rental fleet for needed equipment, quickly determine the closest location of such equipment and arrange for delivery to the customer’s work site. This practice helps diminish lost opportunities, improves utilization and makes equipment available in markets where it can maximize revenue potential. We use these systems to optimize fleet utilization and determine the optimal fleet composition by market.

Employees

As of May 31, 2007, we had 1,135 full-time employees. None of our employees are represented by a union or covered by a collective bargaining agreement. We believe we have satisfactory relations with our employees.

Our sales force is divided into hourly sales coordinators and salaried field sales professionals. Our sales people represent some of the most experienced employees within our company and possess substantial knowledge of the equipment rental industry. Our sales people receive monthly sales commission based on rental revenue and a percentage of the gross profit from the sale of new and used equipment.

Properties

We currently operate in 66 rental locations in 14 states. We lease 18,000 square feet for our corporate headquarters in an office building in Miami, Florida. We own the buildings and the land at one of our locations. All other sites are leased, generally for terms of five years with renewal options. Owned and leased sites range from approximately 4,000 to 40,000 square feet and typically include: (1) offices for sales, administration and management, (2) a customer showroom displaying equipment and parts, (3) an equipment service area and (4) outdoor and indoor storage facilities for equipment. Each location offers a full range of rental equipment, with the mix of equipment available designed to meet the anticipated needs of the customers in each location.

The following table presents summary information regarding our rental facility locations (one of the below facilities, Texas City, TX, is owned by us, and all other facilities are leased by us).

Florida Region	Central Region
Miami, FL	Houston, TX
West Palm Beach, FL	Ft. Worth, TX
Port St. Lucie, FL	Texas City, TX
Ft. Myers, FL	Austin, TX
Pompano, FL	Odessa, TX
Tampa, FL	Houma, LA
Venice, FL	Morgan City, LA
Jacksonville, FL	Lafayette, LA
Brunswick, GA	St. Rose, LA
Tallahassee, FL	Baton Rouge, LA
South Orlando, FL	Lake Charles, LA
Sanford, FL	Fouchon, LA
Merritt Island, FL	New Iberia, LA

Atlantic Region	Western Region
Charlotte, NC	Las Vegas, NV
Myrtle Beach, SC	Phoenix, AZ
Raleigh, NC	Denver (North), CO
Charleston, SC	Denver (Central), CO
Augusta, GA	Littleton, CO
Wilmington, NC	San Bernardino, CA
Durham, NC	Anaheim, CA
Fayetteville, NC	Escondido, CA
Florence, SC	San Diego, CA
Columbia, SC	Sacramento, CA
Greenville, NC	Roseville, CA
Sumter, SC	Elk Grove, CA
Greer, SC	Spokane, WA
Richmond, VA	Tucson, AZ
Fredericksburg, VA
Norfolk, VA
Newport News, VA
Greensboro, NC
Landover, MD

Southeast Region
Duluth, GA
Forest Park, GA
Nashville, TN
Marietta, GA
Athens, GA
Macon, GA
Knoxville, TN

Competition

We are the eighth largest equipment rental company in the U.S. as measured by rental revenues. As a result of our regional focus, we believe that our position in many of the markets in which we compete is substantially stronger. The equipment industry is highly fragmented and competitive. While the competitive landscape also includes small, independent businesses with one or two rental locations, we believe that we mostly compete against regional competitors which operate in one or more states, public companies or divisions of public companies and equipment vendors and dealers who both sell and rent equipment directly to customers. Some of these competitors include United Rentals, Hertz Equipment Rental, Ahern Rentals, RSC Equipment Rental, H&E Equipment Services, CAT Rental, Sunstate Equipment and Sunbelt Rentals.

We believe that, in general, large companies may enjoy competitive advantages compared to smaller operators, including greater purchasing power, a lower cost of capital, the ability to provide customers with a broader range of equipment and services and greater flexibility to transfer equipment among locations in response to customer demand. Given our focus on competing in select markets, our diverse and well-maintained rental fleet and our focus on customer service, we do not believe that we have been disadvantaged by the pricing and buying power that larger national businesses may possess. See “Risk Factors—Risks Relating to our Business—The equipment rental industry is highly competitive, and competitive pressures could lead to a decrease in our market share or in rental rates and our ability to sell equipment at favorable prices.”

Environmental and Safety Regulations

Our facilities and operations are subject to comprehensive and frequently changing federal, state and local environmental and occupational safety and health requirements, including those relating to discharges of substances to the air, water and land, the handling, storage, use and disposal of hazardous materials and wastes and the cleanup of properties affected by pollutants. In connection with our vehicle and equipment fueling and maintenance, repair and washing operations, we use regulated substances such as petroleum products and solvents and we generate small quantities of regulated waste such as used oil, radiator fluid and spent solvents. Some of our properties contain, and others previously contained, aboveground or underground storage tanks and/ or oil-water separators. Although we have made, and will continue to make, capital and other expenditures to comply with environmental requirements, we do not anticipate that compliance with such requirements will have a material adverse effect on our business or financial condition or competitive position. However, in the future, new or more stringent laws or regulations could be adopted. Accordingly, we cannot assure you that we will not have to make significant capital expenditures in the future in order to comply with applicable laws and regulations or that we will be able to remain in compliance at all times.

Most, but not all, of our current properties have been the subject of an environmental site assessment in order to identify conditions that may cause us to incur obligations or liabilities (including remediation costs) under applicable environmental laws. In addition, all but one of our properties are leased and our lease agreements often provide that the site owner has responsibility for the pre-existing environmental condition of the property and that we are liable for contamination caused by us or that occurs during the term of the lease. We are not aware of any existing conditions at our properties or at off-site locations that are likely to result in material remediation costs or liabilities to us. However, given the nature of our operations and the historical operations conducted at these properties, and inherent limits on the information from the environmental site assessments mentioned above, we cannot assure you that all potential instances of contamination have been identified. Future events, such as changes in laws or policies, the discovery of previously unknown contamination, or the failure of another party to honor an obligation it may have to indemnify us for any such remediation costs or liabilities, may give rise to remediation costs which may be material. See “Risk Factors— Risks Relating to our Business—We are subject to numerous environmental and occupational health and safety laws and regulations on that may result in our incurring unanticipated liabilities, which could have a material adverse effect on our operating performance.”

Legal Proceedings

We are party to various litigation matters in the ordinary course of our business. We cannot estimate with certainty our ultimate legal and financial liability with respect to our pending litigation matters. However, we believe, based on our examination of such matters, that our ultimate liability with respect to these matters will not have a material adverse effect on our financial position, results of operations or cash flows.

Certain of our employees, including our Chairman of the Board of Directors, and others have received subpoenas from the U.S. Securities and Exchange Commission relating to an investigation entitled “In the Matter of Trading in the Securities of Neff Corp.” This investigation is a non-public, fact-finding inquiry. The investigation relates to trading in our parent’s common stock during the period from June 1, 2004 through July 1, 2005. We and our employees have cooperated and intend to continue to cooperate fully with the investigation.

MANAGEMENT

The following table provides information regarding our executive officers and directors following consummation of the Transactions:

Name	Age	Position(s)
J.C. Mas	40	Chairman of the Board of Directors
Graham Hood	51	President, Chief Executive Officer and Director
Mark Irion	41	Vice President and Chief Financial Officer
Steven Settelmayer	47	Vice President—Sales & Marketing
Paula Papamarcos	50	Vice President—Operations Management
James Custer	59	Vice President—Product Support and Safety
John Anderson	51	Regional Vice President—Neff Rental, Inc.—Central
Westley Parks	45	Regional Vice President—Neff Rental, Inc.—Atlantic
Stephen Halliwell	49	Regional Vice President—Neff Rental, Inc.—Florida
Steve Michaels	48	Regional Vice President—Neff Rental, Inc.—Western
Henry Lawson	45	Regional Vice President—Neff Rental, Inc.—Southeastern
Mark F. Vassallo	45	Director
David H Cynn	37	Director
Timothy Kacani	42	Director
John Thomson	55	Director
David W. Wiederecht	51	Director
Lori Forlano	37	Director
Michal Petrzela	32	Director

J.C. Mas—Mr. Mas has served as our Chairman of the Board of Directors since the consummation of the Transactions. Prior to that time, he served as our President and Chief Executive Officer. Prior to joining us as President and CEO in 2002, Mr. Mas served in a variety of executive positions at MasTec, Inc., including as President of MasTec International. Mr. Mas is also on the board of Miami Children’s Hospital.

Graham Hood—Mr. Hood has served as our Chief Executive Officer and on our Board of Directors since the consummation of the Transactions. Mr. Hood joined Neff in 1995 as a Regional Vice President for the Southeastern Region and became our Chief Operating Officer in 2003. Mr. Hood has 28 years of industry experience, 17 years of which were with Hertz Equipment Rental Corporation.

Mark Irion—Mr. Irion has served as our Chief Financial Officer since 1999. He joined Neff in 1998 after being employed as Chief Financial Officer of Markvision Holdings, Inc., a computer distribution company, from 1994 to 1998. Prior to 1994, Mr. Irion was employed by Deloitte & Touche LLP.

Steven Settelmayer—Mr. Settelmayer has served as Vice President, Sales and Marketing, of our subsidiary, Neff Rental, Inc., since 2002. Prior to joining our company, he worked for twelve years at Teletrac, which specializes in vehicle location systems. Prior to that he was in sales management in the office equipment industry.

Paula Papamarcos—Ms. Papamarcos has served as Vice President, Operations Management, of our subsidiary, Neff Rental, Inc., since 1999. Ms. Papamarcos joined Neff Rental, Inc. in 1996 and has 23 years of industry experience, 11 of which were with Hertz Equipment Rental Corporation.

James Custer—Mr. Custer has served as Vice President, Product Support and Safety, of our subsidiary, Neff Rental, Inc., since 1999. Mr. Custer has over 30 years of automotive equipment and fleet experience and over 20 years experience in loss control and safety. Prior to joining us, Mr. Custer held the position of Director of Maintenance for the Hertz Corporation where he was employed for 19 years.

John Anderson—Mr. Anderson has served as a Vice President of our subsidiary, Neff Rental, Inc., for the Central region since 2000. Mr. Anderson joined us in 1997 after 17 years of employment with Hertz Corporation, where he most recently served as Regional Vice President. Mr. Anderson has a total of 31 years of experience in the equipment rental industry.

Westley Parks—Mr. Parks has served as a Vice President of our subsidiary, Neff Rental, Inc., for the Atlantic region since 1998. Mr. Parks joined us in 1995 after eight years of employment with Hertz Corporation where he served as branch manager. Mr. Parks has a total of 22 years experience in the equipment rental industry.

Stephen Halliwell—Mr. Halliwell has served as a Vice President of our subsidiary, Neff Rental, Inc., for the Florida region since 1997. Mr. Halliwell joined us in 1990 after one year with Wacker as Territory Manager and two years with Hood Equipment as a sales representative. Mr. Halliwell has a total of 20 years of experience in the equipment rental industry.

Steve Michaels—Mr. Michaels has served as a Vice President of our subsidiary, Neff Rental, Inc., for the Western region since 2003. Mr. Michaels joined us in 1998 after 14 years of employment with Hertz Corporation where he most recently served as Vice President of Fleet Operations. Mr. Michaels has a total of 27 years of experience in the equipment rental industry.

Henry Lawson—Mr. Lawson has served as Vice President of our subsidiary, Neff Rental, Inc., for the Southeastern region since 2006. Mr. Lawson joined us in 1996 after four years with Sunbelt Rentals where he most recently served as a Regional Manager. Mr. Lawson has a total of 24 years of experience in the equipment rental industry.

Mark F. Vassallo—Mr. Vassallo joined Lightyear Capital in 2003 and is currently a Managing Director. Mr. Vassallo currently serves on the Board of Directors of Athilon Group Holdings; BakerCorp; Delos Insurance Company; and The NAU Group. Prior to joining Lightyear Capital, Mr. Vassallo spent nearly twenty years at PaineWebber Group Inc. in a variety of positions.

David H Cynn—Mr. Cynn is currently a Senior Vice President at Lightyear Capital. Mr. Cynn currently serves on the Board of Directors BakerCorp. Prior to joining Lightyear Capital in 2002, Mr. Cynn worked as a mergers and acquisitions specialist at Morgan Stanley.

Timothy Kacani—Mr. Kacani joined Lightyear Capital in 2001 and is currently the Chief Financial Officer. Mr. Kacani serves on the Board of Directors of BakerCorp, Delos Insurance Group, and The NAU Group. Prior to joining Lightyear Capital, from 1997 to 2001, Mr. Kacani was a vice president of investment partnerships, tax and distributions at JP Morgan Partners.

John Thomson—Mr. Thomson has been a Partner at Norwest Equity Partners since 1984. He serves on the Board of Directors of Deep Rock Water Company, Douglas Furniture of California, Jacobson Companies, Poet and Production Services Associates. Prior to joining Norwest Equity Partners in 1984, Mr. Thomson was in banking for 10 years with Norwest Bank as an active lender in the management buyout marketplace.

David W. Wiederecht—Mr. Wiederecht is the Vice President and Managing Director of GE Asset Management. Prior to joining GE Asset Management in 1988, Mr. Wiederecht held several positions throughout General Electric Company. Mr. Wiederecht currently serves as a director for Edmunds.com, Nextec, StartStruck/Proteam and The Rittenhouse Hotel and Condominium.

Lori J. Forlano—Lori J. Forlano is a Senior Vice President and Chief Administrative Officer of Lightyear Capital LLC. In 2005, Ms. Forlano joined Lightyear from Context Capital Management, LLC, a convertible arbitrage hedge fund where she was a Managing Director of Business and Legal Affairs. Prior to working at

Context Capital Management, LLC, from 2000 to 2004, Ms. Forlano was an attorney for private equity and hedge funds at Morgan Stanley. Prior to working at Morgan Stanley, Ms. Forlano was an Associate in the mergers and acquisitions department for the New York law firm Paul, Weiss, Rifkind, Wharton & Garrison LLP.

Michal Petrzela—Michal Petrzela joined Lightyear in August 2005, and he serves as an observer on the Board of Directors of BakerCorp. Prior to joining Lightyear, from 2002 to 2003, Mr. Petrzela worked as an advisor in the Debt Capital Markets Group at Barclays Capital in London and, from 2000 to 2002 he worked as a mergers and acquisitions specialist at Credit Suisse in New York. Mr. Petrzela began his career as a consultant at Arthur Andersen in the Financial Markets practice.

Board Structure

Our Board of Directors consists of 9 directors, and Mr. Mas serves as the Chairman. We anticipate that our Board of Directors will have an Audit Committee and a Compensation Committee. Lightyear and certain affiliated funds currently have the power to control our affairs and policies. Lightyear and affiliated funds also control the election of our directors. A majority of the members of our Board of Directors are representatives of Lightyear. See “Risk Factors—Risks Relating to our Business—We are controlled by a major stockholder, whose interests may conflict with the interests of the holders of the notes” and “Certain Relationships and Related Party Transactions.”

Audit Committee

The duties and responsibilities of our prior Audit Committee included recommending the appointment or termination of the engagement of independent auditors, otherwise overseeing the independent auditor relationship and reviewing significant accounting policies and controls.

Compensation Committee

The duties and responsibilities of our prior Compensation Committee included reviewing and approving the compensation of officers and directors (except that the compensation of officers serving on any such committee was determined by the full Board of Directors).

Management Equity Commitment

In connection with the Transactions, 9 members of management, or the Management Investors, including J.C. Mas, Graham Hood and Mark Irion, exchanged options to purchase our stock, or the Neff Options, having an aggregate value of approximately $10.6 million (based on the Merger Consideration less the applicable per share exercise price of their Neff Options), in exchange for options to purchase shares of Holdings stock, or Holdings Options. Each Management Investor also executed a copy of the Management Stockholder’s Agreement and a registration rights agreement. See “Certain Relationships and Related Party Transactions.”

COMPENSATION DISCUSSION AND ANALYSIS

General Overview

The following disclosure reflects the philosophy, program and elements of the prior Compensation Committee of Neff Rental LLC, our wholly-owned subsidiary and a guarantor of the notes. The Company has not yet elected its Compensation Committee, and its compensation policies have not yet been formalized. Although some of these policies may remain substantially similar, there may be others that differ significantly from those of our prior Compensation Committee. For purposes of this discussion, the terms “we,” “us” and “our” refer to Neff Rental LLC and the “Company” refers to Neff Corp.

During fiscal 2006, the Compensation Committee of our prior Board of Directors was responsible for developing, implementing and administering our cash and equity compensation policies. The Compensation Committee’s responsibilities included, among other things, determination of the cash and equity compensation paid to our executive officers, the establishment and administration of our incentive programs and the review and approval of all stock options and other awards pursuant to our equity compensation plans.

In connection with the Transactions, new compensation arrangements were negotiated with Mr. Mas, the Company’s Chairman of the Board of Directors, Mr. Hood, the Company’s Chief Executive Officer and Mr. Irion, the Company’s Chief Financial Officer.

In connection with the Transactions, all outstanding awards under our former stock option plan were cancelled and converted into the right to receive cash payments with respect to such awards as further described below under “—Long-Term Incentive Option Awards.” However, certain members of management elected to roll over a portion of their options for the right to acquire equity in Holdings Corp. as described under “Security Ownership of Principal Shareholders and Management.” The Sponsor believes that this equity ownership further aligns the interests of the Company’s executive officers with those of its other equity investors and encourages its executive officers to operate the business in a manner that enhances the Company’s equity value.

The Company’s Board of Directors currently consists of seven non-employee directors who are employed by affiliates of Lightyear Capital LLC, General Electric Pension Trust and Norwest Equity Partners VIII, LP. The Company’s new Board of Directors will work closely with management to evaluate the Company’s long-term compensation program and philosophy. The Company anticipates that decisions with respect to its named executive officers’ compensation will be made by the Company’s non-employee directors and that its non-employee directors, in consultation with its Chief Executive Officer, will determine the compensation of the remaining executive officers.

Executive Compensation Philosophy

Our philosophy for compensating our Chief Executive Officer, our Chief Operating Officer and our Chief Financial Officer (who we refer to as our “named executive officers”) was based on the belief that a significant portion of executive compensation should be incentive-based and determined by both our and the executive’s performance objectives. For instance, the majority of the stock options issued to our named executive officers had performance vesting features that had accelerated vesting based on our achievement of certain financial performance targets, principally with respect to EBITDA, during the course of a fiscal year. Generally, we believed that:

•	executives’ base salaries should be established at levels to be competitive in the marketplace in which we compete for executive talent;

•	bonuses should be targeted to be competitive in the marketplace and should provide awards based on our performance and each individual’s performance;

•	long-term stock option incentives should (i) be targeted to be competitive in the marketplace and (ii) provide capital accumulation linked directly to our performance; and

•	we should encourage stock ownership among our executive management team, in order to align the short-term and long-term interests of our executive officers with those of our stockholders.

Objectives for the Company’s Executive Compensation Programs

Our executive compensation programs were designed to accomplish the following long-term objectives:

•	create a strong performance alignment with our stockholders, while encouraging good corporate practices;

•	support our business strategy and business plan by clearly communicating what is expected of executives with respect to goals and results;

•	reward achievement by basing the award of bonuses on our financial performance; and

•	provide market-competitive compensation and benefits to enable us to recruit, retain and motivate the executive talent necessary to be successful.

Administration of Executive Compensation Programs

Our prior Board of Directors had a Compensation Committee which administered our executive compensation program. In 2006, the Compensation Committee consisted of Muzzafar Mirza, William Hopkins and Douglas Hitchner. Each of Mr. Hopkins and Mr. Hitchner is associated with Odyssey Investment Partners, LLC. During fiscal 2006, and up until the consummation of the Transactions, Odyssey Investment Partners, LLC and affiliated funds controlled approximately 68% of our common stock, the election of our directors and the appointment of our management. The duties and responsibilities of the Compensation Committee included reviewing, approving and, in certain cases, determining the compensation of officers and managers, including the bonuses of the named executive officers. This process was undertaken on a continuing basis with input from our management. The Compensation Committee took into account prior compensation of our management and comparisons to the compensation of management of other companies in our industry only nominally in determining and approving the bonuses awarded to our management, preferring instead to focus on our financial performance and the individual performance of such executive. Bonus determinations for our named executive officers were made only after the conclusion of the preceding fiscal year, historically in February or March, after the Compensation Committee had been given adequate time to review our preliminary financial results and performance for the fiscal year then ended.

Elements of Executive Compensation

General

Our executive compensation program for our named executive officers consisted of base salaries, annual bonuses, long-term equity-based incentives in our stock and certain other perquisites, such as annual allowances for an automobile and matching contributions to our defined contribution plan.

We chose these elements to remain competitive in attracting and retaining executive talent and to provide strong performance incentives with the potential for both current and long-term gains. We used base salary as the foundation for our executive compensation program. We believed that base salary provided a fixed level of competitive pay that reflected the named executive officer’s primary duties and responsibilities, as well as a foundation for incentive opportunities and benefit levels. The Compensation Committee took action to raise the base salaries of Mr. Irion and Mr. Hood during 2006. Our annual bonuses were designed to reward our named executive officers for the Company’s and their performance. Our equity incentive awards were designed to align an executive’s financial benefits with the interests of our stockholders, as measured by long-term stock valuation.

Relative Size of Elements of Compensation

In setting executive compensation, the Compensation Committee considered the aggregate amount of compensation payable to an executive officer and the form of the compensation. The Compensation Committee sought to achieve the appropriate balance between immediate cash rewards for the achievement of Company and personal objectives and long-term incentives that aligned the interests of our executive officers with those of our stockholders. The size of each element was determined by the Compensation Committee by reviewing market practice, as well as Company and individual performance. The Compensation Committee also decided, as appropriate, to modify the relative mix of compensation elements to best fit an executive officer’s specific circumstances.

The level of incentive compensation typically increased in relation to each named executive officer’s responsibilities, with the level of incentive compensation for more senior executive officers being a greater percentage of total compensation than for less senior executive officers. The Compensation Committee believed that this structure was typical for other companies in our industry. It also provided flexibility in determining total compensation on an annual basis for named executive officers based on our financial performance, which the Compensation Committee believed resulted, at least in part, from the policy decisions and leadership of our named executive officers. The Compensation Committee also believed that making a significant portion of an executive officer’s incentive compensation contingent on long-term Company performance more closely aligned the executive officer’s interests with those of our stockholders.

Method of Compensation

Base Salaries. Base salaries for our named executive officers were determined by the Compensation Committee and set forth in the named executive officers’ employment agreements. The employment agreements between the Company and our named executive officers are described below. The Compensation Committee has, in the past, including in 2006, raised the salaries of certain of our named executive officers above the amounts set forth in such named executive officer’s employment agreement. See “—Employment Agreements and Post-Employment Benefits.” Base salaries for each other management position were reviewed and approved by the Compensation Committee based on recommendations of our named executive officers. Base salaries are historically reviewed annually and have been adjusted to reflect promotions, the assignment of additional responsibilities, individual performance and/or the performance of the Company.

Bonus. The annual bonuses awarded to our named executive officers were determined by the Compensation Committee. These annual bonuses were based upon the Compensation Committee’s review of the Company’s and management’s performance and were meant to reward management for achievement. Bonuses were paid to the named executive officers for 2006 performance in March 2007.

Pursuant to his employment agreement in effect prior to the consummation of the Transactions, Mr. Mas was guaranteed an annual bonus of at least $700,000. The Compensation Committee had the ability, in its discretion, to award Mr. Mas a bonus in excess of this amount, based on individual performance and/or the performance of the Company. Mr. Mas entered into a new employment agreement upon the consummation of the Transactions. See “—Employment Agreements and Post-Employment—Employment Agreement with J.C. Mas.”

For more information on these annual bonuses, see the Summary Compensation Table and its footnotes.

Long-Term Incentive Option Awards

In connection with the Recapitalization in 2005, we adopted the 2005 Stock Option Plan. Under the 2005 Stock Option Plan, options to purchase shares of our common stock in the form of incentive or nonqualified stock options were granted to named executive officers.

In the case of options granted to Mr. Mas, our Chairman, 50% of the options granted were time vesting options that vested and became exercisable in equal annual installments on each of the first four December 31sts to occur following the date of grant, so long as he continued to provide services to us as of such December 31. The remaining 50% of Mr. Mas’s options were performance vesting options that vested and became exercisable on the eighth anniversary of the date of grant, so long as he continued to provide services to us as of such date. However, an installment of 25% of each of Mr. Mas’s performance vesting options (i.e., 12.5% of the total shares subject to the stock option) were eligible to vest and become exercisable with respect to the fiscal year in which a grant date occurred and each of the three fiscal years thereafter if we attained certain financial performance targets based on EBITDA measurements as set forth in the option agreements. Mr. Mas’s options were to be treated as incentive stock options to the extent permitted by applicable law. Mr. Mas did not exercise any vested options during 2006.

In the cases of Mr. Hood, our President and Chief Executive Officer, and Mr. Irion, our Chief Financial Officer, 25% of the options granted were time vesting options that vested and became exercisable in equal annual installments on each of the first four December 31sts to occur following the date of grant, so long as the optionee continued to provide services to us as of such December 31. Seventy-five percent of the options granted to Mr. Hood and Mr. Irion were performance vesting options that vested and became exercisable on the eighth anniversary of the date of grant, so long as the optionee continued to provide services to us as of such date. However, an installment of 25% of each performance vesting option (i.e., 18.75% of the total shares subject to the stock option) were eligible to vest and become exercisable with respect to the fiscal year in which a grant date occurred and each of the three fiscal years thereafter if we attained certain financial performance targets based on EBITDA measurements as set forth in the option agreements. Mr. Hood and Mr. Irion did not exercise any vested options during 2006.

Except in the case of Mr. Mas, all stock option grants made under the 2005 Stock Option Plan were grants of nonqualified stock options. These option grants were also subject to accelerated vesting upon (1) the occurrence of certain liquidity events and (2) our attainment of certain investor rates of return as set forth in each of the individual stock option agreements.

All of the options granted under the 2005 Stock Option Plan vested and became exercisable upon the consummation of the Transactions. In connection with the Transactions, our named executive officers exchanged a portion of the options granted under the 2005 Stock Option Plan for new options to purchase shares of Holdings Corp. which options are currently vested and exercisable. The remaining portion of their options under the 2005 Stock Option Plan were canceled in exchange for a cash payment.

Perquisites and Other Benefits

Perquisites

In 2006, we provided only minimal perquisites to our named executive officers. Mr. Mas received reimbursement for automobile allowance. Mr. Hood and Mr. Irion received reimbursement for automobile allowance and employer matching payment for our 401(k) plan. Historically, executives have been eligible to receive liability insurance (liability coverage under our directors and officers liability insurance policies). For more information on perquisites in 2006, see the Summary Compensation Table and its footnotes.

Other Benefits

Our named executive officers have been eligible for the same benefit plans provided to other employees, including insurance plans and supplemental plans chosen and paid for by employees who wish additional coverage.

Employment Agreements and Post-Employment Benefits

Employment Agreement with J.C. Mas. In connection with the Transactions, Mr. J.C. Mas entered into an employment agreement that became effective at the closing of the Transactions under which Mr. Mas was appointed Chairman of the Company’s Board of Directors. Mr. Mas’ three-year employment agreement automatically renews annually for successive one-year periods, unless either party delivers notice of non-renewal within specified periods. The employment agreement provides for an annual base salary of $700,000 for fiscal year 2007, $600,000 for fiscal year 2008, $437,500 for fiscal year 2009 and $375,000 for fiscal year 2010 and any year thereafter. His annual bonus will be equal to the amount of his annual base salary. In addition, Mr. Mas is entitled to the same benefits and indemnification available to the Company’s other executives. If Mr. Mas is terminated (i) without cause, as defined in the agreement, (ii) Mr. Mas terminates his employment for good reason, as defined in the agreement, or (iii) due to the non-extension of the initial term or term of his agreement, as defined in the agreement he is entitled to a lump sum severance payment of $2.1 million payable in thirty-six equal installments and to receive continued health, welfare and car allowance benefits for up to thirty-six months. Mr. Mas is subject to certain restrictive covenants, including a covenant not to compete with us for a period of thirty-six months following the termination of his employment.

Under his prior employment agreement in effect during 2006, Mr. Mas was entitled to an annual base salary of $700,000 and an annual bonus equal to the amount of his annual base salary. If Mr. Mas was terminated by us without cause, as defined in this agreement, or Mr. Mas terminated his employment for good reason, as defined in the agreement, he was entitled to a lump sum severance payment in the amount of 1.5 times his annual salary and annual bonus amount and to receive continued health, welfare and car allowance benefits for eighteen months. If employment had been terminated, as of December 31, 2006, Mr. Mas would have been entitled to $2.1 million in severance payments. In the event of a change in control combined with the existence of certain factors, Mr. Mas could have voluntarily terminated his employment and be entitled to $2.1 million in severance payments. Under this agreement, Mr. Mas was subject to certain restrictive covenants, including a covenant not to compete with us for a period of twelve months following the termination of his employment. This agreement is no longer in effect and has been superseded with that described above.

Employment Agreement with Graham Hood. In connection with the Transactions, Mr. Graham Hood entered into an employment agreement that became effective at the closing of the Transactions under which Mr. Hood was appointed the Company’s Chief Executive Officer. Mr. Hood’s three-year employment agreement automatically renews annually for successive one-year periods, unless either party delivers notice of non-renewal within specified periods. The employment agreement provides for an annual base salary of $450,000 and is also entitled to receive bonuses in the discretion of the Company’s Board of Directors. In addition, Mr. Hood is entitled to the same benefits and indemnification available to our other executives. Mr. Hood’s agreement provides for a grant of an option to purchase 2.25% of the outstanding shares of Holdings Corp. pursuant to the terms of the Holdings Corp.’s 2007 Stock Option Plan. If Mr. Hood is terminated by us (i) without cause, as defined in the agreement, or Mr. Hood terminates his employment, (ii) for good reason, as defined in the agreement, or (iii) due to the non-extension of the initial term or the term as extended thereafter, as defined in the agreement, he is entitled to a severance payment in the amount of two times his annual salary and annual bonus amount, payable in thirty-six monthly installments and to receive continued health and welfare and car allowance benefits for twenty four months. Mr. Hood is subject to certain restrictive covenants, including a covenant not to compete with us for a period of thirty-six months following the termination of his employment.

Under his prior employment agreement in effect during 2006, Mr. Hood was entitled to an annual base salary of $245,000 (adjusted annually for changes in the Consumer Price Index), which had subsequently been increased to $315,000. Mr. Hood was entitled to receive bonuses in the discretion of Neff Rental, Inc.’s board of directors and to participate in our employee benefit plans. In addition, Neff Rental, Inc. reimbursed Mr. Hood for travel expenses to Atlanta, Georgia and back on three occasions each year. If his employment had been terminated by Neff Rental, Inc. without cause, as defined in the agreement, Mr. Hood would have been entitled to receive base salary and continued health and welfare benefits for twelve months. If his employment had been terminated by Mr. Hood for good reason, as defined in the agreement, Mr. Hood would have been entitled to receive base salary and benefits for eighteen months. If employment had been terminated by Neff Rental Inc. without cause, as of December 31, 2006, Mr. Hood would have been entitled to $0.3 million in severance payments. If employment had been terminated by Mr. Hood for good reason, as of December 31, 2006, Mr. Hood would have been entitled to $0.5 million in severance payments. In the event of a change in control combined with the existence of certain factors, Mr. Hood could have voluntarily terminated his employment and be entitled to $0.5 million in severance payments. Under this agreement, Mr. Hood was subject to certain restrictive covenants including a covenant not to compete with us for a period of twelve months following the termination of his employment. This agreement is no longer in effect and has been superseded by that described above.

Employment Agreement with Mark Irion. Mr. Irion, our Chief Financial Officer, has an employment agreement providing for an annual base salary of $290,000. In connection with the Transactions, Mr. Irion’s employment agreement was amended to extend the term of the agreement for three years, which term automatically renews annually for successive one-year periods unless either party delivers notice of non-renewal, and to implement the severance provisions described below. Mr. Irion is also entitled to receive bonuses in the discretion of the Company’s Board of Directors and to participate in the Company’s employee benefit plans and be indemnified to the same extent as other similarly situated executives. If his employment is terminated without cause, or by Mr. Irion for good reason, each as defined in the agreement, including under certain circumstances during the three-year period following the closing of the Transactions, Mr. Irion will be entitled to receive a lump-sum severance payment in the amount of three times his annual salary and bonus amount and to receive continued health, welfare and car allowance benefits for a period of thirty-six months. In the event of a change of control combined with the existence of certain factors, Mr. Irion may voluntarily terminate his employment and be entitled to $1.6 million in severance payments. Mr. Irion is subject to certain restrictive covenants, including a covenant not to compete with us for a period of thirty-six months (as provided in the Management Stockholders’ Agreement) following the termination of his employment.

Under his prior employment agreement in effect during 2006, Mr. Irion was entitled to an annual base salary of $225,000, which had subsequently been increased to $290,000. Mr. Irion was also entitled to receive bonuses in the discretion of our Board of Directors and to participate in our employee benefit plans and be indemnified to the same extent as other similarly situated executives. If his employment had been terminated by us without cause, or by Mr. Irion for good reason, each as defined in the agreement, including under certain circumstances during the two-year period following the closing of the Recapitalization, Mr. Irion would have been entitled to receive a lump-sum severance payment in the amount of 1.5 times his annual salary and bonus amount and to receive continued health, welfare and car allowance benefits for a period of eighteen months. If employment had been terminated, as of December 31, 2006, Mr. Irion would have been entitled to $1.6 million in severance payments. In the event of a change in control combined with the existence of certain factors, Mr. Irion could have voluntarily terminate his employment and be entitled to $1.6 million in severance payments. Mr. Irion was subject to certain restrictive covenants, including a covenant not to compete with us for a period of twelve months following the termination of his employment. This agreement has been amended as described above.

Impact of Accounting and Tax Treatments

Accounting Treatment

Our financial statements include the expense for awards of Neff Corp. options to Neff Rental LLC employees and directors. We account for those awards in accordance with SFAS No. 123-R.

Tax Treatment

Under Section 162(m) of the Internal Revenue Code, publicly held corporations may not take a tax deduction for compensation in excess of $1 million paid to the Chief Executive Officer or the other four most highly compensated executive officers unless that compensation meets the Internal Revenue Code’s definition of “performance-based” compensation. Section 162(m) allows a deduction for compensation to a specified executive that exceeds $1 million only if it is paid (1) solely upon attainment of one or more performance goals, (2) pursuant to a qualifying performance-based compensation plan adopted by the Compensation Committee, and (3) the material terms, including the performance goals, of such plan are approved by the company’s common stockholders before payment of the compensation. The Compensation Committee considered deductibility under Section 162(m) with respect to compensation arrangements for executive officers. The Compensation Committee believed that it was in our best interest for the committee to retain its flexibility and discretion to make compensation awards to foster achievement of performance goals established by the committee (which may include performance goals defined in the Internal Revenue Code) and other corporate goals the Compensation Committee deemed important to our success, such as encouraging employee retention, rewarding achievement of nonquantifiable goals and achieving progress with specific projects. We believe that option grants qualify as performance-based compensation and are not subject to any deductibility limitations under Section 162(m).

Executive Compensation

The tables listed below, which appear in the following sections of this prospectus, provide information required by the SEC regarding the compensation we paid for the year ended December 31, 2006 to our named executive officers. Except as noted below, we have used captions and heading in these tables in accordance with the SEC regulations requiring these disclosures. The footnotes to these tables provide important information to explain the values presented in the tables and are an important part of our disclosures related to our executive compensation for the year ended December 31, 2006.

The tables and disclosure set forth below provide information required by the SEC regarding the compensation we paid for the year ended December 31, 2006 to our named executive officers. The footnotes to these tables provide important information to explain the values presented in the tables and are an important part of our disclosures.

•	Summary Compensation Table

•	Grants of Plan-Based Awards Table

•	Outstanding Equity Awards at Fiscal Year-End Table

•	Option Exercises and Stock Vested Table

•	Pension Benefits Table

•	Nonqualified Deferred Compensation Table

•	Potential Payments upon Termination or Change in Control

Summary Compensation Table for Fiscal 2006

Name and Principal Position	Fiscal Year	Salary	Bonus (1)	Option Awards (2)	Non-Equity Incentive Plan Compensation	Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
J.C. Mas, CEO (3)	2006	$700,000	$900,000	$1,197,670	$—	$—	$12,000(4)	$2,809,670
Mark Irion, Chief Financial Officer	2006	$236,539	$290,000	$233,541	$—	$—	$17,400(5)	$777,480
Graham Hood, President and Chief Operating Officer	2006	$256,538	$315,000	$233,541	$—	$—	$20,512(6)	$825,591

(1)	Bonus amounts reported were paid in March 2007 with respect to 2006 performance.
(2)	This column represents the dollar amount recognized for financial statement reporting purposes with respect to the 2006 fiscal year for the fair value of stock options granted to each of the named executives in 2006 as well as prior fiscal years, in accordance with SFAS 123R. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. These amounts reflect our accounting expense for these awards, and do not correspond to the actual value that will be recognized by the named executives.
(3)	In 2006, Mr. Mas was not compensated for his services as a member of the Board of Directors.
(4)	Includes $12,000 in auto allowance.
(5)	Includes $6,600 relating to our contribution to the 401(k) Plan and $10,800 in auto allowance.
(6)	Includes $6,600 relating to our contribution to the 401(k) Plan, $12,000 in auto allowance and $1,912 in travel allowance.

Grants of Plan-Based Awards for 2006

There were no grants of plan-based awards to our named executives in 2006.

Outstanding Equity Awards at December 31, 2006

The following table provides further information regarding our named executive officers’ unexercised stock options as of December 31, 2006.

Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)(1)		Option Exercise Price ($)	Option Expiration Date
J.C. Mas	358,044	358,039	(2)	8.21	6/03/2015
	334,800	—		0.09	6/03/2013
Mark Irion	69,818	69,818	(3)	8.21	6/03/2015
	30,000	—		0.09	6/03/2013
Graham Hood	69,818	69,818	(3)	8.21	6/03/2015
	15,000	—		0.09	6/03/2013

(1)	The amounts set forth in this column reflect the number of shares underlying time-based options granted to the named executive officers. In connection with the Transactions, in May 2007, all such awards vested, and our named executive officers exchanged a portion of the options granted under the 2005 Stock Option Plan for new options to purchase shares of Holdings Corp., which options are currently vested and exercisable. The remaining portion of their options under the 2005 Stock Option Plan were canceled in exchange for a cash payment.

(2)	This amount reflects the number of options granted under the 2005 Stock Option Plan that remained unvested as of December 31, 2006. Of the total options granted to Mr. Mas, 50% were time vesting options that vested and became exercisable in equal annual installments on each of the first four December 31sts to occur following the date of grant, so long as he continued to provide services as of such December 31. The remaining 50% of Mr. Mas’s options were performance vesting options that vested and became exercisable on the eighth anniversary of the date of grant, so long as he continued to provide services to us as of such date. An installment of 25% of each of Mr. Mas’s performance vesting options (i.e., 12.5% of the total shares subject to the stock option) were eligible to vest and become exercisable with respect to the fiscal year in which a grant date occurred and each of the three fiscal years thereafter if we attained certain financial performance targets set forth in the option agreements. In May 2007, in connection with the Transactions, all of these options vested.

(3)	This amount reflects the number of options granted under the 2005 Stock Option Plan that remained unvested as of December 31, 2006. Of the total options granted to Mr. Hood and Mr. Irion, 25% of the options granted were time vesting options that vested and became exercisable in equal annual installments on each of the first four December 31sts to occur following the date of grant, so long as the optionee continued to provide services to us as of such December 31. Seventy-five percent of the options granted to Mr. Hood and Mr. Irion were performance vesting options that vested and became exercisable on the eighth anniversary of the date of grant, so long as the optionee continued to provide services to us as of such date. However, an installment of 25% of each performance vesting option (i.e., 18.75% of the total shares subject to the stock option) were eligible to vest and become exercisable with respect to the fiscal year in which a grant date occurred and each of the three fiscal years thereafter if we attained certain financial performance targets set forth in the option agreements.

Option Exercises and Stock Vested in 2006

The following table summarizes the number of options exercised and the shares of stock vested in 2006 for each of our named executive officers.

Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
J.C. Mas	—	—	179,024	3,175,866
Mark Irion	—	—	34,909	619,286
Graham Hood	—	—	34,909	619,286

(1)	Our stock is not publicly traded and there was no valuation at December 31, 2006. The amounts shown in this column are based on the $25.95 per share purchase price paid on May 31, 2007 in connection with the Acquisition.

Pension Benefits for 2006

In fiscal 2006, no named executive officers participated in a defined benefit plan sponsored by us or our subsidiaries.

Nonqualified Deferred Compensation for 2006

In fiscal 2006, no named executive officers received nonqualified deferred compensation.

Termination and Change in Control Arrangements

For an explanation of benefits payable upon termination or change in control, see “—Employment Agreements and Post-Employment Benefits.”

Compensation of Directors

The following table provides a summary of compensation paid for the year ended December 31, 2006, to the Board of Directors. The table shows amounts earned by such persons for services rendered in all capacities in which they served.

Name and Principal Position	Fees Earned or Paid in Cash ($)(1)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Muzzafar Mirza, William Hopkins, Douglas Hitchner Directors	(2)	(2)	(2)	(2)	(2)
James A. Flick, Jr. Director and Audit Committee Chairperson	$42,593	$52,382	$—	$—	$94,975

(1)	In addition to the fees paid according to the non-employee director compensation described below, the amounts disclosed in this column include reimbursement for expenses for transportation to and from Board meetings and lodging while attending meetings.
(2)	Each of Messrs. Mirza, Hopkins, and Hitchner were not compensated for his service as a director of Neff Corp. They were on the board as representatives of Odyssey Investment Partners, LLC, which, prior to the consummation of the Transactions, owned a majority interest in Neff Corp.
(3)	Represents the dollar amounts recognized by the Company for financial statement reporting purposes for the fiscal year ended December 31, 2006. Please see “Compensation Discussion and Analysis—Impact of Accounting and Tax Treatment—Accounting Treatment” above in this item for more information. Mr. Flick was awarded a stock option grant on April 20, 2006.

During 2006, Mr. Flick received a retainer fee of $25,000 per year, plus $1,500 for each Board and committee meeting attended in person and $750 for each Board and committee meeting attended telephonically. Directors who serve as chairperson of a committee receive an additional $15,000 annually. Mr. Flick is also reimbursed for expenses of meeting attendance. Messrs. Mirza, Hopkins and Hitchner are employees of Odyssey Investment Partners, LLC and receive no compensation (other than reimbursement of expenses) for serving as directors of us or our parent.

We supplemented the compensation paid Mr. Flick, a non-employee director who is not affiliated with Odyssey, with grants of stock options to purchase our common stock. We believe the grants of stock options increase the non-employee directors’ identification with the interests of the holders of our securities. All of the options granted to Mr. Flick were vested and exercisable immediately upon issuance and, in connection with the Transactions, Mr. Flick’s options were not exercised and expired.

We currently have no formal policy regarding director compensation and decide such compensation, if any, on a case by case basis.

Compensation Committee Interlocks and Insider Participation

There are no compensation committee interlocks. In fiscal 2006, none of Mr. Mirza, Mr. Hopkins or Mr. Hitchner served as an officer or employee of the Company.

2007 Stock Option Plan

In connection with the consummation of the Transactions, Holdings Corp. adopted a stock option plan, or the 2007 Plan, under which our employees (including our executive officers), independent contractors and non-employee directors are eligible to receive options to acquire Holdings Corp. common stock. Under the terms of the Plan, Holdings Corp. may grant stock option awards, or Grants, to employees (including our executive officers), independent contractors and non-employee directors having a relationship with us, one of our subsidiaries, or other affiliate that is controlled by, or under common control with, Holdings Corp. Unless previously terminated by the Board of Directors, the Plan will terminate on the tenth anniversary of its approval by Holdings Corp. stockholders. Grants will be divided as follows: 25% time vesting and 75% performance vesting. Of the time vesting Grants, 6.25% of such Grant will vest on each of the first four anniversaries of the grant date. If the performance vesting Grant does not become vested and exercisable prior to the eighth anniversary of the grant date, such Grant will become fully exercisable on the day immediately preceding the eighth anniversary of the grant date, provided that the participant remains continuously employed in active service by us from the grant date through such date. Upon a change in control of Holdings Corp., subject to the achievement by the Sponsor of certain return-based performance targets, all Grants will fully vest and become exercisable.

SECURITY OWNERSHIP OF PRINCIPAL SHAREHOLDERS AND MANAGEMENT

We are a wholly-owned subsidiary of Holdings Corp. The following table sets forth information with respect to the beneficial ownership of voting equity interests of Holdings Corp. by (i) each person or entity known to us to beneficially hold five percent or more of equity interests of Holdings Corp., (ii) each of our directors, (iii) each of our named executive officers and (iv) all of our executive officers and directors as a group.

Under the Securities and Exchange Commission rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

Unless otherwise noted, the address of each beneficial owner is 3750 N.W. 87th Avenue, Suite 400, Miami, FL 33178.

The following table sets forth the beneficial ownership of Holdings Corp. as of June 30, 2007:

Name and Address of Beneficial Owner	Beneficial Ownership of Common Stock	Percentage of Common Stock
Lightyear Capital LLC(1)	10,500,000	50.8%
General Electric Pension Trust(2)	4,300,000	20.8%
Norwest Equity Partners VIII, LP(3)	4,300,000	20.8%
J.C. Mas(4)	1,140,350	5.5%
Graham Hood(4)	109,648	*
Mark Irion(4)	144,832	*
Mark F. Vassallo(5)	—	—
David H. Cynn(5)	—	—
Timothy Kacani(5)	—	—
John Thomson(6)	—	—
David W. Wiederecht(7)	—	—
Lori Forlano(5)	—	—
Michal Petrzela(5)	—	—
All directors and executive officers of Neff Corp. as a group (10 persons)	1,394,830	6.8%

*	Less than 1.0%.

(1)	Includes 10,453,800 shares held by Lightyear Fund II, L.P. and 46,200 shares held by Lightyear Co-Invest Partnership L.P. The address of Lightyear Capital LLC and its affiliated funds is 375 Park Avenue, New York, NY 10152.

(2)	Includes 4,300,000 shares held by General Electric Pension Trust ("GEPT"), a New York common law trust for the benefit of the employees and retirees of General Electric Company, a New York corporation ("GE"), and its subsidiaries. GE Asset Management Incorporated, a Delaware corporation and wholly-owned subsidiary of GE ("GEAM"), is a registered investment adviser and acts as Investment Manager for GEPT. GEAM may be deemed to beneficially share ownership of the shares owned by GEPT. GE expressly disclaims beneficial ownership of all shares owned by GEPT. GEPT’s address is c/o GE Asset Management Incorporated, 3001 Summer Street, Stamford, CT 06905.

(3)	Includes 4,300,000 shares held Norwest Equity Partners VIII, LP whose address is Norwest Equity Partners, 80 South 8th Street, Suite 3600, Minneapolis, Minnesota 55405.

(4)	Reflects shares that became fully vested upon consummation of the Transactions, all of which were rolled over to options to purchase equity in Holdings Corp. and all of which are currently vested and exercisable.

(5)	Excludes 10,500,000 shares held by affiliates of Lightyear Capital LLC, of which Mr. Vassallo, Mr. Cynn, Mr. Kacani, Ms. Forlano and Mr. Petrzela are affiliated and each of whom disclaims beneficial ownership of these shares and has no pecuniary interest in these shares.

(6)	Excludes 4,300,000 shares held by Norwest Equity Partners VIII, LP, of which Mr. Thompson is affiliated. Mr. Thompson disclaims beneficial ownership of these shares and has no pecuniary interest in these shares.

(7)	Excludes 4,300,000 shares held by General Electric Pension Trust. The investment manager of General Electric Pension Trust is GE Asset Management Incorporated, of which Mr. Wiederecht is an officer. Mr. Wiederecht disclaims beneficial ownership of these shares and has no pecuniary interest in these shares.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We currently sell and lease construction equipment to MasTec, Inc., an affiliate of ours of which 42% is owned by the Mas family. These sales and leases are at fair market rates and contain no unusual discounts or premiums. Revenues from these transactions amounted to approximately $1.6 million for the year ended December 31, 2004, $1.5 million for the year ended December 31, 2005 and $1.1 million for the year ended December 31, 2006.

Also, included in accounts receivable are amounts from MasTec, Inc. and its subsidiaries. The total amounts owed from MasTec, Inc. and its subsidiaries were $0.3 million, $0.4 million and $0.4 million at December 31, 2004, 2005 and 2006, respectively.

We entered into an employment agreement with Mr. J.C. Mas, and Mr. Mas also is eligible to participate in certain equity compensation arrangements, in each case as described in this prospectus under the caption in “Management—Employment Agreements and Post-Employment Benefits.”

We and our Audit Committee have adopted written procedures regarding related party transactions. Pursuant to those procedures, any related party transaction that would materially impact our financial statements is required to be brought to the attention of the Audit Committee by our management. For each related party transaction presented for approval, we will consider all relevant factors including whether the proposed transaction would be entered into in the ordinary course of our business on customary business terms, whether any related party has been or will be involved in the negotiation of the proposed transaction on our behalf, and whether the proposed transaction appears to have been negotiated on an arms-length basis without interference or influence on us by any related party. We may condition our approval on any restrictions we deem appropriate, including receiving assurances from any related party that he or she will refrain from participating in the negotiation of the proposed transaction on our behalf and in the ongoing management of the business relationship on our behalf should the proposed transaction be approved. If after a transaction has been completed we discover that it is a related party transaction, our management will promptly advise our Audit Committee. In that case, we may honor that contractual commitment if entered into in good faith by an authorized representative, but we may impose appropriate restrictions on the continued maintenance of the business relationship similar to those described above.

Limited Liability Company Agreement

In connection with the Transactions, affiliates of the Sponsor, General Electric Pension Trust, or General Electric, and Norwest Equity Partners VIII, LP, or Norwest, entered into an amended and restated limited liability company agreement for our ultimate parent company, Holdings LLC. Under the limited liability agreement the initial management committee consists of nine members. Five designees were chosen by the Sponsor, one designee was chosen by General Electric or its affiliates, one designee was chosen by Norwest or its affiliates and there will be two representatives of management to be selected at the sole discretion of the Sponsor. The management committee consists of the same individuals as our board of directors.

The management committee will manage and control the business and affairs of Holdings LLC’s investments and will have the power to, among other things, amend the limited liability company agreement, approve any significant corporate transactions, and appoint officers. It will also be able to delegate such authority by agreement or authorization.

The limited liability company agreement provides for general transfer restrictions, rights of first offer, tag-along rights, drag-along rights, and preemptive rights for the Sponsor, General Electric and Norwest.

Management Stockholders’ Agreement

In connection with the completion of the Transactions, Holdings Corp., entered into an agreement with the Management Investors with respect to the shares of common stock of Holdings Corp. purchased by them. Holdings Corp. may be required to purchase all of a Management Investor’s stock in the event of the Management Investor’s death or disability. In addition, Holdings Corp. has the right to purchase all or a portion of a Management Investor’s stock upon the termination of such Management’s Investor’s active employment with us or our affiliates. The price at which the stock will be purchased will either be fair market value or original cost depending on the reason for the termination of employment. Holdings Corp. shall not be obligated to purchase any stock at any time to the extent that the purchase of such stock, or a payment to Holdings Corp. by one of its subsidiaries in order to fund such purchase, would render it unable to meet its obligations in the ordinary course of business, would result in a violation of law or a financing default, or if a financing default exists which prohibits such purchase or payment. The agreement also provides for transfer restrictions, drag-along rights, tag-along rights and piggyback registration rights.

Registration Rights Agreement

Holdings Corp. entered into a registration rights agreement with Holdings LLC, General Electric and Norwest pursuant to which Holdings LLC and certain other parties have demand registration rights and piggyback registration rights exercisable on or after an initial public offering of Holdings Corp. The registration rights agreement also provides that Holdings Corp. will indemnify Holdings LLC and the other parties, any underwriter and certain other persons. Certain members of management also have piggyback registration rights as provided in the registration rights agreement.

Transaction and Advisory Fee Agreement

Upon completion of the Transactions, the Sponsor and certain other investors entered into a transaction and advisory fee agreement with us relating to certain advisory and consulting services to be rendered to us. In consideration of those services, we agreed to pay the Sponsor and certain other investors an aggregate per annum advisory fee of $2.5 million. In connection with or in anticipation of a change of control or an initial public offering, the Sponsor may elect to receive a lump sum termination payment equal to the net present value of the annual monitoring for a period of five years after such election. We also paid the Sponsor upon completion of the Transactions a transaction fee plus all out-of-pocket expenses incurred by the Sponsor prior to the completion of the Transactions for services rendered by the Sponsor in connection with the consummation of the Transactions. The Sponsor may also provide advisory and consulting services in connection with any merger, acquisition, disposition, recapitalization, issuance of securities, financing or similar transaction and the parties will negotiate in good faith the fee for any such services. We have also agreed to indemnify the Sponsor and its affiliates from and against all losses, claims, damages and liabilities arising out of the performance by the Sponsor of its services pursuant to the agreement. The transaction and monitoring fee agreement will terminate at such time after the Sponsor and its partners and their respective affiliates hold, directly or indirectly in the aggregate, less than 5% of the voting power of our outstanding voting stock.

DESCRIPTION OF OTHER INDEBTEDNESS

Upon consummation of the Transactions, we entered into a senior secured asset-based revolving credit facility, the ABL Credit Facility, and a senior secured second lien term loan facility, the Second Lien Facility. The following are summaries of the material provisions of the ABL Credit Facility and the Second Lien Facility. However, these summaries may not contain all of the information which may be important to you and are subject to, and qualified in their entirety by, reference to the actual text of the relevant agreements.

ABL Revolving Credit Facility

In connection with the Transactions, we entered into the ABL Credit Facility with Bank of America, N.A. as administrative agent, and a syndicate of banks and other financial institutions. Banc of America Securities LLC, GE Capital Markets, Inc. and UBS Securities LLC are joint lead arrangers and joint lead book-running managers and CIBC World Markets Corp. is co-manager.

Borrowings

The ABL Credit Facility provides for revolving loans of up to an aggregate of $350.0 million, including a $30.0 million sub-limit for the issuance of letters of credit, and a $10.0 million sub-limit for swingline loans subject to the availability limitation described in the next sentence. The amount available for borrowings under the ABL Credit Facility is calculated according to a “borrowing base” formula based on 85% of the net book value of eligible accounts receivable, plus 65% of the value of eligible inventory valued at the lesser of cost or market, plus the lesser of (A) 85% of net orderly liquidation value or (B) 100% of the net book value of rental equipment fleet, minus such reserves as the ABL administrative agent may establish in its reasonable credit judgment.

The ABL Credit Facility will be used to finance our ongoing working capital needs. From time to time, the ABL Credit Facility may be increased by an aggregate amount of up to $75.0 million. Any such increase will be subject to the agreement of existing or new lenders to provide additional commitments. For any increase to be effective, no default shall exist under the ABL Credit Facility.

All borrowings under the ABL Credit Facility are subject to the satisfaction of usual and customary conditions, including accuracy of representations and warranties and absence of defaults. Subject to those conditions and the limits on availability described above, loans under the ABL Credit Facility may be borrowed, repaid and re-borrowed until the sixth anniversary of the closing date, which is the maturity date for this facility. All loans under the ABL Credit Facility must be repaid on the maturity date.

Voluntary prepayments and optional reductions of the unutilized portion of the commitments are permitted in whole or in part at any time, subject to minimum prepayment requirements. Voluntary prepayments of LIBOR loans on a date other than the last day of the relevant interest period are also subject to payment of customary breakage costs, if any. We are required to prepay amounts outstanding under the ABL Credit Facility (but not to reduce revolving commitments) at any time that loans outstanding and letters of credit under the revolving facility exceed the borrowing base by an amount equal to such excess and with the net cash proceeds from sales of property and assets of Holdings Corp. and its subsidiaries in an amount equal to the amount of any reduction in the borrowing base attributable to such sale.

Interest and Fees

Borrowings under the ABL Credit Facility bear interest at a rate equal to either, at our option: (i) LIBOR plus 150 basis points or (ii) 50 basis points plus the greater of (a) the administrative agent’s prime rate and (b) the federal funds rate plus 50 basis points. The applicable margin for LIBOR and prime rate loans are subject to quarterly performance pricing adjustments depending on our leverage ratio at the end of each quarter. The interest rates on amounts not paid when due under the ABL Credit Facility increase by 2.0% per annum. Calculations of interest are based on a 360-day year (or 365/366 days, in the case of a loan bearing interest based on the prime rate) for actual days elapsed.

The ABL Credit Facility provides for the payment to the lenders of an unused line fee ranging from 0.25% to 0.35% per annum depending on the percentage of the facility utilized from time to time. The unused line fee is payable on the daily average unused portion of the commitments under the ABL Credit Facility (whether or not then available) and will be subject to quarterly adjustment based on a leverage-based grid.

The ABL Credit Facility provides for the payment to the lenders of a letter of credit fee on the average daily stated amount of all outstanding letters of credit equal to the then-applicable spread for LIBOR loans. The ABL Credit Facility also provides for the payment to the letter of credit issuer of a fronting fee on the average daily stated amount of all outstanding letters of credit issued by the issuer at a rate equal to 0.125% per annum.

Collateral and Guarantees

Obligations under the ABL Credit Facility and any treasury management or interest protection with lenders or their affiliates are guaranteed by our direct parent company, Holdings Corp., and our direct and indirect wholly-owned domestic subsidiaries (other than certain immaterial subsidiaries and U.S. subsidiaries of non-U.S. subsidiaries). The ABL Credit Facility and the guarantees are secured by a first priority perfected security interest, subject to certain exceptions, in substantially all of our and the guarantors’ existing and future tangible and intangible assets. In addition, we are required to deposit our revenues into certain deposit accounts, and during the continuance of an event of default or when excess availability falls below $35.0 million, the administrative agent has the right to apply such collections on a daily basis to the repayment of outstanding revolving loans and/or the cash collateralization of outstanding letters of credit.

Representations, Warranties and Covenants

The ABL Credit Facility contains customary representations and warranties and affirmative covenants. The ABL Credit Facility also contains a number of negative covenants that, subject to customary exceptions, limit or prohibit our ability to:

•	incur debt, guarantees and other contingent obligations;

•	create liens;

•	change the nature of our business;

•	merge or consolidate;

•	sell, transfer or otherwise dispose of property and assets;

•	make loans, enter into acquisitions or joint ventures, or make other investments;

•	pay dividends or make other distributions to, or redemptions and repurchases from, equityholders;

•	prepay, redeem or repurchase subordinated debt;

•	enter into transactions with affiliates;

•	change our fiscal year or amend our organizational documents or the definitive documentation for the Second Lien Facility (as described below); or

•	enter into other agreements containing negative pledge clauses (except those permitting liens in favor of the administrative agent).

In addition, if excess availability is less than $35.0 million, the ABL Credit Facility requires us to maintain a minimum fixed charge ratio of at least 1.0 to 1.0 until we have excess availability under the ABL Credit Facility of at least $35.0 million for a period of at least 30 consecutive days.

Events of Default

The following constitute events of default under the ABL Credit Facility, subject to customary grace periods, notice provisions and thresholds in certain cases:

•	failure to pay principal, interest or other amounts when due;

•	material breach of any representation or warranty;

•	covenant defaults;

•	cross-default to certain other indebtedness;

•	events of bankruptcy or insolvency;

•	certain judgments;

•	change of control;

•	invalidity of certain loan documentation or security; and

•	ERISA defaults.

Senior Secured Second Lien Term Loan Facility

We entered into the Second Lien Facility with Bank of America, N.A. as administrative agent and a syndicate of banks and other financial institutions. Banc of America Securities LLC and CIBC World Markets Corp. are joint lead arrangers and joint book running managers and GE Capital Markets, Inc. and UBS Securities LLC are co-managers.

Borrowings

The Second Lien Facility provides for a single borrowing in the amount of $290.0 million. The proceeds of the Second Lien Facility were used to pay the cash consideration for the Acquisition and the Transactions and to pay related fees and expenses. The Second Lien Facility matures seven years and six months after the closing date.

Interest and Fees

The loans under the Second Lien Facility bear interest at a rate equal to an applicable margin percentage plus: (i) LIBOR or (ii) the greater of (a) the administrative agent’s prime rate and (b) the federal funds rate plus 50 basis points. The applicable margin percentage is 350 basis points for LIBOR loans and 250 basis points for other loans. Amounts not paid when due bear interest at an additional 2.0% per annum.

Voluntary prepayments of amounts outstanding under the Second Lien Facility are not to be permitted prior to May 31, 2008. Subject to the intercreditor agreement, voluntary prepayments, in whole or in part and together with accrued interest to the prepayment date, are permitted after May 31, 2008, so long as we give notice as required by the Second Lien Facility. However, if prepayment is made after May 31, 2008 but prior to May 31, 2009, we must pay a premium of 2.0% on the amount prepaid. If prepayment is made thereafter, but prior to May 31, 2010, we must pay a premium of 1.0% on the amount prepaid.

The Second Lien Facility, is required to be prepaid with: (a) 100% of net cash proceeds (i) from sales of property and assets of Holdings Corp. and its subsidiaries and (ii) of casualty proceeds and condemnation awards, in each case subject to certain exceptions to be agreed, including a 100% reinvestment right, and (b) 100% of all net cash proceeds from the issuance or incurrence after the closing date of debt by us or any of our subsidiaries, in each case subject to exceptions to be agreed.

Collateral and Guarantees

The Second Lien Facility is guaranteed by the guarantors that guarantee the ABL Credit Facility. The obligations under the Second Lien Facility and the guarantees thereof are secured on a second lien basis by the same collateral as will secure the ABL Credit Facility. These liens will be junior to the liens on the collateral securing the ABL Credit Facility and certain hedging and cash management obligations. An intercreditor agreement between the lenders under the ABL Credit Facility and the Second Lien Facility governs certain intercreditor matters with respect to the collateral.

Representations, Warranties and Covenants

The Second Lien Facility contains representations and affirmative covenants substantially similar to those contained in the ABL Credit Facility. The Second Lien Facility does not contain covenants that require us to maintain our financial condition, such as an interest coverage ratio or leverage ratio, but that facility does impose a number of negative covenants substantially similar to, but in some cases less restrictive than, those contained in the ABL Credit Facility.

Events of Default

The Second Lien Facility also contains customary events of default which are substantially similar to, but in some cases less restrictive than, those contained in the ABL Credit Facility, but the Second Lien Facility does not contain a cross-default to the ABL Credit Facility, other than a cross-payment default and cross-acceleration to the ABL Credit Facility.

DESCRIPTION OF NOTES

General

You can find definitions of certain terms used in the following summary under “—Certain Definitions.” As used in this “Description of Notes” section:

•	the “Company” means Neff Corp.;

•	the “outstanding notes” means the outstanding 10% Senior Notes due 2015 issued by us on May 31, 2007;

•	the “Exchange Notes” means the 10% Senior Notes due 2015 offered pursuant to this prospectus in exchange for all outstanding notes; and

•	the “Notes” means the outstanding notes and the exchange notes, in each case outstanding at any given time and issued under the Indenture.

We issued the outstanding notes to the initial purchasers on May 31, 2007. The initial purchasers subsequently resold the outstanding notes to qualified institutional buyers pursuant to Rule 144A under the Securities Act and to non-U.S. persons outside of the United States in reliance on Regulation S under the Securities Act. We issued the outstanding notes and we will issue the Exchange Notes under an indenture dated as of May 31, 2007 (the “Indenture”), among us, the Guarantors and Wells Fargo Bank, National Association, as trustee (the “Trustee”). The terms of the Exchange Notes are identical in all material respects to the outstanding notes except that, upon completion of the exchange offer, the exchange notes will be:

•	registered under the Securities Act; and

•	free of any covenants regarding exchange registration rights.

In addition, the Exchange Notes are new issues of securities and will not be listed on any securities exchange or included in any automated quotation system. The Indenture contains provisions that define your rights under the Notes. In addition, the Indenture governs our and each of the Guarantors’ obligations under the Notes. The terms of the notes include those stated in the Indenture and those made part of the Indenture by reference to the TIA as in effect on the Issue Date.

The following description is only a summary of the material provisions of the Indenture. It does not include all of the provisions of the Indenture. We urge you to read the Indenture as it, and not this description, defines your rights as holders of the Exchange Notes. We have filed a copy of the indenture with the SEC as an exhibit to the registration statement of which this prospectus is a part.

Brief Description of the Exchange Notes

The Exchange Notes will be:

•	unsecured Senior Indebtedness of the Company;

•

effectively subordinated to all secured Indebtedness of the Company to the extent of the value of the assets securing such secured Indebtedness and to all Indebtedness and other liabilities (including trade payables) of the Company’s Subsidiaries (other than Subsidiaries that become Subsidiary Guarantors pursuant to the provisions described below under “—Subsidiary Guarantees”);

•	pari passu in right of payment with all existing and future Senior Indebtedness of the Company; and

•	senior in right of payment to all existing and future Subordinated Obligations of the Company.

As of March 31, 2007, pro forma for the Transactions, the Company estimates that it would have had $739.4 million of Indebtedness, of which $509.4 million would have been secured, and $107.2 million of additional borrowing availability under the revolving portion of its ABL Credit Facility subject to, among other things, maintenance of a sufficient borrowing base under the ABL Credit Facility.

Brief Description of the Subsidiary Guarantees

Subsidiary Guarantees of Notes

The Company’s domestic subsidiaries are required to Guarantee the Notes to the extent such subsidiaries guarantee the Company’s Obligations under the Senior Secured Credit Facilities. See “Risk Factors—Risks Relating to our Indebtedness and this Offering—The lenders under the Senior Secured Credit Facilities will have the discretion to release the guarantors under the senior credit agreements in a variety of circumstances, which will cause those guarantors to be released from their guarantees of the notes.”

The Subsidiary Guarantees of any Subsidiary Guarantor in respect of the Notes will be:

•	unsecured Senior Indebtedness of such Subsidiary Guarantor;

•	effectively subordinated to all secured Indebtedness of such Subsidiary Guarantor to the extent of the value of the assets securing such secured Indebtedness;

•	pari passu in right of payment with all existing and future Senior Indebtedness of such Subsidiary Guarantor; and

•	senior in right of payment to all existing and future Guarantor Subordinated Obligations of such Subsidiary Guarantor.

Principal, Maturity and Interest

The Notes will mature on June 1, 2015. Each Note will bear interest at the applicable rate per annum shown on the front cover of this prospectus from May 31, 2007 or from the most recent date to which interest has been paid or provided for. Interest will be payable semiannually in cash to Holders of record at the close of business on the May 15 or November 15 immediately preceding the interest payment date, on June 1 and December 1 of each year, commencing December 1, 2007. Interest will be paid on the basis of a 360-day year consisting of twelve 30-day months.

The Notes will be issued initially in an aggregate principal amount of $230.0 million. Additional securities may be issued under the Indenture in one or more series from time to time (“Additional Notes”), subject to the limitations set forth under “—Certain Covenants—Limitation on Indebtedness,” which will vote as a class with the Notes and otherwise be treated as a single class for all purposes of the Indenture, including waivers, amendments, redemption and offers to purchase.

Other Terms

Principal of, and premium, if any, and interest on, the Notes will be payable, and such Notes may be exchanged or transferred, at the office or agency of the Company maintained for such purposes (which initially shall be the corporate trust office of the Trustee, with respect to Notes, except that, at the option of the Company, payment of interest may be made by check mailed to the address of the registered holders of such Notes as such address appears in the note register.

The Notes will be issued only in fully registered form, without coupons. The Notes will be issued only in minimum denominations of $2,000 (the “Minimum Denomination”) and any integral multiple of $1,000 in excess thereof.

The Notes are expected to be designated for trading in The PORTAL Market.

Optional Redemption

The Notes will be redeemable, at the Company’s option, at any time prior to maturity at varying redemption prices in accordance with the applicable provisions set forth below.

The Notes will be redeemable, at the Company’s option, in whole or in part, at any time and from time to time on and after June 1, 2011 and prior to maturity at the applicable redemption price set forth below. Such redemption may be made upon notice mailed by first-class mail to each Holder’s registered address, not less than 30 nor more than 60 days prior to the redemption date. The Company may provide in such notice that payment of the redemption price and the performance of the Company’s obligations with respect to such redemption may be performed by another Person. Any such redemption and notice may, in the Company’s discretion, be subject to the satisfaction of one or more conditions precedent, including but not limited to the occurrence of a Change of Control. The Notes will be so redeemable at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest, if any, to the relevant redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on June 1 of the years set forth below:

Redemption Period	Price
2011	105.0%
2012	102.5%
2013 and thereafter	100.0%

In addition, the Indenture provides that at any time and from time to time on or prior to June 1, 2010, the Company at its option may redeem Notes in an aggregate principal amount equal to up to 35% of the original aggregate principal amount of the Notes (including the principal amount of any Additional Notes), with funds in an equal aggregate amount (the “Redemption Amount”) not exceeding the aggregate proceeds of one or more Equity Offerings (as defined below), at a redemption price (expressed as a percentage of principal amount thereof) of 110%, plus accrued and unpaid interest, if any, to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that if Notes are redeemed, an aggregate principal amount of Notes equal to at least 65% of the aggregate principal amount of Notes issued under the Indenture (including the principal amount of any Additional Notes) must remain outstanding after each such redemption of Notes.

“Equity Offering” means a sale of Capital Stock (x) that is a sale of Capital Stock of the Company (other than Disqualified Stock or sales to Subsidiaries of the Company), or (y) proceeds of which in an amount equal to or exceeding the Redemption Amount are contributed to the equity capital of the Company or any of its Restricted Subsidiaries (other than proceeds from a sale to Subsidiaries of Capital Stock of the Company). Such redemption may be made upon notice mailed by first-class mail to each Holder’s registered address, not less than 30 nor more than 60 days prior to the redemption date (but in no event more than 90 days after the completion of the related Equity Offering). The Company may provide in such notice that payment of the redemption price and performance of the Company’s obligations with respect to such redemption may be performed by another Person. Any such notice may be given prior to the completion of the related Equity Offering, and any such redemption or notice may, at the Company’s discretion, be subject to the satisfaction of one or more conditions precedent, including but not limited to the completion of the related Equity Offering.

At any time prior to June 1, 2011, Notes may also be redeemed or purchased (by the Company or any other Person) in whole or in part, at the Company’s option, at a price (the “Redemption Price”) equal to 100% of the principal amount thereof plus the Applicable Premium as of, and accrued but unpaid interest, if any, to, the date of redemption or purchase (the “Redemption Date”) (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date). Such redemption or purchase may be made upon notice mailed by first-class mail to each Holder’s registered address, not less than 30 nor more than 60 days prior to the Redemption Date. The Company may provide in such notice that payment of the Redemption Price and performance of the Company’s obligations with respect to such redemption or purchase may be performed by another Person. Any such redemption, purchase or notice may, at the Company’s discretion, be subject to the satisfaction of one or more conditions precedent, including but not limited to the occurrence of a Change of Control.

“Applicable Premium” means, at any Redemption Date, the greater of (i) 1.0% of the principal amount of such Note and (ii) the excess of (A) the present value at such Redemption Date of (1) the redemption price of such Note on June 1, 2011 (such redemption price being that described in the second paragraph of this “Optional Redemption” section) plus (2) all required remaining scheduled interest payments due on such Note through such date, computed using a discount rate equal to the Treasury Rate plus 50 basis points, over (B) the principal amount of such Note on such Redemption Date; and, as calculated by the Company or on behalf of the Company by such Person as the Company shall designate; provided that such calculation shall not be a duty or obligation of the Trustee.

“Treasury Rate” means, with respect to a Redemption Date, the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H. 15(519) that has become publicly available at least two Business Days prior to such Redemption Date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from such Redemption Date to June 1, 2011; provided, however, that if the period from the Redemption Date to such date is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the Redemption Date to such date is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

Selection

In the case of any partial redemption, selection of the Notes for redemption will be made by the Trustee on a pro rata basis, by lot or by such other method as such Trustee in its sole discretion shall deem to be fair and appropriate, although no Note of the Minimum Denomination in original principal amount or less will be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note.

Subsidiary Guarantees

Pursuant to the Indenture, the Company will cause each Domestic Subsidiary that guarantees payment by the Company of any Indebtedness of the Company under the Senior Secured Credit Facilities to execute and deliver to the Trustee a supplemental indenture or other instrument pursuant to which such Domestic Subsidiary will guarantee payment of the Notes, whereupon such Domestic Subsidiary will become a Subsidiary Guarantor for all purposes under the Indenture. In addition, the Company may cause any Subsidiary that is not a Subsidiary Guarantor so to guarantee payment of the Notes and become a Subsidiary Guarantor.

Each Subsidiary Guarantor, as primary obligor and not merely as surety, will jointly and severally, irrevocably and fully and unconditionally Guarantee, on an unsecured senior basis the punctual payment when due, whether at Stated Maturity, by acceleration or otherwise, of all monetary obligations of the Company under the Indenture and the Notes, whether for principal of or interest on the Notes, expenses, indemnification or otherwise (all such obligations guaranteed by such Subsidiary Guarantors being herein called the “Subsidiary

Guaranteed Obligations”). Such Subsidiary Guarantor will agree to pay, in addition to the amount stated above, any and all reasonable out-of-pocket expenses (including reasonable counsel fees and expenses) incurred by the Trustee or the Holders in enforcing any rights under its Subsidiary Guarantee.

The obligations of each Subsidiary Guarantor will be limited to the maximum amount that shall, after giving effect to all other contingent and fixed liabilities of such Subsidiary Guarantor (including but not limited to any Guarantee by it of any Bank Indebtedness), result in the obligations of such Subsidiary Guarantor under the Subsidiary Guarantee not constituting a fraudulent conveyance or fraudulent transfer under applicable law, or being void or unenforceable under any law relating to insolvency of debtors.

Each such Subsidiary Guarantee shall be a continuing Guarantee and shall (i) remain in full force and effect until payment in full of the principal amount of all outstanding Notes (whether by payment at maturity, purchase, redemption, defeasance, retirement or other acquisition) and all other applicable Subsidiary Guaranteed Obligations then due and owing unless earlier terminated as described below, (ii) be binding upon such Subsidiary Guarantor and (iii) inure to the benefit of and be enforceable by the Trustee, the Holders and their permitted successors, transferees and assigns.

Notwithstanding the preceding paragraph, any Subsidiary Guarantor will automatically and unconditionally be released from all obligations under its Subsidiary Guarantee, and such Subsidiary Guarantee shall thereupon terminate and be discharged and of no further force or effect, (i) concurrently with any direct or indirect sale or disposition (by merger or otherwise) of any Subsidiary Guarantor or any interest therein in accordance with the terms of the Indenture (including the covenant described under “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock” and “—Merger and Consolidation”) by the Company or a Restricted Subsidiary, following which such Subsidiary Guarantor is no longer a Restricted Subsidiary of the Company, (ii) at any time that such Subsidiary Guarantor is released from all of its obligations under all of its Guarantees of payment by the Company of any Indebtedness of the Company under the Senior Secured Credit Facilities (it being understood that a release subject to contingent reinstatement is still a release, and that if any such Guarantee is so reinstated, such Subsidiary Guarantee shall also be reinstated to the extent that such Subsidiary Guarantor would then be required to provide a Subsidiary Guarantee pursuant to the covenant described under “—Certain Covenants—Future Subsidiary Guarantors”), (iii) upon the merger or consolidation of any Subsidiary Guarantor with and into either of the Company or another Subsidiary Guarantor that is the surviving Person in such merger or consolidation, or upon the liquidation of such Subsidiary Guarantor following the transfer of all of its assets to either of the Company or another Subsidiary Guarantor, (iv) concurrently with any Subsidiary Guarantor becoming an Unrestricted Subsidiary, (v) upon legal or covenant defeasance of the Company’s obligations, or satisfaction and discharge of the Indenture, or (vi) upon payment in full of the aggregate principal amount of all Notes then outstanding and all other applicable Subsidiary Guaranteed Obligations then due and owing. In addition, the Company will have the right, upon 30 days’ notice to the Trustee, to cause any Subsidiary Guarantor that has not guaranteed payment by the Company of any Indebtedness of the Company under the Senior Secured Credit Facilities to be unconditionally released from all obligations under its Subsidiary Guarantee, and such Subsidiary Guarantee shall thereupon terminate and be discharged and of no further force or effect. Upon any such occurrence specified in this paragraph, the Trustee shall execute any documents reasonably required in order to evidence such release, discharge and termination in respect of such Subsidiary Guarantee.

Neither the Company nor any such Subsidiary Guarantor shall be required to make a notation on the Notes to reflect any such Subsidiary Guarantee or any such release, termination or discharge.

Ranking

Notes and Related Subsidiary Guarantees

The indebtedness evidenced by the Notes (a) will be unsecured Senior Indebtedness of the Company, (b) will rank pari passu in right of payment with all existing and future Senior Indebtedness of the Company, and (c) will be senior in right of payment to all existing and future Subordinated Obligations of the Company. The

Notes will also be effectively subordinated to all secured Indebtedness (including the Senior Secured Credit Facilities) and other liabilities (including trade payables) of the Company to the extent of the value of the assets securing such Indebtedness, and to all Indebtedness of its Subsidiaries that are not Subsidiary Guarantors.

Each Subsidiary Guarantee in respect of Notes (a) will be unsecured Senior Indebtedness of the applicable Subsidiary Guarantor, (b) will rank pari passu in right of payment with all existing and future Senior Indebtedness of such Person and (c) will be senior in right of payment to all existing and future Guarantor Subordinated Obligations of such Person. Such Subsidiary Guarantee will also be effectively subordinated to all secured Indebtedness of such Person to the extent of the value of the assets securing such Indebtedness, and to all Indebtedness and other liabilities (including trade payables) of the Subsidiaries of such Person (other than any Subsidiaries that become Subsidiary Guarantors pursuant to the provisions described above under “—Subsidiary Guarantees”).

Claims of creditors of any of the Company’s Subsidiaries, including trade creditors, and claims of preferred shareholders (if any) of such Subsidiaries will have priority with respect to the assets and earnings of such Subsidiaries over the claims of creditors of the Company, including holders of the Notes, unless such Subsidiary is a Subsidiary Guarantor. The Notes, therefore, will be effectively subordinated to creditors (including trade creditors) and preferred shareholders (if any) of other Subsidiaries of the Company (other than Subsidiaries that become Subsidiary Guarantors). Certain of the operations of a Subsidiary Guarantor may be conducted through Subsidiaries thereof that are not also Subsidiary Guarantors. Claims of creditors of such Subsidiaries, including trade creditors, and claims of preferred shareholders (if any) of such Subsidiaries will have priority with respect to the assets and earnings of such Subsidiaries over the claims of creditors of such Subsidiary Guarantor, including claims under its Subsidiary Guarantee of the Notes. Such Subsidiary Guarantee, if any, therefore, will be effectively subordinated to creditors (including trade creditors) and preferred shareholders (if any) of such Subsidiaries. Although the Indenture limits the incurrence of Indebtedness (including preferred stock) by certain of the Company’s Subsidiaries, such limitation is subject to a number of significant qualification.

Change of Control

Upon the occurrence after the Issue Date of a Change of Control (as defined below), each Holder of Notes will have the right to require the Company to repurchase all or any part of such Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that the Company shall not be obligated to repurchase Notes pursuant to this covenant in the event that it has exercised their right to redeem all of the Notes as described above under “—Optional Redemption.” The Transactions shall not constitute or give rise to a Change of Control.

The term “Change of Control” means the occurrence of any of the following after the Issue Date:

(i) the sale, lease or transfer, in one or a series of related transactions (other than by way of merger or consolidation), of all or substantially all of the assets of the Company and its Restricted Subsidiaries, taken as a whole, to any Person other than one or more Permitted Holders; or

(ii) the Company becomes aware of (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) the acquisition by (A) any Person (other than one or more Permitted Holders) or (B) Persons (other than one or more Permitted Holders) that are together (1) a group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), or (2) are acting, for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), as a group, in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision) of more than 50% of the total voting power of the Voting Stock of the Company or any of its direct or indirect parent companies holding directly or indirectly more than 50% of the total voting power of the Voting Stock of the Company.

Unless the Company has exercised its right to redeem all the Notes as described above under “—Optional Redemption,” the Company shall, not later than 30 days following the date the Company obtains actual knowledge of any Change of Control having occurred, mail a notice (a “Change of Control Offer”) to each Holder with a copy to the Trustee stating: (1) that a Change of Control has occurred or may occur and that such Holder has, or upon such occurrence will have, the right to require the Company to purchase such Holder’s Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of Holders of record on a record date to receive interest on the relevant interest payment date); (2) the circumstances and relevant facts and financial information regarding such Change of Control; (3) the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); (4) the instructions determined by the Company, consistent with this covenant, that a Holder must follow in order to have its Notes purchased; and (5) if such notice is mailed prior to the occurrence of a Change of Control, that such offer is conditioned on the occurrence of such Change of Control. No Note will be repurchased in part if less than the Minimum Denomination in original principal amount of such Note would be left outstanding.

The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue thereof.

The Change of Control purchase feature is a result of negotiations between the Company and the Initial Purchasers. The Company has no present plans to engage in a transaction involving a Change of Control, although it is possible that the Company could decide to do so in the future. Subject to the limitations discussed below, the Company could, in the future, enter into certain transactions, including acquisitions, refinancings or recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of Indebtedness outstanding at such time or otherwise affect the Company’s capital structure or credit ratings. Restrictions on the ability of the Company to Incur additional Indebtedness are contained in the covenants described under “—Certain Covenants—Limitation on Indebtedness” and “—Certain Covenants— Limitation on Liens.” Such restrictions can only be waived with the consent of the Holders of a majority in principal amount of the Notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture will not contain any covenants or provisions that may afford Holders protection in the event of a highly leveraged transaction.

The occurrence of a Change of Control would constitute a default under each of the ABL Agreement and the Second Lien Credit Agreement. Agreements governing future Indebtedness of the Company may contain prohibitions of certain events that would constitute a Change of Control or require such Indebtedness to be repurchased or repaid upon a Change of Control. The agreements governing future Indebtedness of the Company may prohibit the Company from repurchasing the Notes upon a Change of Control unless the Indebtedness governed by such agreements governing such future Indebtedness, as the case may be, has been repurchased or repaid (or an offer made to effect such repurchase or repayment has been made and the Indebtedness of those creditors accepting such offer has been repurchased or repaid) and/or other specified requirements have been met. Moreover, the exercise by the Holders of their right to require the Company to repurchase the Notes could cause a default under such agreements, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Company and its Subsidiaries. Finally, the Company’s ability to pay cash to the Holders upon a repurchase may be limited by the Company’s then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases. The provisions under the Indenture relating to the Company’s obligation to make an offer to purchase the Notes as a result of a Change of Control may be waived or modified with the written consent of the Holders of a majority in principal amount of the Notes. As described above under “—Optional Redemption,” the Company also has the right to redeem the Notes at specified prices, in whole or in part, upon a Change of Control or otherwise.

The definition of Change of Control includes a phrase relating to the sale or other transfer of “all or substantially all” of the Company’s assets. Although there is a limited body of case law interpreting the phrase “substantially all,” it is generally recognized that no precise definition of such phrase exists under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty in ascertaining whether a particular transaction would involve a disposition of “all or substantially all” of the assets of the Company, and therefore it may be unclear as to whether a Change of Control has occurred and whether the holders of the Notes have the right to require the Company to repurchase such Notes.

Certain Covenants

The Indenture contains covenants including, among others, the covenants as described below.

Limitation on Indebtedness. The Indenture provides as follows:

(a) The Company will not, and will not permit any Restricted Subsidiary to, Incur any Indebtedness; provided, however, that the Company or any Restricted Subsidiary may Incur Indebtedness if on the date of the Incurrence of such Indebtedness, after giving effect to the Incurrence thereof, the Consolidated Coverage Ratio would be greater than 2.00:1.00.

(b) Notwithstanding the foregoing paragraph (a), the Company and its Restricted Subsidiaries may Incur the following Indebtedness:

(i) Indebtedness Incurred pursuant to any Credit Facility (including but not limited to in respect of letters of credit or bankers’ acceptances issued or created thereunder) and Indebtedness Incurred other than under any Credit Facility, and (without limiting the foregoing), in each case, any Refinancing Indebtedness in respect thereof, in a maximum principal amount at any time outstanding not exceeding in the aggregate the amount equal to (A) $290.0 million, plus (B) the greater of (1) $350.0 million less the aggregate principal amount of Indebtedness Incurred by Special Purpose Entities that are Domestic Subsidiaries and then outstanding pursuant to clause (xiii) of this paragraph (b) and (2) an amount equal to the Borrowing Base less the aggregate principal amount of Indebtedness Incurred by Special Purpose Subsidiaries that are Domestic Subsidiaries and then outstanding pursuant to clause (xiii) of this paragraph (b), plus (C) in the event of any refinancing of any such Indebtedness, the aggregate amount of fees, underwriting discounts, premiums and other costs and expenses incurred in connection with such refinancing;

(ii) Indebtedness (A) of any Restricted Subsidiary to the Company or (B) of the Company or any Restricted Subsidiary to any Restricted Subsidiary; provided that any subsequent issuance or transfer of any Capital Stock of such Restricted Subsidiary to which such Indebtedness is owed, or other event, that results in such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of such Indebtedness (except to the Company or a Restricted Subsidiary) will be deemed, in each case, an Incurrence of such Indebtedness by the issuer thereof not permitted by this clause (ii);

(iii) Indebtedness represented by the Notes, any Indebtedness (other than the Indebtedness described in clause (ii) above) outstanding on the Issue Date and any Refinancing Indebtedness Incurred in respect of any Indebtedness described in this clause (iii) or paragraph (a) above;

(iv) Purchase Money Obligations and Capitalized Lease Obligations, and any Refinancing Indebtedness with respect thereto not to exceed the greater of (A) $40.0 million and (B) 8% of Consolidated Tangible Assets, in an aggregate amount outstanding at any one time;

(v) Indebtedness consisting of accommodation guarantees for the benefit of trade creditors of the Company or any of its Restricted Subsidiaries;

(vi)(A) Guarantees by the Company or any Restricted Subsidiary of Indebtedness or any other obligation or liability of the Company or any Restricted Subsidiary (other than any Indebtedness Incurred by the Company or such Restricted Subsidiary, as the case may be, in violation of the covenant described under “—Limitation on Indebtedness”), or (B) without limiting the covenant described under “—Limitation on Liens,” Indebtedness of the Company or any Restricted Subsidiary arising by reason of any Lien granted by or applicable to such Person securing Indebtedness of the Company or any Restricted Subsidiary (other than any Indebtedness Incurred by the Company or such Restricted Subsidiary, as the case may be, in violation of the covenant described under “—Limitation on Indebtedness”);

(vii) Indebtedness of the Company or any Restricted Subsidiary (A) arising from the honoring of a check, draft or similar instrument of such Person drawn against insufficient funds, provided that such Indebtedness is extinguished within five Business Days of its Incurrence, or (B) consisting of guarantees, indemnities, obligations in respect of earnouts or other purchase price adjustments, or similar obligations, Incurred in connection with the acquisition or disposition permitted by the Indenture of any business, assets or Person after the Issue Date;

(viii) Indebtedness of the Company or any Restricted Subsidiary in respect of (A) letters of credit, bankers’ acceptances or other similar instruments or obligations issued, or relating to liabilities or obligations incurred, in the ordinary course of business (including those issued to governmental entities in connection with self-insurance under applicable workers’ compensation statutes), or (B) completion guarantees, surety, judgment, appeal or performance bonds, or other similar bonds, instruments or obligations, provided, or relating to liabilities or obligations incurred, in the ordinary course of business, or (C) Hedging Obligations, entered into for bona fide hedging purposes, or (D) the financing of insurance premiums in the ordinary course of business, or (E) netting, overdraft protection and other arrangements arising under standard business terms of any bank at which the Company or any Restricted Subsidiary maintains an overdraft, cash pooling or other similar facility or arrangement;

(ix) Acquired Indebtedness of any Person that is assumed by the Company or any Restricted Subsidiary in connection with its acquisition of assets from such Person or any Affiliate thereof or is issued and outstanding on or prior to the date on which such Person was acquired by the Company or any Restricted Subsidiary or merged or consolidated with or into any Restricted Subsidiary (other than Indebtedness Incurred to finance, or otherwise Incurred in connection with, such acquisition); provided that on the date of such acquisition, merger or consolidation, after giving effect thereto, (1) the Company could Incur at least $1.00 of additional Indebtedness pursuant to paragraph (a) above or (2) the Consolidated Coverage Ratio is greater than the ratio immediately prior to such acquisition, consolidation or merger; and any Refinancing Indebtedness with respect to any such Indebtedness;

(x) Indebtedness of the Company or any Restricted Subsidiary in an aggregate principal amount at any time outstanding not exceeding an amount equal to the greater of (x) $40.0 million or (y) 8% of Consolidated Tangible Assets;

(xi) the incurrence by the Company or any Guarantor of Indebtedness evidenced by promissory notes subordinated to the Notes issued to current or former employees, officers, directors or consultants of the Company or any Subsidiary of the Company (or their respective spouses) in lieu of cash payments for Capital Stock being repurchased from such Persons in an aggregate principal amount not to exceed $10.0 million;

(xii) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness, to the extent the proceeds of such Indebtedness are at the time of such incurrence deposited and used to defease the Notes in whole and not in part as described under “—Legal Defeasance and Covenant Defeasance” and in accordance with the Indenture; and

(xiii) Indebtedness (A) of a Special Purpose Subsidiary secured by a Lien on all or part of the assets disposed of in, or otherwise Incurred in connection with, a Financing Disposition or

(B) otherwise Incurred in connection with a Special Purpose Financing; provided that (1) such Indebtedness is not recourse to the Company or any Restricted Subsidiary that is not a Special Purpose Subsidiary (other than with respect to Special Purpose Financing Undertakings), (2) in the event such Indebtedness shall become recourse to the Company or any Restricted Subsidiary that is not a Special Purpose Subsidiary (other than with respect to Special Purpose Financing Undertakings), such Indebtedness will be deemed to be, and must be classified by the Company as, Incurred at such time (or at the time initially Incurred) under one or more of the other provisions of this covenant for so long as such Indebtedness shall be so recourse; and (3) in the event that at any time thereafter such Indebtedness shall comply with the provisions of the preceding subclause (1), the Company may classify such Indebtedness in whole or in part as Incurred under this clause (xiii).

(c) For purposes of determining compliance with, and the outstanding principal amount of any particular Indebtedness Incurred pursuant to and in compliance with, this covenant, (i) any other obligation of the obligor on such Indebtedness (or of any other Person who could have Incurred such Indebtedness under this covenant) arising under any Guarantee, Lien or letter of credit, bankers’ acceptance or other similar instrument or obligation supporting such Indebtedness shall be disregarded to the extent that such Guarantee, Lien or letter of credit, bankers’ acceptance or other similar instrument or obligation secures the principal amount of such Indebtedness; (ii) in the event that Indebtedness meets the criteria of more than one of the types of Indebtedness described in paragraph (a) or (b) above, the Company, in its sole discretion, shall classify (or reclassify) such item of Indebtedness and may include the amount and type of such Indebtedness in one or more of such clauses (including in part under one such clause and in part under another such clause); and (iii) the amount of Indebtedness issued at a price that is less than the principal amount thereof shall be equal to the amount of the liability in respect thereof determined in good faith in accordance with GAAP.

(d) For purposes of determining compliance with any dollar-denominated restriction on the Incurrence of Indebtedness denominated in a foreign currency, the dollar-equivalent principal amount of such Indebtedness Incurred pursuant thereto shall be calculated based on the relevant currency exchange rate in effect on the date that such Indebtedness was Incurred, in the case of term Indebtedness, or first committed, in the case of revolving credit Indebtedness; provided that (x) the dollar-equivalent principal amount of any such Indebtedness outstanding on the Issue Date shall be calculated based on the relevant currency exchange rate in effect on the Issue Date, (y) if such Indebtedness is Incurred to refinance other Indebtedness denominated in a foreign currency (or in a different currency from such Indebtedness so being Incurred), and such refinancing would cause the applicable dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed (i) the outstanding or committed principal amount (whichever is higher) of such Indebtedness being refinanced plus (ii) the aggregate amount of fees, underwriting discounts, premiums and other costs and expenses incurred in connection with such refinancing and (z) the dollar-equivalent principal amount of Indebtedness denominated in a foreign currency and Incurred pursuant to a Senior Secured Credit Facility shall be calculated based on the relevant currency exchange rate in effect on, at the Company’s option, (i) the Issue Date, (ii) any date on which any of the respective commitments under such Senior Secured Credit Facility shall be reallocated between or among facilities or subfacilities thereunder, or on which such rate is otherwise calculated for any purpose thereunder, or (iii) the date of such Incurrence. The principal amount of any Indebtedness Incurred to refinance other Indebtedness, if Incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such respective Indebtedness is denominated that is in effect on the date of such refinancing.

Limitation on Restricted Payments. The Indenture provides as follows:

(a) The Company shall not, and shall not permit any Restricted Subsidiary, directly or indirectly, to (i) declare or pay any dividend or make any distribution on or in respect of its Capital Stock (including any such payment in connection with any merger or consolidation to which the Company is a party) except dividends or distributions payable solely in its Capital Stock (other than Disqualified Stock) and dividends or distributions payable to the Company or any Restricted Subsidiary (and, in the case of any such Restricted Subsidiary making such dividend or distribution, to other holders of its Capital Stock on no more than a pro rata basis, measured by value), (ii) purchase, redeem, retire or otherwise acquire for value any Capital Stock of the Company held by Persons other than the Company or a Restricted Subsidiary (other than any acquisition of Capital Stock deemed to occur upon the exercise of options if such Capital Stock represents a portion of the exercise price thereof), (iii) voluntarily purchase, repurchase, redeem, defease or otherwise voluntarily acquire or retire for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment, any Subordinated Obligations (other than a purchase, repurchase, redemption, defeasance or other acquisition or retirement for value in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such acquisition or retirement) or (iv) make any Investment (other than a Permitted Investment) in any Person (any such dividend, distribution, purchase, repurchase, redemption, defeasance, other acquisition or retirement or Investment being herein referred to as a “Restricted Payment”), if at the time the Company or such Restricted Subsidiary makes such Restricted Payment and after giving effect thereto:

(1) a Default shall have occurred and be continuing (or would result therefrom);

(2) the Company could not Incur at least an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under “—Limitation on Indebtedness”; or

(3) the aggregate amount of such Restricted Payment and all other Restricted Payments (the amount so expended, if other than in cash, to be as determined in good faith by the Board of Directors, whose determination shall be conclusive and evidenced by a resolution of the Board of Directors) declared or made subsequent to the Issue Date and then outstanding would exceed, without duplication, the sum of:

(A) 50% of the Consolidated Net Income accrued during the period (treated as one accounting period) beginning on the first day of the first fiscal quarter to commence after the Issue Date to the end of the most recent fiscal quarter ending prior to the date of such Restricted Payment for which consolidated financial statements of the Company are available (or, in case such Consolidated Net Income shall be a negative number, 100% of such negative number);

(B) the aggregate Net Cash Proceeds and the fair value (as determined in good faith by the Board of Directors) of property or assets received (x) by the Company as capital contributions to the Company after the Issue Date or from the issuance or sale (other than to a Restricted Subsidiary) of its Capital Stock (other than Disqualified Stock) after the Issue Date (other than Excluded Contributions) or (y) by the Company or any Restricted Subsidiary from the issuance and sale by the Company or any Restricted Subsidiary after the Issue Date of Indebtedness that shall have been converted into or exchanged for Capital Stock of the Company or any Parent (other than Disqualified Stock), plus the amount of any cash and the fair value (as determined in good faith by the Board of Directors) of any property or assets, received by the Company or any Restricted Subsidiary upon such conversion or exchange;

(C) the aggregate amount equal to the net reduction in Investments in Unrestricted Subsidiaries resulting from (i) dividends, distributions, interest payments, return of capital, repayments of Investments or other transfers of assets to the Company or any Restricted Subsidiary from any Unrestricted Subsidiary, including dividends or other distributions related to dividends on other distributions made pursuant to clause (x) of the following paragraph (b), or (ii) the redesignation of any Unrestricted Subsidiary as a Restricted Subsidiary (valued in each case as provided in the definition of “Investment”); and

(D) in the case of any disposition or repayment of any Investment constituting a Restricted Payment (without duplication of any amount deducted in calculating the amount of Investments at any time outstanding included in the amount of Restricted Payments), an amount in the aggregate equal to the lesser of the return of capital, repayment or other proceeds with respect to all such Investments received by the Company or a Restricted Subsidiary and the initial amount of all such Investments constituting Restricted Payments.

(b) The provisions of the foregoing paragraph (a) do not prohibit any of the following (each, a “Permitted Payment”):

(i) any purchase, redemption, repurchase, defeasance or other acquisition or retirement of Capital Stock of the Company or Subordinated Obligations made by exchange (including any such exchange pursuant to the exercise of a conversion right or privilege in connection with which cash is paid in lieu of the issuance of fractional shares) for, or out of the proceeds of the substantially concurrent issuance or sale of, Capital Stock of the Company (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary) or a substantially concurrent capital contribution to the Company, in each case other than Excluded Contributions; provided that the Net Cash Proceeds from such issuance, sale or capital contribution shall be excluded in subsequent calculations under clause (3)(B) of the preceding paragraph (a);

(ii) any purchase, redemption, repurchase, defeasance or other acquisition or retirement of Subordinated Obligations (w) made by exchange for, or out of the proceeds of the substantially concurrent issuance or sale of, Indebtedness of the Company or Refinancing Indebtedness Incurred in compliance with the covenant described under “—Limitation on Indebtedness,” (x) from Net Available Cash to the extent permitted under clause (a)(iii)(C) of “—Limitation on Sales of Assets and Subsidiary Stock,” (y) following the occurrence of a Change of Control (or other similar event described therein as a “change of control”), but only if the Company shall have complied with the covenant described under “—Change of Control” and, if required, purchased all Notes tendered pursuant to the offer to repurchase all the Notes required thereby, prior to purchasing or repaying such Subordinated Obligations or (z) constituting Acquired Indebtedness;

(iii) dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividend would have complied with the preceding paragraph (a);

(iv) Investments or other Restricted Payments in an aggregate amount outstanding at any time not to exceed the amount of Excluded Contributions;

(v) loans, advances, dividends or distributions by the Company to any Parent to permit any Parent to repurchase or otherwise acquire its Capital Stock (including any options, warrants or other rights in respect thereof), or payments by the Company to repurchase or otherwise acquire Capital Stock of any Parent or the Company (including any options, warrants or other rights in respect thereof), in each case from Management Investors, such payments, loans, advances, dividends or distributions not to exceed an amount (net of repayments of any such loans or advances) equal to (x)(1) $8.0 million, plus (2) $2.0 million multiplied by the number of calendar years that have commenced since the Issue Date, plus (y) the Net Cash Proceeds received by the Company since the Issue Date from, or as a capital contribution from, the issuance or sale to Management Investors of Capital Stock (including any options, warrants or other rights in respect thereof) to the extent such Net Cash Proceeds are not included in any calculations under clause 3(B)(x) of the preceding paragraph (a), plus (z) the cash proceeds of key man life insurance policies received by the Company or any Restricted Subsidiary (or by any Parent and contributed to the Company) since the Issue Date to the extent such cash proceeds are not included in any calculation under clause (3)(A) of the preceding paragraph (a);

(vi) the payment by the Company of, or loans, advances, dividends or distributions by the Company to any Parent to pay, dividends on the common stock or equity of the Company or any Parent following a public offering of such common stock or equity in an amount not to exceed in any fiscal year 6% of the aggregate gross proceeds received by the Company (whether directly, or indirectly through a contribution to common equity capital) in or from such public offering;

(vii) Restricted Payments (including loans or advances) in an aggregate amount outstanding at any time not to exceed an amount (net of repayments of any such loans or advances) equal to $15.0 million;

(viii) loans, advances, dividends or distributions to any Parent or other payments by the Company or any Restricted Subsidiary (A) to satisfy or permit any Parent to satisfy obligations under the Advisory Agreement, or (B) to pay or permit any Parent to pay any Parent Expenses or any Related Taxes;

(ix) payments by the Company, or loans, advances, dividends or distributions by the Company to any Parent to make payments, to holders of Capital Stock of the Company or any Parent in lieu of issuance of fractional shares of such Capital Stock, not to exceed $1.0 million in the aggregate;

(x) dividends or other distributions of Capital Stock, Indebtedness or other securities of Unrestricted Subsidiaries;

(xi) repurchases of Capital Stock deemed to occur upon the exercise of stock options if such Capital Stock represents a portion of the exercise price thereof and repurchases of Capital Stock deemed to occur upon the withholding of a portion of the Capital Stock granted or awarded to an officer, director or employee to pay for the taxes payable by such Person upon such grant or award;

(xii) any purchase or repayment of any Subordinated Obligation upon a Change of Control or an Asset Sale to the extent required by the agreement governing such Subordinated Obligation but only if:

(a) in the case of a Change of Control, the Company shall have complied with all its their obligations described under “—Change of Control” and purchased all the Notes tendered pursuant to the Change of Control Offer required thereby prior to purchasing or repaying such Subordinated Obligation; or

(b) in the case of an Asset Sale, the Company shall have applied the Net Cash Proceeds from such Asset Sale in accordance with the covenant described under “—Limitation on Asset Sales”;

provided that (i) in the case of clauses (a) and (b), the purchase price (stated as a percentage of principal amount or issue price plus accrued original discount, if less) of such Subordinated Obligation shall not be greater than the price (stated as a percentage of principal amount) of the Notes pursuant to any Change of Control Offer or Net Proceeds Offer, and (ii) in the case of an Asset Sale, the aggregate amount of such Subordinated Obligation that the Company may purchase or repay shall not exceed the amount of unutilized Net Cash Proceeds, if any, remaining after the Company have purchased all Notes tendered pursuant to such Net Proceeds Offer;

(xiii) the declaration and payment of dividends to holders of any class or series of Disqualified Stock, or of any Preferred Stock of a Restricted Subsidiary Incurred in accordance with the terms of the covenant described under “—Certain Covenants—Limitation on Indebtedness”;

(xiv) any Restricted Payment pursuant to or in connection with the Transactions;

(xv) payments permitted by clause (xi) of “Limitation of Indebtedness”; and

(xvi) the payment of Special Purpose Financing Fees.

provided that (A) in the case of clauses (iii) and (vi) , the net amount of any such Permitted Payment shall be included in subsequent calculations of the amount of Restricted Payments, (B) in all cases other than pursuant to clause (A) immediately above, the net amount of any such Permitted Payment shall be excluded in subsequent calculations of the amount of Restricted Payments and (C) solely with respect to clause (vi), no Default or Event of Default shall have occurred or be continuing at the time of any such Permitted Payment after giving effect thereto.

Limitation on Restrictions on Distributions from Restricted Subsidiaries. The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, create or otherwise cause to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary that is not a Guarantor to (i) pay dividends or make any other distributions on its Capital Stock or pay any Indebtedness or other obligations owed to the Company, (ii) make any loans or advances to the Company or (iii) transfer any of its property or assets to the Company (provided that dividend or liquidation priority between classes of Capital Stock, or subordination of any obligation (including the application of any remedy bars thereto) to any other obligation, will not be deemed to constitute such an encumbrance or restriction), except any encumbrance or restriction:

(1) pursuant to an agreement or instrument in effect at or entered into on the Issue Date, any Credit Facility, the Indenture or the Notes;

(2) pursuant to any agreement or instrument of a Person, or relating to Indebtedness or Capital Stock of a Person, which Person is acquired by or merged or consolidated with or into the Company or any Restricted Subsidiary, or which agreement or instrument is assumed by the Company or any Restricted Subsidiary in connection with an acquisition of assets from such Person, as in effect at the time of such acquisition, merger or consolidation (except to the extent that such Indebtedness was incurred to finance, or otherwise in connection with, such acquisition, merger or consolidation); provided that for purposes of this clause (2), if a Person other than the Company is the Successor Company with respect thereto, any Subsidiary thereof or agreement or instrument of such Person or any such Subsidiary shall be deemed acquired or assumed, as the case may be, by the Company or a Restricted Subsidiary, as the case may be, when such Person becomes such Successor Company;

(3) pursuant to an agreement or instrument (a “Refinancing Agreement”) effecting a refinancing of Indebtedness Incurred pursuant to, or that otherwise extends, renews, refunds, refinances or replaces, an agreement or instrument referred to in clause (1) or (2) of this covenant or this clause (3) (an “Initial Agreement”) or contained in any amendment, supplement or other modification to an Initial Agreement (an “Amendment”); provided, however, that the encumbrances and restrictions contained in any such Refinancing Agreement or Amendment taken as a whole are not materially less favorable to the Holders of the Notes than encumbrances and restrictions contained in the Initial Agreement or Initial Agreements to which such Refinancing Agreement or Amendment relates (as determined in good faith by the Company);

(4)(A) that restricts in a customary manner the subletting, assignment or transfer of any property or asset that is subject to a lease, license or similar contract, or the assignment or transfer of any lease, license or similar contract, (B) by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of the Company or any Restricted Subsidiary not otherwise prohibited by the Indenture, (C) contained in mortgages, pledges or other security agreements securing Indebtedness of a Restricted Subsidiary to the extent restricting the transfer of the property or assets subject thereto, (D) pursuant to customary provisions restricting dispositions of real property interests set forth in any reciprocal easement agreements of the Company or any Restricted Subsidiary, (E) pursuant to Purchase Money Obligations that impose encumbrances or restrictions on the property or assets so acquired, (F) on cash or other deposits or net worth imposed by customers or suppliers under agreements entered into in the ordinary course of business, (G) pursuant to customary provisions contained in agreements and instruments entered into in the ordinary course of business (including but not limited to leases and joint venture and other similar agreements entered into in the ordinary course of business), (H) that arises or is agreed to in the ordinary course of business and does not detract from the value of property or assets of the Company or any Restricted Subsidiary in any manner material to the Company or such Restricted Subsidiary or (I) pursuant to Hedging Obligations;

(5) with respect to a Restricted Subsidiary (or any of its property or assets) imposed pursuant to an agreement entered into for the direct or indirect sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary (or the property or assets that are subject to such restriction) pending the closing of such sale or disposition;

(6) by reason of any applicable law, rule, regulation or order, or required by any regulatory authority having jurisdiction over the Company or any Restricted Subsidiary or any of their businesses; or

(7) pursuant to an agreement or instrument (A) relating to any Indebtedness permitted to be Incurred subsequent to the Issue Date pursuant to the provisions of the covenant described under “—Limitation on Indebtedness” (i) if the encumbrances and restrictions contained in any such agreement or instrument taken as a whole are not materially less favorable to the Holders of the Notes than the encumbrances and restrictions contained in the Initial Agreements (as determined in good faith by the Company), or (ii) if such encumbrance or restriction is not materially more disadvantageous to the Holders of the Notes than is customary in comparable financings (as determined in good faith by the Company) and either (x) the Company determines in good faith that such encumbrance or restriction will not materially affect the Company’s ability to make principal or interest payments on the Notes or (y) such encumbrance or restriction applies only if a default occurs in respect of a payment or financial covenant relating to such Indebtedness or (B) relating to Indebtedness of or a Financing Disposition by or to or in favor of any Special Purpose Entity.

Limitation on Sales of Assets and Subsidiary Stock. The Indenture provides as follows (except as described with respect to the Indenture):

(a) The Company will not, and will not permit any Restricted Subsidiary to, make any Asset Disposition unless:

(i) the Company or such Restricted Subsidiary receives consideration (including by way of relief from, or by any other Person assuming responsibility for, any liabilities, contingent or otherwise) at the time of such Asset Disposition at least equal to the fair market value of the shares and assets subject to such Asset Disposition, as such fair market value may be determined (and shall be determined, to the extent such Asset Disposition or any series of related Asset Dispositions involves aggregate consideration in excess of $5.0 million) in good faith by the Board of Directors, whose determination shall be conclusive (including as to the value of all noncash consideration),

(ii) in the case of any Asset Disposition (or series of related Asset Dispositions) having a fair market value of $5.0 million or more, at least 75% of the consideration therefor (excluding, in the case of an Asset Disposition (or series of related Asset Dispositions), any consideration by way of relief from, or by any other Person assuming responsibility for, any liabilities, contingent or otherwise, that are not Indebtedness) received by the Company or such Restricted Subsidiary, is in the form of cash, and

(iii) an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by the Company (or any Restricted Subsidiary, as the case may be) as follows:

(A) first, either (x) to the extent the Company prepays, repays or purchases any Bank Indebtedness, other Senior Indebtedness secured by any Permitted Lien on the assets that are subject to such Asset Disposition or any Indebtedness of a Restricted Subsidiary that is not a Subsidiary Guarantor or (in the case of letters of credit, bankers’ acceptances or other similar instruments) cash collateralizes any such Indebtedness (in each case other than Indebtedness owed to the Company or a Restricted Subsidiary) within 365 days after the later of the date of such Asset Disposition and the date of receipt of such Net Available Cash, or (y) to the extent the Company or such Restricted Subsidiary invests in Additional Assets (including by means of an investment in Additional Assets by a Restricted Subsidiary with an amount equal to Net Available Cash received by the Company or another Restricted Subsidiary) within 365 days from the later of the date of such Asset Disposition and the date of receipt of such Net Available Cash; provided that a binding commitment to reinvest in Additional Assets shall be treated as a permitted application of the Net Available Cash from the date of such commitment to the 545th day after receipt of the Net Available Cash of the applicable Asset Sale so long as the Company or such Restricted Subsidiary enters into such commitment with the good faith expectation that such Net Available Cash will be applied to satisfy such commitment on or prior to the 545th day after receipt of the Net Available Cash of the applicable Asset Sale;

(B) second, to the extent of the balance of such Net Available Cash after application in accordance with clause (A) above (such balance, the “Excess Proceeds”), to make an offer to purchase Notes of the applicable class and (to the extent the Company or such Restricted Subsidiary elects, or is required by the terms thereof) to purchase, redeem or repay any other Senior Indebtedness of the Company or a Restricted Subsidiary, pursuant and subject to the conditions of the Indenture and the agreements governing such other Indebtedness; and

(C) third, to the extent of the balance of such Net Available Cash after application in accordance with clauses (A) and (B) above, to fund (to the extent consistent with any other applicable provision of the Indenture) any general corporate purpose (including but not limited to the repurchase, repayment or other acquisition or retirement of any Subordinated Obligations);

provided, however, that in connection with any prepayment, repayment or purchase of Indebtedness pursuant to clause (A)(x) or (B) above, the Company or such Restricted Subsidiary will retire such Indebtedness and will cause the related loan commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased.

Pending the final application of any such Net Cash Proceeds, the Company or such Restricted Subsidiary may temporarily reduce Indebtedness under a revolving credit facility, if any, or otherwise invest such Net Cash Proceeds in Temporary Cash Investments.

Notwithstanding the foregoing provisions of this covenant, the Company and the Restricted Subsidiaries shall not be required to apply any Net Available Cash or equivalent amount in accordance with this covenant except to the extent that the aggregate Net Available Cash from all Asset Dispositions or equivalent amount that is not applied in accordance with this covenant exceeds $15.0 million; provided that after making an offer to purchase Notes as provided above, such amount shall be reset to zero. If the aggregate principal amount of Notes or other Indebtedness of the Company or a Restricted Subsidiary validly tendered and not withdrawn (or otherwise subject to purchase, redemption or repayment) in connection with an offer pursuant to clause (B) above exceeds the Excess Proceeds, the Excess Proceeds will be apportioned between the Notes and such other Indebtedness of the Company or a Restricted Subsidiary, with the portion of the Excess Proceeds payable in respect of the Notes to equal the lesser of (x) the Excess Proceeds amount multiplied by a fraction, the numerator of which is the outstanding principal amount of the Notes and the denominator of which is the sum of the outstanding principal amount of the Notes and the outstanding principal amount of the relevant other Indebtedness of the Company or a Restricted Subsidiary, and (y) the aggregate principal amount of Notes validly tendered and not withdrawn.

For the purposes of clause (ii) of paragraph (a) above, the following are deemed to be cash: (1) Temporary Cash Investments and Cash Equivalents, (2) the assumption of Indebtedness of the Company (other than Disqualified Stock of the Company) or any Restricted Subsidiary and the release of the Company or such Restricted Subsidiary from all liability on payment of the principal amount of such Indebtedness in connection with such Asset Disposition, (3) Indebtedness of any Restricted Subsidiary that is no longer a Restricted Subsidiary as a result of such Asset Disposition, to the extent that the Company and each other Restricted Subsidiary are released from any Guarantee of payment of the principal amount of such Indebtedness in connection with such Asset Disposition, (4) securities received by the Company or any Restricted Subsidiary from the transferee that are converted by the Company or such Restricted Subsidiary into cash within 180 days, (5) consideration consisting of Indebtedness of the Company or any Restricted Subsidiary and (6) Additional Assets.

(b) In the event of an Asset Disposition that requires the purchase of Notes pursuant to clause (iii)(B) of paragraph (a) above, the Company will be required to purchase Notes tendered pursuant to an offer by the Company for the Notes (the “Offer”) at a purchase price of 100% of their principal amount plus accrued and unpaid interest to the Purchase Date in accordance with the procedures (including prorating in the event of oversubscription) set forth in the Indenture. If the aggregate purchase price of the Notes tendered pursuant to the Offer is less than the Net Available Cash allotted to the purchase of Notes, the remaining Net Available Cash will be available to the Company for use in accordance with clause (iii)(B) of paragraph (a) above (to repay other Indebtedness of the Company or a Restricted Subsidiary) or clause (iii)(C) of paragraph (a) above. The Company shall not be required to make an Offer for Notes pursuant to this covenant if the Net Available Cash available therefor (after application of the proceeds as provided in clause (iii)(A) of paragraph (a) above) is less than $2.5 million for any particular Asset Disposition (which lesser amounts shall be carried forward for purposes of determining whether an Offer is required with respect to the Net Available Cash from any subsequent Asset Disposition). No Note will be repurchased in part if less than the Minimum Denomination in original principal amount of such Note would be left outstanding.

(c) The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue thereof.

Limitation on Transactions with Affiliates. The Indenture provides as follows:

(a) The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into or conduct any transaction or series of related transactions (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any Affiliate of the Company (an “Affiliate Transaction”) unless (i) the terms of such Affiliate Transaction are not materially less favorable to the Company or such Restricted Subsidiary, as the case may be, than those that could be obtained at the time in a transaction with a Person who is not such an Affiliate and (ii) if such Affiliate Transaction involves aggregate consideration in excess of $10.0 million, the terms of such Affiliate Transaction have been approved by a majority of the Disinterested Directors and if such Affiliate Transaction involves aggregate consideration in excess of $20.0 million, the Company shall have obtained an opinion from a nationally recognized appraisal or investment banking firm that such Affiliate Transaction is fair from a financial point of view to the Company or such Restricted Subsidiary. For purposes of this paragraph, any Affiliate Transaction shall be deemed to have satisfied the requirements set forth in this paragraph if (x) such Affiliate Transaction is approved by a majority of the Disinterested Directors or (y) in the event there are no Disinterested Directors, a fairness opinion is provided by a nationally recognized appraisal or investment banking firm with respect to such Affiliate Transaction.

(b) The provisions of the preceding paragraph (a) will not apply to:

(i) any Restricted Payment Transaction,

(ii)(1) the entering into, maintaining or performance of any employment contract, collective bargaining agreement, benefit plan, program or arrangement, related trust agreement or any other similar arrangement for or with any employee, officer or director heretofore or hereafter entered into in the ordinary course of business, including vacation, health, insurance, deferred compensation, severance, retirement, savings or other similar plans, programs or arrangements, (2) the payment of compensation, performance of indemnification or contribution obligations, or any issuance, grant or award of stock, options, other equity-related interests or other securities, to employees, officers or directors in the ordinary course of business, (3) the payment of reasonable fees to directors of the Company or any of its Subsidiaries (as determined in good faith by the Company or such Subsidiary), (4) any transaction with an officer or director in the ordinary course of business not involving more than $100,000 in any one case, or (5) Management Advances and payments in respect thereof (or in reimbursement of any expenses referred to in the definition of such term),

(iii) any transaction with the Company, any Restricted Subsidiary or any Special Purpose Entity,

(iv) any transaction arising out of agreements or instruments in existence on the Issue Date (other than the Advisory Agreement referred to in clause (b)(vii) of this covenant), and any payments made pursuant thereto; provided that the existence of, or the performance by the Company or any of its Restricted Subsidiaries of obligations under, any future amendment to any such existing agreement shall only be permitted by this clause (iv) to the extent that the terms of any such amendment are not disadvantageous to the holders of the Notes in any material respect,

(v) any transaction in the ordinary course of business on terms not materially less favorable to the Company or the relevant Restricted Subsidiary than those that could be obtained at the time in a transaction with a Person who is not an Affiliate of the Company,

(vi) any transaction in the ordinary course of business, or approved by a majority of the Board of Directors, between the Company or any Restricted Subsidiary and any Affiliate of the Company controlled by the Company that is a joint venture or similar entity,

(vii) the execution, delivery and performance of the Advisory Agreement, including payment to the Managers or any of their Affiliates of fees of up to $2.5 million in the aggregate in any fiscal year and the termination fees pursuant thereto, and fees in connection with any acquisition, disposition, merger, recapitalization, issuance of securities, financing, or similar transactions as provided in any such Advisory Agreement, plus all out-of-pocket expenses incurred by the Sponsor or any such Affiliate in connection with its performance of management consulting, monitoring, financial advisory or other services with respect to the Company and its Restricted Subsidiaries,

(viii) the Transactions, all transactions in connection therewith (including but not limited to the financing thereof), and all fees and expenses paid or payable in connection with the Transactions, and

(ix) any issuance or sale of Capital Stock (other than Disqualified Stock) of the Company or capital contribution to the Company.

Limitation on Liens. The Indenture provides that the Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, create or permit to exist any Lien (other than Permitted Liens) on any of its property or assets (including Capital Stock of any other Person), whether owned on the date of the Indenture or thereafter acquired, securing any Indebtedness (the “Initial Lien”), unless contemporaneously therewith effective provision is made to secure the Indebtedness due under the Indenture and the Notes or, in respect of Liens on any Restricted Subsidiary’s property or assets, any Subsidiary Guarantee of such Restricted Subsidiary, equally and ratably with (or on a senior basis to, in the case of Subordinated Obligations or Guarantor Subordinated Obligations) such obligation for so long as such obligation is so secured by such Initial Lien. Any such Lien thereby created in favor of the Notes or any such Subsidiary Guarantee will be automatically and unconditionally released and discharged upon (i) the release and discharge of the Initial Lien to which it relates, (ii) in the case of any such Lien in favor of any such Subsidiary Guarantee, upon the termination and discharge of such Subsidiary Guarantee in accordance with the terms of the Indenture or (iii) any sale, exchange or transfer (other than a transfer constituting a transfer of all or substantially all of the assets of the Company that is governed by the provisions of the covenant described under “—Merger and Consolidation” below) to any Person not an Affiliate of the Company of the property or assets secured by such Initial Lien, or of all of the Capital Stock held by the Company or any Restricted Subsidiary in, or all or substantially all the assets of, any Restricted Subsidiary creating such Initial Lien.

Future Subsidiary Guarantors. As set forth more particularly under “—Subsidiary Guarantees,” the Indenture provides that the Company will cause each Domestic Subsidiary that guarantees payment by the Company of any Indebtedness of the Company under the Senior Secured Credit Facilities to execute and deliver to the Trustee a supplemental indenture or other instrument pursuant to which such Domestic Subsidiary will guarantee payment of the Notes, whereupon such Domestic Subsidiary will become a Subsidiary Guarantor for all purposes under the Indenture. The Company will also have the right to cause any other Subsidiary so to guarantee payment of the Notes. Subsidiary Guarantees will be subject to release and discharge under certain circumstances prior to payment in full of the Notes. See “—Subsidiary Guarantees.”

SEC Reports. The Indenture provides that, notwithstanding that the Company may not be required to be or remain subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act, the Company will file with the SEC (unless such filing is not permitted under the Exchange Act or by the SEC), so long as any Notes are outstanding, the annual reports, information, documents and other reports that the Company is required to file with the SEC pursuant to such Section 13(a) or 15(d) or would be so required to file if it was so subject. The Company will also, within 15 days after the date on which the Company was so required to file or would be so required to file if the Company was so subject, transmit by mail to all Holders, as their names and addresses appear in the Note Register, and to the Trustee (or make available on the Company’s website) copies of any such information, documents and reports (without exhibits) so required to be filed. The Company will be deemed to have satisfied the requirements of this paragraph if any Parent files and provides reports, documents and information of the types otherwise so required, in each case within the applicable time periods, and the Company is not required to file such reports, documents and information separately under the applicable rules and regulations of the SEC (after giving effect to any exemptive relief) because of the filings by such Parent. The Company will also comply with the other provisions of TIA § 314(a).

Notwithstanding the foregoing:

(a) the Company will be deemed to have furnished all reports required to be provided pursuant to this covenant to the trustee and the holders of Notes if the Company has filed such reports with the SEC via the EDGAR filing system and such reports are publicly available;

(b) the contents of any reports required to be provided pursuant to this covenant prior to the effectiveness of the exchange offer registration statement or shelf registration statement, whichever occurs first, shall be limited in scope to the type of disclosure set forth in this prospectus;

(c) the Company shall not be required to furnish any information, certifications or reports required by Items 307 or 308 of Regulation S-K prior to the effectiveness of the exchange offer registration statement or shelf registration statement;

(d) the reporting requirements shall be deemed satisfied prior to the commencement of the registered exchange offer or the effectiveness of the shelf registration statement by the filing with the SEC of the exchange offer registration statement or shelf registration statement in accordance with the provisions of the registration rights agreement, and any amendments thereto, with such financial information that satisfies Regulation S-X of the Securities Act and such registration statement or amendments thereto are filed at times that otherwise satisfy the time requirements set forth in the registration rights agreement; and

(e) in the event that Parent or any other direct or indirect parent company of the Company is or becomes a Guarantor of the Notes, the indenture will permit the Company to satisfy its obligations under this covenant with respect to financial information relating to the Company by furnishing financial information relating to Parent or such other direct or indirect parent company; provided that such financial information is accompanied by consolidating information that explains in reasonable detail the differences between the information relating to Parent or such other direct or indirect parent company and any of its Subsidiaries other than the Company and its Subsidiaries, on the one hand, and the information relating to the Company, the Guarantors and the other Subsidiaries of the Company on a standalone basis, on the other hand.

Notwithstanding the foregoing, the Company will not be deemed to have failed to comply with any of its obligations set forth above for purposes of clause (v) under Events of Default until 120 days after the time any report described above is required to be delivered.

Merger and Consolidation

The Indenture provides that the Company will not consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets to, any Person, unless:

(i) the resulting, surviving or transferee Person (the “Successor Company”) will be a Person organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and the Successor Company (if not the Company) will expressly assume all the obligations of the Company under the Notes and the Indenture by executing and delivering to the Trustee a supplemental indenture or one or more other documents or instruments in form reasonably satisfactory to such Trustee;

(ii) immediately after giving effect to such transaction (and treating any Indebtedness that becomes an obligation of the Successor Company or any Restricted Subsidiary as a result of such transaction as having been Incurred by the Successor Company or such Restricted Subsidiary at the time of such transaction), no Default will have occurred and be continuing;

(iii) immediately after giving effect to such transaction, either (A) the Successor Company could Incur at least $1.00 of additional Indebtedness pursuant to paragraph (a) of the covenant described under “—Certain Covenants—Limitation on Indebtedness,” or (B) the Consolidated Coverage Ratio of the Company (or, if applicable, the Successor Company with respect thereto) would equal or exceed the Consolidated Coverage Ratio of the Company immediately prior to giving effect to such transaction;

(iv) each applicable Subsidiary Guarantor (other than (x) any Subsidiary Guarantor that will be released from its obligations under its Subsidiary Guarantee in connection with such transaction and (y) any party to any such consolidation or merger) shall have delivered a supplemental indenture or other document or instrument in form reasonably satisfactory to the Trustee, confirming its Subsidiary Guarantee (other than any Subsidiary Guarantee that will be discharged or terminated in connection with such transaction); and

(v) the Company will have delivered to such Trustee an Officer’s Certificate and an Opinion of Counsel, each to the effect that such consolidation, merger or transfer complies with the provisions described in this paragraph; provided that (x) in giving such opinion such counsel may rely on an Officer’s Certificate as to compliance with the foregoing clauses (ii) and (iii) and as to any matters of fact, and (y) no Opinion of Counsel will be required for a consolidation, merger or transfer described in the last paragraph of this covenant.

Any Indebtedness that becomes an obligation of the Company or any Restricted Subsidiary (or that is deemed to be Incurred by any Restricted Subsidiary that becomes a Restricted Subsidiary) as a result of any such transaction undertaken in compliance with this covenant, and any Refinancing Indebtedness with respect thereto, shall be deemed to have been Incurred in compliance with the covenant described under “—Certain Covenants— Limitation on Indebtedness.”

The Successor Company will succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture, and thereafter the predecessor Company shall be relieved of all obligations and covenants under the Indenture, except that the predecessor Company in the case of a lease of all or substantially all its assets will not be released from the obligation to pay the principal of and interest on the Notes.

Clauses (ii) and (iii) of the first paragraph of this “Merger and Consolidation” covenant will not apply to any transaction in which (1) any Restricted Subsidiary consolidates with, merges into or transfers all or part of its assets to the Company or (2) the Company consolidates or merges with or into or transfers all or substantially all its properties and assets to (x) an Affiliate incorporated or organized for the purpose of reincorporating or reorganizing the Company in another jurisdiction or changing its legal structure to a corporation or other entity or (y) a Restricted Subsidiary of the Company so long as all assets of the Company and the Restricted Subsidiaries immediately prior to such transaction (other than Capital Stock of such Restricted Subsidiary) are owned by such Restricted Subsidiary and its Restricted Subsidiaries immediately after the consummation thereof. The first paragraph of this “Merger and Consolidation” covenant will not apply to the Transactions.

Defaults

An Event of Default will be defined in the Indenture as:

(i) a default in any payment of interest on any Note when due, continued for 30 days;

(ii) a default in the payment of principal of any Note when due, whether at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration of acceleration or otherwise;

(iii) the failure by the Company to comply with its obligations under the first paragraph of the covenant described under “—Merger and Consolidation” above;

(iv) the failure by the Company to comply for 30 days after notice with any of its obligations under the covenant described under “—Change of Control” above (other than a failure to purchase Notes);

(v) the failure by the Company to comply for 60 days after notice with its other agreements contained in the Notes or the Indenture;

(vi) the failure by any applicable Subsidiary Guarantor to comply for 45 days after notice with its obligations under its applicable Subsidiary Guarantee;

(vii) the failure by the Company or any Restricted Subsidiary to pay any Indebtedness within any applicable grace period after final maturity or the acceleration of any such Indebtedness by the holders thereof because of a default, if the total amount of such Indebtedness so unpaid or accelerated exceeds $15.0 million or its foreign currency equivalent; provided, that no Default or Event of Default will be deemed to occur with respect to any such accelerated Indebtedness that is paid or otherwise acquired or retired within 20 Business Days after such acceleration (the “cross acceleration provision”);

(viii) certain events of bankruptcy, insolvency or reorganization of the Company or a Significant Subsidiary, or of other Restricted Subsidiaries that are not Significant Subsidiaries but would in the aggregate constitute a Significant Subsidiary if considered as a single Person (the “bankruptcy provisions”);

(ix) failure by the Company or any Significant Subsidiary or group of Restricted Subsidiaries that, taken together would constitute a Significant Subsidiary to pay final judgments aggregating in excess of $15.0 million (net of any amounts covered by insurance with, or other indemnification provided by, a reputable and creditworthy insurance company or other reputable and creditworthy indemnitor), which judgments are not paid, discharged or stayed for a period of 90 days (the “judgment default provision”); or

(x) the failure of any applicable Subsidiary Guarantee by a Subsidiary Guarantor that is a Significant Subsidiary to be in full force and effect (except as contemplated by the terms thereof or of the Indenture) or the denial or disaffirmation in writing by any applicable Subsidiary Guarantor that is a Significant Subsidiary of its obligations under the Indenture or any applicable Subsidiary Guarantee, if such Default continues for 10 days.

The foregoing will constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

However, a Default under clause (v) or (vi) will not constitute an Event of Default until the Trustee or the Holders of at least 25% in principal amount of the outstanding Notes notify the Company of the Default and the Company does not cure such Default within the time specified in such clause after receipt of such notice.

If an Event of Default (other than a Default relating to certain events of bankruptcy, insolvency or reorganization of the Company) occurs and is continuing under the Indenture, the Trustee by notice to the Company, or the Holders of at least 25% in principal amount of the outstanding Notes by notice to the Company and the Trustee, may declare the principal of and accrued but unpaid interest on all the Notes to be due and payable. Upon the effectiveness of such a declaration, such principal and interest will be due and payable immediately.

Notwithstanding the foregoing, if an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company occurs and is continuing, the principal of and accrued but unpaid interest on all the Notes will become immediately due and payable without any declaration or other act on the part of the Trustee or any applicable Holders. Under certain circumstances, the Holders of a majority in principal amount of the outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences.

Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, such Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the Holders unless such Holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no Holder may pursue any remedy with respect to the Indenture or the Notes unless (i) such Holder has previously given the Trustee written notice that an Event of Default is continuing, (ii) Holders of at least 25% in principal amount of the outstanding Notes have requested the Trustee in writing to pursue such remedy, (iii) such Holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense, (iv) such Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity and (v) the Holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period. Subject to certain restrictions, the Holders of a majority in principal amount of the outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on such Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that such Trustee determines is unduly prejudicial to the rights of any other Holder or that would involve such Trustee in personal liability. Prior to taking any action under the Indenture, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

The Indenture provides that if a Default occurs and is continuing and is known to the Trustee, such Trustee must mail to each Holder notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of, or premium (if any) or interest on, any Note, the Trustee may withhold notice if and so long as a committee of its Trust Officers in good faith determines that withholding notice is in the interests of the Noteholders. In addition, the Company is required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default occurring during the previous year. The Company is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event that would constitute certain Defaults, their status and what action the Company is taking or proposes to take in respect thereof.

Amendments and Waivers

Subject to certain exceptions, the Indenture may be amended with the consent of the Holders of a majority in principal amount of the Notes then outstanding and any past default or compliance with any provisions may be waived with the consent of the Holders of a majority in principal amount of the Notes then outstanding (including in each case, consents obtained in connection with a tender offer or exchange offer for Notes). However, without the consent of each Holder of an outstanding Note affected, no amendment or waiver may:

(i) reduce the principal amount of Notes whose Holders must consent to an amendment or waiver;

(ii) reduce the rate of or extend the time for payment of interest on any Note;

(iii) reduce the principal of or extend the Stated Maturity of any Note;

(iv) reduce the premium payable upon the redemption of any Note, or change the date on which any Note may be redeemed as described under “—Optional Redemption” above;

(v) make any Note payable in currency other than that stated in such Note;

(vi) impair the right of any Holder to receive payment of principal of and interest on such Holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any such payment on or with respect to such Holder’s Notes; or

(vii) make any change in the amendment or waiver provisions described in this sentence.

Without the consent of any Holder, the Company, the Trustee and (as applicable) any Subsidiary Guarantor may amend the Indenture to:

(i) cure any ambiguity, manifest error, omission, defect or inconsistency;

(ii) provide for the assumption by a successor of the obligations of the Company or a Subsidiary Guarantor under such Indenture;

(iii) provide for uncertificated Notes in addition to or in place of certificated Notes;

(iv) add Guarantees with respect to the Notes;

(v) secure the Notes;

(vi) confirm and evidence the release, termination or discharge of any Guarantee or Lien with respect to or securing the Notes when such release, termination or discharge is provided for under the Indenture;

(vii) add to the covenants of the Company for the benefit of the Noteholders or to surrender any right or power conferred upon the Company;

(viii) provide for or confirm the issuance of Additional Notes:

(ix) conform the text of the Indenture, the Notes or any Subsidiary Guarantee to any provision of this “Description of Notes”;

(x) increase the minimum denomination of Notes to equal the dollar equivalent of €1,000 rounded up to the nearest $1,000 (including for purposes of redemption or repurchase of any Note in part);

(xi) make any change that does not materially adversely affect the rights of any Holder;

(xii) comply with any requirement of the SEC in connection with the qualification of the Indenture under the TIA or otherwise; or

(xiii) evidence and provide for the acceptance of appointment by a successor Trustee.

The consent of the applicable Noteholders is not necessary under the Indenture to approve the particular form of any proposed amendment or waiver. It is sufficient if such consent approves the substance of the proposed amendment or waiver. Until an amendment or waiver becomes effective, a consent to it by a Noteholder is a continuing consent by such Noteholder and every subsequent Holder of all or part of the related Note. Any such Noteholder or subsequent holder may revoke such consent as to its Note by written notice to the Trustee or the Company, received thereby before the date on which the Company certifies to such Trustee that the Holders of the requisite principal amount of Notes have consented to such amendment or waiver. After an amendment or waiver under the Indenture becomes effective, the Company is required to mail to Noteholders a notice briefly describing such amendment or waiver. However, the failure to give such notice to all Noteholders, or any defect therein, will not impair or affect the validity of the amendment or waiver.

Defeasance

The Company at any time may terminate all its obligations under the Notes and the Indenture (“legal defeasance”), except for certain obligations, including those relating to the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes. The Company at any time may terminate its obligations under certain covenants under the Indenture, including the covenants described under “—Certain

Covenants” and “—Change of Control,” the operation of the default provisions relating to such covenants described under “—Defaults” above, the operation of the cross acceleration provision, the bankruptcy provisions with respect to Subsidiaries and the judgment default provision described under “—Defaults” above, and the limitations contained in clauses (iii), (iv) and (v) under “—Merger and Consolidation” above (“covenant defeasance”). If the Company exercises its legal defeasance option or its covenant defeasance option, each Subsidiary Guarantor will be released from all of its obligations with respect to its applicable Subsidiary Guarantee.

The Company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If the Company exercises its legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect thereto. If the Company exercises its covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (iv), (v) (as it relates to the covenants described under “—Certain Covenants” above), (vi), (vii), (viii) (but only with respect to events of bankruptcy, insolvency or reorganization of a Subsidiary), (ix) or (x) under “—Defaults” above or because of the failure of the Company to comply with clause (iii), (iv) or (v) under “—Merger and Consolidation” above.

Either defeasance option may be exercised to any redemption date or to the maturity date for the Notes. In order to exercise either defeasance option, the Company must irrevocably deposit in trust (the “defeasance trust”) with the Trustee money or U.S. Government Obligations, or a combination thereof sufficient (without reinvestment) to pay principal of, and premium (if any) and interest on, the Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel to the effect that holders of the Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel (x) must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law since the Issue Date and (y) need not be delivered if all Notes not theretofore delivered to the Trustee for cancellation have become due and payable, will become due and payable at its Stated Maturity within one year, or are to be called for redemption within one year, under arrangements reasonably satisfactory to the Trustee in the name, and at the expense, of the Company).

Satisfaction and Discharge

The Indenture will be discharged and cease to be of further effect (except as to surviving rights of registration of transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes when:

(i) either:

(a) all Notes previously authenticated and delivered (other than certain lost, stolen or destroyed Notes, and certain Notes for which provision for payment was previously made and thereafter the funds have been released to the Company) have been delivered to the Trustee for cancellation; or

(b) all Notes not previously delivered to the Trustee for cancellation (x) have become due and payable, (y) will become due and payable at their Stated Maturity within one year or (z) have been or are to be called for redemption within one year under arrangements reasonably satisfactory to the Trustee for the giving of notice of redemption by Trustee in the name, and at the expense, of the Company;

(ii) the Company has irrevocably deposited or caused to be deposited with the Trustee money, U.S. Government Obligations, European Government Obligations, or a combination thereof, sufficient (without reinvestment) to pay and discharge the entire indebtedness on the Notes not previously delivered to the Trustee for cancellation, for principal, premium, if any, and interest to the date of redemption or their Stated Maturity, as the case may be;

(iii) the Company has paid or caused to be paid all other sums payable under the Indenture by the Company; and

(iv) the Company has delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel each to the effect that all conditions precedent under the “Satisfaction and Discharge” section of the Indenture relating to the satisfaction and discharge of Indenture have been complied with;

provided that any such counsel may rely on any Officer’s Certificate as to matters of fact (including as to compliance with the foregoing clauses (i), (ii) and (iii)).

No Personal Liability of Directors, Officers, Employees, Incorporators and Stockholders

No director, officer, employee, incorporator or stockholder of the Company, any Subsidiary Guarantor or any Subsidiary of any thereof shall have any liability for any obligation of the Company or any Subsidiary Guarantor under the Indenture, the Notes or any Subsidiary Guarantee, or for any claim based on, in respect of, or by reason of, any such obligation or its creation. Each Noteholder, by accepting the Notes, waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes.

Concerning the Trustee

Wells Fargo Bank, National Association is the Trustee under the Indenture and is appointed by the Company as Registrar and Paying Agent with regard to the Notes.

The Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are set forth specifically in such Indenture. During the existence of an Event of Default, the Trustee will exercise such of the rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs.

The Indenture and the TIA will impose certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions; provided that if it acquires any conflicting interest as described in the TIA, it must eliminate such conflict, apply to the SEC for permission to continue as Trustee with such conflict, or resign.

Transfer and Exchange

A Noteholder may transfer or exchange Notes in accordance with the Indenture. Upon any transfer or exchange, the registrar and the Trustee may require such Noteholder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require such Noteholder to pay any taxes or other governmental charges required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption or purchase or to transfer or exchange any Note for a period of 15 Business Days prior to the day of the mailing of the notice of redemption or purchase. No service charge will be made for any registration of transfer or exchange of the Notes, but the Company may require payment of a sum sufficient to cover any transfer tax or other governmental charge payable in connection with the transfer or exchange. The Notes will be issued in registered form and the registered holder of a Note will be treated as the owner of such Note for all purposes.

Governing Law

The Indenture provides that it and the Notes will be governed by, and construed in accordance with, the laws of the State of New York.

Certain Definitions

“ABL Agreement” means the Credit Agreement, dated as of the Issue Date, among the Company, any other borrowers party thereto from time to time, the guarantors party thereto from time to time, Bank of America, N.A., as agent, the lenders party thereto from time to time, Banc of America Securities LLC, GE Capital Markets, Inc. and UBS Securities LLC as joint lead arrangers and joint bookrunning managers and CIBC World Markets Corp. as co-manager, as such agreement may be amended, supplemented, waived or otherwise modified from time to time or refunded, refinanced, restructured, replaced, renewed, repaid, increased or extended from time to time (whether in whole or in part, whether with the original agent, lenders and other financial institutions or other agents, lenders and other financial institutions or otherwise, and whether provided under the original ABL Agreement or one or more other credit agreements, indentures (including the Indenture) or financing agreements or otherwise).

“ABL Facility” means the collective reference to the ABL Agreement, any Loan Documents (as defined therein), any notes and letters of credit issued pursuant thereto and any guarantee and collateral agreement, patent and trademark security agreement, mortgages, letter of credit applications and other guarantees, pledge agreements, security agreements and collateral documents, and other instruments and documents, executed and delivered pursuant to or in connection with any of the foregoing, in each case as the same may be amended, supplemented, waived or otherwise modified from time to time, or refunded, refinanced, restructured, replaced, renewed, repaid, increased or extended from time to time (whether in whole or in part, whether with the original agent, lenders and other financial institutions or other agents, lenders and other financial institutions or otherwise, and whether provided under the original ABL Agreement or one or more other credit agreements, indentures (including the Indenture) or financing agreements or otherwise). Without limiting the generality of the foregoing, the term “ABL Facility” shall include any agreement (i) changing the maturity of any Indebtedness Incurred thereunder or contemplated thereby, (ii) adding Subsidiaries of the Company as additional borrowers or guarantors thereunder, (iii) increasing the amount of Indebtedness Incurred thereunder or available to be borrowed thereunder or (iv) otherwise altering the terms and conditions thereof.

“Acquired Indebtedness” means Indebtedness of a Person (i) existing at the time such Person becomes a Subsidiary or (ii) assumed in connection with the acquisition of assets from such Person, in each case other than Indebtedness Incurred in connection with, or in contemplation of, such Person becoming a Subsidiary or such acquisition. Acquired Indebtedness shall be deemed to be Incurred on the date of the related acquisition of assets from any Person or the date the acquired Person becomes a Subsidiary.

“Additional Assets” means (i) any property or assets that replace the property or assets that are the subject of an Asset Disposition; (ii) any property or assets (other than Indebtedness and Capital Stock) used or to be used by the Company or a Restricted Subsidiary or otherwise useful in a Related Business (including any capital expenditures on any property or assets already so used); (iii) the Capital Stock of a Person that is engaged in a Related Business and becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or another Restricted Subsidiary; or (iv) Capital Stock of any Person that at such time is a Restricted Subsidiary acquired from a third party.

“Advisory Agreement” means the Transaction and Advisory Fee Agreement, dated as of the Issue Date, among the Sponsor, the Company and the other parties thereto.

“Affiliate” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Asset Disposition” means any sale, lease, transfer or other disposition of shares of Capital Stock of a Restricted Subsidiary (other than Disqualified Stock, directors’ qualifying shares, or (in the case of a Foreign

Subsidiary) to the extent required by applicable law), property or other assets (each referred to for the purposes of this definition as a “disposition”) by the Company or any of its Restricted Subsidiaries (including any disposition by means of a merger, consolidation or similar transaction), other than (i) a disposition to the Company or a Restricted Subsidiary, (ii) a disposition in the ordinary course of business (including, without limitation, sales, leases or rentals of rental fleet and equipment in the ordinary course of business), (iii) the sale or discount (with or without recourse, and on customary or commercially reasonable terms) of accounts receivable or notes receivable arising in the ordinary course of business, or the conversion or exchange of accounts receivable for notes receivable, (iv) any Restricted Payment Transaction, (v) a disposition that is governed by the provisions described under “—Merger and Consolidation,” (vi) any Financing Disposition, (vii) any “fee in lieu” or other disposition of assets to any governmental authority or agency that continue in use by the Company or any Restricted Subsidiary, so long as the Company or any Restricted Subsidiary may obtain title to such assets upon reasonable notice by paying a nominal fee, (viii) any exchange of property pursuant to or intended to qualify under Section 1031 (or any successor section) of the Code, or any exchange of equipment to be leased, rented or otherwise used in a Related Business, (ix) any disposition arising from foreclosure, condemnation or similar action with respect to any property or other assets, or exercise of termination rights under any lease, license, concession or other agreement, (x) any disposition of Capital Stock, Indebtedness or other securities of an Unrestricted Subsidiary, (xi) a disposition of Capital Stock of a Restricted Subsidiary pursuant to an agreement or other obligation with or to a Person (other than the Company or a Restricted Subsidiary) from whom such Restricted Subsidiary was acquired, or from whom such Restricted Subsidiary acquired its business and assets (having been newly formed in connection with such acquisition), entered into in connection with such acquisition, or (xii) any disposition or series of related dispositions for aggregate consideration not to exceed $10.0 million.

“Bank Indebtedness” means any and all amounts, whether outstanding on the Issue Date or thereafter incurred, payable under or in respect of any Credit Facility, including without limitation principal, premium (if any), interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company or any Restricted Subsidiary whether or not a claim for post-filing interest is allowed in such proceedings), fees, charges, expenses, reimbursement obligations, guarantees, other monetary obligations of any nature and all other amounts payable thereunder or in respect thereof.

“Board of Directors” means, for any Person, the board of directors or other governing body of such Person or, if such Person does not have a board of directors or other governing body and is owned or managed by a single entity, the board of directors or other governing body of such entity, or, in either case, any committee thereof duly authorized to act on behalf of such board or governing body. Unless otherwise provided, “Board of Directors” means the Board of Directors of the Company.

“Borrowing Base” means the sum of (1) 65% of the net book value of Inventory (excluding Equipment) of the Company and its Domestic Subsidiaries, (2) 85% of the net book value of Receivables of the Company and its Domestic Subsidiaries and (3) the lesser of 85% of the net orderly liquidation value or 100% of the net book value of Equipment of the Company and its Domestic Subsidiaries (in each case, determined as of the end of the most recently ended fiscal month of the Company for which internal consolidated financial statements of the Company are available, and, in the case of any determination relating to any Incurrence of Indebtedness, on a pro forma basis including (x) any property or assets of a type described above acquired since the end of such fiscal month and (y) any property or assets of a type described above being acquired in connection therewith).

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banking institutions are authorized or required by law to close in New York City (or any other city in which a Paying Agent maintains its office).

“Capital Stock” of any Person means any and all shares of, rights to purchase, warrants or options for, or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

“Capitalized Lease Obligation” means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with GAAP. The Stated Maturity of any Capitalized Lease Obligation shall be the date of the last payment of rent or any other amount due under the related lease.

“Cash Equivalents” means any of the following: (a) securities issued or fully guaranteed or insured by the United States of America or any agency or instrumentality thereof, (b) time deposits, certificates of deposit or bankers’ acceptances of (i) any lender under a Senior Secured Credit Facility or any affiliate thereof or (ii) any commercial bank having capital and surplus in excess of $500,000,000 and the commercial paper of the holding company of which is rated at least A-1 or the equivalent thereof by S&P or at least P-1 or the equivalent thereof by Moody’s (or if at such time neither is issuing ratings, then a comparable rating of another nationally recognized rating agency), (c) money market instruments, commercial paper or other short-term obligations rated at least A-1 or the equivalent thereof by S&P or at least P-1 or the equivalent thereof by Moody’s (or if at such time neither is issuing ratings, then a comparable rating of another nationally recognized rating agency), (d) investments in money market funds subject to the risk limiting conditions of Rule 2a-7 or any successor rule of the SEC under the Investment Company Act of 1940, as amended and (e) investments similar to any of the foregoing denominated in foreign currencies approved by the Board of Directors.

“Code” means the Internal Revenue Code of 1986, as amended.

“Consolidated Coverage Ratio” as of any date of determination means the ratio of (i) the aggregate amount of Consolidated EBITDA for the period of the most recent four consecutive fiscal quarters ending prior to the date of such determination for which consolidated financial statements of the Company are available to (ii) Consolidated Interest Expense for such four fiscal quarters (in each of the foregoing clauses (i) and (ii), determined for each fiscal quarter (or portion thereof) of the four fiscal quarters ending prior to the Issue Date, on a pro forma basis to give effect to the Acquisition as if it had occurred at the beginning of such four-quarter period); provided that

(1) if since the beginning of such period the Company or any Restricted Subsidiary has Incurred any Indebtedness that remains outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, Consolidated EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period (except that in making such computation, the amount of Indebtedness under any revolving credit facility outstanding on the date of such calculation shall be computed based on (A) the average daily balance of such Indebtedness during such four fiscal quarters or such shorter period for which such facility was outstanding or (B) if such facility was created after the end of such four fiscal quarters, the average daily balance of such Indebtedness during the period from the date of creation of such facility to the date of such calculation),

(2) if since the beginning of such period the Company or any Restricted Subsidiary has repaid, repurchased, redeemed, defeased or otherwise acquired, retired or discharged any Indebtedness that is no longer outstanding on such date of determination (each, a “Discharge”) or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio involves a Discharge of Indebtedness (in each case other than Indebtedness Incurred under any revolving credit facility unless such Indebtedness has been permanently repaid), Consolidated EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Discharge of such Indebtedness, including with the proceeds of such new Indebtedness, as if such Discharge had occurred on the first day of such period,

(3) if since the beginning of such period the Company or any Restricted Subsidiary shall have disposed of any company, any business or any group of assets constituting an operating unit of a business (any such disposition, a “Sale”), the Consolidated EBITDA for such period shall be reduced by an amount equal to the Consolidated EBITDA (if positive) attributable to the assets that are the subject of such Sale for such period or increased by an amount equal to the Consolidated EBITDA (if negative) attributable thereto for such period and Consolidated Interest Expense for such period shall be reduced by an amount equal to (A) the Consolidated Interest Expense attributable to any Indebtedness of the Company or any Restricted Subsidiary repaid, repurchased, redeemed, defeased or otherwise acquired, retired or discharged with respect to the Company and its continuing Restricted Subsidiaries in connection with such Sale for such period (including but not limited to through the assumption of such Indebtedness by another Person) plus (B) if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period attributable to the Indebtedness of such Restricted Subsidiary to the extent the Company and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such Sale,

(4) if since the beginning of such period the Company or any Restricted Subsidiary (by merger, consolidation or otherwise) shall have made an Investment in any Person that thereby becomes a Restricted Subsidiary, or otherwise acquired any company, any business or any group of assets constituting an operating unit of a business, including any such Investment or acquisition occurring in connection with a transaction causing a calculation to be made hereunder (any such Investment or acquisition, a “Purchase”), Consolidated EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto (including the Incurrence of any related Indebtedness) as if such Purchase occurred on the first day of such period, and

(5) if since the beginning of such period any Person became a Restricted Subsidiary or was merged or consolidated with or into the Company or any Restricted Subsidiary, and since the beginning of such period such Person shall have Discharged any Indebtedness or made any Sale or Purchase that would have required an adjustment pursuant to clause (2), (3) or (4) above if made by the Company or a Restricted Subsidiary since the beginning of such period, Consolidated EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such Discharge, Sale or Purchase occurred on the first day of such period.

For purposes of this definition, whenever pro forma effect is to be given to any Sale, Purchase or other transaction, or the amount of income or earnings relating thereto and the amount of Consolidated Interest Expense associated with any Indebtedness Incurred or repaid, repurchased, redeemed, defeased or otherwise acquired, retired or discharged in connection therewith, the pro forma calculations in respect thereof (including without limitation in respect of anticipated cost savings and operating expense reductions expected to be realized within 12 months of such Sale, Purchase or other transaction relating to any such Sale, Purchase or other transaction) shall be as determined in good faith by the Chief Financial Officer or an authorized Officer of the Company. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest expense on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness). If any Indebtedness bears, at the option of the Company or a Restricted Subsidiary, a rate of interest based on a prime or similar rate, a eurocurrency interbank offered rate or other fixed or floating rate, and such Indebtedness is being given pro forma effect, the interest expense on such Indebtedness shall be calculated by applying such optional rate as the Company or such Restricted Subsidiary may designate. If any Indebtedness that is being given pro forma effect was Incurred under a revolving credit facility (including, without limitation, the ABL Facility), the interest expense on such Indebtedness shall be computed based upon the average daily balance of such Indebtedness during the applicable period. Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate determined in good faith by a responsible financial or accounting officer of the Company to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP.

“Consolidated EBITDA” means, for any period, the Consolidated Net Income for such period, plus the following to the extent deducted in calculating such Consolidated Net Income, without duplication: (i) provision for all taxes (whether or not paid, estimated or accrued) based on income, profits or capital, (ii) Consolidated Interest Expense and any Special Purpose Financing Fees, (iii) depreciation and amortization expense (including but not limited to amortization of goodwill and intangibles and amortization and write-off of financing costs) and all other non-cash charges or non-cash losses, (iv) any expenses or charges related to any Equity Offering, Investment or Indebtedness permitted by the Indenture (whether or not consummated or incurred), (v) the amount of any minority interest expense, (vi) actual expenses incurred in such period related to rental equipment operating leases that expired or were terminated during such period to the extent that the Company or any of its Restricted Subsidiaries acquired equipment with an aggregate original equipment cost equal to or greater than the aggregate original equipment cost of the equipment leased pursuant to such operating lease substantially concurrently with the expiration or termination of such operating lease, (vii) any management, monitoring, consulting and advisory fees and related expenses paid to the Managers and their Affiliates and (viii) any extraordinary, unusual or non recurring gain, loss or charge. In the case of any extraordinary, unusual or nonrecurring gain, loss or charge pursuant to clause (viii) above, in any determination thereof the Company will deliver an Officer’s Certificate to the Trustee promptly after the date on which Consolidated EBITDA is so determined, setting forth the nature and amount of such extraordinary, unusual or nonrecurring gain, loss or charge.

“Consolidated Interest Expense” means, for any period, (i) the total interest expense of the Company and its Restricted Subsidiaries to the extent deducted in calculating Consolidated Net Income, net of any interest income of the Company and its Restricted Subsidiaries, including without limitation any such interest expense consisting of (a) interest expense attributable to Capitalized Lease Obligations, (b) amortization of debt discount, (c) interest in respect of Indebtedness of any other Person that has been Guaranteed by the Company or any Restricted Subsidiary, but only to the extent that such interest is actually paid by the Company or any Restricted Subsidiary, (d) non-cash interest expense, (e) the interest portion of any deferred payment obligation and (f) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing, plus (ii) Preferred Stock dividends paid in cash in respect of Disqualified Stock of the Company held by Persons other than the Company or a Restricted Subsidiary and minus (iii) to the extent otherwise included in such interest expense referred to in clause (i) above, expensing, amortization or write-off of financing costs, in each case under clauses (i) through (iii) as determined on a Consolidated basis in accordance with GAAP; provided that gross interest expense shall be determined after giving effect to any net payments made or received by the Company and its Restricted Subsidiaries with respect to Interest Rate Agreements.

“Consolidated Net Income” means, for any period, the net income (loss) of the Company and its Restricted Subsidiaries, determined on a Consolidated basis in accordance with GAAP and before any reduction in respect of Preferred Stock dividends; provided that there shall not be included in such Consolidated Net Income:

(i) any net income (loss) of any Person if such Person is not a Restricted Subsidiary, except that (A) subject to the limitations contained in clause (iii) below, the Company’s equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount actually distributed by such Person during such period to the Company or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to a Restricted Subsidiary, to the limitations contained in clause (ii) below) and (B) the Company’s equity in the net loss of such Person shall be included to the extent of the aggregate Investment of the Company or any of its Restricted Subsidiaries in such Person;

(ii) solely for purposes of determining the amount available for Restricted Payment under clause (a)(3)(A) of the covenant described under “—Certain Covenants—Limitation on Restricted Payments,” any net income (loss) of any Restricted Subsidiary that is not a Subsidiary Guarantor if such Restricted Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of similar distributions by such Restricted Subsidiary, directly or indirectly, to the Company by operation of the terms of such Restricted Subsidiary’s charter or any agreement, instrument, judgment, decree, order, statute or governmental rule or regulation applicable to such Restricted Subsidiary or its stockholders (other than (x) restrictions that have been waived or otherwise released, (y) restrictions pursuant to the Notes or the Indenture and (z) restrictions in effect on the Issue Date with respect to a Restricted Subsidiary and other restrictions with respect to such Restricted Subsidiary that taken as a whole are not materially less favorable to the Noteholders than such restrictions in effect on the Issue Date), except that (A) subject to the limitations contained in clause (iii) below, the Company’s equity in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of any dividend or distribution that was or that could have been made by such Restricted Subsidiary during such period to the Company or another Restricted Subsidiary (subject, in the case of a dividend that could have been made to another Restricted Subsidiary, to the limitation contained in this clause) and (B) the net loss of such Restricted Subsidiary shall be included to the extent of the aggregate Investment of the Company or any of its other Restricted Subsidiaries in such Restricted Subsidiary;

(iii) any gain or loss realized upon the sale or other disposition of any asset of the Company or any Restricted Subsidiary (including pursuant to any sale/leaseback transaction) that is not sold or otherwise disposed of in the ordinary course of business (including, without limitation, sales, leases or rentals of rental fleet and equipment in the ordinary course of business) as determined in good faith by the Board of Directors;

(iv) any item presented on the Company’s income statement for such period as an extraordinary, unusual or nonrecurring gain, loss or charge;

(v) fees, expenses and charges associated with the Transactions and any acquisition, merger or consolidation after the Issue Date;

(vi) the cumulative effect of a change in accounting principles;

(vii) all deferred financing costs written off and premiums paid in connection with any early extinguishment of Indebtedness;

(viii) any non-cash compensation charge arising from any grant of stock, stock options or other equity based awards;

(ix) any non-cash charge, expense or other impact attributable to application of the purchase method of accounting (including the total amount of depreciation and amortization, cost of sales or other non-cash expense resulting from the write-up of assets to the extent resulting from such purchase accounting adjustments);

(x) any impairment charge or asset write-off or write-down related to intangible assets pursuant to GAAP and amortization of intangible assets arising pursuant to GAAP shall be excluded; and

(xi) the following items shall be excluded:

(a) any net unrealized gain or loss (after any offset) resulting in such period from Hedging, Obligations, and the application of Statement of Financial Accounting Standards No. 133; and

(b) any net unrealized gain or loss (after any offset) resulting in such period from currency translation gains or losses including those (i) related to currency remeasurments of Indebtedness and (ii) resulting from hedge agreements for currency exchange risk.

In the case of any extraordinary, unusual or nonrecurring gain, loss or charge pursuant to clause (iv) above, in any determination thereof the Company will deliver an Officer’s Certificate to the Trustee promptly after the date on which Consolidated Net Income is so determined, setting forth the nature and amount of such extraordinary, unusual or nonrecurring gain, loss or charge. Notwithstanding the foregoing, for the purpose of clause (a)(3)(A) of the covenant described under “—Certain Covenants—Limitation on Restricted Payments” only, there shall be excluded from Consolidated Net Income, without duplication, any income consisting of dividends, repayments of loans or advances or other transfers of assets from Unrestricted Subsidiaries to the Company or a Restricted Subsidiary, and any income consisting of return of capital, repayment or other proceeds from dispositions or repayments of Investments consisting of Restricted Payments, in each case to the extent such income would be included in Consolidated Net Income and such related dividends, repayments, transfers, return of capital or other proceeds are applied by the Company to increase the amount of Restricted Payments permitted under such covenant pursuant to clause (a)(3)(C) or (D) thereof.

In addition, to the extent not already included in the Consolidated Net Income of such Person and its Restricted Subsidiaries, notwithstanding anything to the contrary in the foregoing, Consolidated Net Income shall include the amount of proceeds received from business interruption insurance and reimbursements of any expenses and charges that are covered by indemnification or other reimbursement provisions in connection with any Permitted Investment or any sale, conveyance, transfer or other disposition of assets permitted under the Indenture.

“Consolidated Secured Indebtedness” means, as of any date of determination, an amount equal to the Consolidated Total Indebtedness as of such date that in each case is then secured by Liens on property or assets of the Company and its Restricted Subsidiaries (other than property or assets held in a defeasance or similar trust or arrangement for the benefit of the Indebtedness secured thereby).

“Consolidated Secured Leverage Ratio” means, as of any date of determination, the ratio of (x) Consolidated Secured Indebtedness as at such date (after giving effect to any Incurrence or Discharge of Indebtedness on such date) to (y) the aggregate amount of Consolidated EBITDA for the period of the most recent four consecutive fiscal quarters ending prior to the date of such determination for which consolidated financial statements of the Company are available (determined, for each fiscal quarter (or portion thereof) of the four fiscal quarters ending prior to the Issue Date, on a pro forma basis to give effect to the Transactions as if they had occurred at the beginning of such four-quarter period), provided that:

(1) if since the beginning of such period the Company or any Restricted Subsidiary shall have made a Sale, the Consolidated EBITDA for such period shall be reduced by an amount equal to the Consolidated EBITDA (if positive) attributable to the assets that are the subject of such Sale for such period or increased by an amount equal to the Consolidated EBITDA (if negative) attributable thereto for such period;

(2) if since the beginning of such period the Company or any Restricted Subsidiary (by merger, consolidation or otherwise) shall have made a Purchase (including any Purchase occurring in connection with a transaction causing a calculation to be made hereunder), Consolidated EBITDA for such period shall be calculated after giving pro forma effect thereto as if such Purchase occurred on the first day of such period; and

(3) if since the beginning of such period any Person became a Restricted Subsidiary or was merged or consolidated with or into the Company or any Restricted Subsidiary, and since the beginning of such period such Person shall have made any Sale or Purchase that would have required an adjustment pursuant to clause (1) or (2) above if made by the Company or a Restricted Subsidiary since the beginning of such period, Consolidated EBITDA for such period shall be calculated after giving pro forma effect thereto as if such Sale or Purchase occurred on the first day of such period.

For purposes of this definition, whenever pro forma effect is to be given to any Sale, Purchase or other transaction, or the amount of income or earnings relating thereto, the pro forma calculations in respect thereof (including without limitation in respect of anticipated cost savings and operations expense reductions relating to any such Sale, Purchase or other transaction) shall be as determined in good faith by a responsible financial or accounting Officer of the Company.

“Consolidated Tangible Assets” means, as of any date of determination, the total assets less the sum of the goodwill, net, and other intangible assets, net, in each case reflected on the consolidated balance sheet of the Company and its Restricted Subsidiaries as at the end of the most recent fiscal year of the Company for which a calculation thereof is available, determined on a Consolidated basis in accordance with GAAP (and, in the case of any determination relating to any Incurrence of Indebtedness or any Investment, on a pro forma basis including any property or assets being acquired in connection therewith).

“Consolidated Total Indebtedness” means, as of any date of determination, an amount equal to the aggregate principal amount of outstanding Indebtedness of the Company and its Restricted Subsidiaries (other than Notes) as of such date consisting of (without duplication) Indebtedness for borrowed money (including Purchase Money Obligations and unreimbursed outstanding drawn amounts under funded letters of credit); Capitalized Lease

Obligations; debt obligations evidenced by bonds, debentures, notes or similar instruments; Disqualified Stock; and (in the case of any Restricted Subsidiary that is not a Subsidiary Guarantor) Preferred Stock, determined on a Consolidated basis in accordance with GAAP (excluding items eliminated in Consolidation, and for the avoidance of doubt, excluding Hedging Obligations).

“Consolidation” means the consolidation of the accounts of each of the Restricted Subsidiaries with those of the Company in accordance with GAAP; provided that “Consolidation” will not include consolidation of the accounts of any Unrestricted Subsidiary, but the interest of the Company or any Restricted Subsidiary in any Unrestricted Subsidiary will be accounted for as an investment. The term “Consolidated” has a correlative meaning.

“Credit Facilities” means one or more of (i) the ABL Facility, (ii) the Second Lien Facility, and (iii) any other facilities or arrangements designated by the Company, in each case with one or more banks or other lenders or institutions providing for revolving credit loans, term loans, receivables or fleet financings (including without limitation through the sale of receivables or fleet assets to such institutions or to special purpose entities formed to borrow from such institutions against such receivables or fleet assets or the creation of any Liens in respect of such receivables or fleet assets in favor of such institutions), letters of credit or other Indebtedness, in each case, including all agreements, instruments and documents executed and delivered pursuant to or in connection with any of the foregoing, including but not limited to any notes and letters of credit issued pursuant thereto and any guarantee and collateral agreement, patent and trademark security agreement, mortgages or letter of credit applications and other guarantees, pledge agreements, security agreements and collateral documents, in each case as the same may be amended, supplemented, waived or otherwise modified from time to time, or refunded, refinanced, restructured, replaced, renewed, repaid, increased or extended from time to time (whether in whole or in part, whether with the original banks, lenders or institutions or other banks, lenders or institutions or otherwise, and whether provided under any original Credit Facility or one or more other credit agreements, indentures, financing agreements or other Credit Facilities or otherwise). Without limiting the generality of the foregoing, the term “Credit Facility” shall include any agreement (i) changing the maturity of any Indebtedness Incurred thereunder or contemplated thereby, (ii) adding Subsidiaries as additional borrowers or guarantors thereunder, (iii) increasing the amount of Indebtedness Incurred thereunder or available to be borrowed thereunder or (iv) otherwise altering the terms and conditions thereof.

“Default” means any event or condition that is, or after notice or passage of time or both would be, an Event of Default.

“Disinterested Directors” means, with respect to any Affiliate Transaction, one or more members of the Board of Directors of the Company or one or more members of the Board of Directors of a Parent, having no material direct or indirect financial interest in or with respect to such Affiliate Transaction. A member of any such Board of Directors shall not be deemed to have such a financial interest by reason of such member’s holding Capital Stock of the Company or any Parent or any options, warrants or other rights in respect of such Capital Stock.

“Disqualified Stock” means, with respect to any Person, any Capital Stock (other than Management Stock) that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable or exercisable) or upon the happening of any event (other than following the occurrence of a Change of Control or other similar event described under such terms as a “change of control,” or an Asset Disposition) (i) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise, (ii) is convertible or exchangeable for Indebtedness or Disqualified Stock or (iii) is redeemable at the option of the holder thereof (other than following the occurrence of a Change of Control or other similar event described under such terms as a “change of control,” or an Asset Disposition), in whole or in part, in each case on or prior to the final Stated Maturity of the Notes.

“Domestic Entity” means any Person other than a Foreign Entity.

“Domestic Subsidiary” means any Restricted Subsidiary of the Company other than a Foreign Subsidiary.

“Equipment” means any equipment owned by or leased to the Company or any of its Subsidiaries that is revenue earning equipment, or is classified as “rental equipment” in the consolidated financial statements of the Company, including any such equipment consisting of (i) construction, industrial, commercial and office equipment, (ii) air tools, attachments, backhoes, booms, compaction, compressor, concrete, conveyors, cranes, dozers, earth moving, electrical equipment, excavators, forklifts, generators, lighting, loaders, material handling, scissors, skidsteers, tractors, trenchers, trucks, welding, (iii) air compressors, pumps and small tools, and (iv) other personal property.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Contribution” means Net Cash Proceeds, or the Fair Market Value of property or assets, received by the Company as capital contributions to the Company after the Issue Date or from the issuance or sale (other than to a Restricted Subsidiary) of Capital Stock (other than Disqualified Stock) of the Company, in each case to the extent designated as an Excluded Contribution pursuant to an Officer’s Certificate of the Company and not previously included in the calculation set forth in clause (a)(3)(B)(viii) of the covenant described under “—Certain Covenants—Limitation on Restricted Payments” for purposes of determining whether a Restricted Payment may be made.

“Fair Market Value” means, with respect to any asset or property, the fair market value of such asset or property as determined in good faith by the Board of Directors, whose determination will be conclusive.

“Financing Disposition” means any sale, transfer, conveyance or other disposition of, or creation or incurrence of any Lien on, property or assets by the Company or any Subsidiary thereof to or in favor of any Special Purpose Entity, or by any Special Purpose Subsidiary, in each case in connection with the Incurrence by a Special Purpose Entity of Indebtedness, or obligations to make payments to the obligor on Indebtedness, which may be secured by a Lien in respect of such property or assets.

“Foreign Entity” means (a) any Person that is not organized under the laws of the United States of America or any state thereof or the District of Columbia and (b) any Person that has no material assets other than securities or Indebtedness of one or more Foreign Entities (or Subsidiaries thereof), and other assets relating to an ownership interest in any such securities, Indebtedness or Subsidiaries.

“Foreign Subsidiary” means (a) any Restricted Subsidiary of the Company that is not organized under the laws of the United States of America or any state thereof or the District of Columbia and (b) any Restricted Subsidiary of the Company that has no material assets other than securities or Indebtedness of one or more Foreign Subsidiaries (or Subsidiaries thereof), and other assets relating to an ownership interest in any such securities, Indebtedness or Subsidiaries.

“GAAP” means generally accepted accounting principles in the United States of America as in effect on the Issue Date (for purposes of the definitions of the terms “Borrowing Base,” “Consolidated Coverage Ratio,” “Consolidated EBITDA,” “Consolidated Interest Expense,” “Consolidated Net Income,” “Consolidated Secured Indebtedness,” “Consolidated Secured Leverage Ratio,” “Consolidated Tangible Assets,” and “Consolidated Total Indebtedness,” all defined terms in the Indenture to the extent used in or relating to any of the foregoing definitions, and all ratios and computations based on any of the foregoing definitions) and as in effect from time to time (for all other purposes of the Indenture), including those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations based on GAAP contained in the Indenture shall be computed in conformity with GAAP.

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness or other obligation of any other Person; provided that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning.

“Guarantor Subordinated Obligations” means, with respect to a Subsidiary Guarantor, any Indebtedness of such Subsidiary Guarantor (whether outstanding on the Issue Date or thereafter Incurred) that is expressly subordinated in right of payment to the obligations of such Subsidiary Guarantor under its Subsidiary Guarantee pursuant to a written agreement.

“Hedging Obligations” of any Person means the obligations of such Person pursuant to any Interest Rate Agreement or commodity futures contract, forward contract, option or similar agreement or arrangement (including derivative agreements or arrangements), as to which such Person is a party or beneficiary.

“Holder” or “Noteholder” means the Person in whose name a Note is registered in the Note Register.

“Holdings” means LYN Holdings Corp. and any successor in interest thereto.

“Incur” means issue, assume, enter into any Guarantee of, incur or otherwise become liable for; and the terms “Incurs,” “Incurred” and “Incurrence” shall have a correlative meaning; provided that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Subsidiary at the time it becomes a Subsidiary. Accrual of interest, the accretion of accreted value and the payment of interest in the form of additional Indebtedness will not be deemed to be an Incurrence of Indebtedness. Any Indebtedness issued at a discount (including Indebtedness on which interest is payable through the issuance of additional Indebtedness) shall be deemed Incurred at the time of original issuance of the Indebtedness at the initial accreted amount thereof.

“Indebtedness” means, with respect to any Person on any date of determination (without duplication):

(i) the principal of indebtedness of such Person for borrowed money,

(ii) the principal of obligations of such Person evidenced by bonds, debentures, notes or other similar instruments,

(iii) all reimbursement obligations of such Person in respect of letters of credit, bankers’ acceptances or other similar instruments (the amount of such obligations being equal at any time to the aggregate then undrawn and unexpired amount of such letters of credit, bankers’ acceptances or other instruments plus the aggregate amount of drawings thereunder that have not then been reimbursed),

(iv) all obligations of such Person to pay the deferred and unpaid purchase price of property (except Trade Payables), which purchase price is due more than one year after the date of placing such property in final service or taking final delivery and title thereto,

(v) all Capitalized Lease Obligations of such Person,

(vi) the redemption, repayment or other repurchase amount of such Person with respect to any Disqualified Stock of such Person or (if such Person is a Subsidiary of the Company other than a Subsidiary Guarantor) any Preferred Stock of such Subsidiary, but excluding, in each case, any accrued dividends (the amount of such obligation to be equal at any time to the maximum fixed involuntary redemption, repayment or repurchase price for such Capital Stock, or if less (or if such Capital Stock has no such fixed price), to the involuntary redemption, repayment or repurchase price therefor calculated in accordance with the terms thereof as if then redeemed, repaid or repurchased, and if such price is based upon or measured by the fair market value of such Capital Stock, such fair market value shall be as determined in good faith by the Board of Directors or the board of directors or other governing body of the issuer of such Capital Stock),

(vii) all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided that the amount of Indebtedness of such Person shall be the lesser of (A) the fair market value of such asset at such date of determination (as determined in good faith by the Company) and (B) the amount of such Indebtedness of such other Persons,

(viii) all Guarantees by such Person of Indebtedness of other Persons, to the extent so Guaranteed by such Person, and

(ix) to the extent not otherwise included in this definition, net Hedging Obligations of such Person (the amount of any such obligation to be equal at any time to the termination value of such agreement or arrangement giving rise to such Hedging Obligation that would be payable by such Person at such time).

The amount of Indebtedness of any Person at any date shall be determined as set forth above or otherwise provided in the Indenture, or otherwise shall equal the amount thereof that would appear as a liability on a balance sheet of such Person (excluding any notes thereto) prepared in accordance with GAAP.

“Interest Rate Agreement” means, with respect to any Person, any interest rate protection agreement, future agreement, option agreement, swap agreement, cap agreement, collar agreement, hedge agreement or other similar agreement or arrangement (including derivative agreements or arrangements), as to which such Person is party or a beneficiary.

“Inventory” means goods held for sale, lease or use by a Person in the ordinary course of business, net of any reserve for goods that have been segregated by such Person to be returned to the applicable vendor for credit, as determined in accordance with GAAP.

“Investment” in any Person by any other Person means any direct or indirect advance, loan or other extension of credit (other than to customers, dealers, licensees, franchisees, suppliers, directors, officers or employees of any Person in the ordinary course of business) or capital contribution (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others) to, or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by, such Person. For purposes of the definition of “Unrestricted Subsidiary” and the covenant described under “—Certain Covenants—Limitation on Restricted Payments” only, (i) “Investment” shall include the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of any Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to (x) the Company’s “Investment” in such Subsidiary at the time of such redesignation less (y) the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time of such redesignation, and (ii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair Market Value at the time of such transfer. Guarantees shall not be deemed to be Investments. The amount of any Investment outstanding at any time shall be the original cost of such Investment, reduced (at the Company’s option) by any dividend, distribution, interest payment, return of capital, repayment or other amount or value received in respect of such Investment; provided that to the extent that the amount of Restricted Payments outstanding at any time is so reduced by any portion of any such amount or value that would otherwise be included in the calculation of Consolidated Net Income, such portion of such amount or value shall not be so included for purposes of calculating the amount of Restricted Payments that may be made pursuant to paragraph (a) of the covenant described under “—Certain Covenants—Limitation on Restricted Payments.”

“Investors” means (i) the Sponsor and any of its Affiliates, (ii) any Person that acquires Voting Stock of Holdings on or prior to the Issue Date and any Affiliate of such Person, and (iii) any of their respective successors in interest.

“Issue Date” means the first date on which Notes are issued.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

“Management Advances” means (1) loans, advances or Guarantees made to or on behalf of, or in respect of loans or advances made to, directors, officers or employees of any Parent, the Company or any Restricted Subsidiary (x) in respect of travel, entertainment or moving-related expenses incurred in the ordinary course of business, (y) in respect of moving-related expenses incurred in connection with any closing or consolidation of any facility, or (z) in the ordinary course of business and (in the case of this clause (z)) not exceeding $1.0 million in the aggregate outstanding at any time or (2) other Guarantees of borrowings by Management Investors in connection with the purchase of Management Stock, which Guarantees are permitted under the covenant described under “—Certain Covenants—Limitation on Indebtedness.”

“Management Investors” means the officers, directors, employees and other members of the management of any Parent, the Company or any of their respective Subsidiaries, or family members or relatives thereof (provided that, solely for purposes of the definition of “Permitted Holders,” such relatives shall include only those Persons who are or become Management Investors in connection with estate planning for or inheritance from other Management Investors, as determined in good faith by the Company, which determination shall be conclusive), or trusts, partnerships or limited liability companies for the benefit of any of the foregoing, or any of their heirs, executors, successors and legal representatives, who at any date beneficially own or have the right to acquire, directly or indirectly, Capital Stock of the Company or any Parent.

“Management Stock” means Capital Stock of the Company or any Parent (including any options, warrants or other rights in respect thereof) held by any of the Management Investors.

“Managers” means the Sponsor and any other Person entitled to fees under the Advisory Agreement.

“Merger” means the merger of LYN Acquisition Corp., a Delaware corporation, with and into the Company, with the Company as the surviving entity effected in accordance with the terms of the Merger Agreement.

“Merger Agreement” means the Merger Agreement, dated as of March 31, 2007, between the Company, LYN Holdings LLC, a Delaware limited liability company, LYN Holdings Corp., a Delaware corporation, and LYN Acquisition Corp., a Delaware corporation.

“Moody’s” means Moody’s Investors Service, Inc., and its successors.

“Net Available Cash” from an Asset Disposition means cash payments received (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring person of Indebtedness or other obligations relating to the properties or assets that are the subject of such Asset Disposition or received in any other non-cash form) therefrom, in each case net of (i) all legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all Federal, state, provincial, foreign and local taxes required to be paid or to be accrued as a liability under GAAP, as a consequence of such Asset Disposition (including as a consequence of any transfer of funds in connection with the application thereof in accordance with the covenant described under “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock”), (ii) all payments made, and all installment payments required to be made, on any Indebtedness that is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon such assets, or that must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law, be repaid out of the proceeds from such Asset Disposition, (iii) all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition, or to any other Person (other than the Company or a Restricted Subsidiary) owning a beneficial interest in the assets disposed of in such Asset Disposition, (iv) any liabilities or obligations associated with the assets disposed of in such Asset Disposition and retained by the Company or any Restricted Subsidiary after such Asset Disposition, including without limitation pension and other post-employment benefit liabilities, liabilities related to environmental matters, and liabilities relating to any indemnification obligations associated with such Asset Disposition, and (v) the amount of any purchase price or similar adjustment (x) claimed by any

Person to be owed by the Company or any Restricted Subsidiary, until such time as such claim shall have been settled or otherwise finally resolved, or (y) paid or payable by the Company, in either case in respect of such Asset Disposition.

“Net Cash Proceeds,” with respect to any issuance or sale of any securities of the Company or any Subsidiary by the Company or any Subsidiary, or any capital contribution, means the cash proceeds of such issuance, sale or contribution net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance, sale or contribution and net of taxes paid or payable as a result thereof.

“Obligations” means, with respect to any Indebtedness, any principal, premium (if any), interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company or any Restricted Subsidiary whether or not a claim for post-filing interest is allowed in such proceedings), fees, charges, expenses, reimbursement obligations, Guarantees of such Indebtedness (or of Obligations in respect thereof), other monetary obligations of any nature and all other amounts payable thereunder or in respect thereof.

“Officer” means, with respect to the Company or any other obligor upon the Notes, the Chairman of the Board, the President, the Chief Executive Officer, the Chief Financial Officer, any Vice President, the Controller, the Treasurer or the Secretary, (a) of such Person or (b) if such Person is owned or managed by a single entity, of such entity (or any other individual designated as an “Officer” for the purposes of the Indenture by the Board of Directors).

“Officer’s Certificate” means, with respect to the Company or any other obligor upon the Notes, a certificate signed by one Officer of such Person.

“Opinion of Counsel” means a written opinion from legal counsel who is reasonably acceptable to the Trustee. The counsel may be an employee of or counsel to the Company or the Trustee.

“Parent” means any of Holdings, any Other Parent and any other Person that is a Subsidiary of Holdings, or any Other Parent and of which the Company is a Subsidiary. As used herein, “Other Parent” means a Person of which the Company becomes a Subsidiary after the Issue Date, provided that either (x) immediately after the Company first becomes a Subsidiary of such Person, more than 50% of the Voting Stock of such Person shall be held by one or more Persons that held more than 50% of the Voting Stock of a Parent of the Company immediately prior to the Company first becoming such Subsidiary or (y) such Person shall be deemed not to be an Other Parent for the purpose of determining whether a Change of Control shall have occurred by reason of the Company first becoming a Subsidiary of such Person.

“Parent Expenses” means (i) costs (including all professional fees and expenses) incurred by any Parent in connection with its reporting obligations under, or in connection with compliance with, applicable laws or applicable rules of any governmental, regulatory or self-regulatory body or stock exchange, the Indenture or any other agreement or instrument relating to Indebtedness of the Company or any Restricted Subsidiary, including in respect of any reports filed with respect to the Securities Act, Exchange Act or the respective rules and regulations promulgated thereunder, (ii) expenses incurred by any Parent in connection with the acquisition, development, maintenance, ownership, prosecution, protection and defense of its intellectual property and associated rights (including but not limited to trademarks, service marks, trade names, trade dress, patents, copyrights and similar rights, including registrations and registration or renewal applications in respect thereof; inventions, processes, designs, formulae, trade secrets, know-how, confidential information, computer software, data and documentation, and any other intellectual property rights; and licenses of any of the foregoing) to the extent such intellectual property and associated rights relate to the business or businesses of the Company or any Subsidiary thereof, (iii) indemnification obligations of any Parent owing to directors, officers, employees or other Persons under its charter or by-laws or pursuant to written agreements with any such Person, or obligations in respect of director and officer insurance (including premiums therefor), (iv) other operational expenses of any

Parent incurred in the ordinary course of business, and (v) fees and expenses incurred by any Parent in connection with any offering of Capital Stock or Indebtedness, (x) where the net proceeds of such offering are intended to be received by or contributed or loaned to the Company or a Restricted Subsidiary, or (y) in a prorated amount of such expenses in proportion to the amount of such net proceeds intended to be so received, contributed or loaned, or (z) otherwise on an interim basis prior to completion of such offering so long as any Parent shall cause the amount of such expenses to be repaid to the Company or the relevant Restricted Subsidiary out of the proceeds of such offering promptly if completed.

“Permitted Holder” means any of the following: (i) any of the Investors; (ii) any of the Management Investors as of the Issue Date, the Sponsor and their respective Affiliates; (iii) any investment fund or vehicle managed, sponsored or advised by the Sponsor or any Affiliate thereof, and any Affiliate of or successor to any such investment fund or vehicle; (iv) any Parent; and (v) any Person acting in the capacity of an underwriter in connection with a public or private offering of Capital Stock of any Parent or the Company. In addition, any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) whose status as a “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) constitutes or results in a Change of Control in respect of which a Change of Control Offer is made in accordance with the requirements of the Indenture, together with its Affiliates, shall thereafter constitute Permitted Holders.

“Permitted Investment” means an Investment by the Company or any Restricted Subsidiary in, or consisting of, any of the following:

(i) a Restricted Subsidiary, the Company, or a Person that will, upon the making of such Investment, become a Restricted Subsidiary;

(ii) another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, or is liquidated into, the Company or a Restricted Subsidiary;

(iii) Temporary Cash Investments or Cash Equivalents;

(iv) receivables owing to the Company or any Restricted Subsidiary, if created or acquired in the ordinary course of business;

(v) any securities or other Investments received as consideration in, or retained in connection with, sales or other dispositions of property or assets, including Asset Dispositions made in compliance with the covenant described under “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock”;

(vi) securities or other Investments received in settlement of debts created in the ordinary course of business and owing to, or of other claims asserted by, the Company or any Restricted Subsidiary, or as a result of foreclosure, perfection or enforcement of any Lien, or in satisfaction of judgments, including in connection with any bankruptcy proceeding or other reorganization of another Person;

(vii) Investments in existence or made pursuant to legally binding written commitments in existence on the Issue Date;

(viii) Interest Rate Agreements, commodity futures contracts, forward contracts, options or similar agreements or arrangements (including derivative agreements or arrangements), as to which such Person is a party or beneficiary and related Hedging Obligations, which obligations are Incurred in compliance with the covenant described under “—Certain Covenants—Limitation on Indebtedness”;

(ix) pledges or deposits (x) with respect to leases or utilities provided to third parties in the ordinary course of business or (y) otherwise described in the definition of “Permitted Liens” or made in connection with Liens permitted under the covenant described under “—Certain Covenants—Limitation on Liens”;

(x)(1) Investments in or by any Special Purpose Subsidiary, or in connection with a Financing Disposition by or to or in favor of any Special Purpose Entity, including Investments of funds held in accounts permitted or required by the arrangements governing such Financing Disposition or any related

Indebtedness, or (2) any promissory note issued by the Company, or any Parent; provided that if such Parent receives cash from the relevant Special Purpose Entity in exchange for such note, an equal cash amount is contributed by any Parent to the Company;

(xi) Notes;

(xii) any Investment to the extent made using Capital Stock of the Company (other than Disqualified Stock), or Capital Stock of any Parent, as consideration;

(xiii) Management Advances;

(xiv) any transaction to the extent it constitutes an Investment that is permitted by and made in accordance with the provisions of paragraph (b) of the covenant described under “—Certain Covenants—Limitation on Transactions with Affiliates” (except transactions described in clauses (i), (v) and (vi) of such paragraph); and

(xv) other Investments in an aggregate amount outstanding at any time not to exceed the greater of $20.0 million or 5% of Consolidated Tangible Assets.

If any Investment pursuant to clause (xv) above is made in any Person that is not a Restricted Subsidiary and such Person thereafter becomes a Restricted Subsidiary, such Investment shall thereafter be deemed to have been made pursuant to clause (i) above and not clause (xv) above for so long as such Person continues to be a Restricted Subsidiary.

“Permitted Liens” means:

(a) Liens for taxes, assessments or other governmental charges not yet delinquent or the nonpayment of which in the aggregate would not reasonably be expected to have a material adverse effect on the Company and its Restricted Subsidiaries or that are being contested in good faith and by appropriate proceedings if adequate reserves with respect thereto are maintained on the books of the Company or a Subsidiary thereof, as the case may be, in accordance with GAAP;

(b) carriers’, warehousemen’s, mechanics’, landlords’, materialmen’s, repairmen’s or other like Liens arising in the ordinary course of business in respect of obligations that are not overdue for a period of more than 60 days or that are bonded or that are being contested in good faith and by appropriate proceedings;

(c) pledges, deposits or Liens in connection with workers’ compensation, unemployment insurance and other social security and other similar legislation or other insurance-related obligations (including, without limitation, pledges or deposits securing liability to insurance carriers under insurance or self-insurance arrangements);

(d) pledges, deposits or Liens to secure the performance of bids, tenders, trade, government or other contracts (other than for borrowed money), obligations for utilities, leases, licenses, statutory obligations, completion guarantees, surety, judgment, appeal or performance bonds, other similar bonds, instruments or obligations, and other obligations of a like nature incurred in the ordinary course of business;

(e) easements (including reciprocal easement agreements), rights-of-way, building, zoning and similar restrictions, utility agreements, covenants, reservations, restrictions, encroachments, charges, and other similar encumbrances or title defects incurred, or leases or subleases granted to others, in the ordinary course of business, which do not in the aggregate materially interfere with the ordinary conduct of the business of the Company and its Subsidiaries, taken as a whole;

(f) Liens existing on, or provided for under written arrangements existing on, the Issue Date, or (in the case of any such Liens securing Indebtedness of the Company or any of its Subsidiaries existing or arising under written arrangements existing on the Issue Date) securing any Refinancing Indebtedness in respect of such Indebtedness so long as the Lien securing such Refinancing Indebtedness is limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or under such written arrangements could secure) the original Indebtedness;

(g)(i) mortgages, liens, security interests, restrictions, encumbrances or any other matters of record that have been placed by any developer, landlord or other third party on property over which the Company or any Restricted Subsidiary of the Company has easement rights or on any leased property and subordination or similar agreements relating thereto and (ii) any condemnation or eminent domain proceedings affecting any real property;

(h) Liens securing Indebtedness (including Liens securing any Obligations in respect thereof) consisting of Hedging Obligations, Purchase Money Obligations or Capitalized Lease Obligations Incurred in compliance with the covenant described under “—Certain Covenants—Limitation on Indebtedness”;

(i) Liens arising out of judgments, decrees, orders or awards in respect of which the Company shall in good faith be prosecuting an appeal or proceedings for review, which appeal or proceedings shall not have been finally terminated, or if the period within which such appeal or proceedings may be initiated shall not have expired;

(j) leases, subleases, licenses or sublicenses to or from third parties;

(k) Liens securing Indebtedness (including Liens securing any Obligations in respect thereof) consisting of (1) Indebtedness Incurred in compliance with clause (b)(i), (b)(iv) or (b)(viii) of the covenant described under “—Certain Covenants—Limitation on Indebtedness,” (2) Bank Indebtedness Incurred in compliance with paragraph (b) of the covenant described under “—Certain Covenants—Limitation on Indebtedness,” (3) the Notes, (4) Indebtedness of any Restricted Subsidiary that is not a Subsidiary Guarantor, (5) Indebtedness or other obligations of any Special Purpose Entity or (6) obligations in respect of Management Advances, in each case including Liens securing any Guarantee of any thereof;

(l) Liens existing on property or assets of a Person at the time such Person becomes a Subsidiary of the Company (or at the time the Company or a Restricted Subsidiary acquires such property or assets, including any acquisition by means of a merger or consolidation with or into the Company or any Restricted Subsidiary); provided, however, that such Liens are not created in connection with, or in contemplation of, such other Person becoming such a Subsidiary (or such acquisition of such property or assets), and that such Liens are limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or, under the written arrangements under which such Liens arose, could secure) the obligations to which such Liens relate;

(m) Liens on Capital Stock, Indebtedness or other securities of an Unrestricted Subsidiary that secure Indebtedness or other obligations of such Unrestricted Subsidiary;

(n) any encumbrance or restriction (including, but not limited to, put and call agreements) with respect to Capital Stock of any joint venture or similar arrangement pursuant to any joint venture or similar agreement;

(o) Liens securing Indebtedness (including Liens securing any Obligations in respect thereof) consisting of Refinancing Indebtedness Incurred in respect of any Indebtedness secured by, or securing any refinancing, refunding, extension, renewal or replacement (in whole or in part) of any other obligation secured by, any other Permitted Liens; provided that any such new Lien is limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or, under the written arrangements under which the original Lien arose, could secure) the obligations to which such Liens relate;

(p) Liens (1) arising by operation of law (or by agreement to the same effect) in the ordinary course of business, (2) on property or assets under construction (and related rights) in favor of a contractor or developer or arising from progress or partial payments by a third party relating to such property or assets, (3) on receivables (including related rights), (4) on cash set aside at the time of the Incurrence of any Indebtedness or government securities purchased with such cash, in either case to the extent that such cash or government securities prefund the payment of interest on such Indebtedness and are held in an escrow account or similar arrangement to be applied for such purpose, (5) securing or arising by reason of any netting or set-off arrangement entered into in the ordinary course of banking or other trading activities, (6) in favor of the Company or any Subsidiary (other than Liens on property or assets of the Company or any Subsidiary Guarantor in favor of any Subsidiary that is not a Subsidiary Guarantor), (7) arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into in the ordinary course of business, (8) relating to pooled deposit or sweep accounts to permit satisfaction of overdraft, cash pooling or similar obligations incurred in the ordinary course of business, (9) attaching to commodity trading or other brokerage accounts incurred in the ordinary course of business or (10) arising in connection with repurchase agreements permitted under the covenant described under “—Certain Covenants—Limitation on Indebtedness,” on assets that are the subject of such repurchase agreements;

(q) other Liens securing obligations incurred in the ordinary course of business, which obligations do not exceed $25.0 million at any time outstanding; and

(r) Liens securing Indebtedness (including Liens securing any Obligations in respect thereof) consisting of Indebtedness Incurred in compliance with the covenant described under “—Certain Covenants—Limitation on Indebtedness”; provided that on the date of the Incurrence of such Indebtedness after giving effect to such Incurrence (or on the date of the initial borrowing of such Indebtedness after giving pro forma effect to the Incurrence of the entire committed amount of such Indebtedness), the Consolidated Secured Leverage Ratio shall not exceed 3.5 to 1.0.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, limited liability company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock” as applied to the Capital Stock of any corporation means Capital Stock of any class or classes (however designated) that by its terms is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation.

“Purchase Money Obligations” means any Indebtedness Incurred to finance or refinance the acquisition, leasing, construction or improvement of property (real or personal) or assets, and whether acquired through the direct acquisition of such property or assets or the acquisition of the Capital Stock of any Person owning such property or assets, or otherwise.

“Receivable” means a right to receive payment pursuant to an arrangement with another Person pursuant to which such other Person is obligated to pay, as determined in accordance with GAAP.

“refinance” means refinance, refund, replace, renew, repay, modify, restate, defer, substitute, supplement, reissue, resell or extend (including pursuant to any defeasance or discharge mechanism); and the terms “refinances,” “refinanced” and “refinancing” as used for any purpose in the Indenture shall have a correlative meaning.

“Refinancing Indebtedness” means Indebtedness that is Incurred to refinance any Indebtedness existing on the date of the Indenture or Incurred in compliance with such Indenture (including Indebtedness of the Company that refinances Indebtedness of any Restricted Subsidiary (to the extent permitted in such Indenture) and Indebtedness of any Restricted Subsidiary that refinances Indebtedness of another Restricted Subsidiary) including Indebtedness that refinances Refinancing Indebtedness; provided that (1) if the Indebtedness being refinanced is Subordinated Obligations or Guarantor Subordinated Obligations, the Refinancing Indebtedness has a final Stated Maturity at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the final Stated Maturity of the Indebtedness being refinanced (or if shorter, the Notes), (2) such Refinancing Indebtedness is Incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the sum of (x) the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being refinanced, plus (y) fees, underwriting discounts, premiums and other costs and expenses incurred in connection with such Refinancing Indebtedness and (3) Refinancing Indebtedness shall not include (x) Indebtedness of a Restricted Subsidiary that is not a Subsidiary Guarantor that refinances Indebtedness of the Company or a Subsidiary Guarantor that could not have been initially Incurred by such Restricted Subsidiary pursuant to the covenant described under “—Certain Covenants—Limitation on Indebtedness” or (y) Indebtedness of the Company or a Restricted Subsidiary that refinances Indebtedness of an Unrestricted Subsidiary.

“Related Business” means those businesses in which the Company or any of its Subsidiaries is engaged on the date of the Indenture, or that are related, complementary, incidental or ancillary thereto or extensions, developments or expansions thereof.

“Related Taxes” means (x) any taxes, charges or assessments, including but not limited to sales, use, transfer, rental, ad valorem, value-added, stamp, property, consumption, franchise, license, capital, net worth, gross receipts, excise, occupancy, intangibles or similar taxes, charges or assessments (other than federal, state or local taxes measured by income and federal, state or local withholding imposed by any government or other taxing authority on payments made by any Parent other than to another Parent), required to be paid by any Parent by virtue of its being incorporated or having Capital Stock outstanding (but not by virtue of owning stock or other equity interests of any corporation or other entity other than the Company, any of its Subsidiaries or any Parent), or being a holding company parent of the Company, any of its Subsidiaries or any Parent or receiving dividends from or other distributions in respect of the Capital Stock of the Company, any of its Subsidiaries or any Parent, or having guaranteed any obligations of the Company or any Subsidiary thereof, or having made any payment in respect of any of the items for which the Company or any of its Subsidiaries is permitted to make payments to any Parent pursuant to the covenant described under “—Certain Covenants—Limitation on Restricted Payments,” or acquiring, developing, maintaining, owning, prosecuting, protecting or defending its intellectual property and associated rights (including but not limited to receiving or paying royalties for the use thereof) relating to the business or businesses of the Company or any Subsidiary thereof, (y) any taxes attributable to any taxable period (or portion thereof) ending on or prior to the Issue Date, or to Holdings’ or any Parent’s receipt of, entitlement to, or obligation to make any payment in connection with the Transactions, including any payment received after the Issue Date pursuant to any agreement relating to the Transactions, or (z) any other federal, state, foreign, provincial or local taxes measured by income for which any Parent is liable up to an amount not to exceed, with respect to federal taxes, the amount of any such taxes that the Company and its Subsidiaries would have been required to pay on a separate company basis, or on a consolidated basis as if the Company had filed a consolidated return on behalf of an affiliated group (as defined in Section 1504 of the Code or an analogous provision of state, local or foreign law) of which it were the common parent, or with respect to state and local taxes, the amount of any such taxes that the Company and its Subsidiaries would have been required to pay on a separate company basis, or on a combined basis as if the Company had filed a combined return on behalf of an affiliated group consisting only of the Company and its Subsidiaries.

“Representative” means the trustee, agent or representative (if any) for an issue of Senior Indebtedness.

“Restricted Payment Transaction” means any Restricted Payment permitted pursuant to the covenant described under “—Certain Covenants—Limitation on Restricted Payments,” any Permitted Payment, any Permitted Investment, or any transaction specifically excluded from the definition of the term “Restricted Payment” (including pursuant to the exception contained in clause (i) and the parenthetical exclusions contained in clauses (ii) and (iii) of such definition).

“Restricted Subsidiary” means any Subsidiary of the Company other than an Unrestricted Subsidiary.

“SEC” means the Securities and Exchange Commission.

“Second Lien Credit Agreement” means the Credit Agreement, dated as of the Issue Date, among the Company, any other borrowers party thereto from time to time, the guarantors party thereto from time to time, the lenders party thereto from time to time, Bank of America, N.A. as agent, Banc of America Securities LLC and CIBC World Markets Corp., as joint lead arrangers and joint bookrunning managers, and GE Capital Markets, Inc and UBS Securities LLC as co-managers, as such agreement may be amended, supplemented, waived or otherwise modified from time to time or refunded, refinanced, restructured, replaced, renewed, repaid, increased or extended from time to time (whether in whole or in part, whether with the original agent, lenders and other financial institutions or other agents, lenders and other financial institutions or otherwise, and whether provided under the original Second Lien Credit Agreement or one or more other credit agreements, indentures (including the Indenture) or financing agreements or otherwise).

“Second Lien Facility” means the collective reference to the Second Lien Credit Agreement, any Loan Documents (as defined therein), any notes and letters of credit issued pursuant thereto and any guarantee and collateral agreement, patent and trademark security agreement, mortgages, letter of credit applications and other guarantees, pledge agreements, security agreements and collateral documents, and other instruments and documents, executed and delivered pursuant to or in connection with any of the foregoing, in each case as the same may be amended, supplemented, waived or otherwise modified from time to time, or refunded, refinanced, restructured, replaced, renewed, repaid, increased or extended from time to time (whether in whole or in part, whether with the original agent, lenders and other financial institutions or other agents, lenders and other financial institutions or otherwise, and whether provided under the original Second Lien Credit Agreement or one or more other credit agreements, indentures (including the Indenture) or financing agreements or otherwise). Without limiting the generality of the foregoing, the term “Second Lien Facility” shall include any agreement (i) changing the maturity of any Indebtedness Incurred thereunder or contemplated thereby, (ii) adding Subsidiaries of the Company as additional borrowers or guarantors thereunder, (iii) increasing the amount of Indebtedness Incurred thereunder or available to be borrowed thereunder or (iv) otherwise altering the terms and conditions thereof.

“Senior Indebtedness” means any Indebtedness of the Company or any Restricted Subsidiary other than Subordinated Obligations.

“Senior Secured Credit Facilities” means, collectively, the ABL Facility and the Second Lien Facility.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “significant subsidiary” of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC, as such Regulation is in effect on the Issue Date.

“Special Purpose Entity” means (x) any Special Purpose Subsidiary or (y) any other Person that is engaged in the business of (i) acquiring, selling, collecting, financing or refinancing Receivables, accounts (as defined in the Uniform Commercial Code as in effect in any jurisdiction from time to time), other accounts and/or other receivables, and/or related assets, and/or (ii) acquiring, selling, leasing, financing or refinancing Equipment, and/ or related rights (including under leases, manufacturer warranties and buy-back programs, and insurance policies) and/or assets (including managing, exercising and disposing of any such rights and/or assets).

“Special Purpose Financing” means any financing or refinancing of assets consisting of or including Receivables and/or other Equipment of the Company or any Restricted Subsidiary that have been transferred to a Special Purpose Entity or made subject to a Lien in a Financing Disposition.

“Special Purpose Financing Fees” means distributions or payments made directly or by means of discounts with respect to any participation interest issued or sold in connection with, and other fees paid to a Person that is not a Restricted Subsidiary in connection with, any Special Purpose Financing.

“Special Purpose Financing Undertakings” means representations, warranties, covenants, indemnities, guarantees of performance and (subject to clause (y) of the proviso below) other agreements and undertakings entered into or provided by the Company or any of its Restricted Subsidiaries that the Company determines in good faith (which determination shall be conclusive) are customary or otherwise necessary or advisable in connection with a Special Purpose Financing or a Financing Disposition; provided that (x) it is understood that Special Purpose Financing Undertakings may consist of or include (i) reimbursement and other obligations in respect of notes, letters of credit, surety bonds and similar instruments provided for credit enhancement purposes or (ii) Hedging Obligations, or other obligations relating to Interest Rate Agreements entered into by the Company or any Restricted Subsidiary, in respect of any Special Purpose Financing or Financing Disposition, and (y) subject to the preceding clause (x), any such other agreements and undertakings shall not include any Guarantee of Indebtedness of a Special Purpose Subsidiary by the Company or a Restricted Subsidiary that is not a Special Purpose Subsidiary.

“Special Purpose Subsidiary” means a Subsidiary of the Company that (a) is engaged solely in (x) the business of (i) acquiring, selling, collecting, financing or refinancing Receivables, accounts (as defined in the Uniform Commercial Code as in effect in any jurisdiction from time to time) and other accounts and receivables (including any thereof constituting or evidenced by chattel paper, instruments or general intangibles), all proceeds thereof and all rights (contractual and other), collateral and other assets relating thereto, and/or (ii) acquiring, selling, leasing, financing or refinancing Equipment, and/or related rights (including under leases, manufacturer warranties and buy-back programs, and insurance policies) and /or assets (including managing, exercising and disposing of any such rights and/or assets), all proceeds thereof and all rights (contractual and other), collateral and other assets relating thereto, and (y) any business or activities incidental or related to such business, and (b) is designated as a “Special Purpose Subsidiary” by the Board of Directors.

“S&P” means Standard & Poor’s Ratings Group, a division of The McGraw-Hill Companies, Inc., and its successors.

“Sponsor” means Lightyear Capital LLC.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency).

“Subordinated Obligations” means any Indebtedness of the Company (whether outstanding on the date of the Indenture or thereafter Incurred) that is expressly subordinated in right of payment to the Notes pursuant to a written agreement or is Disqualified Stock.

“Subsidiary” of any Person means any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other equity interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by (i) such Person or (ii) one or more Subsidiaries of such Person.

“Subsidiary Guarantee” means any guarantee that may from time to time be entered into by a Restricted Subsidiary of the Company on or after the Issue Date pursuant to the covenant described under “—Certain Covenants—Future Subsidiary Guarantors.” As used in the Indenture, “Subsidiary Guarantee” refers to a Subsidiary Guarantee of the Notes.

“Subsidiary Guarantor” means any Restricted Subsidiary of the Company that enters into a Subsidiary Guarantee. As used in the Indenture, “Subsidiary Guarantor” refers to a Subsidiary Guarantor of the Notes.

“Successor Company” shall have the meaning assigned thereto in clause (i) under “—Merger and Consolidation.”

“Temporary Cash Investments” means any of the following: (i) any investment in (x) direct obligations of the United States of America, a member state of The European Union or any country in whose currency funds are being held pending their application in the making of an investment or capital expenditure by the Company or a Restricted Subsidiary in that country or with such funds, or any agency or instrumentality of any thereof or obligations Guaranteed by the United States of America or a member state of The European Union or any country in whose currency funds are being held pending their application in the making of an investment or capital expenditure by the Company or a Restricted Subsidiary in that country or with such funds, or any agency or instrumentality of any of the foregoing, or obligations guaranteed by any of the foregoing or (y) direct obligations of any foreign country recognized by the United States of America rated at least “A” by S&P or “A-1” by Moody’s (or, in either case, the equivalent of such rating by such organization or, if no rating of S&P or Moody’s then exists, the equivalent of such rating by any nationally recognized rating organization), (ii) overnight bank deposits, and investments in time deposit accounts, certificates of deposit, bankers’ acceptances and money market deposits (or, with respect to foreign banks, similar instruments) maturing not more than one year after the date of acquisition thereof issued by (x) any bank or other institutional lender under a Credit Facility or any affiliate thereof or (y) a bank or trust company that is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America having capital and surplus aggregating in excess of $250.0 million (or the foreign currency equivalent thereof) and whose long term debt is rated at least “A” by S&P or “A-1” by Moody’s (or, in either case, the equivalent of such rating by such organization or, if no rating of S&P or Moody’s then exists, the equivalent of such rating by any nationally recognized rating organization) at the time such Investment is made, (iii) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (i) or (ii) above entered into with a bank meeting the qualifications described in clause (ii) above, (iv) Investments in commercial paper, maturing not more than 270 days after the date of acquisition, issued by a Person (other than that of the Company or any of its Subsidiaries), with a rating at the time as of which any Investment therein is made of “P-2” (or higher) according to Moody’s or “A-2” (or higher) according to S&P (or, in either case, the equivalent of such rating by such organization or, if no rating of S&P or Moody’s then exists, the equivalent of such rating by any nationally recognized rating organization), (v) Investments in securities maturing not more than one year after the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least “A” by S&P or “A” by Moody’s (or, in either case, the equivalent of such rating by such organization or, if no rating of S&P or Moody’s then exists, the equivalent of such rating by any nationally recognized rating organization), (vi) Preferred Stock (other than of the Company or any of its Subsidiaries) having a rating of “A” or higher by S&P or “A2” or higher by Moody’s (or, in either case, the equivalent of such rating by such organization or, if no rating of S&P or Moody’s then exists, the equivalent of such rating by any nationally recognized rating organization), (vii) investment funds investing 95% of their assets in securities of the type described in clauses (i)-(vi) above (which funds may also hold reasonable amounts of cash pending investment and/or distribution), (viii) any money market deposit accounts issued or offered by a domestic commercial bank or a commercial bank organized and located in a country recognized by the United States of America, in each case, having capital and surplus in excess of $250.0 million (or the foreign currency equivalent thereof), or investments in money market funds subject to the risk limiting conditions of Rule 2a-7 (or any successor rule) of the SEC under the Investment Company Act of 1940, as amended, and (ix) similar investments approved by the Board of Directors in the ordinary course of business.

“TIA” means the Trust Indenture Act of 1939 (15 U.S.C. §§ 77aaa-7bbbb) as in effect on the date of the Indenture.

“Trade Payables” means, with respect to any Person, any accounts payable or any indebtedness or monetary obligation to trade creditors created, assumed or guaranteed by such Person arising in the ordinary course of business in connection with the acquisition of goods or services.

“Transactions” has the meaning ascribed to such term in the Preliminary Offering Memorandum relating to the Notes, dated as of May 10, 2007.

“Trustee” means the party named as such in the Indenture until a successor replaces it and, thereafter, means the successor.

“Trust Officer” means:

(1) any officer within the corporate trust department of the Trustee, including any vice president, assistant vice president, assistant secretary, assistant treasurer, trust officer or any other officer of the Trustee who customarily performs functions similar to those performed by the Persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred because of such Person’s knowledge of and familiarity with the particular subject, and

(2) who shall have direct responsibility for the administration of the Indenture.

“Unrestricted Subsidiary” means (i) any Subsidiary of the Company that at the time of determination is an Unrestricted Subsidiary, as designated by the Board of Directors in the manner provided below, and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary of the Company) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Capital Stock or Indebtedness of, or owns or holds any Lien on any property of, the Company or any other Restricted Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; provided that (A) such designation was made at or prior to the Issue Date, or (B) the Subsidiary to be so designated has total consolidated assets of $1,000 or less or (C) if such Subsidiary has consolidated assets greater than $1,000, then such designation would be permitted under the covenant described under “—Certain Covenants—Limitation on Restricted Payments.” The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that immediately after giving effect to such designation (x) the Company could Incur at least $1.00 of additional Indebtedness under paragraph (a) in the covenant described under “—Certain Covenants—Limitation on Indebtedness”, (y) the Consolidated Coverage Ratio would be greater than it was immediately prior to giving effect to such designation or (z) such Subsidiary shall be a Special Purpose Subsidiary with no Indebtedness outstanding other than Indebtedness that can be Incurred (and upon such designation shall be deemed to be Incurred and outstanding) pursuant to paragraph (b) of the covenant described under “—Certain Covenants—Limitation on Indebtedness”. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Company’s Board of Directors giving effect to such designation and an Officer’s Certificate of the Company certifying that such designation complied with the foregoing provisions.

“U.S. Government Obligation” means (x) any security that is (i) a direct obligation of the United States of America for the payment of which the full faith and credit of the United States of America is pledged or (ii) an obligation of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case under the preceding clause (i) or (ii), is not callable or redeemable at the option of the issuer thereof, and (y) any depositary receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act) as custodian with respect to any U.S. Government Obligation that is specified in clause (x) above and held by such bank for the account of the holder of such depositary receipt, or with respect to any specific payment of principal of or interest on any US. Government Obligation that is so specified and held; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of principal or interest evidenced by such depositary receipt.

“Voting Stock” of an entity means all classes of Capital Stock of such entity then outstanding and normally entitled to vote in the election of directors or all interests in such entity with the ability to control the management or actions of such entity.

BOOK ENTRY; DELIVERY AND FORM

The Global Notes

The exchange notes issued in exchange for outstanding notes will be represented by global notes in definitive, fully registered form, without interest coupons (collectively, the “global notes”).

Upon issuance, the global notes will be deposited with the Trustee as custodian for The Depository Trust Company (“DTC”) and registered in the name of Cede & Co., as nominee of DTC.

Ownership of beneficial interests in each global note will be limited to persons who have accounts with DTC (“DTC participants”) or persons who hold interests through DTC participants. We expect that under procedures established by DTC:

•

upon deposit of each global note with DTC’s custodian, DTC will credit portions of the principal amount of the global note to the accounts of the DTC participants designated by the initial purchasers; and

•

ownership of beneficial interests in each global note will be shown on, and transfer of ownership of those interests will be effected only through, records maintained by DTC (with respect to interests of DTC participants) and the records of DTC participants (with respect to other owners of beneficial interests in the global note).

Beneficial interests in the global notes may not be exchanged for notes in physical, certificated form except in the limited circumstances described below.

Book-entry Procedures for the Global Notes

The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. The Company takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

DTC has advised the Company that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the Initial Purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”).

Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised us that, pursuant to procedures established by it:

(1) upon deposit of the Global Notes, DTC will credit the accounts of Participants designated by the Initial Purchasers with portions of the principal amount of the Global Notes; and

(2) ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).

Investors in the Global Notes who are Participants in DTC’s system may hold their interests therein directly through DTC. Investors in the Global Notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) which are Participants in such system. Investors in the Regulation S Global Notes must initially hold their interests therein through Euroclear or Clearstream, if they are participants in such systems, or indirectly through organizations that are participants in such systems.

The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants, the ability of a person having beneficial interests in a Global Note to pledge such interests to persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of interests in the Global Notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or “holders” thereof under the indenture of any purpose.

Payments in respect of the principal of, and interest and premium on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the indenture. Under the terms of the indenture governing the notes, the Company and the trustee will treat the persons in whose names the notes, including the Global Notes, are registered as the owners of the notes for the purpose of receiving payments and for all other purposes. Consequently, neither the Company, the trustee nor any agent of the Company or the trustee has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes; or

(2) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants. DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or the Company. Neither the Company nor the trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the notes, and the Company and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Subject to the transfer restrictions set forth under the caption “Notice to Investors,” transfers between Participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Subject to compliance with the transfer restrictions applicable to the notes described herein, cross-market transfers between the Participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant

Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange the Global Notes for legended notes in certificated form, and to distribute such notes to its Participants.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Global Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. Neither the Company nor the trustee nor any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A Global Note is exchangeable for definitive notes in registered certificated form (“Certificated Notes”), if:

(1) DTC (a) notifies the Company that it is unwilling or unable to continue as depositary for the Global Notes and the Company fails to appoint a successor depositary or (b) has ceased to be a clearing agency registered under the Exchange Act; or

(2) there has occurred and is continuing a Default or Event of Default with respect to the notes. In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the trustee by or on behalf of DTC in accordance with the indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures) and will bear an applicable restrictive legend unless that legend is not required by applicable law.

Exchange of Certificated Notes for Global Notes

Certificated Notes may not be exchanged for beneficial interests in any Global Note unless the transferor first delivers to the applicable trustee a written certificate (in the form provided in the indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such notes. See “Notice to Investors.”

Same Day Settlement and Payment

We will make payments in respect of the notes represented by the Global Notes (including principal and premium, if any) by wire transfer of immediately available funds to the accounts specified by the Global Note holder. We will make all payments of principal, interest and premium, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the holders of the Certificated Notes or, if no such account is specified, by mailing a check to each such holder’s registered address. The notes represented by the Global Notes are expected to be eligible to trade in the PORTAL market and to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. We expect that secondary trading in any Certificated Notes will also be settled in immediately available funds.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised us that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The exchange of outstanding notes for exchange notes in the exchange offer will not constitute a taxable event to holders. Consequently, no gain or loss will be recognized by a holder upon receipt of an exchange note, the holding period of the exchange note will include the holding period of the outstanding note exchanged therefor and the basis of the exchange note will be the same as the basis of the outstanding note immediately before the exchange.

In any event, persons considering the exchange of outstanding notes for exchange notes should consult their own tax advisors concerning the United States federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

CERTAIN ERISA CONSIDERATIONS

The notes may be purchased and held by an employee benefit plan subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or by an individual retirement account or other plan subject to Section 4975 of the Internal Revenue Code of 1986, as amended (“Code”). A fiduciary of an employee benefit plan subject to ERISA must, however, determine that the purchase and holding of a note is consistent with its fiduciary duties under ERISA. The fiduciary of an ERISA plan, as well as any other prospective investor subject to Section 4975 of the Code or any similar law, must also determine that the purchase and holding of notes does not result in a non-exempt prohibited transaction as defined in Section 406 of ERISA or Section 4975 of the Code or any similar law. Each purchaser and transferee of a note who is subject to Section 406 of ERISA and/or Section 4975 of the Code or any similar law (“Plan Investor”) will be deemed to have represented to us, by its acquisition and holding of the note, that its acquisition and holding of the notes does not constitute or give rise to a non-exempt prohibited transaction under Section 406 of ERISA, Section 4975 of the Code or any similar law. The sale of any notes to any Plan Investor is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by Plan Investors generally or any particular Plan Investor, or that such an investment is appropriate for Plan Investors generally or any particular Plan Investor.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where the outstanding notes were acquired as a result of market-making activities or other trading activities. To the extent any such broker-dealer participates in the exchange offer, we have agreed that for a period of up to 90 days, we will use our reasonable best efforts to make this prospectus, as amended or supplemented, available to such broker-dealer for use in connection with any such resale, and will deliver as many additional copies of this prospectus and each amendment or supplement to this prospectus and any documents incorporated by reference in this prospectus as such broker-dealer may reasonably request.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own accounts pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of these methods of resale, at market prices prevailing at the time of resale, at prices related to the prevailing market prices or negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer or the purchasers of any exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of the exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any resale of exchange notes and any commissions or concessions received by these persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

We have agreed to pay all expenses incident to the exchange offer and will indemnify the holders of outstanding notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the exchange notes offered hereby will be passed upon by Simpson Thacher & Bartlett LLP, New York, New York. Certain matters under Florida law will be passed on by Baker & McKenzie.

EXPERTS

The consolidated financial statements of Neff Corp. and subsidiaries as of and for the years ended December 31, 2006 and 2005, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion on the consolidated financial statements and includes an explanatory paragraph referring to the adoption of Statement of Financial Accounting Standards No. 123-R “Share-Based Payment” in 2006) appearing herein and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Our consolidated financial statements for the year ended December 31, 2004 included in this prospectus have been audited by Kaufman, Rossin & Co., P.A., independent registered public accounting firm as stated in their report appearing elsewhere herein.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-4 under the Securities Act with respect to the exchange notes. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us and the exchange notes, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and, where such contract or other document is an exhibit to the registration statement, each such statement is qualified by the provisions in such exhibit to which reference is hereby made. We are not currently subject to the informational requirements of the Exchange Act. As a result of the offering of the exchange notes, we will become subject to the informational requirements of the Exchange Act and, in accordance therewith, will file reports and other information with the SEC. The registration statement, historical information about Neff Corp. and other information can be inspected and copied at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington D.C. 20549. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the SEC’s home page on the Internet (http://www.sec.gov).

NEFF CORP. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	March 31, 2007	December 31, 2006
ASSETS
Cash and cash equivalents	$59	$158
Accounts receivable, net of allowance for doubtful accounts of $1,320 in 2007 and $1,589 in 2006	45,145	49,357
Inventories	1,716	1,617
Rental equipment, net	346,199	318,446
Property and equipment, net	29,262	21,391
Goodwill	8,714	8,726
Deferred tax asset, net	3,182	3,774
Prepaid expenses and other assets	17,046	17,163

Total assets	$451,323	$420,632

LIABILITIES AND STOCKHOLDERS’ DEFICIENCY
Liabilities
Accounts payable	$13,774	$4,498
Accrued expenses	33,381	20,958
Credit facility	170,800	163,500
11 1/4% second priority senior secured notes	245,000	245,000
13% senior subordinated notes, net of unamortized discount of $2,743 in 2007 and $2,812 in 2006 (including related party balances of $72,428 in 2007 and $72,364 in 2006)	77,257	77,188

Total liabilities	540,212	511,144

Commitments and contingencies

Stockholders’ deficiency
Class A Common Stock; $.01 par value; 20,000 shares authorized; 12,479 shares issued and outstanding in 2007 and 2006	125	125
Additional paid-in capital	23,182	22,573
Accumulated deficit	(112,196)	(113,210)

Total stockholders’ deficiency	(88,889)	(90,512)

Total liabilities and stockholders’ deficiency	$451,323	$420,632

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NEFF CORP. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands)

	For the Three Months Ended March 31,
	2007	2006
Revenues
Rental revenues	$62,352	$61,876
Equipment sales	14,599	11,993
Parts and service	3,471	3,791

Total revenues	80,422	77,660

Cost of revenues
Cost of equipment sold	10,062	8,662
Depreciation of rental equipment	15,131	13,954
Maintenance of rental equipment	17,470	17,359
Cost of parts and service	2,154	2,262

Total cost of revenues	44,817	42,237

Gross profit	35,605	35,423

Other operating expenses
Selling, general and administrative expenses	18,957	17,726
Other depreciation and amortization	1,754	1,370

Total other operating expenses	20,711	19,096

Income from operations	14,894	16,327

Other expenses
Interest expense (including related party interest of $2,502 in 2007 and $2,495 in 2006)	12,627	11,847
Amortization of debt issue costs	536	469

Total other expenses	13,163	12,316

Income before provision for income taxes	1,731	4,011
Provision for income taxes	(717)	—

Net income	$1,014	$4,011

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NEFF CORP. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	For the Three months Ended March 31,
	2007	2006
Cash Flows from Operating Activities
Net income	$1,014	$4,011
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	16,885	15,324
Amortization of debt issue costs	536	469
Gain on sale of equipment	(4,536)	(3,331)
Provision for bad debt	11	22
Stock compensation expense	609	599
Deferred income taxes	592	—
Changes in operating assets and liabilities:
Accounts receivable	4,201	2,285
Inventories and other assets	(437)	(640)
Accounts payable and accrued expenses	15,432	19,437

Net cash provided by operating activities	34,307	38,176

Cash Flows from Investing Activities
Purchases of rental equipment	(46,680)	(58,975)
Proceeds from sale of equipment	14,599	11,993
Purchases of property and equipment	(9,625)	(4,721)

Net cash used in investing activities	(41,706)	(51,703)

Cash Flows from Financing Activities
Borrowings under credit facility	7,300	13,527

Net cash provided by financing activities	7,300	13,527

Net decrease in cash and cash equivalents	(99)	—
Cash and cash equivalents, beginning of period	158	33

Cash and cash equivalents, end of period	$59	$33

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NEFF CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—BASIS OF PRESENTATION

Neff Corp. and its wholly-owned subsidiaries (“Neff” or the “Company”) own and operate equipment rental locations throughout the southern and western regions of the United States. The Company also sells used equipment, parts and merchandise and provides ongoing repair and maintenance services.

The condensed consolidated balance sheet as of December 31, 2006 has been derived from the Company’s audited financial statements. The condensed consolidated interim financial statements as of March 31, 2007 and for the three months ended March 31, 2007 and 2006 are unaudited. However, in our opinion, these unaudited condensed consolidated financial statements reflect all adjustments which are necessary for a fair presentation of our financial position, results of operations and cash flows for the periods presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements and the related notes thereto for the year ended December 31, 2006. The results of operations for the three months ended March 31, 2007 are not necessarily indicative of the results which may be reported for the year ending December 31, 2007.

All intercompany transactions and balances have been eliminated in consolidation.

The Merger

On May 31, 2007, the Company consummated the transactions (the “Transactions”) contemplated by the merger agreement, dated March 31, 2007, (the “Merger Agreement”), between the Company and LYN Holdings LLC, a Delaware limited liability company (the “Buyer”), LYN Holdings Corp. (“Holdings”), a Delaware corporation and a direct, wholly-owned subsidiary of the Buyer, and LYN Acquisition Corp. (“Merger Sub”), a Delaware corporation and a wholly-owned subsidiary of Holdings. The Buyer, Holdings and Merger Sub are affiliates of Lightyear Capital LLC. Pursuant to the Merger Agreement, the Company merged with LYN Acquisition Corp. (“Merger Sub”), a Delaware corporation, and became an indirect wholly-owned subsidiary of the Buyer. Under the Merger Agreement, Neff Corp. became the surviving entity. In connection with the Transactions, on May 4, 2007 the Company commenced a tender offer and consent solicitation to purchase any and all of its subsidiary Neff Rental LLC’s (“Neff LLC”) 11 1/4% Second Priority Senior Secured Notes due 2012 (the “11 1/4% Notes”), and Neff LLC’s 13% Senior Subordinated Notes due 2013 (the “13% Notes” and, together with the 11 1/4% Notes, the “Securities”). The Company purchased the tendered notes on the date of the Transactions and, in connection with the Transactions, the Company refinanced its Credit Facility.

The total equity contributed in the Transactions was approximately $201.6 million. Approximately $191.0 million was contributed to the common equity of Merger Sub by the Buyer and certain co-investors. An additional $10.6 million of equity in Holdings was retained by certain members of management in the form of rollover equity. The merger consideration paid to the Company’s stockholders and option holders was $366.8 million. In addition to the equity contributions described above, the Transactions were funded with the proceeds from borrowings under a new $350.0 million senior secured asset-based revolving credit facility, borrowings under a new $290.0 million senior secured second lien term loan, and the issuance of $230.0 million aggregate principal amount of the 10% Senior Notes due 2015.

NEFF CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

NOTE 1—BASIS OF PRESENTATION (Continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company considers critical accounting policies to be those that require more significant judgments and estimates in the preparation of the unaudited condensed consolidated financial statements including the valuation of rental equipment and other long-lived assets, the valuation of accounts receivable and the valuation of deferred tax assets. Management relies on historical experience and other assumptions believed to be reasonable under the circumstances in making its judgments and estimates. Actual results could differ from those estimates.

Recognition of Revenue

The Company recognizes revenue when all of the following criteria are met: (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred, (iii) the price is fixed or determinable, and (iv) collectability is probable.

Rental revenues in the unaudited condensed consolidated statements of operations include revenue earned on equipment rentals and rental equipment pick-up and delivery fees. Revenue earned on equipment rentals is recognized as earned over the contract period which may be daily, weekly or monthly. Revenue earned on rental equipment pick-up and delivery fees is recognized at the time the services are provided.

Revenue from the sale of equipment and parts is recognized at the time of delivery to, or pick-up by, the customer and when all obligations under the sales contract have been fulfilled. Service revenues are recognized at the time the services are provided.

Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Stock-based Compensation

During the three months ended March 31, 2007 and 2006, stock compensation expense related to the Company’s stock-based compensation awards was $0.6 million and $0.6 million, respectively. During the three months ended March 31, 2007 and 2006, no stock-based awards were granted, forfeited, or exercised.

Segment Reporting

The Company’s operations consist of the rental and sale of equipment, and parts and services in five geographical operating segments. Each of the Company’s regions have been aggregated into one reportable segment because they offer similar products and services in similar markets and have similar economic characteristics. The Company operates primarily in the United States and had minimal international sales for any of the periods presented. No single customer accounted for more than 10% of the Company’s total revenues in any of the periods presented.

NEFF CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

NOTE 1—BASIS OF PRESENTATION (Continued)

Fair Value of Financial Instruments

The fair market value of financial instruments held by the Company are based on a variety of factors and assumptions and may not necessarily be representative of the actual gains or losses that will be realized in the future and do not include expenses that could be incurred in an actual sale or settlement of such financial instruments.

New Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 provides guidance relative to the recognition, derecognition and measurement of tax positions for financial statement purposes. The standard also requires expanded disclosures. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. The Company adopted the provisions of FIN 48 on January 1, 2007. As of January 1, 2007 and March 31, 2007, the Company had no material unrecognized tax benefits and no adjustments to its financial position, results of operations or cash flows were required. The Company does not expect that unrecognized tax benefits will increase within the next twelve months. In the event the Company were to recognize interest and penalties related to uncertain tax positions, it would be recognized in the financial statements as income tax expense. Tax years 2003 through 2006 and 2002 through 2006 are subject to examination by the federal and state taxing authorities, respectively. There are no income tax examinations currently in process.

In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements”, (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. SFAS 157 requires companies to disclose the fair value of their financial instruments according to a fair value hierarchy, as defined, and companies may be required to provide additional disclosures based on that hierarchy. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is currently evaluating the impact adoption of SFAS 157 may have on its results of operations, financial position or cash flows.

In February 2007, the FASB issues SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”, (“SFAS 159”). SFAS 159 permits companies to measure many financial instruments and certain other items at fair value. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact adoption of SFAS 159 may have on its results of operations, financial position or cash flows.

NEFF CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

NOTE 2—SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

	For the Three months Ended March 31,
	2007	2006
	(in thousands)
Supplemental Disclosures of Cash Flow Information
Cash paid for interest	$3,105	$2,332

Cash paid for rental equipment additions:
Total fleet additions	$52,947	$67,564
Less amounts included in accounts payable and accrued expenses at March 31,	(6,891)	(12,134)
Add amounts included in accounts payable and accrued expenses at December 31 of prior year	624	3,545

Cash payments made for rental equipment additions	$46,680	$58,975

NOTE 3—ACQUISITION

On May 18, 2006, the Company acquired River City Connections, Inc., a rental equipment business with two locations in Sacramento, California, for $17.1 million after giving effect to post-closing purchase price adjustments. The purchase was funded through borrowings on the Credit Facility. The acquired company was immediately merged with and into Valley Rents and Ready Mix, Inc. (“Valley Rents”), a Delaware corporation, which remained as the surviving entity and a wholly-owned subsidiary of Neff Rental, Inc. Valley Rents subsequently became a co-guarantor of the Credit Facility, 11 1/4% Notes and 13% Notes. On December 22, 2006 Valley Rents was merged into Neff Rental, Inc., with Neff Rental, Inc. remaining as the surviving entity.

The purchase price of $17.1 million was allocated to the assets acquired, mainly rental equipment, and liabilities assumed based on their estimated fair values at the date of acquisition. The excess purchase price over the fair values of assets acquired and liabilities assumed of $8.7 million was allocated to goodwill. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” goodwill is no longer amortized, but is tested at least annually for impairment. The allocation of the purchase price to the identifiable intangible assets acquired in these unaudited condensed consolidated financial statements is preliminary until the Company obtains final information regarding their fair values.

The results of operations of the acquired business have been included in the Company’s unaudited condensed consolidated statements of operations since the acquisition date and did not have a material impact on the Company’s results of operations. The pro forma results of operations, assuming the acquisition took place at the beginning of the periods presented, were not significantly different from the Company’s reported results of operations.

NOTE 4—SUPPLEMENTAL UNAUDITED CONDENSED CONSOLIDATING FINANCIAL INFORMATION

On July 8, 2005, Neff LLC and its subsidiaries issued the Securities. Neff Finance Corp. (“Neff Finance”) is a co-issuer of the Securities and Neff Rental, Inc. is a guarantor of the Securities. Both Neff Finance and Neff Rental, Inc. are direct, 100% owned subsidiaries of Neff LLC. The obligations of Neff Finance and Neff Rental, Inc. in respect of the Securities are full and unconditional. The obligations of Neff Finance are joint and several with Neff LLC, and the obligations of Neff Rental, Inc. are joint and several with all future guarantors in respect of the Securities.

NEFF CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

NOTE 4—SUPPLEMENTAL UNAUDITED CONDENSED CONSOLIDATING FINANCIAL INFORMATION (Continued)

The Company conducts substantially all of its business through, and derives all of its income from, its operating subsidiary, Neff Rental, Inc. Therefore, the Company’s ability to make required principal and interest payments with respect to its indebtedness depends on the earnings of its subsidiaries and its ability to receive funds from its subsidiaries through dividend and other payments. Neff Rental, Inc. is subject to various financial and restrictive covenants under its Credit Facility that limit its ability to distribute cash to Neff LLC. However, the Credit Facility expressly allows distributions of cash in connection with regularly scheduled payments of principal and interest and certain other amounts in respect of the Securities.

Neff Finance has no assets, operations, revenues or cash flows other than those related to the issuance, administration and repayment of the Securities. Its only assets are its nominal capitalization of $1.00, and thus, the Company has not presented separate financial statements and other disclosures concerning Neff Finance.

In accordance with criteria established under Rule 3-10 of Regulation S-X under the Securities Act of 1933, as amended, (the “Act”), the following tables present unaudited condensed consolidating financial information of (a) Neff Corp. (“Parent”), (b) Neff LLC and (c) Neff Rental, Inc. (the “Guarantor Subsidiary”), in its capacity as guarantor of the Securities:

NEFF CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

NOTE 4—SUPPLEMENTAL UNAUDITED CONDENSED CONSOLIDATING FINANCIAL INFORMATION (Continued)

SUPPLEMENTAL UNAUDITED CONDENSED CONSOLIDATING

BALANCE SHEET AS OF MARCH 31, 2007

(in thousands)

	Guarantor Subsidiary	Neff LLC	Parent	Eliminations	Condensed Consolidated
ASSETS
Cash and cash equivalents	$59	$—	$—	$—	$59
Accounts receivable, net	45,145	—	—	—	45,145
Inventories	1,716	—	—	—	1,716
Rental equipment, net	346,199	—	—	—	346,199
Property and equipment, net	29,262	—	—	—	29,262
Investment in subsidiaries	—	14,534	(88,889)	74,355	—
Goodwill	8,714	—	—	—	8,714
Deferred tax asset, net	3,182	—	—	—	3,182
(Due to) from affiliates	(220,363)	220,363	—	—	—
Prepaid expenses and other assets	7,399	9,647	—	—	17,046

Total assets	$221,313	$244,544	$(88,889)	$74,355	$451,323

LIABILITIES AND STOCKHOLDERS’ DEFICIENCY
Liabilities
Accounts payable	$13,774	$—	$—	$—	$13,774
Accrued expenses	22,205	11,176	—	—	33,381
Credit facility	170,800	—	—	—	170,800
11 1/4% second priority senior secured notes	—	245,000	—	—	245,000
13% senior subordinated notes	—	77,257	—	—	77,257

Total liabilities	206,779	333,433	—	—	540,212

Stockholders’ deficiency
Members’ deficit	—	(88,889)	—	88,889	—
Class A Common Stock	—	—	125	—	125
Additional paid-in capital	37,498	—	23,182	(37,498)	23,182
Accumulated deficit	(22,964)	—	(112,196)	22,964	(112,196)

Total stockholders’ deficiency	14,534	(88,889)	(88,889)	74,355	(88,889)

Total liabilities and stockholders’ deficiency	$221,313	$244,544	$(88,889)	$74,355	$451,323

NEFF CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

NOTE 4—SUPPLEMENTAL UNAUDITED CONDENSED CONSOLIDATING FINANCIAL INFORMATION (Continued)

SUPPLEMENTAL UNAUDITED CONDENSED CONSOLIDATING

BALANCE SHEET AS OF DECEMBER 31, 2006

(in thousands)

	Guarantor Subsidiary	Neff LLC	Parent	Eliminations	Condensed Consolidated
ASSETS
Cash and cash equivalents	$158	$—	$—	$—	$158
Accounts receivable, net	49,357	—	—	—	49,357
Inventories	1,617	—	—	—	1,617
Rental equipment, net	318,446	—	—	—	318,446
Property and equipment, net	21,391	—	—	—	21,391
Investment in subsidiaries	—	3,040	(90,512)	87,472	—
Goodwill	8,726	—	—	—	8,726
Deferred tax asset, net	3,774	—	—	—	3,774
(Due to) from affiliates	(220,361)	220,361	—	—	—
Prepaid expenses and other assets	7,203	9,960	—	—	17,163

Total assets	$190,311	$233,361	$(90,512)	$87,472	$420,632

LIABILITIES AND STOCKHOLDERS’ DEFICIENCY
Liabilities
Accounts payable	$4,498	$—	$—	$—	$4,498
Accrued expenses	19,273	1,685	—	—	20,958
Credit facility	163,500	—	—	—	163,500
11 1/4% second priority senior secured notes	—	245,000	—	—	245,000
13% senior subordinated notes	—	77,188	—	—	77,188

Total liabilities	187,271	323,873	—	—	511,144

Stockholders’ deficiency
Members’ deficit	—	(90,512)	—	90,512	—
Class A Common Stock	—	—	125	—	125
Additional paid-in capital	36,889	—	22,573	(36,889)	22,573
Accumulated deficit	(33,849)	—	(113,210)	33,849	(113,210)

Total stockholders’ deficiency	3,040	(90,512)	(90,512)	87,472	(90,512)

Total liabilities and stockholders’ deficiency	$190,311	$233,361	$(90,512)	$87,472	$420,632

NEFF CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

NOTE 4—SUPPLEMENTAL UNAUDITED CONDENSED CONSOLIDATING FINANCIAL INFORMATION (Continued)

SUPPLEMENTAL UNAUDITED CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2007

(in thousands)

	Guarantor Subsidiary	Neff LLC	Parent	Eliminations	Condensed Consolidated
Revenues
Rental revenues	$62,352	$—	$—	$—	$62,352
Equipment sales	14,599	—	—	—	14,599
Parts and service	3,471	—	—	—	3,471

Total revenues	80,422	—	—	—	80,422

Cost of revenues
Cost of equipment sold	10,062	—	—	—	10,062
Depreciation of rental equipment	15,131	—	—	—	15,131
Maintenance of rental equipment	17,470	—	—	—	17,470
Costs of parts and service	2,154	—	—	—	2,154

Total cost of revenues	44,817	—	—	—	44,817

Gross profit	35,605	—	—	—	35,605

Other operating expenses
Selling, general and administrative expenses	18,957	—	—	—	18,957
Other depreciation and amortization	1,754	—	—	—	1,754

Total other operating expenses	20,711	—	—	—	20,711

Income from operations	14,894	—	—	—	14,894

Other expenses
Interest expense	3,067	9,560	—	—	12,627
Amortization of debt issue costs	225	311	—	—	536

Total other expenses	3,292	9,871	—	—	13,163

Income (loss) before provision for income taxes and equity earnings in subsidiaries	11,602	(9,871)	—	—	1,731
Provision for income taxes	(717)	—	—	—	(717)
Equity earnings in subsidiaries	—	10,885	1,014	(11,899)	—

Net income	$10,885	$1,014	$1,014	$(11,899)	$1,014

NEFF CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

NOTE 4—SUPPLEMENTAL UNAUDITED CONDENSED CONSOLIDATING FINANCIAL INFORMATION (Continued)

SUPPLEMENTAL UNAUDITED CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2006

(in thousands)

	Guarantor Subsidiary	Neff LLC	Parent	Eliminations	Condensed Consolidated
Revenues
Rental revenues	$61,876	$—	$—	$—	$61,876
Equipment sales	11,993	—	—	—	11,993
Parts and service	3,791	—	—	—	3,791

Total revenues	77,660	—	—	—	77,660

Cost of revenues
Cost of equipment sold	8,662	—	—	—	8,662
Depreciation of rental equipment	13,954	—	—	—	13,954
Maintenance of rental equipment	17,359	—	—	—	17,359
Costs of parts and service	2,262	—	—	—	2,262

Total cost of revenues	42,237	—	—	—	42,237

Gross profit	35,423	—	—	—	35,423

Other operating expenses
Selling, general and administrative expenses	17,726	—	—	—	17,726
Other depreciation and amortization	1,370	—	—	—	1,370

Total other operating expenses	19,096	—	—	—	19,096

Income from operations	16,327	—	—	—	16,327

Other expenses
Interest expense	2,296	9,551	—	—	11,847
Amortization of debt issue costs	211	258	—	—	469

Total other expenses	2,507	9,809	—	—	12,316

Income (loss) before equity earnings in subsidiaries	13,820	(9,809)	—	—	4,011
Equity earnings in subsidiaries	—	13,820	4,011	(17,831)	—

Net income	$13,820	$4,011	$4,011	$(17,831)	$4,011

NEFF CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

NOTE 4—SUPPLEMENTAL UNAUDITED CONDENSED CONSOLIDATING FINANCIAL INFORMATION (Continued)

SUPPLEMENTAL UNAUDITED CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2007

(in thousands)

	Guarantor Subsidiary	Neff LLC	Parent	Eliminations	Condensed Consolidated
Cash Flows from Operating Activities
Net income	$10,885	$1,014	$1,014	$(11,899)	$1,014
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	16,885	—	—	—	16,885
Amortization of debt issue costs	225	311	—	—	536
Gain on sale of equipment	(4,536)	—	—	—	(4,536)
Provision for bad debt	11	—	—	—	11
Stock compensation expense	609	—	—	—	609
Equity earnings in subsidiaries	—	(10,885)	(1,014)	11,899	—
Deferred income taxes	592	—	—	—	592
Changes in operating assets and liabilities:
Accounts receivable	4,201	—	—	—	4,201
Inventories and other assets	(437)	—	—	—	(437)
Accounts payable and accrued expenses	5,941	9,491	—	—	15,432

Net cash provided by (used in) operating activities	34,376	(69)	—	—	34,307

Cash Flows from Investing Activities
Purchases of rental equipment	(46,680)	—	—	—	(46,680)
Proceeds from sale of equipment	14,599	—	—	—	14,599
Purchases of property and equipment	(9,625)	—	—	—	(9,625)

Net cash used in investing activities	(41,706)		—	—	(41,706)

Cash Flows from Financing Activities
Borrowings under credit facility	7,300	—	—	—	7,300
Due to (from) affiliates	(69)	69	—	—	—

Net cash provided by financing activities	7,231	69	—	—	7,300

Net decrease in cash and cash equivalents	(99)	—	—	—	(99)
Cash and cash equivalents, beginning of period	158	—	—	—	158

Cash and cash equivalents, end of period	$59	$—	$—	$—	$59

NEFF CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

NOTE 4—SUPPLEMENTAL UNAUDITED CONDENSED CONSOLIDATING FINANCIAL INFORMATION (Continued)

SUPPLEMENTAL UNAUDITED CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2006

(in thousands)

	Guarantor Subsidiary	Neff LLC	Parent	Eliminations	Condensed Consolidated
Cash Flows from Operating Activities
Net income	$13,820	$4,011	$4,011	$(17,831)	$4,011
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	15,324	—	—	—	15,324
Amortization of debt issue costs	211	258	—	—	469
Gain on sale of equipment	(3,331)	—	—	—	(3,331)
Provision for bad debt	22	—	—	—	22
Stock compensation expense	599	—	—	—	599
Equity earnings in subsidiaries		(13,820)	(4,011)	17,831	—
Changes in operating assets and liabilities:
Accounts receivable	2,285	—	—	—	2,285
Inventories and other assets	(429)	(211)	—	—	(640)
Accounts payable and accrued expenses	9,946	9,491	—	—	19,437

Net cash provided by (used in) operating activities	38,447	(271)	—	—	38,176

Cash Flows from Investing Activities
Purchases of rental equipment	(58,975)	—	—	—	(58,975)
Proceeds from sale of equipment	11,993	—	—	—	11,993
Purchases of property and equipment	(4,721)	—	—	—	(4,721)

Net cash used in investing activities	(51,703)		—	—	(51,703)

Cash Flows from Financing Activities
Borrowings under credit facility	13,527	—	—	—	13,527
Due to (from) affiliates	(271)	271	—	—	—

Net cash provided by financing activities	13,256	271	—	—	13,527

Net change in cash and cash equivalents	—	—	—	—	—
Cash and cash equivalents, beginning of period	33	—	—	—	33

Cash and cash equivalents, end of period	$33	$—	$—	$—	$33

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members of

Neff Corp.:

We have audited the accompanying consolidated balance sheets of Neff Corp. and subsidiaries (the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders’ deficiency and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Neff Corp. and subsidiaries at December 31, 2006 and 2005 and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, in 2006 the Company changed its method of accounting for stock-based compensation to conform to Statement of Financial Accounting Standards No. 123-R “Share-Based Payment.”

/s/    DELOITTE & TOUCHE LLP

Certified Public Accountants

Miami, Florida

May 10, 2007

Report Of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Neff Corp.

We have audited the accompanying consolidated statements of operations, stockholders’ equity (deficiency) and cash flows of Neff Corp. and subsidiary (the “Company”), for the year ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of Neff Corp. and subsidiary for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/    KAUFMAN, ROSSIN & CO., P.A.

Certified Public Accountants

Miami, Florida

March 9, 2005, except for the 2004 supplemental condensed consolidating financial information included in Note 15, as to which the date is January 3, 2006, and the 2004 information included in Note 8, as to which the date is May 10, 2006.

NEFF CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31,
	2006	2005
ASSETS
Cash and cash equivalents	$158	$33
Accounts receivable, net of allowance for doubtful accounts of $1,589 in 2006 and $1,734 in 2005	49,357	44,573
Inventories	1,617	1,901
Rental equipment, net	318,446	278,760
Property and equipment, net	21,391	17,187
Goodwill	8,726	—
Deferred tax asset, net	3,774	—
Prepaid expenses and other assets	17,163	17,931

Total assets	$420,632	$360,385

LIABILITIES AND STOCKHOLDERS’ DEFICIENCY
Liabilities
Accounts payable	$4,498	$10,382
Accrued expenses	20,958	27,235
Credit facility	163,500	128,935
11 1/4% second priority senior secured notes	245,000	245,000
13% senior subordinated notes, net of unamortized discount of $2,812 in 2006 and $3,067 in 2005 (including related party balances of $72,364 in 2006 and $72,125 in 2005)	77,188	76,933

Total liabilities	511,144	488,485

Commitments and contingencies
Stockholders’ deficiency
Class A Common Stock; $.01 par value; 20,000 shares authorized; 12,479 shares issued and outstanding in 2006 and 2005	125	125
Additional paid-in capital	22,573	20,133
Accumulated deficit	(113,210)	(148,358)

Total stockholders’ deficiency	(90,512)	(128,100)

Total liabilities and stockholders’ deficiency	$420,632	$360,385

The accompanying notes are an integral part of these consolidated financial statements.

NEFF CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands)

	For the Years Ended December 31,
	2006	2005	2004
Revenues
Rental revenues	$275,397	$229,802	$192,880
Equipment sales	39,409	36,360	42,750
Parts and service	15,472	13,461	12,058

Total revenues	330,278	279,623	247,688

Cost of revenues
Cost of equipment sold	27,715	26,867	35,890
Depreciation of rental equipment	58,990	47,962	41,739
Maintenance of rental equipment	70,223	70,653	74,266
Cost of parts and service	9,677	8,093	7,236

Total cost of revenues	166,605	153,575	159,131

Gross profit	163,673	126,048	88,557

Other operating expenses
Selling, general and administrative expenses	74,897	67,871	58,403
Other depreciation and amortization	5,902	5,456	5,936
Recapitalization expenses	—	21,276	—

Total other operating expenses	80,799	94,603	64,339

Income from operations	82,874	31,445	24,218

Other expenses (income)
Interest expense (including related party interest of $9,989 in 2006 and $5,795 in 2005)	50,730	32,963	17,313
Adjustment to gain on sale of business	—	—	(1,074)
Amortization of debt issuance costs	2,087	6,692	1,950
Loss on debt extinguishment	—	4,830	—

Total other expenses (income)	52,817	44,485	18,189

Income (loss) before benefit from income taxes	30,057	(13,040)	6,029
Benefit from income taxes	5,091	—	—

Net income (loss)	$35,148	$(13,040)	$6,029

The accompanying notes are an integral part of these consolidated financial statements.

NEFF CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIENCY)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004

(in thousands)

	Common Stock Class A		Common Stock Class B		Common Stock New Class A		Series A Preferred Convertible Stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
BALANCE—December 31, 2003	16,565	$166	5,100	$51	—	$—	—	$—	$135,397	$(141,347)	$(5,733)
Net income	—	—	—	—	—	—	—	—	—	6,029	6,029
Issuance of Series A Convertible Preferred Stock	—	—	—	—	—	—	100	1	9	—	10

BALANCE—December 31, 2004	16,565	166	5,100	51	—	—	100	1	135,406	(135,318)	306
Repurchase of shares in connection with Recapitalization	(15,269)	(152)	(5,100)	(51)	—	—	(100)	(1)	(218,550)	—	(218,754)
Issuance of new Class A common stock in connection with Recapitalization	—	—	—	—	11,840	119	—	—	97,131	—	97,250
Costs in connection with Recapitalization	—	—	—	—	—	—	—	—	(5,459)	—	(5,459)
Conversion of Class A common stock for new Class A Common stock and rollover of management held stock options in connection with Recapitalization	(639)	(7)			639	6	—	—	8,618	—	8,617
Contribution to equity by selling stockholders	—	—	—	—	—	—	—	—	6,775	—	6,775
Exercise of stock options by former officer of the Company and repurchase of shares in connection with Recapitalization	(657)	(7)	—	—	—	—	—	—	(3,788)	—	(3,795)
Net loss	—	—	—	—	—	—	—	—	—	(13,040)	(13,040)

BALANCE—December 31, 2005	—	—	—	—	12,479	125	—	—	20,133	(148,358)	(128,100)
Stock compensation	—	—	—	—	—	—	—	—	2,440	—	2,440
Net income	—	—	—	—	—	—	—	—	—	35,148	35,148

BALANCE—December 31, 2006	—	$—	—	$—	12,479	$125	—	$—	$22,573	$(113,210)	$(90,512)

The accompanying notes are an integral part of these consolidated financial statements.

NEFF CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	For the Years ended December 31,
	2006	2005	2004
Cash Flows from Operating Activities
Net income (loss)	$35,148	$(13,040)	$6,029
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	64,892	53,418	47,675
Amortization of debt issue costs	2,087	6,692	1,950
Gain on sale of equipment	(11,694)	(9,493)	(6,860)
Provision for bad debt	1,369	2,484	1,766
Stock compensation expense	2,440	—	—
Stock compensation expense related to redemption of stock options	—	17,951	—
Loss on debt extinguishment	—	4,830	—
Adjustment to gain on sale of business	—	—	(1,074)
Paid-in-kind interest on term loan	—	—	1,952
(Recovery) provision for hurricane losses	(1,000)	750	—
Deferred income taxes	(5,337)	—	—
Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable	(4,925)	(9,461)	(4,476)
Inventories and other assets	765	(2,984)	801
Accounts payable and accrued expenses	(9,996)	4,659	12,104

Net cash provided by operating activities	73,749	55,806	59,867

Cash Flows from Investing Activities
Purchases of rental equipment	(119,376)	(152,305)	(92,331)
Proceeds from sale of equipment	39,409	36,360	42,750
Purchases of property and equipment	(10,632)	(7,819)	(5,694)
Cash paid in connection with acquisitions, net of cash acquired	(17,137)	—	—
Insurance proceeds for hurricane losses	1,057	300	—

Net cash used in investing activities	(106,679)	(123,464)	(55,275)

Cash Flows from Financing Activities
Repayment under previously outstanding credit facility	—	(101,502)	(3,699)
Borrowings under credit facility	34,565	128,935	—
Repayment of term loan	—	(52,384)	—
Borrowings under bridge loan	—	245,000	—
Repayment of bridge loan	—	(245,000)	—
Issuance of 11 1/4% second priority senior secured notes	—	245,000	—
Issuance of 13% senior subordinated notes (including related party balance of $72,017 in 2005)	—	76,818	—
Redemption of 10 1/4% senior subordinated notes	—	(76,113)	—
Redemption of common and preferred stock	—	(203,362)	—
Redemption of stock options	—	(21,746)	—
Issuance of Class A common stock	—	97,250	—
Issuance of Series A convertible preferred stock	—	—	10
Debt issue costs	(1,510)	(19,827)	(922)
Costs in connection with Recapitalization	—	(5,459)	—

Net cash provided by (used in) financing activities	33,055	67,610	(4,611)

Net increase (decrease) in cash and cash equivalents	125	(48)	(19)
Cash and cash equivalents, beginning of year	33	81	100

Cash and cash equivalents, end of year	$158	$33	$81

The accompanying notes are an integral part of these consolidated financial statements.

NEFF CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—GENERAL

Description of Business

Neff Corp. and its wholly-owned subsidiaries (“Neff” or the “Company”) own and operate equipment rental locations throughout the southern and western regions of the United States. The Company also sells used equipment, parts and merchandise and provides ongoing repair and maintenance services.

Basis of Presentation

On April 6, 2005, Neff, announced that it and Iron Merger Sub, Inc. (“Iron”), an affiliate of Odyssey Investment Partners, LLC (“Odyssey”), had entered into a recapitalization agreement (the “Recapitalization Agreement”) pursuant to which Iron would be merged with and into Neff, with Neff surviving the merger. On June 3, 2005, after shareholder approval of the Recapitalization Agreement, Iron merged with and into Neff (the “Recapitalization”) with Neff as the surviving entity and a majority-owned subsidiary of Iron Merger Partnership (“Holdings”). Substantially all of Neff’s stockholders and holders of options to purchase stock received cash in exchange for their shares or for the cancellation of their options.

In connection with the Recapitalization, Holdings and certain co-investors contributed $97.3 million in cash to Neff’s equity capital. The net merger consideration paid to the selling stockholders and option holders was $225.1 million, net of contributions to equity by the selling stockholders of $6.8 million related to the Recapitalization and $8.6 million of retained equity described below, which reduced the consideration paid to the selling stockholders and option holders. The Company also recorded approximately $21.3 million as recapitalization expenses in connection with the Recapitalization, consisting of $17.9 million of stock compensation expense related to the in-the-money value of stock options repurchased and $3.4 million of payroll compensation expense. The stock compensation expense of $17.9 million represented the excess of the fair value of the underlying common stock of $8.21 per share based on the amount paid to option holders in connection with the Recapitalization over the exercise price of the options purchased. Certain members of management retained a portion of Neff equity (in the form of common stock and options) held by them before the Recapitalization with an aggregate value of $8.6 million, and they did not receive consideration in the Recapitalization with respect to the equity retained. Following the Recapitalization, Holdings and certain co-investors owned 94.9% of Neff’s common stock and Neff’s CEO owned 5.1% of Neff’s common stock. In connection with the Recapitalization, 20.0 million shares of Neff new Class A common stock and 1.0 million shares of Preferred Stock were authorized of which 12.5 million and zero shares were issued, respectively. The Recapitalization was accounted for as a leveraged recapitalization with no change in the book basis of assets and liabilities.

NEFF CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

NOTE 1—GENERAL (Continued)

The following tables present a reconciliation of the merger consideration paid to selling stockholders and option holders in connection with the Recapitalization to amounts recorded as changes in additional paid in capital in the accompanying statements of stockholders’ deficiency and to amounts recorded in the accompanying statements of cash flows for the year ended December 31, 2005:

For the Year Ended December 31, 2005
(in millions)
Reconciliation of changes in additional paid in capital to net consideration paid to stockholders and option holders:
Repurchase of shares	$218.8
Stock compensation expense related to redemption of stock options	17.9
Exercise of stock options by former officer of Neff and repurchase of shares	3.8

Total purchase price	240.5

Contributions to equity by selling stockholders	(6.8)
Equity retained by certain members of management	(8.6)

Merger consideration paid to stockholders and option holders	$225.1

Reconciliation of cash flows to net consideration paid to stockholders and option holders:
Repurchase of common and preferred stock	$203.4
Redemption of stock options	21.7

Merger consideration paid to stockholders and option holders	$225.1

The merger consideration and repayment of previously outstanding indebtedness was funded with the investment by Holdings and certain co-investors of $97.3 million in the common equity capital of Neff, borrowings by Neff of $78.7 million under a new senior secured credit facility, borrowings by Neff of $245.0 million under a new senior unsecured bridge loan (the “Bridge Loan”) and the issuance by Neff of $80.0 million in aggregate principal amount of its 13% senior subordinated notes due 2013 (the “13% Notes”). The Bridge Loan comprised temporary financing to facilitate the Recapitalization and was repaid in full on July 8, 2005.

Costs and fees totaling $18.8 million were incurred by Neff in conjunction with the Recapitalization for direct transaction costs and financing fees. Neff recorded $11.2 million of those costs as deferred debt costs during 2005 (of which $5.0 million related to the Bridge Loan), $5.5 million of those costs as a cost of capital (charged to additional paid-in-capital), and the remaining $2.1 million was expensed by Neff during June 2005.

In July 2005, Neff announced a change in its corporate organization and created Neff Rental LLC (“Neff LLC”), a 100% owned subsidiary of Neff, and Neff Finance Corp. (“Neff Finance”), a 100% owned subsidiary of Neff LLC. Neff Finance was created solely to serve as a corporate co-obligor of Neff LLC and has nominal assets. The ownership interest in Neff LLC consists solely of membership interests, all of which are held by Neff.

On July 8, 2005, Neff transferred substantially all of its assets (including all of the capital stock of the operating subsidiary Neff Rental, Inc.) and substantially all of its obligations (including its obligations under its guarantee of the credit facility, the Bridge Loan and the 13% Notes) to Neff LLC (the “Transfer”). In addition, on July 8, 2005, Neff LLC issued $245.0 million of its 11 1/4% second priority senior secured notes due 2012 (the “11 1/4% Notes”), the proceeds of which were used to repay the Bridge Loan in full. Deferred debt costs of $5.0 million related to the Bridge Loan were fully expensed. Neff LLC recorded approximately $8.1 million in deferred debt costs in connection with the 11 1/4% Notes. Contemporaneously, Neff Finance became the co-obligor of all of Neff LLC’s obligations.

All material intercompany transactions and balances have been eliminated in consolidation.

NEFF CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company considers critical accounting policies to be those that require more significant judgments and estimates in the preparation of the consolidated financial statements including the valuation of rental equipment and other long-lived assets, the valuation of accounts receivable, and the valuation of deferred tax assets. Management relies on historical experience and other assumptions believed to be reasonable under the circumstances in making its judgments and estimates. Actual results could differ from those estimates.

Recognition of Revenue

The Company recognizes revenue when all of the following criteria are met: (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred, (iii) the price is fixed or determinable, and (iv) collectability is probable.

Rental revenues in the consolidated statements of operations include revenue earned on equipment rentals and rental equipment pick-up and delivery fees. Revenue earned on equipment rentals is recognized as earned over the contract period which may be daily, weekly or monthly. Revenue earned on rental equipment pick-up and delivery fees is recognized at the time the services are provided.

Revenue from the sale of equipment and parts is recognized at the time of delivery to, or pick-up by, the customer and when all obligations under the sales contract have been fulfilled. Service revenues are recognized at the time the services are provided.

Delivery Costs

Depreciation of delivery vehicles is included in other operating expenses in the consolidated statements of operations and amounted to approximately $3.5 million, $3.2 million and $3.9 million for the years ended December 31, 2006, 2005 and 2004, respectively. All other delivery related costs are included in cost of revenues.

Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Inventories

Inventories, which consist principally of parts and new equipment held for sale, are stated at the lower of cost or market, with cost determined on the first-in, first-out basis for parts and specific identification basis for equipment.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. Depreciation is recorded using the straight-line method over the estimated useful lives of the related assets. Significant improvements are capitalized at cost. Repairs and maintenance are expensed as incurred.

NEFF CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The capitalized cost of equipment and vehicles under capital leases is amortized over the shorter of the lease term or the asset’s estimated useful life, and is included in other depreciation and amortization expense in the consolidated statements of operations.

Leasehold improvements are amortized using the straight-line method over their useful lives or the life of the lease, whichever is shorter. The Company assigns the following useful lives to these categories:

Category	Estimated Useful Lives
Buildings	30 years
Office equipment	2-7 years
Service equipment and vehicles	2-7 years
Shop equipment	7 years

Useful Lives and Salvage Value of Rental Equipment

Rental equipment is stated at cost less accumulated depreciation. Depreciation is recorded using the straight-line method over the estimated useful life of the related equipment (generally two to seven years with estimated 10-20% residual values). Routine repairs and maintenance are expensed as incurred; improvements are capitalized at cost.

The Company routinely reviews the assumptions utilized in computing rates of depreciation of its rental equipment. Changes to the assumptions (such as the length of service lives and/or the amount of residual values) are made when, in the opinion of management, such changes are necessary to more appropriately allocate asset costs to operations over the service life of the assets. Management utilizes, among other factors, historical experience and industry comparisons in determining the propriety of any such changes. The Company may be required to change these estimates based on changes in its industry, end-markets or other circumstances. If these estimates change in the future, the Company may be required to recognize increased or decreased depreciation expense for these assets.

Accumulated depreciation at December 31, 2006 and 2005 for the Company’s rental fleet was approximately $174.0 million and $156.3 million, respectively.

Impairment of Long-lived Assets and Intangibles

Long-lived assets and intangibles are evaluated for impairment if circumstances suggest that assets may be impaired. An assessment of recoverability is performed prior to any write-down of assets. An impairment charge is recorded on those assets considered impaired for which the estimated fair value is below the carrying amount.

Goodwill

Goodwill is accounted for in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” (“SFAS 142”). Goodwill represents the excess of cost over the fair value of identifiable net assets of businesses acquired. Under SFAS 142, goodwill is no longer amortized, but instead is reviewed for impairment annually or more frequently if events indicate a decline in fair value below its carrying value. This means that the Company must determine whether the fair value of the goodwill, calculated in accordance with applicable accounting standards, is at least equal to the recorded value on the Company’s balance sheet. If the fair value of the goodwill is less than the recorded value, the Company is required to write-off the excess goodwill as an operating expense.

NEFF CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Determination of the amount of impairment is made at the segment level and consists of two steps. First, the Company determines the fair value of a reporting unit and compares it to its carrying amount. Second, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with the SFAS No. 141, “Business Combinations.”

No impairment adjustment has been made to the Company’s $8.7 million goodwill balance at December 31, 2006.

Fleet Equipment Vendors

For the years ended December 31, 2006, 2005 and 2004, one vendor represented 12.1%, 11.1% and 13.3%, respectively, of the Company’s purchases of rental fleet equipment. For the years ended December 31, 2006 and December 31, 2004, no other single vendor exceeded 10%. However for the year ended December 31, 2005 two additional vendors represented 10.9% and 10.2%. The next five most significant vendors collectively represented 41.5%, 28.6% and 36.6%, during 2006, 2005, and 2004 respectively.

Prepaid Expenses and Other Assets

Prepaid expenses and other assets primarily includes debt issue costs, prepaid expenses and deposits. Debt issue costs are amortized over the term of the debt utilizing the effective interest method. Accumulated amortization at December 31, 2006 and 2005 for debt issue costs was $2.6 million and $0.5 million, respectively.

Insurance

The Company is insured against general liability claims, workers’ compensation claims and automobile liability claims up to specified limits per claim and in the aggregate subject to deductibles per occurrence of up to $0.3 million. Insured losses within these deductible amounts are accrued based upon the aggregate liability for reported claims incurred as well as an estimated liability for claims incurred but not reported. These liabilities are not discounted. The Company is self insured for group medical claims.

Advertising

Advertising costs are expensed as incurred. Advertising expense totaled approximately $0.5 million, $0.6 million and $0.8 million for the years ended December 31, 2006, 2005 and 2004 respectively.

Hurricane Impact

Hurricane Katrina struck the Louisiana coast on August 29, 2005, and caused severe flood damage to New Orleans and large parts of the surrounding coastal area. The hurricane destroyed two of the Company’s satellite locations that were used to store equipment prior to deployment in the Gulf of Mexico for rental to oil field maintenance contractors.

Insurance covered the repair or replacement of the Company’s assets that suffered loss or damages. The Company worked closely with its insurance carriers and claims adjusters to ascertain the full amount of insurance proceeds due to the Company as a result of the damages and losses.

NEFF CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company recorded the following for the year ended December 31, 2005 as a result of this storm (in thousands):

Rental equipment damaged or destroyed	$643
Repairs to facilities	407
Insurance recovery	(300)

Net impact of hurricane recorded in selling, general and administrative expenses	$750

In 2006, the Company received an additional insurance recovery in the amount of $1.1 million.

The Company recorded the following for the year ended December 31, 2006 as a result of this storm (in thousands):

Additional repairs to facilities	$57
Insurance recovery	(1,057)

Net impact of hurricane recorded in selling, general and administrative expenses	$(1,000)

Stock-based Compensation

Prior to January 1, 2006, the Company accounted for its stock-based compensation plans in accordance with Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and related Interpretations. Compensation expense was not recognized for stock option grants if the exercise price of the Company’s stock option grants was at or above the fair market value of the underlying stock on the date of grant. Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123-R, “Share-Based Payment” (“SFAS 123-R”) using the modified-prospective transition method. Under this transition method, compensation cost recognized beginning in the first quarter of 2006 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value used for pro forma disclosures and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123-R. Results for prior periods have not been restated.

As a result of adopting SFAS 123-R, the Company’s income before taxes for the year ended December 31, 2006, was approximately $2.4 million lower than if it had continued to account for share-based compensation under APB 25. Prior to January 1, 2006, the Company had adopted the pro forma disclosure features of SFAS No. 123, “Accounting for Stock- Based Compensation” (“SFAS 123”), as amended by SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure.”

The following table illustrates the effect on net income if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation for the periods shown below (in thousands):

	For the Years Ended December 31,
	2005	2004
Net (loss) income, as reported	$(13,040)	$6,029
Add: Stock compensation expense recognized	17,951	—
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(20,348)	—

Pro forma net (loss) income	$(15,437)	$6,029

NEFF CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The fair value of options at each grant date was estimated using the Black-Scholes multiple option model where each vesting increment is treated as a separate option with its own fair value. The following weighted average assumptions were used for 2006 and 2005, respectively: expected life of 6 and 10 years, risk free interest rate of 4.8% and 4.5%, volatility of 43% and 75% and no expected dividends. The estimated per option fair value for options granted in 2006 and 2005 was $20.55 and $6.69, respectively. No options were granted by Neff during 2004. The risk free rate for periods within the contracted life of the options was based on the yield curve of a zero-coupon U.S. Treasury bond on the date the options were granted with a maturity equal to the expected term of the options granted. As Neff’s common stock is privately held and there has been no history of exercises and forfeitures, volatility and expected life of the options were based on management’s estimates at the grant date.

In December 1995, the Company granted its then Chief Executive Officer options to purchase shares of Class A Common Stock representing 3% (on a fully diluted basis) of the issued and outstanding common stock of the Company for an aggregate purchase price of $1.6 million. Upon completion of an initial public offering in 1998, the number of shares granted under this agreement was fixed at 657,220 shares. No further options can be granted under this agreement. The Company estimated compensation expense at each reporting date based upon the estimated market value of shares to be issued until the number of shares was fixed.

These options became fully vested in December 1996 and were exercised during 2005 by the former officer in connection with the Recapitalization. Merger consideration paid to the former officer in connection with the exercise of options and concurrent repurchase of shares totaled $3.8 million.

Income Taxes

Income taxes are accounted for in accordance with SFAS No. 109, “Accounting for Income Taxes”, (“SFAS 109”). Under SFAS 109, deferred tax assets and liabilities are determined based on temporary differences between financial reporting carrying values and tax bases of assets and liabilities, and are measured by using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to reverse.

Segment Reporting

The Company’s operations consist of the rental and sale of equipment, and parts and services in five geographical operating segments. Each of the Company’s regions have been aggregated into one reportable segment because they offer similar products and services in similar markets and have similar economic characteristics. The Company operates primarily in the United States and had minimal international sales for any of the periods presented. No single customer accounted for more than 10% of the Company’s total revenues in any of the periods presented.

Fair Value of Financial Instruments

The fair market value of financial instruments held by the Company are based on a variety of factors and assumptions and may not necessarily be representative of the actual gains or losses that will be realized in the future and do not include expenses that could be incurred in an actual sale or settlement of such financial instruments.

Allowance for doubtful accounts

Allowances for doubtful accounts are based on estimates of probable losses related to accounts receivable balances. The establishment of allowances requires the use of judgment and assumptions regarding probable losses on accounts receivable balances.

NEFF CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS 123-R. The provisions of the standard went into effect for all interim or annual periods beginning after June 15, 2005. SFAS 123-R requires that compensation cost for all share-based employee payments be recognized in the statement of operations based on grant date fair values of the awards, adjusted to reflect estimated forfeitures and the outcome of certain other conditions. The fair value is generally not remeasured, except in limited circumstances, or if the award is subsequently modified. The statement requires the Company to estimate the fair value of stock-based awards and recognize expense in the statement of operations as the related services are provided. This changed current practice, as, upon adoption, the Company ceased using the “intrinsic value” method of accounting, permitted by APB 25 that resulted in no expense for all of the Company’s stock option awards.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29” (“SFAS 153”). The guidance in APB Opinion No. 29, “Accounting for Nonmonetary Transactions (“APB 29”), is based on the principle that exchanges of nonmonetary assets should be measured based on the fair values of the assets exchanged. The guidance in APB 29, however, included certain exceptions to that principle. SFAS 153 amends APB 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for nonmonetary exchanges occurring during fiscal years beginning after June 15, 2005. The adoption of SFAS 153 did not have a material impact on its results of operations, financial position or cash flows.

In March 2005, the SEC issued Staff Accounting Bulletin (“SAB”) No. 107 (“SAB 107”) which expresses views of the SEC staff regarding the application of SFAS 123-R. Among other things, SAB 107 provides interpretive guidance related to the interaction between SFAS 123-R and certain SEC rules and regulations, as well as providing the SEC staff’s views regarding the valuation of share-based payment arrangements for public companies. On April 14, 2005, the SEC announced the adoption of a new rule that amends the adoption dates of SFAS 123-R. The new rule allowed companies to implement SFAS 123-R at the beginning of their first fiscal year that begins after June 15, 2005 or December 15, 2005 for small business issuers. The Company adopted the provisions of the statement as of the beginning of its fiscal year ending December 31, 2006 and for future periods. Implementation of the standard may have a material impact on the Company’s results of operations in future periods.

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 provides guidance relative to the recognition, derecognition and measurement of tax positions for financial statement purposes. The standard also requires expanded disclosures. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. The Company adopted the provisions of FIN 48 on January 1, 2007. As of January 1, 2007 and March 31, 2007, the Company had no material unrecognized tax benefits and no adjustments to our financial position, results of operations or cash flows were required. The Company does not expect that unrecognized tax benefits will increase within the next twelve months. In the event the Company were to recognize interest and penalties related to uncertain tax positions, it would be recognized in the financial statements as income tax expense. Tax years 2003 through 2006 and 2002 through 2006 are subject to examination by the federal and state taxing authorities, respectively. There are no income tax examinations currently in process.

NEFF CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”, (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. SFAS 157 requires companies to disclose the fair value of their financial instruments according to a fair value hierarchy, as defined, and companies may be required to provide additional disclosures based on that hierarchy. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is currently evaluating the impact adoption may have on its results of operations, financial position or cash flows.

In February 2007, the FASB issues SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”, (“SFAS 159”). SFAS 159 permits companies to measure many financial instruments and certain other items at fair value. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact adoption of SFAS 159 may have on its results of operations, financial position or cash flows.

In September 2006, the SEC issued SAB No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). This SAB provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 establishes an approach that requires quantification of financial statement errors based on the effects on each of the company’s balance sheet and statement of operations financial statements and the related financial statement disclosures. The SAB permits existing public companies to record the cumulative effect of initially applying this approach in the first year ending after November 15, 2006 by recording the necessary correcting adjustments to the carrying values of assets and liabilities as of the beginning of that year with the offsetting adjustment recorded to the opening balance of retained earnings. Additionally, the use of the cumulative effect transition method requires detailed disclosure of the nature and amount of each individual error being corrected through the cumulative adjustment and how and when it arose. The adoption of SAB 108 did not have a material impact on its results of operations, financial position or cash flows.

NOTE 3—ACCOUNTS RECEIVABLE

The majority of the Company’s customers are engaged in the construction and industrial business throughout the southern and western regions of the United States. The Company extends credit to its customers and evaluates collectibility of accounts receivable based upon an evaluation of the customers’ financial condition and credit history. For leases of certain types of construction equipment, the Company’s policy is to secure its accounts receivable by obtaining liens on the customer’s projects and issuing notices thereof to the projects’ owners and general contractors. All other receivables are generally unsecured.

The following table summarizes activity for allowance for doubtful accounts (in thousands):

	For the Years Ended December 31,
	2006	2005	2004
Beginning balance at January 1	$1,734	$1,371	$1,672
Provision for bad debt	1,369	2,484	1,766
Charge offs, net	(1,514)	(2,121)	(2,067)

Ending balance at December 31	$1,589	$1,734	$1,371

NEFF CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

NOTE 4—PROPERTY AND EQUIPMENT

Property and equipment consists of the following as of December 31, 2006 and 2005 (in thousands):

	December 31,
	2006	2005
Land	$25	$25
Buildings	137	104
Leasehold improvements	7,954	6,820
Office equipment	3,727	7,321
Service equipment and vehicles	38,332	34,226
Shop equipment	2,205	2,274

	52,380	50,770
Less accumulated depreciation	(30,989)	(33,583)

Property and equipment, net	$21,391	$17,187

Depreciation expense for property and equipment was $5.9 million, $5.5 million and $5.9 million for the years ended December 31, 2006, 2005 and 2004, respectively.

NOTE 5—NOTES PAYABLE AND DEBT

Notes payable and debt consist of the following as of December 31, 2006 and 2005 (in thousands, except percent data):

	December 31,
	2006	2005
$225 million Revolving Credit Facility with interest rates ranging from the Lender’s Prime Rate plus 0.5% to LIBOR plus up to 2.75% (7.4% at December 31, 2006) due June 2010.	$163,500	$128,935
11 1/4% Second Priority Senior Secured Notes due June 2012	245,000	245,000
13% Senior Subordinated Notes due June 2013, net of unamortized discount of $2,812 in 2006 and $3,067 in 2005	77,188	76,933

	$485,688	$450,868

As part of the Recapitalization, Neff refinanced all of its previously outstanding indebtedness with proceeds of the transactions.

Neff extinguished its then outstanding 10 1/4% senior subordinated notes, which were due in 2008, by placing into an irrevocable trust with an independent trustee the amount of $77.3 million in cash on June 3, 2005, at which time Neff was legally released as the primary obligor under the original terms of issuance of the notes. In connection with the extinguishment, Neff recorded a loss on extinguishment of debt of $3.3 million. The loss on debt extinguishment was comprised of $1.3 million in redemption premium, $0.5 million in unamortized discount, $0.8 million of unamortized deferred debt costs, and $0.7 million in defeasance costs.

Neff paid off its outstanding obligation under its previously existing credit facility and repaid all amounts due under its term loan. In connection with these repayments, Neff recorded a loss on extinguishment of debt of $1.5 million, which represented a write-off of unamortized deferred debt costs.

NEFF CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

NOTE 5—NOTES PAYABLE AND DEBT (Continued)

Neff Rental, Inc. entered into a new $225.0 million Revolving Credit Facility (the “Credit Facility”) on June 3, 2005 which was guaranteed by Neff and secured by a first priority security interest in substantially all of Neff’s assets. The Credit Facility contains restrictive covenants. Interest on the Credit Facility is due monthly and the Credit Facility matures in June 2010.

On June 3, 2005, Neff also issued $80.0 million in aggregate principal amount of 13% Notes, due 2013. The 13% Notes were senior subordinated unsecured obligations of Neff, guaranteed by Neff Rental, Inc., and interest is due semiannually on June 15th and December 15th.

On July 8, 2005, in connection with the Transfer, Neff LLC assumed substantially all of the obligations of Neff (including (i) Neff’s obligations under its guarantee of the Credit Facility and the Bridge Loan and (ii) Neff’s obligations as issuer of the 13% Notes, to which Neff Finance became co-obligor). In addition, on July 8, 2005, Neff LLC issued $245.0 million in aggregate principal amount of its 11 1/4% Notes, due 2012, the proceeds of which were used to repay the Bridge Loan in full. The 11 1/4% Notes are second priority, senior secured obligations of Neff LLC, guaranteed by Neff Rental, Inc., and interest is due semiannually on June 15th and December 15th. Neff LLC incurred debt issuance costs of $8.1 million in July 2005 in connection with the issuance of the 11 1/4% Notes. Contemporaneously with the Transfer and issuance of the 11 1/4% Notes, Neff Finance became the co-obligor of all of Neff LLC’s obligations.

In connection with the issuance of 11 1/4% Notes, Neff LLC agreed to effect an offer to exchange all outstanding, privately placed 11 1/4 % Notes for an equal amount of a virtually identical series of 11 1/4% second priority senior secured notes due 2012 under the same indenture, which Neff LLC registered with the SEC.

The Company’s Credit Facility and the indentures for its 13% Notes and 11 1/4% Notes contain certain covenants requiring the Company to maintain certain financial ratios, limiting the incurrence of additional indebtedness, capital expenditures and asset sales, and restricting the ability to pay dividends. The Company was in compliance with all covenants under its Credit Facility, the 11 1/4% Notes and the 13% Notes, as of December 31, 2006.

NOTE 6—STOCK BASED COMPENSATION

Effective June 3, 2005, Neff’s Board of Directors approved the 2005 Stock Option Plan (the “2005 Plan”). The 2005 Plan authorized the grant of options to award up to 1,433,000 shares of Neff’s common stock to employees, employees of subsidiaries, consultants, or independent members of Neff’s Board of Directors. Options granted may be Incentive Stock Options (“ISOs”) or nonqualified stock options; the options cannot be granted at exercise prices below estimated fair market value at the date of the grant and are exercisable over periods not in excess of 10 years. Payment of the exercise price may be made in the form of cash or, with the consent of the Compensation Committee of the Board of Directors, in the form of mature shares or, except for ISOs, in a cashless manner.

In connection with the Recapitalization, the majority of the options to acquire shares of Neff stock then outstanding were reacquired and retired by Neff. Following the Recapitalization, previously outstanding and fully vested options of 410,800 of Neff’s common shares remain outstanding (the “Rollover Options”), exercisable at $0.09 per share, expiring in 2013. The weighted average exercise price and the weighted average remaining contractual life of options outstanding for the Rollover Options as of December 31, 2006 is $0.09 and 7 years, respectively. The aggregate intrinsic value of the Rollover Options outstanding and exercisable as of December 31, 2006 is $21.3 million.

Effective June 3, 2005, Neff granted options to certain members of Neff’s management (whose employment was assigned to Neff LLC in connection with the Transfer) to acquire 1,414,306 shares of Neff’s common stock

NEFF CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

NOTE 6—STOCK BASED COMPENSATION (Continued)

(the “2005 Options”), exercisable at $8.214 per share (the estimated fair market value at the date of the grant), with 530,364 vesting ratably on December 31, 2005 through December 31, 2008, with the balance vesting ratably on December 31, 2005 through December 31, 2008 if certain earnings based targets are reached. If the earnings targets are not achieved, the options will not vest until 2013. As of December 31, 2006, 707,153 of the 2005 Options had vested.

Effective May 22, 2006, Neff granted additional options to certain members of Neff LLC’s management and a Director to acquire 11,129 shares of Neff’s common stock (the “2006 Options”), exercisable at $52.02 per share (the estimated fair market value at the date of the grant). Management was granted options to acquire 8,580 shares with 2,145 vesting ratably on December 31, 2006 through December 31, 2009, with the balance vesting ratably on December 31, 2006 through December 31, 2009 if certain earnings based targets are reached. If the earnings targets are not achieved, the options will not vest until 2014. The Director was granted options to acquire 2,549 shares which vested in their entirety at the grant date. As of December 31, 2006, 4,700 of the 2006 Options had vested.

The weighted average exercise price and the weighted average remaining contractual life of options outstanding under the 2005 Plan as of December 31, 2006 is $8.55 and 9 years, respectively. As of December 31, 2006, Neff had 1,836,235 options outstanding. None of the options have been exercised or forfeited. The aggregate intrinsic value of vested and exercisable options and expected to vest options outstanding under the 2005 Plan as of December 31, 2006 was $31.0 million.

As of December 31, 2006 and December 31, 2005, the total compensation cost related to nonvested awards for the 2005 Options not yet recognized totaled approximately $4.8 million and $7.2 million, respectively; that cost is expected to be recognized over a period of 2 years and 3 years, respectively.

As of December 31, 2006, the total compensation cost related to nonvested awards for the 2006 Options not yet recognized totaled approximately $0.2 million; that cost is expected to be recognized over a period of 3 years. No options have been exercised in 2006, 2005 or 2004, therefore no cash was received or tax benefit was realized in those years.

NOTE 7—RETIREMENT PLAN

In February 1996, Neff adopted a qualified 401(k) profit sharing plan (the “401(k) Plan”). The 401(k) Plan covers substantially all employees of the Company. Participating employees may contribute to the 401(k) Plan through salary deductions. The Company may contribute, at its discretion, matching contributions equal to 50% of the employee’s contribution not to exceed 3% of the employee’s annual salary. The Company contributed approximately, $0.8 million, $0.7 million and $0.6 million to the 401(k) Plan for the years ended December 31, 2006, 2005 and 2004, respectively.

NOTE 8—INCOME TAXES

The components of the benefit from income taxes is as follows (in thousands):

	For the Years Ended December 31,
	2006	2005	2004
Current	$(246)	$—	$—
Deferred	(11,730)	5,071	(2,553)
Change in valuation allowance	17,067	(5,071)	2,553

Total	$5,091	$—	$—

NEFF CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

NOTE 8—INCOME TAXES (Continued)

The following table summarizes the tax effects comprising the Company’s net deferred tax assets and liabilities (in thousands):

	December 31,
	2006	2005
Deferred Tax Assets
Net operating loss carryforwards	$54,561	$60,734
Alternative minimum tax credits	478	232
Intangible assets, allowance for bad debts and other	15,215	17,686

Total deferred tax assets	70,254	78,652
Valuation allowance	—	(17,067)
Deferred Tax Liabilities
Prepaids	(466)	(332)
Depreciation	(66,014)	(61,253)

Net Deferred Tax Asset	$3,774	$—

The Company had recorded a net deferred tax asset of approximately $17.1 million at December 31, 2005, which was completely offset by a valuation allowance. Realization of the deferred tax asset is dependent on generating sufficient taxable income in the future. The amount of the deferred tax asset considered realizable is periodically reassessed and accordingly, is adjusted in the period when changes in estimates of future taxable income or realization of such assets are identified and those changes could be material.

During 2006, the Company reversed approximately $17.1 million of its net deferred tax asset valuation allowance, which eliminated the remaining balance of the allowance. SFAS No. 109 provides that a valuation allowance must be established for deferred tax assets when it is more likely than not that the assets will not be realized. SFAS 109 also provides that all positive and negative evidence must be evaluated in determining the need for a valuation allowance. For the year ended December 31, 2006, the Company had net income before income taxes of $30.1 million. In addition, the Company evaluated its forecast of pre-tax income based on historical cumulative positive pre-tax income before non-recurring items for the years ended December 31, 2006, 2005 and 2004, and a forecast of positive taxable income in the future. As a result of that evaluation, the Company determined that it no longer requires a deferred tax asset valuation allowance. Under the guidelines of SFAS 109, the Company reversed the remaining component of this valuation allowance through current period earnings by a credit to the Company’s income tax (provision) benefit.

As of December 31, 2006, the Company had net operating loss carryforwards for federal and state income tax purposes of approximately $136.4 million expiring through 2026.

These carryforwards expire as follows (in thousands):

Expiration Date
2019	$2,377
2020	21,929
2021	35,514
2022	16,208
2024	29,483
2025	30,396
2026	496

Total	$136,403

NEFF CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

NOTE 8—INCOME TAXES (Continued)

Ownership changes have occurred, as defined by IRC Section 382, which place limitations on the utilization of net operating losses. Following an ownership change, the limitation for any post-change year is generally an amount equal to the fair market value of the loss corporation multiplied by an IRS prescribed interest rate. However, based on the Company’s attributes (i.e. built-in gains existing as of the ownership change date) it does not expect the limitation to impede the use of the majority of its net operating loss carryforwards.

The following table summarizes the differences between the statutory federal income tax rate and the Company’s effective income tax rate (in thousands, except percent data):

	For the Years Ended December 31,
	2006		2005		2004
	Amt.	%	Amt.	%	Amt.	%
(Provision) benefit at statutory federal income tax rate	$(10,520)	(35.0)	$4,434	34.0	$(2,050)	(34.0)
Change in valuation allowance	17,067	56.8	(5,071)	(38.9)	2,553	42.3
State tax (provision) benefit, net	(1,473)	(4.9)	639	4.9	(295)	(4.9)
Non-deductible expenses	(21)	(0.1)	(64)	(0.5)	(120)	(2.0)
Other	38	0.1	62	0.5	(88)	(1.4)

Total income tax benefit	$5,091	16.9	$—	—	$—	—

The following table summarizes activity for the deferred tax valuation allowance (in thousands):

	For the Years Ended December 31,
	2006	2005	2004
Beginning balance at January 1,	$17,067	$11,996	$14,549
Additions	—	5,071	—
Deductions	(17,067)	—	(2,553)

Ending Balance at December 31,	$—	$17,067	$11,996

In 2006, the Company assumed deferred tax liabilities of approximately $1.6 million in connection with the allocation of the purchase price relating to the acquisition described in Note 12, Acquisition.

NOTE 9—FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair market value of financial instruments held by the Company at December 31, 2006 and 2005 is based on a variety of factors and assumptions and may not necessarily be representative of the actual gains or losses that will be realized in the future and do not include expenses that could be incurred in an actual sale or settlement of such financial instruments.

The fair value of the Company’s Credit Facility is assumed to be equal to its carrying value, as the interest rates approximate market rates. At December 31, 2006 and 2005 approximately $163.5 million and $128.9 million, respectively was outstanding under the Credit Facility. As of December 31, 2006, the Company had 11 1/4% Notes with a face value of $245.0 million and an estimated fair value of $267.4 million, based on quoted market prices. The estimated fair value of the outstanding 13% subordinated notes at December 31, 2006 was $77.2 million, which approximates the carrying value.

NEFF CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

NOTE 10—RELATED-PARTY TRANSACTIONS AND OTHER COMMITMENTS

For the years ended December 31, 2006, 2005 and 2004 revenues from affiliated companies amounted to approximately $1.1 million, $1.5 million and $1.6 million, respectively. Included in accounts receivable are amounts from various companies related by virtue of common ownership, which amounted to $0.4 million and $0.4 million at December 31, 2006 and 2005, respectively.

In addition, in connection with the Transactions, affiliates of New York Life Capital Partners II, L.P., DLJ Investment Partners II, L.P. and TCW Cresent/Mezzanine Partners III, L.P. own approximately 25% of Neff’s outstanding shares of Class A common stock and purchased approximately $75.0 million in aggregate principal amount of the 13% senior subordinated notes.

Stockholders Agreement

Holdings, all of Neff’s other stockholders and Neff entered into a stockholders agreement in connection with the Recapitalization. Pursuant to the stockholders agreement, each of the parties thereto agrees to vote their stock in favor of a number of designees of Odyssey that will enable Odyssey to designate the election of all of the members of Neff’s Board of Directors. Pursuant to the stockholders agreement, each of Neff’s stockholders (other than Holdings) are restricted from transferring its stock of Neff until the earlier of an initial public offering by Neff of its stock or June 3, 2010. Holdings also has a bring-along right under certain circumstances to require Neff’s other stockholders party to the stockholders agreement to sell their shares to a third party that is purchasing stock of Neff. Neff’s other stockholders have a tag-along right under certain circumstances to sell their shares to a third party that is purchasing stock of Neff held by Holdings. In addition, under certain circumstances, the Company’s CEO also has a right to sell his stock back to Neff and, under certain circumstances, Neff has a right to purchase the stock held by the Company’s CEO. Furthermore, Neff’s stockholders party to the stockholders agreement each have the right under certain circumstances to purchase a pro rata portion of any future equity issuance by Neff. The stockholders agreement also provides Neff’s stockholders party to the stockholders agreement have the right, under certain circumstances and subject to certain conditions, to require Neff to register under the Securities Act shares of its Class A common stock held by them.

Management Stockholders Agreement

Holdings, Neff, and all members of our management who have received options pursuant to the 2005 Stock Option Plan entered into a management stockholders agreement. The management stockholders agreement provides for customary restrictions on transfer, put and call rights, tag-along rights and bring-along rights which would apply to the shares of capital stock of Neff.

NEFF CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

NOTE 10—RELATED-PARTY TRANSACTIONS AND OTHER COMMITMENTS (Continued)

Operating Leases

The Company leases real estate, rental equipment and other equipment under operating leases. Certain real estate leases require the Company to pay maintenance, insurance, taxes and certain other expenses in addition to the stated rental amounts. For leases with step rent provisions, whereby the rental payments increased incrementally over the life of the lease, the Company recognizes the total minimum lease payments on a straight-line basis over the lease term, including renewal options. As of December 31, 2006, future minimum rental payments under non-cancelable operating lease arrangements are as follows for the years ending December 31 (in thousands):

2007	$5,713
2008	4,570
2009	3,122
2010	1,940
2011	1,386
Thereafter	4,514

$21,245

During 2006, 2005 and 2004 rental expense under operating lease arrangements amounted to approximately $6.9 million, $12.7 million and $18.9 million, respectively.

Litigation Matters

The Company is party to legal proceedings and potential claims arising in the ordinary course of business. The Company’s management does not believe that these matters will have an adverse effect on the Company’s financial position, results of operations, or cash flows.

NOTE 11—SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

	For the Years Ended December 31,
	2006	2005	2004
Supplemental Disclosures of Cash Flow Information
Cash paid for interest	$50,484	$32,631	$15,011

Cash paid for rental equipment additions:
Total fleet additions	$116,455	$152,417	$94,766
Less amounts included in accounts payable and accrued expenses at December 31,	(624)	(3,545)	(3,433)
Add amounts included in accounts payable and accrued expenses at December 31 of prior year	3,545	3,433	998

Cash payments made for rental equipment additions	$119,376	$152,305	$92,331

NOTE 12—ACQUISITION

On May 18, 2006, the Company acquired River City Connections, Inc., a rental equipment business with two locations in Sacramento, California, for $17.1 million after giving effect to post-closing purchase price adjustments. The purchase was funded through borrowings on the Credit Facility. The acquired company was immediately merged with and into Valley Rents and Ready Mix, Inc. (“Valley Rents”), a Delaware corporation,

NEFF CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

NOTE 12—ACQUISITION (Continued)

which remained as the surviving entity and a wholly-owned subsidiary of Neff Rental, Inc. Valley Rents subsequently became a co-guarantor of the Credit Facility, 11 1/4% Notes and 13% Notes. On December 22, 2006 Valley Rents was merged into Neff Rental, Inc., with Neff Rental, Inc. remaining as the surviving entity.

The purchase price of $17.1 million was allocated to the assets acquired, mainly rental equipment, and liabilities assumed based on their estimated fair values at the date of acquisition. The excess purchase price over the fair values of assets acquired and liabilities assumed of $8.7 million was allocated to goodwill. In accordance with SFAS 142, goodwill is no longer amortized, but is tested at least annually for impairment. The allocation of the purchase price to the identifiable intangible assets acquired in these consolidated financial statements is preliminary until the Company obtains final information regarding their fair values.

The results of operations of the acquired business have been included in the Company’s consolidated statements of operations since the acquisition date and did not have a material impact on the Company’s results of operations. The pro forma results of operations, assuming the acquisition took place at the beginning of the periods presented, were not significantly different from the Company’s reported results of operations.

NOTE 13—SUMMARY OF QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

A summary of the quarterly operating results during 2006 and 2005 is as follows (in thousands):

	2006
	1st	2nd	3rd	4th
Revenues	$77,660	$83,826	$85,319	$83,473
Gross Profit	35,423	41,297	44,299	42,654
Income from operations	16,327	21,518	22,450	22,579

Net income	$4,011	$8,399	$8,455	$14,283

	2005
	1st	2nd	3rd	4th
Revenues	$61,787	$69,046	$72,333	$76,457
Gross profit	23,249	30,351	32,737	39,711
Income (loss) from operations	7,165	(7,516)	14,233	17,563

Net income (loss)	$2,481	$(22,622)	$1,511	$5,590

NOTE 14—SUBSEQUENT EVENTS

On March 31, 2007, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with LYN Holdings LLC, a Delaware limited liability company (the “Buyer”), LYN Holdings Corp., a Delaware corporation and a direct, wholly-owned subsidiary of the Buyer (“LYN Holdings”), and LYN Acquisition Corp., a Delaware corporation and a direct, wholly-owned subsidiary of LYN Holdings (“Merger Sub”), pursuant to which, among other things, the Company will be acquired for aggregate merger consideration to the Company’s stockholders and optionholders of approximately $409.0 million less transaction expenses payable by the Company and the existing indebtedness of the Company will be repaid. Under the terms of the Merger Agreement, Merger Sub will merge with and into the Company with the Company continuing as the surviving corporation and an indirect, wholly-owned subsidiary of the Buyer (the “Merger”). The Buyer, LYN Holdings

NEFF CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

NOTE 14—SUBSEQUENT EVENTS (Continued)

and Merger Sub are controlled by private investment funds affiliated with Lightyear Capital LLC. The Board of Directors of the Company recommended the approval of the Merger Agreement and the Merger to the stockholders of the Company, and the stockholders of the Company approved the Merger Agreement and the Merger by unanimous written consent in lieu of a meeting in accordance with Delaware law.

At the effective time of the Merger, each outstanding share of the Class A Common Stock of the Company, other than any shares owned by the Company, the Buyer, LYN Holdings or Merger Sub and shares owned by stockholders who are entitled to and who properly exercise appraisal rights under Delaware law, will be cancelled and converted into the right to receive a specific amount in cash.

The Buyer, LYN Holdings and Merger Sub have obtained equity and debt financing commitments for the transactions contemplated by the Merger Agreement, the aggregate proceeds of which will be sufficient for the Buyer, LYN Holdings and Merger Sub to pay the aggregate merger consideration, repay existing indebtedness of the Company and all of its subsidiaries (including Neff LLC’s 11¼% Notes and 13% Notes) and Neff Rental, Inc.’s credit facility and pay the Buyer’s, LYN Holdings’ and Merger Sub’s fees and expenses related to the Merger. These equity and debt financing commitments are subject to customary conditions. Consummation of the Merger is subject to various conditions, including the Buyer, LYN Holdings or Merger Sub having obtained an aggregate of $732.5 million of debt financing pursuant to the terms of the debt financing commitments, the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, the absence of the occurrence of a material adverse effect on the Company and its subsidiaries and other customary closing conditions. The parties expect to close the transaction during the second quarter of 2007.

The foregoing summary of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement attached as Exhibit 2.1 to Neff Rental LLC’s report on Form-8-K, filed with the SEC on April 2, 2007.

NOTE 15—SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

On July 8, 2005, Neff LLC and its subsidiaries issued the 11 1 /4% Notes, due 2012 and assumed the obligations of Neff as issuer of the 13% Notes, due 2013 (collectively, the “Securities”). Neff Finance is a co-issuer of the Securities and Neff Rental, Inc. is a guarantor of the Securities. Both Neff Finance and Neff Rental, Inc. are direct, 100% owned subsidiaries of Neff LLC. The obligations of Neff Finance and Neff Rental, Inc. in respect of the Securities are full and unconditional. The obligations of Neff Finance are joint and several with Neff LLC, and the obligations of Neff Rental, Inc. are joint and several with all future guarantors in respect of the Securities.

Neff LLC conducts substantially all of its business through, and derives all of its income from, its operating subsidiary, Neff Rental, Inc. Therefore, Neff LLC’s ability to make required principal and interest payments with respect to its indebtedness depends on the earnings of its subsidiaries and its ability to receive funds from its subsidiaries through dividend and other payments. Neff Rental, Inc. is subject to various financial and restrictive covenants under its Credit Facility that limit its ability to distribute cash to Neff LLC. However, the Credit Facility expressly allows distributions of cash in connection with regularly scheduled payments of principal and interest and certain other amounts in respect of the Securities.

Neff Finance has no operations, revenues, cash flows or assets other than its nominal capitalization of $1.00, and thus, the Company has not presented separate financial statements and other disclosures concerning Neff Finance.

NEFF CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

NOTE 15—SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (Continued)

In accordance with criteria established under Rule 3-10 of Regulation S-X under the Act, the following tables present condensed consolidating financial information of (a) Neff Corp. (“Parent”), and (b) Neff LLC (c) Neff Rental, Inc. (the “Guarantor Subsidiary”), in its capacity as guarantor of the Securities:

SUPPLEMENTAL CONDENSED CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2006

(in thousands)

	Guarantor Subsidiary	Neff LLC	Parent	Eliminations	Condensed Consolidated
ASSETS
Cash and cash equivalents	$158	$—	$—	$—	$158
Accounts receivable, net	49,357	—	—	—	49,357
Inventories	1,617	—	—	—	1,617
Rental equipment, net	318,446	—	—	—	318,446
Property and equipment, net	21,391	—	—	—	21,391
Investment in subsidiaries	—	3,040	(90,512)	87,472	—
Goodwill	8,726	—	—	—	8,726
Deferred tax asset, net	3,774	—	—	—	3,774
(Due to) from affiliates	(220,361)	220,361	—	—	—
Prepaid expenses and other assets	7,203	9,960	—	—	17,163

Total assets	$190,311	$233,361	$(90,512)	$87,472	$420,632

LIABILITIES AND STOCKHOLDERS’ DEFICIENCY
Liabilities
Accounts payable	$4,498	$—	—	$—	$4,498
Accrued expenses	19,273	1,685	—	—	20,958
Credit facility	163,500	—	—	—	163,500
11 1/4% second priority senior secured notes	—	245,000	—	—	245,000
13% senior subordinated notes	—	77,188	—	—	77,188

Total liabilities	187,271	323,873	—	—	511,144

Stockholders’ deficiency
Members’ deficit	—	(90,512)	—	90,512	—
Class A Common Stock	—	—	125	—	125
Additional paid-in capital	36,889	—	22,573	(36,889)	22,573
Accumulated deficit	(33,849)	—	(113,210)	33,849	(113,210)

Total stockholders’ deficiency	3,040	(90,512)	(90,512)	87,472	(90,512)

Total liabilities and stockholders’ deficiency	$190,311	$233,361	$(90,512)	$87,472	$420,632

NEFF CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

NOTE 15—SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (Continued)

SUPPLEMENTAL CONDENSED CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2005

(in thousands)

	Guarantor Subsidiary	Neff LLC	Parent	Eliminations	Condensed Consolidated
ASSETS
Cash and cash equivalents	$33	$—	$—	$—	$33
Accounts receivable, net	44,573	—	—	—	44,573
Inventories	1,901	—	—	—	1,901
Rental equipment, net	278,760	—	—	—	278,760
Property and equipment, net	17,187	—	—	—	17,187
Investment in subsidiaries	—	(73,987)	(128,100)	202,087	—
(Due to) from affiliates	(259,836)	259,836	—	—	—
Prepaid expenses and other assets	8,260	9,671	—	—	17,931

Total assets	$90,878	$195,520	$(128,100)	$202,087	$360,385

LIABILITIES AND STOCKHOLDERS’ DEFICIENCY
Liabilities
Accounts payable	$10,382	$—	$—	$—	$10,382
Accrued expenses	25,548	1,687	—	—	27,235
Credit facility	128,935	—	—	—	128,935
11 1/4% second priority senior secured notes	—	245,000	—	—	245,000
13% senior subordinated notes	—	76,933	—	—	76,933

Total liabilities	164,865	323,620	—	—	488,485

Stockholders’ deficiency
Members’ deficit	—	(128,100)	—	128,100	—
Class A Common Stock	—	—	125	—	125
Additional paid-in capital	34,448	—	20,133	(34,448)	20,133
Accumulated deficit	(108,435)	—	(148,358)	108,435	(148,358)

Total stockholders’ deficiency	(73,987)	(128,100)	(128,100)	202,087	(128,100)

Total liabilities and stockholders’ deficiency	$90,878	$195,520	$(128,100)	$202,087	$360,385

NEFF CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

NOTE 15—SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (Continued)

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2006

(in thousands)

	Guarantor Subsidiary	Neff LLC	Parent	Eliminations	Condensed Consolidated
Revenues
Rental revenues	$275,397	$—	$—	$—	$275,397
Equipment sales	39,409	—	—	—	39,409
Parts and service	15,472	—	—	—	15,472

Total revenues	330,278	—	—	—	330,278

Cost of revenues
Cost of equipment sold	27,715	—	—	—	27,715
Depreciation of rental equipment	58,990	—	—	—	58,990
Maintenance of rental equipment	70,223	—	—	—	70,223
Costs of parts and service	9,677	—	—	—	9,677

Total cost of revenues	166,605	—	—	—	166,605

Gross profit	163,673	—	—	—	163,673

Other operating expenses
Selling, general and administrative expenses	74,897	—	—	—	74,897
Other depreciation and amortization	5,902	—	—	—	5,902

Total other operating expenses	80,799	—	—	—	80,799

Income from operations	82,874	—	—	—	82,874

Other expenses
Interest expense	12,513	38,217	—	—	50,730
Amortization of debt issue costs	865	1,222	—	—	2,087

Total other expenses	13,378	39,439	—	—	52,817

Income (loss) before benefit from income taxes and equity earnings in subsidiaries	69,496	(39,439)		—	30,057
Benefit from income taxes	5,091	—	—	—	5,091
Equity earnings in subsidiaries	—	74,587	35,148	(109,735)	—

Net income (loss)	$74,587	$35,148	$35,148	$(109,735)	$35,148

NEFF CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

NOTE 15—SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (Continued)

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2005

(in thousands)

	Guarantor Subsidiary	Neff LLC	Parent	Eliminations	Condensed Consolidated
Revenues
Rental revenues	$229,802	$—	$—	$—	$229,802
Equipment sales	36,360	—	—	—	36,360
Parts and service	13,461	—	—	—	13,461

Total revenues	279,623	—	—	—	279,623

Cost of revenues
Cost of equipment sold	26,867	—	—	—	26,867
Depreciation of rental equipment	47,962	—	—	—	47,962
Maintenance of rental equipment	70,653	—	—	—	70,653
Costs of parts and service	8,093	—	—	—	8,093

Total cost of revenues	153,575	—	—	—	153,575

Gross profit	126,048	—	—	—	126,048

Other operating expenses
Selling, general and administrative expenses	67,871	—	—	—	67,871
Other depreciation and amortization	5,456	—	—	—	5,456
Recapitalization expenses	21,276	—	—	—	21,276

Total other operating expenses	94,603	—	—	—	94,603

Income from operations	31,445	—	—	—	31,445

Other expenses
Interest expense	9,414	23,549	—	—	32,963
Amortization of debt issue costs	1,273	5,419	—	—	6,692
Loss on debt extinguishment	842	3,988	—	—	4,830

Total other expenses	11,529	32,956	—	—	44,485

Income (loss) before equity earnings in subsidiaries	19,916	(32,956)	—	—	(13,040)
Equity earnings in subsidiaries	—	19,916	(13,040)	(6,876)	—

Net income (loss)	$19,916	$(13,040)	$(13,040)	$(6,876)	$(13,040)

NEFF CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

NOTE 15—SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (Continued)

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2004

(in thousands)

	Guarantor Subsidiary	Parent	Eliminations	Condensed Consolidated
Revenues
Rental revenues	$192,880	$—	$—	$192,880
Equipment sales	42,750	—	—	42,750
Parts and service	12,058	—	—	12,058

Total revenues	247,688	—	—	247,688

Cost of revenues
Cost of equipment sold	35,890	—	—	35,890
Depreciation of rental equipment	41,739	—	—	41,739
Maintenance of rental equipment	74,266	—	—	74,266
Costs of parts and service	7,236	—	—	7,236

Total cost of revenues	159,131	—	—	159,131

Gross profit	88,557	—	—	88,557

Other operating expenses
Selling, general and administrative expenses	58,403	—	—	58,403
Other depreciation and amortization	5,936	—	—	5,936

Total other operating expenses	64,339	—	—	64,339

Income from operations	24,218	—	—	24,218

Other expenses (income)
Interest expense	5,296	12,017	—	17,313
Adjustment to gain on sale of business	—	(1,074)	—	(1,074)
Amortization of debt issue costs	1,695	255	—	1,950

Total other expenses (income)	6,991	11,198	—	18,189

Income (loss) before equity earnings in subsidiaries	17,227	(11,198)	—	6,029
Equity earnings in subsidiaries	—	17,227	(17,227)	—

Net income (loss)	$17,227	$6,029	$(17,227)	$6,029

NEFF CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

NOTE 15—SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (Continued)

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2006

(in thousands)

	Guarantor Subsidiary	Neff LLC	Parent		Eliminations	Condensed Consolidated
Cash Flows from Operating Activities
Net income (loss)	$74,587	$35,148		$35,148	$(109,735)	$35,148
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	64,892	—		—	—	64,892
Amortization of debt issue costs	865	1,222		—	—	2,087
Gain on sale of equipment	(11,694)	—		—	—	(11,694)
Provision for bad debt	1,369	—		—	—	1,369
Stock compensation expense	2,440	—		—	—	2,440
Equity earnings in subsidiaries	—	(74,587)		(35,148)	109,735	—
Recovery for hurricane losses	(1,000)	—		—	—	(1,000)
Deferred income taxes	(5,337)	—		—	—	(5,337)
Changes in operating assets and liabilities, net of effect of acquisition:
Accounts receivable	(4,925)	—		—	—	(4,925)
Inventories and other assets	2,275	(1,510)		—	—	765
Accounts payable and accrued expenses	(9,998)	2		—	—	(9,996)

Net cash provided by (used in) operating activities	113,474	(39,725)		—	—	73,749

Cash Flows from Investing Activities
Purchases of rental equipment	(119,376)	—		—	—	(119,376)
Proceeds from sale of equipment	39,409	—		—	—	39,409
Purchases of property and equipment	(10,632)	—		—	—	(10,632)
Cash paid in connection with acquisition, net of cash acquired	(17,137)	—		—	—	(17,137)
Insurance proceeds for hurricane losses	1,057	—		—	—	1,057

Net cash used in investing activities	(106,679)	—		—	—	(106,679)

Cash Flows from Financing Activities
Borrowings under credit facility	34,565	—		—	—	34,565
Debt issue costs	—	(1,510)		—	—	(1,510)
Due (from) to affiliates	(41,235)	41,235		—	—	—

Net cash (used in) provided by financing activities	(6,670)	39,725		—	—	33,055

Net increase in cash and cash equivalents	125	—		—	—	125
Cash and cash equivalents, beginning of year	33	—		—	—	33

Cash and cash equivalents, end of year	$158	$—	$		$—	$158

NEFF CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

NOTE 15—SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (Continued)

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2005

(in thousands)

	Guarantor Subsidiary	Neff LLC	Parent	Eliminations	Condensed Consolidated
Cash Flows from Operating Activities
Net income (loss)	$19,916	$(13,040)	$(13,040)	$(6,876)	$(13,040)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	53,418	—	—	—	53,418
Amortization of debt issue costs	1,273	5,419	—	—	6,692
Gain on sale of equipment	(9,493)	—	—	—	(9,493)
Loss on debt extinguishment	842	3,988	—	—	4,830
Provision for bad debt	2,484	—	—	—	2,484
Stock compensation expense related to redemption of stock options	17,951	—	—	—	17,951
Provision for hurricane losses	750	—	—	—	750
Equity earnings in subsidiaries	—	(19,916)	13,040	6,876	—
Changes in operating assets and liabilities:
Accounts receivable	(9,461)	—	—	—	(9,461)
Inventories and other assets	(13,125)	10,141	—	—	(2,984)
Accounts payable and accrued expenses	2,972	1,687	—	—	4,659

Net cash provided by (used in) operating activities	67,527	(11,721)	—	—	55,806

Cash Flows from Investing Activities
Purchases of rental equipment	(152,305)	—	—	—	(152,305)
Proceeds from sale of equipment	36,360	—	—	—	36,360
Purchases of property and equipment	(7,819)	—	—	—	(7,819)
Insurance proceeds for hurricane losses	300	—	—	—	300

Net cash used in investing activities	(123,464)	—	—	—	(123,464)

Cash Flows from Financing Activities
Repayments under previously outstanding credit facility	(101,502)	—	—	—	(101,502)
Borrowings under credit facility	128,935	—	—	—	128,935
Repayments of term loan	—	(52,384)	—	—	(52,384)
Borrowings under bridge loan	—	245,000	—	—	245,000
Repayments of bridge loan	(245,000)		—	—	(245,000)
Issuance of 11 1/4% second priority senior secured notes	245,000		—	—	245,000
Issuance of 13% senior subordinated notes	—	76,818	—	—	76,818
Redemption of 10 1/4% senior subordinated notes	—	(76,113)	—	—	(76,113)
Redemption of common and preferred stock	—	(203,362)	—	—	(203,362)
Redemption of stock options	—	(21,746)	—	—	(21,746)
Issuance of Class A common stock	—	97,250	—	—	97,250
Debt issue costs	(9,686)	(10,141)	—	—	(19,827)
Costs in connection with Recapitalization	—	(5,459)	—	—	(5,459)
Due to (from) affiliates	38,142	(38,142)	—	—	—

Net cash provided by financing activities	55,889	11,721	—	—	67,610

Net decrease in cash and cash equivalents	(48)	—	—	—	(48)
Cash and cash equivalents, beginning of year	81	—	—	—	81

Cash and cash equivalents, end of year	$33	$—	$—	$—	$33

NEFF CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

NOTE 15—SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (Continued)

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2004

(in thousands)

	Guarantor Subsidiary	Parent	Eliminations	Condensed Consolidated
Cash Flows from Operating Activities
Net income (loss)	$17,227	$6,029	$(17,227)	$6,029
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	47,675	—	—	47,675
Amortization of debt issue costs	1,695	255	—	1,950
Gain on sale of equipment	(6,860)	—	—	(6,860)
Adjustment to gain on sale of business	—	(1,074)	—	(1,074)
Provision for bad debt	1,766	—	—	1,766
Paid-in-kind interest on term loan	—	1,952	—	1,952
Equity earnings in subsidiaries	—	(17,227)	17,227	—
Change in operating assets and liabilities:
Accounts receivable	(4,476)	—	—	(4,476)
Inventories and other assets	801	—	—	801
Accounts payable and accrued expenses	12,104	—	—	12,104

Net cash provided by (used in) operating activities	69,932	(10,065)	—	59,867

Cash Flows from Investing Activities
Purchases of rental equipment	(92,331)	—	—	(92,331)
Proceeds from sale of equipment	42,750	—	—	42,750
Purchases of property and equipment	(5,694)	—	—	(5,694)

Net cash used in investing activities	(55,275)	—	—	(55,275)

Cash Flows from Financing Activities
Repayments under credit facility	(3,699)	—	—	(3,699)
Issuance of Series A convertible preferred stock	—	10		10
Debt issue costs	(922)	—	—	(922)
Due to (from) affiliates	(10,055)	10,055	—	—

Net cash (used in) provided by financing activities	(14,676)	10,065	—	(4,611)

Net decrease in cash and cash equivalents	(19)	—	—	(19)
Cash and cash equivalents, beginning of year	100	—	—	100

Cash and cash equivalents, end of year	$81	$—	$—	$81

$230,000,000

Offer to Exchange

$230,000,000 10% Senior Notes due 2015

for any and all outstanding

$230,000,000 10% Senior Notes due 2015

PROSPECTUS, August 2, 2007